

ARBOR

Arbor Realty Trust, Inc.


13001626



12

Annual Report 2012

growing financial partnerships

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Received SEC
APR 1 1 2013
Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32136

Arbor Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation)	**20-0057959** (I.R.S. Employer Identification No.)
333 Earle Ovington Boulevard, Suite 900 **Uniondale, NY** (Address of principal executive offices)	**11553** (Zip Code)

(516) 506-4200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, par value $0.01 per share	New York Stock Exchange
Preferred Stock, 8.25% Series A Cumulative Redeemable, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, all of which is voting, held by non-affiliates of the registrant as of June 30, 2012 (computed based on the closing price on such date as reported on the NYSE) was $105.0 million. As of February 15, 2013, the registrant had 32,036,925 shares of common stock outstanding (excluding 2,650,767 shares held in treasury).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement"), to be filed within 120 days after the end of the registrant's fiscal year ended December 31, 2012, are incorporated by reference into Part III of this Annual Report on Form 10-K.

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INDEX

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FORWARD LOOKING STATEMENTS

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate market specifically; adverse changes in the financing markets we access affecting our ability to finance our loan and investment portfolio; changes in interest rates; the quality and size of the investment pipeline and the rate at which we can invest our cash; impairments in the value of the collateral underlying our loans and investments; changes in the markets; legislative/regulatory changes; completion of pending investments; the availability and cost of capital for future investments; competition within the finance and real estate industries; and other risks detailed from time to time in our SEC reports. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this report. The factors noted above could cause our actual results to differ significantly from those contained in any forward-looking statement. For a discussion of our critical accounting policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Arbor Realty Trust, Inc. and Subsidiaries—Significant Accounting Estimates and Critical Accounting Policies" under Item 7 of this report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

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PART I

ITEM 1. BUSINESS

Overview

Arbor Realty Trust, Inc. is a specialized real estate finance company that invests in a diversified portfolio of structured finance assets in the multi-family and commercial real estate markets. We invest primarily in real estate-related bridge and mezzanine loans, including junior participating interests in first mortgages, preferred and direct equity, and in limited cases, discounted mortgage notes and other real estate-related assets, which we refer to collectively as structured finance investments. We also hold investments in mortgage-related securities and real estate property. Our principal business objective is to maximize the difference between the yield on our investments and the cost of financing these investments to generate cash available for distribution, facilitate capital appreciation and maximize total return to our stockholders.

We are organized to qualify as a real estate investment trust ("REIT") for federal income tax purposes. A REIT is generally not subject to federal income tax on that portion of its REIT taxable income ("Taxable Income") that is distributed to its stockholders, provided that at least 90% of Taxable Income is distributed and provided that certain other requirements are met. Certain of our assets that produce non-qualifying income are held in taxable REIT subsidiaries. Unlike other subsidiaries of a REIT, the income of a taxable REIT subsidiary is subject to federal and state income taxes.

We commenced operations in July 2003 and conduct substantially all of our operations and investing activities through our operating partnership, Arbor Realty Limited Partnership, and its subsidiaries. We serve as the general partner of our operating partnership, and own a 100% partnership interest in our operating partnership as of December 31, 2012.

We are externally managed and advised by Arbor Commercial Mortgage, LLC ("ACM"), a national commercial real estate finance company that specializes in debt and equity financing for multi-family and commercial real estate, pursuant to the terms of a management agreement described below. ACM provides us with all of the services vital to our operations other than asset management, securitization and certain credit functions, and our executive officers and other staff are all employed by our manager, ACM, pursuant to the management agreement. The management agreement requires ACM to manage our business affairs in conformity with the policies and investment guidelines that are approved and monitored by our Board of Directors.

We believe ACM's experience and reputation positions it to originate attractive investment opportunities for us. Our management agreement with ACM was developed to capitalize on synergies with ACM's origination infrastructure, existing business relationships and management expertise. ACM has granted us a right of first refusal to pursue all structured finance investment opportunities in the multi-family or commercial real estate markets that are identified by ACM or its affiliates. ACM continues to originate and service multi-family and commercial mortgage loans under Fannie Mae, Federal Housing Administration and conduit commercial lending programs. We believe that the customer relationships established from these lines of business may generate additional real estate investment opportunities for our business.

Current Market Conditions

Global deleveraging by most financial institutions over the past several years has severely limited the availability of capital for most businesses, including those involved in the commercial real estate sector. As a result, we, along with most institutions in our industry, significantly reduced investment activity during the downturn. While there continue to be some effects from the past economic downturn, we have seen improvements in the market and investment opportunities are becoming available to us. As a result, we completed two public offering in 2012 in which we sold 7,000,000 shares of our common stock for net proceeds of approximately $36.7 million. We also entered into an "At-The-Market" ("ATM") equity offering sales agreement in the fourth quarter of 2012 whereby, in accordance with the terms of the agreement, from time to time we may issue and sell up to 6,000,000 shares of our common stock. In February 2013, we completed an underwritten public offering of 1.6 million shares of 8.25% Series A Cumulative Redeemable Preferred Stock generating net proceeds of approximately $37.3 million after deducting underwriting fees and estimated offering costs.

Further, we also completed a collateralized loan obligation ("CLO") in 2012 in which we issued $87.5 million of investment grade notes, and a second CLO in January 2013 in which we issued $177.0 million of investment grade notes. While there can be no assurance that we will continue to have access to the equity and debt markets, we will continue to pursue these and other available market opportunities as a means to increase our liquidity and capital base and if market conditions continue to stabilize, we will rely on these credit and equity markets to generate capital for financing the growth of our business. Additionally, in this current environment, we remain focused on managing our portfolio to preserve capital, generating and recycling liquidity from existing assets and actively managing our financing facilities.

Global stock and credit markets have experienced prolonged price volatility, dislocations and liquidity disruptions over the past several years, which have caused market prices of many stocks to fluctuate substantially. Commercial real estate has been particularly adversely affected by the prolonged economic downturn. Although we have seen improvements, the overall market recovery still remains uncertain. Should the market regress, the commercial real estate sector may experience additional losses, challenges in complying with the terms of financing agreements, difficulties in raising capital, and challenges in obtaining investment financing on attractive terms.

During the downturn, market conditions also resulted in the scarcity of certain types of financing, and, in certain cases, making terms for certain financings less attractive. We have seen improvements in the global debt and securitization market both in availability and pricing, however if conditions deteriorate in the future, lending institutions may be forced to exit markets such as repurchase lending, become insolvent, further tighten their lending standards or increase the amount of equity capital required to obtain financing. In addition, further deterioration would make it more difficult for borrowers to repay our loans as they may experience difficulties in selling assets, increased costs of financing or obtaining financing at all. It would also make it more difficult or unlikely for us to raise capital through the issuance of our common or preferred stock.

The financial downturn that occurred has had a significant impact on our business, our borrowers and real estate values throughout all asset classes and geographic locations. If real estate values decline further, it may limit our new mortgage loan originations since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans. If real estate values decline further, this may also significantly increase the likelihood that we will continue to incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our investment in the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly impact our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our stockholders. We have made, and continue to make modifications and extensions to loans when it is economically feasible to do so. In some cases, a modification is a more viable alternative to foreclosure proceedings when a borrower cannot comply with loan terms. In doing so, lower borrower interest rates, combined with non-performing loans, will lower our net interest margins when comparing interest income to our costs of financing.

Our Corporate History

On July 1, 2003, ACM contributed a portfolio of structured finance investments to our operating partnership. Concurrently with this contribution, we and our operating partnership entered into a management agreement with ACM pursuant to which ACM manages our investments for a base management fee and incentive compensation, and the nine person asset management group of ACM became our employees.

In exchange for ACM's contribution of structured finance investments, our operating partnership issued approximately 3.1 million units of limited partnership interest, or operating partnership units, and approximately 0.6 million warrants to purchase additional operating partnership units at an initial exercise price of $15.00 per operating partnership unit to ACM. Concurrently, we, our operating partnership and ACM entered into a pairing agreement. Pursuant to the pairing agreement, each operating partnership unit issued to ACM and issuable to ACM upon exercise of its warrants for additional operating partnership units in connection with the contribution of initial assets was paired with one share of the Company's special voting preferred stock. In October 2004, ACM exercised these warrants and held approximately 3.8 million operating partnership units, constituting an approximately 16% limited partnership interest in our operating partnership. ACM had the ability to redeem each of these operating partnership units for cash or, at our election, one share of our common stock. We granted ACM certain demand and other registration rights with respect to the shares of common stock that could be issued upon redemption of these operating partnership units. Each of these operating partnership units were also paired with one share of our special voting preferred stock entitling ACM to one vote on all matters submitted to a vote of our stockholders. Upon redemption of these operating partnership units, an equivalent number of shares of our special voting preferred stock would be redeemed and cancelled.

Concurrently with ACM's contribution of investments to our operating partnership, we sold approximately 1.6 million of our units, each consisting of five shares of our common stock and one warrant to purchase an additional share of common stock at an initial exercise price of $15.00 per share, for $75.00 per unit in a private placement and agreed to register the shares of common stock underlying these units and warrants for resale under the Securities Act of 1933, as amended (the "1933 Act"). In July 2004, we registered approximately 9.6 million shares of common stock underlying these units and warrants. At December 31, 2005, approximately 1.6 million warrants were exercised, of which 0.5 million were exercised "cashless", for a total of 1.3 million common shares issued pursuant to their exercise.

In April 2004, we closed our initial public offering in which we issued and sold 6.3 million shares of common stock and a selling stockholder sold 22,500 shares of common stock, each at $20.00 per share. Concurrently with the initial public offering, we sold 0.5 million shares of common stock at the initial public offering price directly to an entity wholly-owned by one of our directors. The underwriters of our initial public offering exercised their overallotment option and, in May 2004, we issued and sold an additional 0.5 million shares of our common stock pursuant to such exercise.

Since January 2005, we completed three non-recourse collateralized debt obligation ("CDO") transactions, whereby $1.44 billion of real estate-related and other assets were contributed to three newly-formed consolidated subsidiaries, which issued $1.21 billion of investment grade-rated floating-rate notes in three separate private placements. These proceeds were used to repay outstanding debt and resulted in a decreased cost of borrowed funds relating to the CDO assets.

Since March 2005, we issued a total of $290.0 million of junior subordinated notes in private placements. The junior subordinated notes are unsecured, have a maturity of 25 to 28 years, and pay interest quarterly at a fixed rate or floating rate of interest based on three-month LIBOR. In February 2010, we retired $114.1 million of our junior subordinated notes in exchange for the re-issuance of certain of our own CDO bonds, as well as other assets.

In June 2007, we completed a public offering in which we sold 2,700,000 shares of our common stock registered for $27.65 per share, and received net proceeds of approximately $73.6 million after deducting the underwriting discount and the other estimated offering expenses. We used the proceeds to pay down debt and finance our loan and investment portfolio.

In June 2008, our external manager exercised its right to redeem its approximate 3.8 million operating partnership units in our operating partnership for shares of our common stock on a one-for-one basis. In addition, the special voting preferred shares paired with each operating partnership unit, pursuant to the pairing agreement, were redeemed simultaneously and cancelled. ACM currently holds approximately 17% of the voting power of our outstanding common stock.

In June 2010, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") under the 1933 Act with respect to an aggregate of $500.0 million of debt securities, common stock, preferred stock, depositary shares and warrants that may be sold by us from time to time pursuant to Rule 415 of the 1933 Act. On June 23, 2010, the SEC declared this shelf registration statement effective.

In June 2012, we completed a public offering in which we sold 3,500,000 shares of our common stock for $5.40 per share, and received net proceeds of approximately $17.5 million after deducting the underwriting discount and other offering expenses. We used the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes.

In September 2012, we completed a non-recourse collateralized loan obligation ("CLO") transaction, whereby $125.1 million of real estate-related assets were contributed to a newly-formed consolidated subsidiary, which issued $87.5 million of investment grade-rated floating-rate notes. These proceeds were used to fund investments and repay borrowings under our credit facilities which resulted in a decreased cost of borrowed funds relating to the CLO assets.

In October 2012, we completed another public offering in which we sold 3,500,000 shares of our common stock for $5.80 per share, and received net proceeds of approximately $19.2 million after deducting the underwriting discount and other offering expenses. We used the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes.

In December 2012, we entered into an "At-The-Market" ("ATM") equity offering sales agreement with JMP Securities LLC ("JMP") whereby, in accordance with the terms of the agreement, from time to time we may issue and sell through JMP up to 6,000,000 shares of our common stock. Sales of the shares, if any, will be made by means of ordinary brokers' transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As of February 15, 2013, JMP has sold 787,700 shares for net proceeds of $5.5 million. We currently have 32,036,925 shares of common stock outstanding.

On January 28, 2013 we completed a second CLO in which we issued $177.0 million of investment grade notes and on February 1, 2013, we completed an underwritten public offering of 1.4 million shares of 8.25% Series A Cumulative Redeemable Preferred Stock generating net proceeds of approximately $33.6 million after deducting underwriting fees and estimated offering costs. In addition, the underwriters were granted an over-allotment option for 210,000 shares of the preferred stock which expires in March 2013. On February 5, 2013, the underwriters exercised their option for 151,500 shares providing additional net proceeds of approximately $3.7 million. We currently have $416.4 million available under our shelf registration.

Our Investment Strategy

Our principal business objectives are to invest in bridge and mezzanine loans, including junior participating interests in first mortgages, preferred and direct equity, mortgage-backed securities and other real estate-related assets predominantly in the multifamily and commercial real estate markets and actively manage our investment portfolio in order to generate cash available for distribution, facilitate capital appreciation and maximize total return to our stockholders. We believe the financing of multi-family and commercial real estate offers opportunities that demand customized financing solutions. We believe we can achieve these objectives through the following business and growth strategies:

Provide Customized Financing. We provide financing customized to the needs of our borrowers. We target borrowers who have demonstrated a history of enhancing the value of the properties they operate, but whose options may be limited by conventional bank financing and who may benefit from the sophisticated structured finance products we offer.

Execute Transactions Rapidly. We act quickly and decisively on proposals, provide commitments and close transactions within a few weeks and sometimes days, if required. We believe that rapid execution attracts opportunities from both borrowers and other lenders that would not otherwise be available. We believe our ability to structure flexible terms and close loans in a timely manner gives us a competitive advantage.

Manage Credit Quality. A critical component of our strategy in the real estate finance sector is our ability to manage the real estate risk that is underwritten by our manager and us. We actively manage the credit quality of our portfolio by using the expertise of our asset management group, which has a proven track record of structuring and repositioning structured finance investments to improve credit quality and yield.

Use Arbor Commercial Mortgage's Relationships with Existing Borrowers. We capitalize on ACM's reputation in the commercial real estate finance industry. ACM has relationships with a large borrower base nationwide. Since ACM's originators offer senior mortgage loans as well as our structured finance products, we are able to benefit from its existing customer base and use its senior lending business as a potential refinance vehicle for our structured finance assets.

Offer Broader Products and Expand Customer Base. We have the ability to offer a larger number of financing alternatives than ACM has been able to offer to its customers in the past. Our potential borrowers are able to choose from products offering various lengths of maturity, rate types and larger principal amounts than ACM could offer.

Leverage the Experience of Executive Officers, Arbor Commercial Mortgage and Our Employees. Our executive officers and employees, and those of ACM, have extensive experience originating and managing structured commercial real estate investments. Our senior management team has, on average, over 20 years of experience in the financial services industry.

Our Targeted Investments

We pursue lending and investment opportunities with property owners and developers who need interim financing until permanent financing can be obtained. We primarily target transactions where we believe we have competitive advantages, particularly our lower cost structure and in-house underwriting capabilities. Our structured finance investments generally have maturities of two to five years depending on type, have extension options when appropriate, and generally require a balloon payment of principal at maturity. Borrowers in the market for these types of loans include, but are not limited to, owners or developers seeking either to acquire or refurbish real estate or to pay down debt and reposition a property for permanent financing.

Our investment program emphasizes the following general categories of real estate-related activities:

Bridge Financing. We offer bridge financing products to borrowers who are typically seeking short-term capital to be used in an acquisition of property. The borrower has usually identified an undervalued asset that has been under managed and/or is located in a recovering market. From the borrower's perspective, shorter term bridge financing is advantageous because it allows for time to improve the property value through repositioning the property without encumbering it with restrictive long-term debt that may not reflect optimal leverage for non-stabilized property.

The bridge loans we currently make typically range in size from $5 million to $30 million and are predominantly secured by first mortgage liens on the property. At December 31, 2012, variable interest rates ranged from 1.50% to 10.34% over 30-day LIBOR, with fixed rates ranging from 6.30% to 15.00%. However, our current target range is generally 5.50% to 7.50% over 30-day LIBOR. Additional yield enhancements may include origination fees, deferred interest, yield look-backs, and participating interests, which are equity interests in the borrower that share in a percentage of the underlying cash flows of the property. Borrowers generally use the proceeds of a conventional mortgage to repay a bridge loan.

Junior Participation Financing. We offer junior participation financing in the form of a junior participating interest in the senior debt. Junior participation financings have the same obligations, collateral and borrower as the senior debt. The junior participation interest is subordinated to the senior debt by virtue of a contractual agreement between the senior debt lender and the junior participating interest lender.

Our junior participation loans typically range in size from $1 million to $60 million and have terms of up to ten years. At December 31, 2012, variable interest rates ranged from 1.00% to 5.71% over 30-day LIBOR, with fixed rates ranging from 4.00% to 10.07%. As in the case with our bridge loans, the yield on these investments may be enhanced by prepaid and deferred interest payments, yield look-backs and participating interests.

Mezzanine Financing. We offer mezzanine financing in the form of loans that are subordinate to a conventional first mortgage loan and senior to the borrower's equity in a transaction. Mezzanine financing may take the form of loans secured by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans secured by second mortgage liens on the property. We may also require additional security such as personal guarantees, letters of credit and/or additional collateral unrelated to the property.

Our mezzanine loans typically range in size from $1 million to $50 million and have terms of up to ten years. At December 31, 2012, variable interest rates ranged from 2.50% to 12.00% over 30-day LIBOR, with fixed rates ranging from 4.00% to 12.00%. As in the case with our bridge loans, the yield on these investments may be enhanced by prepaid and deferred interest payments, yield look-backs and participating interests.

We hold a majority of our mezzanine loans through subsidiaries of our operating partnership that are pass-through entities for tax purposes or taxable subsidiary corporations.

Preferred Equity Investments. We provide financing by making preferred equity investments in entities that directly or indirectly own real property. In cases where the terms of a first mortgage prohibit additional liens on the ownership entity, investments structured as preferred equity in the entity owning the property serve as viable financing substitutes. With preferred equity investments, we typically become a member in the ownership entity.

Our preferred equity investments typically range in size from $1 million to $75 million, have terms up to ten years. At December 31, 2012, variable rates were 9.93% over 30-day LIBOR, with fixed rates ranging from 2.36% to 17.00%.

Real Property Acquisitions. We have, and may in the future, acquire real estate by foreclosure or through partial or full settlement of mortgage debt related to our loans. Our management team may identify such assets and initiate an asset-specific plan to maximize the value of the collateral, which can include appointing a third party property manager, completing the construction or renovation of the property, continuing the sale of condominium units, leasing or increasing the occupancy of the property, or selling the entire asset or a partial interest to a third party. As such, these transactions may require the use of additional capital prior to the completion of the specific plan. Additionally, we may identify real estate investment opportunities such as domestic real estate for repositioning and/or renovation and then disposition at an anticipated significant return. In these situations, we may act solely on our own behalf or in partnership with other investors. Typically, these transactions are analyzed with the expectation that we will have the ability to sell the property within a one to three year time period, achieving a significant return on invested capital. In connection with these transactions, speed of execution is often the most critical component to success. We may seek to finance a portion of the acquisition price through short-term financing, if available. Repayment of the short-term financing will either come from the sale of the property or conventional permanent debt.

Note Acquisitions. We may acquire real estate notes from lenders in situations where the borrower wishes to restructure and reposition its short-term debt and the lender wishes, for a variety of reasons (such as risk mitigation, portfolio diversification or other strategic reasons), to divest certain assets from its portfolio. These notes may be acquired at a discount. In such cases, we intend to use our management resources to resolve any disputes concerning the note or the property securing it and to identify and resolve any existing operational or any other problems at the property. We will then either restructure the debt obligation for immediate resale or sale at a later date, or reposition it for permanent financing. In some instances, we may take title to the property underlying the real estate note.

Equity Securities. We have, and may in the future, invest in equity securities such as the common stock of a commercial real estate specialty finance company. Investments in these securities have the risk of stock market fluctuations which may result in the loss of our principal investment.

Residential Mortgage-Backed Securities. We have, and may in the future, invest in residential mortgage-backed securities ("RMBS"). These securities may be purchased at a premium or discount to their face value which is amortized or accreted into interest income on an effective yield adjusted for actual prepayment activity over the expected remaining life of the related security as a yield adjustment. These securities may have underlying credit ratings assigned by the three leading nationally recognized rating agencies (Moody's Investor Service, Standard & Poor's and Fitch Ratings) and are generally not insured or otherwise guaranteed.

Commercial Real Estate Collateralized Debt Obligation Bonds. We have, and may in the future, invest in securities such as commercial real estate CDO bonds. These certificates are usually purchased at a discount to their face value which is accreted into interest income, if deemed to be collectable, on an effective yield adjusted for actual prepayment activity over the expected remaining life of the related security as a yield adjustment. These securities have underlying credit ratings assigned by the three leading nationally recognized rating agencies (Moody's Investor Service, Standard & Poor's and Fitch Ratings) and are generally not insured or otherwise guaranteed.

Commercial Mortgage-Backed Securities. We have, and may in the future, invest in commercial mortgage-backed securities ("CMBS"). These securities are usually purchased at a discount to their face value which is accreted into interest income, if deemed to be collectable, on an effective yield adjusted for actual prepayment activity over the expected remaining life of the related security as a yield adjustment. These securities have underlying credit ratings assigned by the three leading nationally recognized rating agencies (Moody's Investor Service, Standard & Poor's and Fitch Ratings) and are generally not insured or otherwise guaranteed.

Our Structured Finance Investments

We own a diversified portfolio of structured finance investments consisting primarily of real estate-related bridge, junior participation interests in first mortgages, and mezzanine loans as well as preferred equity investments.

At December 31, 2012, we had 128 loans and investments in our portfolio, totaling $1.5 billion. These loans and investments were for 85 multi-family properties, 21 office properties, nine land properties, five hotel properties, three retail properties, three condominium properties and two commercial properties. We have an allowance for loan losses of $161.7 million at December 31, 2012 related to 20 loans in our portfolio with an aggregate carrying value, before loan loss reserves, of $240.2 million. The loan loss reserves were determined during our regular quarterly risk rating review process which is based on several factors including current market conditions, values and the operating status of these properties. We continue to actively manage all loans and investments in the portfolio in a manner consistent with our underwriting and asset management policy and procedures with the goal of maintaining the credit quality of our portfolio and limiting potential losses.

The overall yield on our loan and investments portfolio in 2012 was 4.97% on average assets of $1.6 billion. This yield was computed by dividing the interest income earned during the year by the average assets during the year. Our cost of funds in 2012 was 3.23% on average borrowings of $1.3 billion. This cost of funds was computed by dividing the interest expense incurred during the year by the average borrowings during the year.

Our average net investment (average assets less average borrowings) in 2012 was $339.4 million, resulting in average leverage (average borrowings divided by average assets) of 78.8%. Including average junior subordinated notes of $175.9 million as equity, our average leverage was 67.8%. The net interest income earned in 2012 yielded an 11.4% return on our average net investment during the year. This yield was computed by dividing net interest (interest income less interest expense) earned in 2012 by average equity (computed as average assets minus average borrowings) invested during the year.

Our business plan contemplates that our leverage ratio, including our junior subordinated notes as equity, will be around 70% to 80% of our assets in the aggregate. However, including our junior subordinated notes as equity, our leverage is generally not to exceed 80% of the value of our portfolio assets, before loan loss reserves, when considering additional financing sources unless approval to exceed the 80% limit is obtained from our Board of Directors. See "Operating Policies and Strategies" below for further details.

The following table sets forth information regarding our loan and investment portfolio as of December 31, 2012:

Type	Asset Class	Number	Unpaid Principal (Dollars in Thousands)	Weighted Average Pay Rate(1)	Weighted Average Remaining Maturity (months)
Bridge Loans	Multi Family	56	$ 582,606	5.42%	24.8
	Office	12	183,093	5.95%	34.2
	Land	8	131,413	0.09%	5.3
	Hotel	3	66,942	6.59%	29.4
	Commercial	1	23,323	3.47%	55.0
	Retail	3	19,350	6.64%	28.1
		83	1,006,727	4.87%	25.0
Mezzanine Loans	Multi Family	18	70,960	4.82%	88.5
	Office	3	22,079	9.65%	29.7
	Land	1	9,333	—	6.0
	Condo	1	10,000	—	5.0
	Commercial	1	472	4.47%	55.0
		24	112,844	4.94%	62.6
Junior Participations	Multi Family	1	32,000	1.13%	15.0
	Office	6	209,991	4.71%	33.2
	Hotel	2	38,671	1.81%	18.4
		9	280,662	3.90%	29.1
Preferred Equity	Multi Family	10	85,574	4.09%	82.6
	Condo	2	15,250	17.00%	14.0
		12	100,824	6.04%	72.2
Total		128	$1,501,057	4.77%	31.8

(1) "Weighted Average Pay Rate" is a weighted average, based on the unpaid principal balances of each loan in the Company's portfolio, of the interest rate that is required to be paid monthly as stated in the individual loan agreements. Certain loans and investments that require an additional rate of interest "Accrual Rate" to be paid at the maturity are not included in the weighted average pay rate as shown in the table.

The following table sets forth geographic and asset class information regarding our loan and investment portfolio as of December 31, 2012:

Geographic Location	Unpaid Principal (Dollars in Thousands)	Percentage(1)	Asset Class	Unpaid Principal (Dollars in Thousands)	Percentage(1)
New York	$ 508,025	33.8%	Multi Family	$ 771,140	51.4%
California	155,615	10.5%	Office	415,162	27.6%
Texas	146,603	9.8%	Land	140,746	9.4%
Florida	113,060	7.5%	Hotel	105,614	7.0%
Maryland	46,900	3.1%	Condo	25,250	1.7%
Tennessee	38,986	2.6%	Commercial	23,795	1.6%
Illinois	35,843	2.4%	Retail	19,350	1.3%
Georgia	35,180	2.3%			
New Jersey	33,850	2.3%			
Michigan	33,497	2.2%			
Missouri	32,007	2.1%			
Diversified	164,254	10.9%			
Other(2)	157,237	10.5%			
Total	$1,501,057	100.0%	Total	$1,501,057	100.0%

(1) Based on a percentage of the total unpaid principal balance of the underlying loans.

(2) No other individual state makes up more than 2% of the total.

Our Investments in Securities

We also own a diversified portfolio of mortgage-related securities.

Equity Securities. During 2007, we purchased 2,939,465 shares of common stock of Realty Finance Corporation, formerly CBRE Realty Finance, Inc., a commercial real estate specialty finance company for $16.7 million, which had a fair value of $0.3 million and are classified as available-for-sale at December 31, 2012.

Commercial Real Estate Collateralized Debt Obligation Bonds. One commercial real estate CDO bond with a fair value of $1.1 million is classified as an available-for-sale security at December 31, 2012. The CDO bond security bears interest at a spread of 30 basis points over LIBOR, has a stated maturity of 39.3 years, but has an estimated remaining life of 3.3 years due to the maturities of the underlying assets.

Commercial Mortgage-Backed Securities. A CMBS rake bond with a fair value of $2.1 million, collateralized by a portfolio of hotel properties, is classified as an available-for-sale security at December 31, 2012. The CMBS investment bears interest at a spread of 89 basis points over LIBOR, has a stated maturity of 7.5 years, but has an estimated remaining life of 1.5 years due to the maturity of the underlying asset.

Residential Mortgage-Backed Securities. 16 RMBS investments, which are collateralized by portfolios of residential properties, were classified as securities held-to-maturity at December 31, 2012. The RMBS investments are reduced by principal paydowns, bear interest at a weighted average rate of 5.75%, have a weighted average stated maturity of 29.7 years but have average estimated lives of 4.0 years based on the estimated maturity of the RMBS investments, and a total carrying value of $43.0 million at December 31, 2012. The RMBS investments were financed with repurchase agreements with two financial institutions which generally finance 60% to 90% of the value of each individual

RMBS investment and are also reduced by principal paydowns. The total financing amount was $35.8 million at December 31, 2012. We intend to hold the investments to maturity.

For the year ended December 31, 2012, the total average yield on the above securities based on their face values was 4.51%, including the amortization of premium.

Regulatory Aspects of Our Investment Strategy

Real Estate Exemption from Investment Company Act. We believe that we conduct, and we intend to conduct, our business at all times in a manner that avoids registration as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate," are currently exempt from registration under the Investment Company Act if they maintain at least 55% of their assets directly in qualifying real estate assets and meet certain other requirements. Assets that qualify for purposes of this 55% test include, among other things, direct investments in real estate and mortgage loans. Our bridge loans, which are secured by first mortgage liens on the underlying properties, and our loans that are secured by second mortgage liens on the underlying properties generally qualify for purposes of this 55% test. These two types of loans constituted more than 55% of our assets as of December 31, 2012. The regulatory authorities are currently reviewing the interpretive guidance under the above exemption. Refer to Item 1A "Risk Factors—Risks Related to Our Business—Failure to maintain an exemption from regulation as an investment company under the Investment Company Act would adversely affect our results of operations" for more information.

Investment Advisors Act. Our manager is required to register under the Investment Advisors Act of 1940, or the Investment Advisors Act, and is thereby subject to the extensive regulation prescribed by the statute and the regulations thereunder.

Our investment guidelines provide that no more than 15% of our assets may consist of any type of mortgage-related securities and that the percentage of our investments in mortgage-related securities as compared to our structured finance investments be monitored on a regular basis.

Management Agreement

On July 1, 2003, we and our operating partnership entered into a management agreement with ACM. On January 19, 2005, we, our operating partnership, Arbor Realty SR, Inc., one of our subsidiaries and ACM entered into an amended and restated management agreement with substantially the same terms as the original management agreement in order to add Arbor Realty SR, Inc. as a beneficiary of ACM's services. The management agreement was further amended in August 2009. Pursuant to the terms of the management agreement, our manager has agreed to service and manage our investments and to provide us with multi-family and commercial real estate-related structured finance investment opportunities, finance and other services necessary to operate our business. Our manager is required to provide a dedicated management team to provide these services to us, the members of which will devote such of their time to our management as our independent directors reasonably deem necessary and appropriate, commensurate with our level of activity from time to time. We rely to a significant extent on the facilities and resources of our manager to conduct our operations. For performing services under the management agreement, ACM receives a base management fee, incentive compensation and "success-based" compensation as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 of this report.

Operations

Our Manager's Investment Services. Under the management agreement, ACM is responsible for sourcing originations, providing underwriting services and processing approvals for all loans and other investments in our portfolio. ACM also provides certain administrative loan servicing functions with respect to our loans and investments. We are able to capitalize on ACM's well established operations and services in each area described below.

Origination. Our manager originates most of our investments. ACM has a network of sales offices located in Birmingham, Alabama; Bloomfield Hills, Michigan; Boston, Massachusetts; Dallas, Texas; Los Angeles, California; New York, New York; Philadelphia, Pennsylvania; and Uniondale, New York. These offices are staffed by over 20 loan originators who solicit property owners, developers and mortgage loan brokers. In some instances, the originators accept loan applications meeting our underwriting criteria from a select group of mortgage loan brokers. While a large portion of ACM's marketing effort occurs at the branch level, ACM also markets its products in national industry publications and targeted direct mailings. ACM markets structured finance products and our product offerings using the same methods. Once potential borrowers have been identified, ACM determines which financing products best meet the borrower's needs. Loan originators in every branch office are able to offer borrowers the full array of ACM's and our structured finance products. After identifying a suitable product, ACM works with the borrower to prepare a loan application. Upon completion by the borrower, the application is forwarded to ACM's underwriters for due diligence.

Underwriting. ACM's loan originators work in conjunction with its underwriters who perform due diligence on all proposed transactions prior to loan approval and commitment. The underwriters analyze each loan application in accordance with the guidelines set forth below in order to determine the loan's conformity with respect to such guidelines. In general, ACM's underwriting guidelines require it to evaluate the following: the historic and current property revenues and expenses; the potential for near-term revenue growth and opportunity for expense reduction and increased operating efficiencies; the property's location, its attributes and competitive position within its market; the proposed ownership structure, financial strength and real estate experience of the borrower and property management; third party appraisal, environmental and engineering studies; market assessment, including property inspection, review of tenant lease files, surveys of property comparables and an analysis of area economic and demographic trends; review of an acceptable mortgagee's title policy and an "as built" survey; construction quality of the property to determine future maintenance and capital expenditure requirements; and the requirements for any reserves, including those for immediate repairs or rehabilitation, replacement reserves, tenant improvement and leasing commission costs, real estate taxes and property casualty and liability insurance. Key factors considered in credit decisions include, but are not limited to, debt service coverage, loan to value ratios and property, financial and operating performance. Consideration is also given to other factors, such as additional forms of security and identifying likely strategies to affect repayment. ACM continuously refines its underwriting criteria based upon actual loan portfolio experience and as market conditions and investor requirements evolve.

Investment Approval Process. ACM applies its established investment approval process to all loans and other investments proposed for our portfolio before submitting each proposal to us for final approval. A written report is generated for every loan or other investment that is submitted to ACM's credit committee for approval. The report includes a description of the prospective borrower and any guarantors, the collateral and the proposed use of investment proceeds, as well as borrower and property consolidated financial statements and analysis. In addition, the report includes an analysis of borrower liquidity, net worth, cash investment, income, credit history and operating experience. If the transaction is approved by a majority of ACM's credit committee, it is presented for approval to our credit committee, which consists of our chief executive officer, chief credit officer, and executive vice president of structured finance. All transactions require the approval of a majority of the members of our credit committee. Following the approval of any such transaction, ACM's underwriting and servicing departments, together with our asset management group, assure that all loan approval terms have been satisfied and conform with lending requirements established for that particular transaction. If our credit committee rejects the loan and our independent directors allow ACM or one of its affiliates to pursue it, ACM will have the opportunity to execute the transaction.

Servicing. ACM services our loans and investments through its internal servicing operations. Our manager currently services an expanding portfolio, consisting of 1,912 loans with outstanding balances of approximately $10.0 billion through its loan administration department in Buffalo, New York. ACM's loan servicing operations are designed to provide prompt customer service and accurate and timely information for account follow up, financial reporting and management review. Following the funding of an approved loan, all pertinent loan data is entered into ACM's data processing system, which provides monthly billing statements, tracks payment performance and processes contractual interest rate adjustments on variable rate loans. Our manager utilizes the operations of its loan administration department to service our portfolio with the same efficiency, accuracy and promptness. ACM also works closely with our asset management group to ensure the appropriate level of customer service and monitoring of these loans.

Our Asset Management Operations. Our asset management group is comprised of over 20 employees. Effective asset and portfolio management is essential to maximize the performance and value of a real estate investment. The asset management group customizes an asset management plan with the loan originators and underwriters to track each investment from origination through disposition. This group monitors each investment's operating history, local economic trends and rental and occupancy rates and evaluates the underlying property's competitiveness within its market. This group assesses ongoing and potential operational and financial performance of each investment in order to evaluate and ultimately improve its operations and financial viability. The asset management group performs frequent onsite inspections, conducts meetings with borrowers and evaluates and participates in the budgeting process, financial and operational review and renovation plans of each of the underlying properties. As an asset and portfolio manager, the asset management group focuses on increasing the productivity of onsite property managers and leasing brokers. This group communicates the status of each transaction against its established asset management plan to senior management, in order to enhance and preserve capital, as well as to avoid litigation and potential exposure.

Timely and accurate identification of an investment's operational and financial issues and each borrower's objectives is essential to implementing an executable loan workout and restructuring process, if required. Since existing property management may not have the requisite expertise to manage the workout process effectively, our internal asset management group determines the current operating and financial status of an asset or portfolio and performs a liquidity analysis of the property and ownership entity and then, if appropriate, identifies and evaluates alternatives in order to maximize the value of an investment.

Our asset management group continues to provide its services to ACM on a limited basis pursuant to an asset management services agreement between ACM and us. The asset management services agreement will be effective throughout the term of our management agreement and during the origination period described in the management agreement. In the event the services provided by our asset management group, pursuant to this agreement, exceed more than 15% per quarter, the level anticipated by our Board of Directors, we will negotiate in good faith with our manager an adjustment to our manager's base management fee under the management agreement, to reduce the scope of the services, the quantity of serviced assets or the time required to be devoted to the services by our asset management group.

Operating Policies and Strategies

Investment Guidelines. Our Board of Directors has adopted general guidelines for our investments and borrowings to the effect that: (1) no investment will be made that would cause us to fail to qualify as a REIT; (2) no investment will be made that would cause us to be regulated as an investment company under the Investment Company Act; (3) no more than 25% of our equity (including junior subordinated notes as equity), determined as of the date of such investment, will be invested in any single asset; (4) no single mezzanine loan or preferred equity investment will exceed $75 million; (5) our leverage (including junior subordinated notes as equity) will generally not exceed 80% of the unpaid principal balance of our assets, in the aggregate; (6) we will not co-invest with our manager or any of its affiliates unless such co-investment is otherwise in accordance with these guidelines and its terms are at least as favorable to us as to our manager or the affiliate making such co-investment; (7) no more than 15% of our gross assets may consist of mortgage-related securities. Any exceptions to the above general guidelines require the approval of our Board of Directors.

Financing Policies. We finance the acquisition of our structured finance investments primarily by borrowing against or "leveraging" our existing portfolio and using the proceeds to acquire additional mortgage assets. We expect to incur debt such that we will maintain an equity to assets ratio no less than 20% (including junior subordinated notes as equity), although the actual ratio may be lower from time to time depending on market conditions and other factors deemed relevant by our manager. Our charter and bylaws do not limit the amount of indebtedness we can incur, and the Board of Directors has discretion to deviate from or change our indebtedness policy at any time, provided that we are in compliance with our bank covenants. However, we intend to maintain an adequate capital base to protect against various business environments in which our financing and hedging costs might exceed the interest income from our investments.

Our investments are financed primarily by collateralized debt obligations, collateralized loan obligations, junior subordinate notes, and through repurchase agreements and other financing facilities with institutional lenders. Although we expect that these will be the principal means of leveraging our investments, we may issue common stock, preferred stock or secured or unsecured notes of any maturity if it appears advantageous to do so.

Credit Risk Management Policy. We are exposed to various levels of credit risk depending on the nature of our underlying assets and the nature and level of credit enhancements supporting our assets. We originate or purchase mortgage loans that meet our minimum debt service coverage standards. ACM, as our manager, our chief credit officer, and our asset management group, reviews and monitors credit risk and other risks of loss associated with each investment. In addition, ACM seeks to diversify our portfolio of assets to avoid undue geographic, issuer, industry and certain other types of concentrations. Our Board of Directors monitors the overall portfolio risk and reviews levels of provision for loss.

Interest Rate Risk Management Policy. To the extent that it is consistent with our election to qualify as a REIT, we generally follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the interest rate terms of our assets.

We may enter into hedging transactions to protect our investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as ACM determines is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our status as a REIT. In general, income from hedging transactions does not constitute qualifying income for purposes of the REIT gross income requirements. To the extent, however, that a hedging contract reduces interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income that is derived from the hedging contract, would not give rise to non-qualifying income for purposes of the 75% or 95% gross income tests. ACM may elect to have us bear a level of interest rate risk that could otherwise be hedged when it believes, based on all relevant facts, that bearing such risk is advisable.

To date, we have entered into various interest rate swaps in connection with the issuance of floating rate secured notes, the issuance of variable rate junior subordinate notes and to hedge the interest risk on forecasted outstanding LIBOR based debt. The notional amount of each interest rate swap agreement and the related terms have been designed to protect our investment portfolio from interest rate risk and to match the payment and receipts of interest on the underlying debt instruments, where applicable.

Disposition Policies. ACM evaluates our asset portfolio on a regular basis to determine if it continues to satisfy our investment criteria. Subject to certain restrictions applicable to REITs, ACM may cause us to sell our investments opportunistically and use the proceeds of any such sale for debt reduction, additional acquisitions, or working capital purposes.

Equity Capital Policies. Subject to applicable law, our Board of Directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. We may in the future issue common stock in connection with acquisitions. We also may issue units of partnership interest in our operating partnership in connection with acquisitions of property. We may, under certain circumstances, repurchase our common stock in private transactions with our stockholders, if those purchases are approved by our Board of Directors.

Conflicts of Interest Policies. We, our executive officers, and ACM face conflicts of interests because of our relationships with each other. ACM currently has approximately 17% of the voting interest in our common stock. Mr. Kaufman, our chairman and chief executive officer, is the chief executive officer of ACM and beneficially owns approximately 92% of the outstanding membership interests of ACM. Mr. Martello, one of our directors, is the chief operating officer of Arbor Management, LLC (the managing member of ACM) and a trustee of two trusts which own minority membership interests in ACM. Mr. Bishar, our secretary, who was a director until January 27, 2012, is general counsel to ACM. Mr. Elenio, our chief financial officer and treasurer, is the chief financial officer of ACM. Each of Messrs. Kaufman, Martello, Bishar, and Elenio, as well as Mr. Weber, our executive vice president of structured finance and Mr. Kilgore, our executive vice president of structured securitization are members of ACM's executive committee and, excluding Mr. Kaufman, own minority membership interests in ACM.

We have implemented several policies, through board action and through the terms of our charter and our agreements with ACM, to help address these conflicts of interest, including the following:

- Our charter requires that a majority of our Board of Directors be independent directors and that only our independent directors make any determination on our behalf with respect to the relationships or transactions that present a conflict of interest for our directors or officers.
- Our Board of Directors has adopted a policy that decisions concerning our management agreement with ACM, including termination, renewal and enforcement thereof or our participation in any transactions with ACM or its affiliates outside of the management agreement, including our ability to purchase securities and mortgages or other assets from ACM, or our ability to sell securities and assets to ACM, must be reviewed and approved by a majority of our independent directors.
- Our management agreement provides that our determination to terminate the management agreement for cause or because the management fees are unfair to us or because of a change in control of our manager, will be made by a majority vote of our independent directors.

- Our independent directors will periodically review the general investment standards established by ACM under the management agreement.
- Our management agreement with ACM provides that ACM may not assign duties under the management agreement, except to certain affiliates of ACM, without the approval of a majority of our independent directors.
- Our management agreement provides that decisions to approve or reject investment opportunities rejected by our credit committee that ACM or Mr. Kaufman wish to pursue will be made by a majority of our independent directors.

Our Board of Directors has approved the operating policies and the strategies set forth above. Our Board of Directors has the power to modify or waive these policies and strategies, or amend our agreements with ACM, without the consent of our stockholders to the extent that the Board of Directors (including a majority of our independent directors) determines that such modification or waiver is in the best interest of our stockholders. Among other factors, developments in the market that either affect the policies and strategies mentioned herein or that change our assessment of the market may cause our Board of Directors to revise its policies and strategies. However, if such modification or waiver involves the relationship of, or any transaction between, us and our manager or any affiliate of our manager, the approval of a majority of our independent directors is also required. We may not, however, amend our charter to change the requirement that a majority of our board consists of independent directors or the requirement that our independent directors approve related party transactions without the approval of two thirds of the votes entitled to be cast by our stockholders.

Compliance with Federal, State and Local Environmental Laws

Properties that we may acquire directly or indirectly through partnerships, and the properties underlying our structured finance investments and mortgage-related securities, are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that acquires ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum product releases at, on, under or in its property. These laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of the hazardous or toxic substances. The costs of investigation, remediation or removal of these substances may be substantial and could exceed the value of the property. An owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to materials containing asbestos. These laws allow third parties to seek recovery from owners of real properties for personal injuries associated with materials containing asbestos. Our operating costs and the values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation, and our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to properties we may acquire. We will endeavor to ensure that these properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products.

Competition

Our net income depends, in large part, on our manager's ability to originate structured finance investments with spreads over our borrowing costs. In originating these investments, our manager competes with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities, some of which may have greater financial resources and lower costs of capital available to them. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future. The existence of additional REITs may increase competition for the available supply of structured finance assets suitable for purchase by us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans, our origination volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although management believes that we are well positioned to continue to compete effectively in each facet of our business, there can be no assurance that we will do so or that we will not encounter further increased competition in the future that could limit our ability to compete effectively.

Employees

We have 30 employees, including Messrs. Weber and Kilgore, Mr. Felletter, our senior vice president of asset management, Mr. Guziewicz, our chief credit officer, and a 23 person asset management group. Mr. Kaufman, our chief executive officer and Mr. Elenio, our chief financial officer are full time employees of ACM and are not directly compensated by us (other than pursuant to our equity incentive plans), however, a portion of their compensation is reimbursed by the management fee that we pay to ACM, as well as a cash performance plan for Mr. Kaufman as discussed in our Proxy Statement.

Corporate Governance and Internet Address

We have adopted corporate governance guidelines and a code of business conduct and ethics, which delineate our standards for our directors, officers and employees, and the employees of our manager who provide services to us. We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives.

Our internet address is www.arborrealtytrust.com. We make available, free of charge through a link on our site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports, if any, as filed with the SEC as soon as reasonably practicable after such filing. Our site also contains our code of business conduct and ethics, code of ethics for chief executive and senior financial officers, corporate governance guidelines, stockholder communications with the Board of Directors, and the charters of the audit committee, nominating/corporate governance committee, and compensation committee of our Board of Directors. No information contained in or linked to our website is incorporated by reference in this report.

ITEM 1A. *RISK FACTORS*

Our business is subject to various risks, including the risks listed below. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected and the value of our common stock could decline.

Risks Related to Our Business

A prolonged economic slowdown, a lengthy or severe recession, or declining real estate values could harm our operations.

Over the last several years, global stock and credit markets have experienced prolonged price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially. We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining real estate values. Declining real estate values would likely limit our new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Declining real estate values also significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to the stockholders.

Prolonged disruptions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us and the market price of our common stock.

Commercial real estate is particularly adversely affected by a prolonged economic downturn and liquidity crisis. These circumstances materially impacted liquidity in the financial markets and resulted in the scarcity of certain types of financing, and, in certain cases, made certain financing terms less attractive. If these conditions persist, lending institutions may be forced to exit markets such as repurchase lending, become insolvent, further tighten their lending standards or increase the amount of equity capital required to obtain financing, and in such event, could make it more difficult for us to obtain financing on favorable terms or at all. Our profitability will be adversely affected if we are unable to obtain cost-effective financing for our investments. A prolonged downturn in the stock or credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for our borrowers to repay our loans as they may experience difficulties in selling assets, increased costs of financing or obtaining financing at all. These events in the stock and credit markets may also make it more difficult or unlikely for us to raise capital through the issuance of our common stock or preferred stock. These disruptions in the financial markets also may have a material adverse effect on the market value of our common stock and other adverse effects on us or the economy in general.

Increases in loan loss reserves and other impairments are likely if economic conditions deteriorate.

A further decline in economic conditions could negatively impact the credit quality of our loans and investments portfolio. If we do not see a continued stabilization of the financial markets and such market conditions decline further, we will likely experience increases in loan loss reserves, potential defaults and other asset impairment charges.

Loan loss reserves are particularly difficult to estimate in a turbulent economic environment.

We perform an evaluation of our loans on a quarterly basis to determine whether an impairment is necessary and adequate to absorb probable losses. The valuation process for our loans and investments portfolio requires us to make certain estimates and judgments, which are particularly difficult to determine during a period in which the availability of commercial real estate credit is limited and commercial real estate transactions have decreased. Our estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our commercial real estate loans, loan structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for a refinancing market coming back to commercial real estate in the future and expected market discount rates for varying property types. If our estimates and judgments are not correct, our results of operations and financial condition could be severely impacted.

Loan repayments are less likely in a volatile market environment.

In a market in which liquidity is essential to our business, loan repayments have been a significant source of liquidity for us. However, many financial institutions have drastically curtailed new lending activity and real estate owners are having difficulty refinancing their assets at maturity. If borrowers are not able to refinance loans at their maturity, the loans could go into default and the liquidity that we would receive from such repayments will not be available. Furthermore, without a functioning commercial real estate finance market, borrowers that are performing on their loans will most likely extend such loans if they have that right, which will further delay our ability to access liquidity through repayments.

We may not be able to access the debt or equity capital markets on favorable terms, or at all, for additional liquidity, which could adversely affect our business, financial condition and operating results.

Additional liquidity, future equity or debt financing may not be available on terms that are favorable to us, or at all. Our ability to access additional debt and equity capital depends on various conditions in these markets, which are beyond our control. If we are able to complete future equity offerings, they could be dilutive to our existing shareholders or could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. Our inability to obtain adequate capital could have a material adverse effect on our business, financial condition, liquidity and operating results.

We may be unable to invest excess equity capital on acceptable terms or at all, which would adversely affect our operating results.

We may not be able to identify investments that meet our investment criteria and we may not be successful in closing the investments that we identify. In addition, the investments that we acquire with our equity capital may not produce a return on capital. There can be no assurance that we will be able to identify attractive opportunities to invest our equity capital, which would adversely affect our results of operations.

Changes in market conditions could adversely affect the market price of our common stock.

As with other publicly traded equity securities, the value of our common stock depends on various market conditions which may change from time to time. Among the market conditions that may affect the value of our common stock are the following:

- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- our financial performance; and
- general stock and bond market conditions.

The market value of our common stock is based primarily upon the market's perception of our growth potential and our current and potential future earnings and dividends. Consequently, our common stock may trade at prices that are higher or lower than our book value per share of common stock. If our future earnings or dividends are less than expected, it is likely that the market price of our common stock will diminish.

A declining portfolio could adversely affect the returns from our investments.

Dislocations in the market could lead to a reduction in our loans and investments portfolio. If we do not have the opportunity to originate quality investments to replace the reductions in our portfolio, this reduction will likely result in reduced returns from our investments.

Our investments in commercial mortgage-related securities are subject to risks relating to the particular REIT issuer of the securities, which may result in losses to us.

Our investments in commercial mortgage-related securities involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. The issuers of these securities are experiencing many of the same risks of disruptions in the financial markets and economic conditions. In addition, our investments are also subject to the risks described above with respect to commercial real estate loans and mortgage-backed securities and similar risks, including risks of delinquency and foreclosure, the dependence upon the successful operation of, and net income from, real property, risks generally related to interests in real property, and risks that may be presented by the type and use of a particular commercial property. REITs have been severely impacted by the economic environment and have had very little access to the capital markets or the debt markets in order to meet their existing obligations or to refinance maturing debt.

Our investments in residential mortgage-related securities are subject to risks relating to the particular issuer of the securities, which may result in losses to us.

Our investments in residential mortgage-related securities involve special risks relating to the particular issuer of the securities, including the financial condition of the individual borrowers and the value of the individual assets. The issuers of these securities are experiencing many of the same risks resulting from continued disruptions in the financial markets and deteriorating economic conditions. In addition, our investments are also subject to the risks with respect to residential real estate loans and mortgage-backed securities and similar risks, including risks of delinquency and foreclosure, and risks generally related to interests in real property.

We depend on key personnel with long standing business relationships, the loss of whom could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, upon the continued services of ACM as our manager and ACM's officers and employees. In particular, the mortgage lending experience of Mr. Kaufman and Mr. Weber and the extent and nature of the relationships they have developed with developers and owners of multi-family and commercial properties and other financial institutions are critical to the success of our business. We cannot assure their continued employment with ACM or service as our officers. The loss of services of one or more members of our or ACM's management team could harm our business and our prospects.

The real estate investment business is highly competitive. Our success depends on our ability to compete with other providers of capital for real estate investments.

Our business is highly competitive. Competition may cause us to accept economic or structural features in our investments that we would not have otherwise accepted and it may cause us to search for investments in markets outside of our traditional product expertise. We compete for attractive investments with traditional lending sources, such as insurance companies and banks, as well as other REITs, specialty finance companies and private equity vehicles with similar investment objectives, which may make it more difficult for us to consummate our target investments. Many of our competitors have greater financial resources and lower costs of capital than we do, which provides them with greater operating flexibility and a competitive advantage relative to us.

We may not achieve our targeted rate of return on our investments.

We originate or acquire investments based on our estimates or projections of overall rates of return on such investments, which in turn are based upon, among other considerations, assumptions regarding the performance of assets, the amount and terms of available financing to obtain desired leverage and the manner and timing of dispositions, including possible asset recovery and remediation strategies, all of which are subject to significant uncertainty. In addition, events or conditions that we have not anticipated may occur and may have a significant effect on the actual rate of return received on an investment.

As we acquire or originate investments for our balance sheet portfolio, whether as new additions or as replacements for maturing investments, there can be no assurance that we will be able to originate or acquire investments that produce rates of return comparable to returns on our previous or existing investments.

Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before investing in a company or making a loan to a borrower, we will assess the strength and skills of such entity's management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we will rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

We invest in junior participation loans which may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We invest in junior participation loans which is a mortgage loan typically (i) secured by a first mortgage on a single commercial property or group of related properties and (ii) subordinated to a senior note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for the junior participation loan after payment is made to the senior note holder. Since each transaction is privately negotiated, junior participation loans can vary in their structural characteristics and risks. For example, the rights of holders of junior participation loans to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each junior participation investment. A junior participation may not be liquid and, consequently, we may be unable to dispose of underperforming or non-performing investments. The higher risks associated with a subordinate position in any investments we make could subject us to increased risk of losses.

We invest in mezzanine loans which are subject to a greater risk of loss than loans with a first priority lien on the underlying real estate.

We invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan to value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

Preferred equity investments involve a greater risk of loss than traditional debt financing.

We invest in preferred equity investments, which involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to other loans and are not secured by property underlying the investment. Furthermore, should the issuer default on our investment, we would only be able to proceed against the partnership in which we have an interest, and not the property underlying our investment. As a result, we may not recover some or all of our investment.

We invest in multi-family and commercial real estate loans, which may involve a greater risk of loss than single family real estate loans.

Our investments include multi-family and commercial real estate loans that are considered to involve a higher degree of risk than single family residential lending because of a variety of factors, including generally larger loan balances, dependency for repayment on successful operation of the mortgaged property and tenant businesses operating therein, and loan terms that include amortization schedules longer than the stated maturity and provide for balloon payments at stated maturity rather than periodic principal payments. In addition, the value of commercial real estate can be affected significantly by the supply and demand in the market for that type of property.

Volatility of values of multi-family and commercial properties may adversely affect our loans and investments.

Multi-family and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, events such as natural disasters, including hurricanes and earthquakes, acts of war and/or terrorism and others that may cause unanticipated and uninsured performance declines and/or losses to us or the owners and operators of the real estate securing our investment; national, regional and local economic conditions, such as what we have experienced over the past several years (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, construction cost, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event a property's net operating income decreases, a borrower may have difficulty repaying our loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses.

Many of our commercial real estate loans are funded with interest reserves and our borrowers may be unable to replenish those interest reserves once they run out.

Given the transitional nature of many of our commercial real estate loans, we often require borrowers to post reserves to cover interest and operating expenses until the property cash flows are projected to increase sufficiently to cover debt service costs. We also generally required the borrower to replenish reserves if they become depleted due to underperformance or if the borrower wants to exercise extension options under the loan. Despite low interest rates, revenues on the properties underlying any commercial real estate loan investments would decrease in an economic downturn, making it more difficult for borrowers to meet their payment obligations to us. In the future some of our borrowers may continue to have difficulty servicing our debt and will not have sufficient capital to replenish reserves, which could have a significant impact on our operating results and cash flows.

We may not have control over certain of our loans and investments.

Our ability to manage our portfolio of loans and investments may be limited by the form in which they are made. In certain situations, we may acquire investments subject to rights of senior classes and servicers under inter-creditor or servicing agreements; acquire only a participation in an underlying investment; co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or rely on independent third party management or strategic partners with respect to the management of an asset. Therefore, we may not be able to exercise control over the loan or investment. Such financial assets may involve risks not present in investments where senior creditors, servicers or third party controlling investors are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior creditors or servicers whose interests may not be aligned with ours. A third party partner or co-venturer may have financial difficulties resulting in a negative impact on such assets and may have economic or business interests or goals which are inconsistent with ours. In addition, we may, in certain circumstances, be liable for the actions of our third party partners or co-venturers.

Real estate property acquisitions may fail to perform as expected.

We may acquire new real estate properties through foreclosure proceedings or investment. Such newly acquired properties may not perform as expected and may subject us to unknown liabilities relating to such properties for clean-up of undisclosed environmental contamination or claims by tenants, vendors or other persons against the former owners of the properties. Inaccurate assumptions regarding future rental or occupancy rates could result in overly optimistic estimates of future revenues. In addition, future operating expenses or the costs necessary to bring an acquired property up to standards established for its intended market position may be underestimated.

The adverse resolution of a lawsuit could have a material adverse effect on our financial condition and results of operations.

The adverse resolution of litigation for which we have been named as a defendant could have a material adverse effect on our financial condition and results of operations.

The impact of any future terrorist attacks and the availability of terrorism insurance expose us to certain risks.

The terrorist attacks on September 11, 2001 disrupted the U.S. financial markets, including the real estate capital markets, and negatively impacted the U.S. economy in general. Any future terrorist attacks, the anticipation of any such attacks, and the consequences of any military or other response by the United States and its allies may have a further adverse impact on the U.S. financial markets and the economy in general. We cannot predict the severity of the effect that any such future events would have on the U.S. financial markets, the economy or our business. Any future terrorist attacks could adversely affect the credit quality of some of our loans and investments. Some of our loans and investments will be more susceptible to such adverse effects than others. We may suffer losses as a result of the adverse impact of any future terrorist attacks and these losses may adversely impact our results of operations.

In addition, the enactment of the Terrorism Risk Insurance Act of 2002, or the TRIA, and the subsequent enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2007, which extended TRIA through the end of 2014, requires insurers to make terrorism insurance available under their property and casualty insurance policies in order to receive federal compensation under TRIA for insured losses. However, this legislation does not regulate the pricing of such insurance. The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the market's overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties that we invest in are unable to obtain affordable insurance coverage, the value of those investments could decline and in the event of an uninsured loss, we could lose all or a portion of our investment.

We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and furnish a report on our internal control over financial reporting.

We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires us to assess and attest to the effectiveness of our internal control over financial reporting and requires our independent registered public accounting firm to opine as to the adequacy of our assessment and effectiveness of our internal control over financial reporting. In the future, we may not receive an unqualified opinion from our independent registered public accounting firm with regard to our internal control over financial reporting.

Failure to maintain an exemption from regulation as an investment company under the Investment Company Act would adversely affect our results of operations.

We believe that we conduct, and we intend to conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act. Pursuant to Section 3(c)(5)(C) of the Investment Company Act, entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate" are currently exempted from regulation thereunder. The staff of the SEC has provided guidance on the availability of this exemption. Specifically, the staff's position generally requires us to maintain at least 55% of our assets directly in "qualifying real estate interests." To constitute as a qualifying real estate interest under this 55% test, an interest in real estate must meet various criteria. Loans that are secured by equity interests in entities that directly or indirectly own the underlying real property, rather than a mortgage on the underlying property itself, and ownership of equity interests in real property owners may not qualify for purposes of the 55% test depending on the type of entity. Mortgage-related securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may also not qualify for purposes of the 55% test. Therefore, our ownership of these types of loans and equity interests may be limited by the provisions of the Investment Company Act. There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs, including the guidance of the Division of Investment Management of the SEC regarding this exemption, will not change in a manner that adversely affects our operations. To the extent that we do not comply with the SEC staff's 55% test, another exemption or exclusion from registration as an investment company under the Investment Company Act or other interpretations under the Investment Company Act, or if the SEC no longer permits our exemption, we may be deemed to be an investment company. If we fail to maintain an exemption or other exclusion from registration as an investment company we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company, either of which could have an adverse effect on us and the market price of our common stock. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

Our manager is required to register under the Investment Advisors Act, and is subject to regulation under that Act.

Following registration under the Investment Advisers Act of 1940, or the Investment Advisors Act, our manager is subject to the extensive regulation prescribed by that statute and the regulations thereunder. The SEC will oversee activities as a registered investment adviser under this regulatory regime. A failure to comply with the obligations imposed by the Investment Advisers Act, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in fines, censure, suspensions of personnel or investing activities or other sanctions, including revocation of our registration as an investment adviser. The regulations under the Investment Advisers Act are designed primarily to protect investors in our funds and other clients, and are not designed to protect holders of our publicly traded common stock. Even if a sanction imposed against our manager or its personnel involves a small monetary amount, the adverse publicity related to such sanction could harm our reputation and our relationship with our fund investors and impede our ability to raise additional capital or new funds. In addition, compliance with the Investment Advisors Act may require us to incur additional costs, and these costs may be material.

The Dodd-Frank Act may place restrictions on our business.

In July 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States and, among other things, requires various federal agencies, including the Securities and Exchange Commission, to adopt a broad range of new rules and regulations. These rules and regulations are intended to impose significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial markets. For instance, the Dodd-Frank Act will impose significant restrictions on the proprietary trading activities of certain banking entities and subject other systemically significant organizations regulated by the U.S. Federal Reserve to increased capital requirements and quantitative limits for engaging in such activities. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the mortgage-backed securities market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. Certain of the new requirements and restrictions exempt agency securities, other government issued or guaranteed securities, or other securities. Nonetheless, the Dodd-Frank Act also imposes significant regulatory restrictions on the origination of residential mortgage loans. Provisions of the Dodd-Frank Act relating to the regulation of derivatives may also result in a comprehensive reform of the derivatives market. While the full impact of the Dodd-Frank Act cannot be assessed until implementing regulations are finalized and ultimately adopted, the Dodd-Frank Act's extensive requirements may have a significant effect on the financial markets, and may affect the availability or terms of financing from our lender counterparties and the availability or terms of mortgage-backed securities, both of which could have an adverse effect on our business.

The impact of any future laws, as well as amendments to current laws, may place restrictions on our business.

Additional legislation could impose additional financial obligations or restrictions with respect to our business. The continued difficult economic environment has placed an increased level of scrutiny on the financial services sector, which has already expedited, to some degree, the signing of the Dodd-Frank Act as noted above. While the Dodd-Frank Act does represent a comprehensive overhaul of the financial services industry, it is possible that additional legislation could be deemed necessary and signed into law. At this time, it is difficult to predict the exact nature of any future legislation and the extent to which such legislation, if any, will impact our business, financial condition, or results of operations.

The effects of government regulation could negatively impact the market value of loans related to development projects.

Loans related to development projects bear additional risk in that government regulation could impact the value of the project by limiting the development of the property. If the proper approvals for the completion of the project are not granted, the value of the collateral may be adversely affected which may negatively impact the value of the loan.

Risks Related to Our Financing and Hedging Activities

We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to execute our business plan.

We generally finance our assets over the short and long-term through a variety of means, including repurchase agreements, credit facilities, junior subordinated notes, CDOs, CLOs and other structured financings. Our ability to execute this strategy depends on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and wider credit spreads, which we have seen over the past several years. If conditions deteriorate, we cannot assure that these sources are feasible as a means of financing our assets, as there can be no assurance that any existing agreements will be renewed or extended at expiration. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders, funds available for operations as well as for future business opportunities.

Credit facilities may contain restrictive covenants relating to our operations.

Credit facilities may contain various financial covenants and restrictions, including minimum net worth, minimum liquidity and debt-to-equity ratios. Other restrictive covenants contained in credit facility agreements may include covenants that prohibit affecting a change in control, disposing of or encumbering assets being financed, maximum debt balance requirements, and restrictions from making material amendments to underwriting guidelines without approval of the lender. While we remain focused on actively managing our loans and investments portfolio, a continued weak environment will make maintaining compliance with future credit facilities' covenants more difficult. If we are not in compliance with any of these covenants, there can be no assurance that our lenders would waive or amend such non-compliance in the future and any such non-compliance could have a material adverse effect on us.

We may not be able to obtain the level of leverage necessary to optimize our return on investment.

Our return on investment depends, in part, upon our ability to grow our balance sheet portfolio of invested assets through the use of leverage at a cost of debt that is lower than the yield earned on our investments. We typically obtain leverage through the issuance of CDOs, CLOs, credit agreements, repurchase agreements and other borrowings. Our future ability to obtain the necessary leverage on beneficial terms ultimately depends upon the quality of the portfolio assets that collateralize our indebtedness. Our failure to obtain and/or maintain leverage at desired levels, or to obtain leverage on attractive terms, would have a material adverse effect on our performance. Moreover, we may be dependent upon a few lenders to provide financing under credit agreements and repurchase agreements for our origination or acquisition of loans and investments and there can be no assurance that these agreements will be renewed or extended at expiration. Our ability to obtain financing through CDOs and CLOs is subject to conditions in the debt capital markets which are impacted by factors beyond our control that may at times be adverse and reduce the level of investor demand for such securities.

The credit facilities and repurchase agreements that we may use to finance our investments may require us to provide additional collateral.

We may use credit facilities and repurchase agreements to finance some of our investments in the future. If the market value of the loans or RMBS investments pledged or sold by us to a funding source decline in value, we may be required by the lending institution to provide additional collateral or pay down a portion of the funds advanced. We may not have the funds available to pay down such future debt, which could result in defaults. Posting additional collateral to support these potential repurchase and credit facilities would reduce our liquidity and limit our ability to leverage our assets. In the event we do not have sufficient liquidity to meet such requirements, lending institutions can accelerate the indebtedness, increase interest rates and terminate our ability to borrow. Further, facility providers may require us to maintain a certain amount of uninvested cash or set aside unlevered assets sufficient to maintain a specified liquidity position which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

The repurchase agreements we may use to finance our RMBS securities are generally short term agreements and may not be renewed by the counterparty throughout the life of the collateralized security.

The repurchase agreements we may use to finance the purchase of our RMBS securities are non-committed and expire every thirty days while the estimated life of these securities is significantly longer. While we fully expect these facilities to continually be renewed until our corresponding security position is liquidated, there is no guarantee or assurances that the counterparty will be willing or able to continue to extend the facility past the maturation date. If the counterparty does not renew the agreement, we would be required to repurchase the security immediately, or liquidate the securities in order to satisfy the amount owed under the facility. This could cause a forced liquidation of the securities which may result in a significant loss of value and may adversely affect our financial condition, liquidity and operating results.

Our use of leverage may create a mismatch with the duration and index of the investments that we are financing.

We attempt to structure our leverage such that we minimize the difference between the term of our investments and the leverage we use to finance such an investment. In the event that our leverage is for a shorter term than the financed investment, we may not be able to extend or find appropriate replacement leverage and that would have an adverse impact on our liquidity and our returns. In the event that our leverage is for a longer term than the financed investment, we may not be able to repay such leverage or replace the financed investment with an optimal substitute or at all, which will negatively impact our desired leveraged returns.

We attempt to structure our leverage such that we minimize the difference between the index of our investments and the index of our leverage—financing floating rate investments with floating rate leverage and fixed rate investments with fixed rate leverage. If such a product is not available to us from our lenders on reasonable terms, we may use hedging instruments to effectively create such a match. For example, in the case of fixed rate investments, we may finance such an investment with floating rate leverage, but effectively convert all or a portion of the attendant leverage to fixed rate using hedging strategies.

Our attempts to mitigate such risk are subject to factors outside of our control, such as the availability to us of favorable financing and hedging options, which is subject to a variety of factors, of which duration and term matching are only two such factors.

We utilize a significant amount of debt to finance our portfolio, which may subject us to an increased risk of loss, adversely affecting the return on our investments and reducing cash available for distribution.

We utilize a significant amount of debt to finance our operations, which may compound losses and reduce the cash available for distributions to our stockholders. We generally leverage our portfolio through the use of securitizations, including the issuance of CDOs, CLOs, bank credit facilities, repurchase agreements, and other borrowings. The leverage we employ varies depending on our availability of funds, ability to obtain credit facilities, the loan-to-value and debt service coverage ratios of our assets, the yield on our assets, the targeted leveraged return we expect from our portfolio and our ability to meet ongoing covenants related to our asset mix and financial performance. Substantially all of our assets are pledged as collateral for our borrowings. In addition, we may acquire real estate property subject to debt obligations. Our return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Our debt service payments, including payments in connection with any CDOs and CLOs, reduce the net income available for distributions. Moreover, we may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. Currently, neither our charter nor our bylaws impose any limitations on the extent to which we may leverage our assets.

We may guarantee some of our leverage and contingent obligations.

We may guarantee the performance of some of our obligations in the future, including but not limited to any repurchase agreements, derivative agreements, and unsecured indebtedness. Non-performance on such obligations may cause losses to us in excess of the capital we initially may invest/commit to under such obligations and there is no assurance that we will have sufficient capital to cover any such losses.

We may not be able to acquire suitable investments for a CDO or CLO issuance, or we may not be able to issue CDOs or CLOs on attractive terms, or at all, which may require us to utilize more costly financing for our investments.

We have financed, and, if the opportunities exist in the future, we may continue to finance certain of our investments through the issuance of CDOs and CLOs. During the period that we are acquiring investments for eventual long-term financing through CDOs and CLOs, we have typically financed these investments through repurchase and credit agreements. We use these agreements to finance our acquisition of investments until we have accumulated a sufficient quantity of investments, at which time we may refinance them through a securitization, such as a CDO or CLO issuance. As a result, we are subject to the risk that we will not be able to acquire a sufficient amount of eligible investments to maximize the efficiency of a CDO or CLO issuance. In addition, conditions in the debt capital markets may make the issuance of CDOs and CLOs less attractive to us even when we do have a sufficient pool of collateral, or we may not be able to execute a CDO or CLO transaction on terms favorable to us or at all. If we are unable to issue a CDO or CLO to finance these investments, we may be required to utilize other forms of potentially less attractive financing.

The use of CDO and CLO financings with over-collateralization and interest coverage requirements may have a negative impact on our cash flows.

The terms of CDOs and CLOs will generally provide that the principal amount of investments must exceed the principal balance of the related bonds by a certain amount and that interest income exceeds interest expense by a certain amount. Generally, CDO and CLO terms provide that, if certain delinquencies and/or losses or other factors cause a decline in collateral or cash flow levels, the cash flow otherwise payable on subordinated classes may be redirected to repay senior classes of CDOs and CLOs until the issuer or the collateral is in compliance with the terms of the governing documents. Other tests (based on delinquency levels or other criteria) may restrict our ability to receive interest payments from assets pledged to secure CDOs and CLOs. We cannot assure that the performance tests will be satisfied. If our investments fail to perform as anticipated, our over-collateralization, interest coverage or other credit enhancement expense associated with our CDO and CLO financings will increase. With respect to future CDOs and CLOs we may issue, we cannot assure, in advance of completing negotiations with the rating agencies or other key transaction parties as to the actual terms of the delinquency tests, over-collateralization and interest coverage terms, cash flow release mechanisms or other significant factors upon which net income to us will be calculated. Failure to obtain favorable terms with regard to these matters may adversely affect the availability of net income to us.

We may not be able to find suitable replacement investments for CLO reinvestment periods.

CLOs have periods where principal proceeds received from assets securing the CLO can be reinvested for a defined period of time, commonly referred to as a reinvestment period. Our ability to find suitable investments during the reinvestment period that meet the criteria set forth in the CLO governing documents and by rating agencies may determine the success of our CLO investments. Our potential inability to find suitable investments may cause, among other things, lower returns, interest deficiencies, hyper-amortization of the senior CLO liabilities and may cause us to reduce the life of the CLO and accelerate the amortization of certain fees and expenses.

We may be required to repurchase loans that we have sold or to indemnify holders of our CDOs and CLOs.

If any of the loans we originate or acquire and sell or securitize through CDOs and CLOs do not comply with representations and warranties we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans or replace them with substitute loans. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to carry on our books, and our ability to borrow against such assets is limited. Any significant repurchases or indemnification payments could adversely affect our financial condition and operating results.

Our loans and investments may be subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by our hedging strategies.

Our current balance sheet investment program emphasizes loans with both floating interest rates and fixed interest rates. Floating rate investments earn interest at rates that adjust from time to time (typically monthly) based upon an index (typically LIBOR), allowing this portion of our portfolio to be insulated from changes in value due specifically to changes in interest rates. Fixed interest rate investments, however, do not have adjusting interest rates and, as prevailing interest rates change, the relative value of the fixed cash flows from these investments will cause potentially significant changes in value. Depending on market conditions, fixed rate assets may become a greater portion of our new loan originations. We may employ various hedging strategies to limit the effects of changes in interest rates (and in some cases credit spreads), including engaging in interest rate swaps, caps, floors and other interest rate derivative products. No strategy can completely insulate us from the risks associated with interest rate changes and there is a risk that they may provide no protection at all and potentially compound the impact of changes in interest rates. Hedging transactions involve certain additional risks such as counterparty risk, the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract and a change in current period expense. We cannot make assurances that we will be able to enter into hedging transactions or that such hedging transactions will adequately protect us against the foregoing risks. In addition, cash flow hedges which are not perfectly correlated (and appropriately designated and documented as such) with a variable rate financing will impact our reported income as gains and losses on the ineffective portion of such hedges will be recorded on our Statement of Operations.

Hedging instruments often are not guaranteed by an exchange or its clearing house and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument lengthens and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they currently are often not guaranteed by an exchange or its clearing house. The enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract to cover our risk. We cannot assure that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may enter into derivative contracts that could expose us to contingent liabilities in the future.

Subject to maintaining our qualification as a REIT, part of our investment strategy involves entering into derivative contracts that could require us to fund cash payments in the future under certain circumstances (e.g., the early termination of the derivative agreement caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Changes in values of our derivative contracts could adversely affect our liquidity and financial condition.

Certain of our derivative contracts, which are designed to hedge interest rate risk associated with a portion of our loans and investments, could require the funding of additional cash collateral for changes in the market value of these contracts. Due to the continued volatility in the financial markets, the value of these contracts have declined substantially. As a result, as of December 31, 2012, we funded approximately $20.0 million in cash related to these contracts. If we continue to experience significant changes in the outlook of interest rates, these contracts could continue to decline in value, which would require additional cash to be funded. However, at maturity, the value of these contracts return to par and all cash will be recovered. We may not have available cash to meet these requirements, which could result in the early termination of these derivatives, leaving us exposed to interest rate risk associated with these loans and investments, which could adversely impact our financial condition.

We are subject to certain counterparty risks related to our derivative contracts.

We periodically hedge a portion of our interest rate risk by entering into derivative financial instrument contracts. As a result of the continued global credit crisis, there is a risk that counterparties could fail, shut down, file for bankruptcy or be unable to pay out contracts. The failure of a counterparty that holds collateral that we post in connection with certain interest rate swap agreements could result in the loss of such collateral.

Risks Related to Our Corporate and Ownership Structure

We are substantially controlled by ACM and Mr. Kaufman.

Mr. Ivan Kaufman, our chairman, chief executive officer and president and the chief executive officer of ACM, beneficially owns approximately 92% of the outstanding membership interests of ACM. ACM currently has approximately 17% of the voting power of our outstanding stock. As a result of Mr. Kaufman's beneficial ownership of stock held by ACM as well as his beneficial ownership of additional shares of our common stock, Mr. Kaufman currently has approximately 18% of the voting power of our outstanding stock. Because of his position with us and our manager and his ability to effectively vote a substantial minority of our outstanding stock, Mr. Kaufman has significant influence over our policies and strategy.

Our charter as amended generally does not permit ownership in excess of 5% of our capital stock, and attempts to acquire our capital stock in excess of this limit are ineffective without prior approval from our Board of Directors.

For the purpose of preserving our REIT qualification, our charter as amended generally prohibits a direct or constructive ownership by any person of more than 5% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or 5% (by value) of our outstanding shares of capital stock, unless an exemption is granted by the Board of Directors. For purposes of this calculation, warrants held by such person will be deemed to have been exercised if such exercise would result in a violation. Our charter's constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding stock and thus be subject to our charter's ownership limit. Any attempt to own or transfer shares of our common or preferred stock in excess of the ownership limit without the consent of the Board of Directors will result in the shares being automatically transferred to a charitable trust or otherwise voided. Our Board of Directors have approved resolutions under our charter allowing Ivan Kaufman and ACM, in relation to Mr. Kaufman's controlling equity interest, C. Michael Kojaian, one of our independent directors, as well as an outside investor to own more than the ownership interest limit of our common stock stated in our charter as amended.

Our staggered board and other provisions of our charter and bylaws may prevent a change in our control.

Our Board of Directors is divided into three classes of directors. The current terms of the Class I, Class II and Class III directors will expire in 2013, 2014 and 2015, respectively. Directors of each class are chosen for three year terms upon the expiration of their current terms, and each year one class of directors is elected by the stockholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our charter and bylaws also contain other provisions that may delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Related to Conflicts of Interest with Our Manager

We are dependent on our manager with whom we have conflicts of interest.

We have only 30 employees, including Messrs. Weber, Kilgore, Felletter, and Guziewicz, and are dependent upon our manager to provide services to us that are vital to our operations. ACM, our manager, currently has approximately 17% of the voting power of the outstanding shares of our capital stock and Mr. Kaufman, our chairman and chief executive officer and the chief executive officer of ACM, beneficially owns these shares. Mr. Martello, one of our directors, is the chief operating officer of Arbor Management, LLC (the managing member of ACM) and a trustee of two trusts which own minority membership interests in ACM. Mr. Bishar, our secretary who was a director until January 27, 2012, is general counsel to ACM. Mr. Elenio, our chief financial officer and treasurer, is the chief financial officer of ACM. Each of Messrs. Kaufman, Martello, Bishar, Elenio, Weber and Kilgore are members of ACM's executive committee and all, including Mr. Felletter, but excluding Mr. Kaufman, own minority membership interests in ACM.

We may enter into transactions with ACM outside the terms of the management agreement with the approval of a majority vote of the independent members of our Board of Directors. Transactions required to be approved by a majority of our independent directors include, but are not limited to, our ability to purchase securities, mortgages and other assets from ACM or to sell securities and assets to ACM. ACM may from time to time provide permanent mortgage loan financing to clients of ours, which will be used to refinance bridge financing provided by us. We and ACM may also make loans to the same borrower or to borrowers that are under common control. Additionally, our policies and those of ACM may require us to enter into intercreditor agreements in situations where loans are made by us and ACM to the same borrower.

We have entered into a management agreement with our manager under which our manager provides us with all of the services vital to our operations other than asset management and securitization services. Certain matters relating to our organization were not approved at arm's length and the terms of the contribution of assets to us may not be as favorable to us as if the contribution was with an unaffiliated third party.

The results of our operations are dependent upon the availability of, and our manager's ability to identify and capitalize on, investment opportunities. Our manager's officers and employees are also responsible for providing the same services for ACM's portfolio of investments. As a result, they may not be able to devote sufficient time to the management of our business operations.

Our directors have approved very broad investment guidelines for our manager and do not approve each investment decision made by our manager.

Our manager is authorized to follow very broad investment guidelines. Our directors will periodically review our investment guidelines and our investment portfolio. However, our board does not review each proposed investment. In addition, in conducting periodic reviews, the directors rely primarily on information provided to them by our manager. Furthermore, transactions entered into by our manager may be difficult or impossible to unwind by the time they are reviewed by the directors. Our manager has great latitude within the broad investment guidelines in determining the types of assets it may decide are proper investments for us.

Our manager has broad discretion to invest funds and may acquire structured finance assets where the investment returns are substantially below expectations or that result in net operating losses.

Our manager has broad discretion, within the general investment criteria established by our Board of Directors, to allocate our capital and to determine the timing of investment of such capital. Such discretion could result in allocation of capital to assets where the investment returns are substantially below expectations or that result in net operating losses, which would materially and adversely affect our business, operations and results.

The management compensation structure that we have agreed to with our manager may cause our manager to invest in high risk investments. Our manager is entitled to a base management fee, which is based on an agreed upon budget which represents the actual cost of managing the business. Our manager is also entitled to receive incentive compensation based in part upon our achievement of targeted levels of funds from operations. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on funds from operations may lead our manager to place undue emphasis on the maximization of funds from operations at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our invested portfolio.

Risk Related to Our Status as a REIT

If we fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We conduct our operations to qualify as a REIT under the Internal Revenue Code. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

- we would be taxed as a regular domestic corporation, which, among other things, means we would be unable to deduct distributions to stockholders in computing taxable income and would be subject to federal income tax on our taxable income at regular corporate rates;
- any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and
- unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through taxable subsidiary corporations, the income of which would be subject to federal and state income tax. The income and any tax on or distribution requirements attributable to certain debt extinguishment transactions realized in 2009 and 2010 have been deferred to future periods at our election.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Certain of our securitizations have resulted in the creation of taxable mortgage pools for federal income tax purposes. So long as 100% of the equity interests in a taxable mortgage pool are owned by an entity that qualifies as a REIT, including our subsidiary Arbor Realty SR, Inc., we would generally not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other tax benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities that are not subject to tax on unrelated business income, we could incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we could be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities generally cannot comprise more than 10% of the outstanding voting securities, or more than 10% of the total value of the outstanding securities, of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than assets which qualify for purposes of the 75% asset test) may consist of the securities of any one issuer, and no more than 25% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Liquidation of collateral may jeopardize our REIT status.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate investments to satisfy our obligations to future lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay dividends to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our taxable income each year to our stockholders. In order to qualify for the tax benefits accorded to REITs, we intend to declare quarterly dividends and to make distributions to our stockholders in amounts such that we distribute all or substantially all of our taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described in this report. In the event of future investment opportunities, a downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay quarterly dividends or make distributions to our stockholders. The timing and amount of dividends are in the sole discretion of our Board of Directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our board may deem relevant from time to time.

Among the factors that could adversely affect our results of operations and impair our ability to make distributions to our stockholders are:

- use of funds and our ability to make profitable structured finance investments;
- defaults in our asset portfolio or decreases in the value of our portfolio;
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates; and
- increased debt service requirements, including those resulting from higher interest rates on variable rate indebtedness.

A change in any one of these factors could affect our ability to make distributions. If we are not able to comply with the restrictive covenants and financial ratios contained in future credit facilities, our ability to make distributions to our stockholders may also be impaired. We cannot assure that we will be able to make distributions to our stockholders in the future or that the level of any distributions we make will increase over time.

We may need to borrow funds in order to satisfy our REIT distribution requirements, and a portion of our distributions may constitute a return of capital. Debt service on any borrowings for this purpose will reduce our cash available for distribution.

In order to qualify as a REIT, we must generally, among other requirements, distribute at least 90% of our taxable income, subject to certain adjustments, to our stockholders each year. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to our stockholders. In addition, we have deferred the recognition of taxable income from certain debt extinguishment transactions that occurred in 2009 and 2010 and will give rise to taxable income, but no corresponding cash flow, in future years. If we do not have other funds available in these situations we could be required to borrow funds, issue stock or sell investments and our equity securities at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

Recently enacted legislation resulted in an increase in the highest marginal tax rates applicable to individuals and other non-corporate taxpayers. As of January 1, 2013, capital gain income (including capital gain dividends that we pay) and ordinary income (including dividends that we pay which are not capital gain dividends) are generally taxable at top marginal rates of 20% and 39.6%, respectively. Certain U.S. stockholders who are individuals, trusts or estates and whose income exceeds certain thresholds are required to pay a 3.8% Medicare tax on our dividends and gain from the sale of our stock. The top tax rate on "qualified dividend income" received by U.S. stockholders taxed at individual rates is now 20% but, with limited exceptions, our dividends are generally not eligible for taxation at such preferential rate. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may change. Any such changes may have a retroactive effect, and could adversely affect us or our stockholders.

Restrictions on share accumulation in REITs could discourage a change of control of us.

In order for us to qualify as a REIT, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year.

In order to prevent five or fewer individuals from acquiring more than 50% of our outstanding shares and a resulting failure to qualify as a REIT, our charter as amended provides that, subject to certain exceptions, no person, including entities, may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 5.0% of the aggregate value or number of shares (whichever is more restrictive) of our outstanding common stock, or more than 5.0%, by value, of our outstanding shares of capital stock of all classes, in the aggregate. For purposes of the ownership limitations, warrants held by a person will be deemed to have been exercised if such exercise would result in a violation of the charter provisions.

Shares of our stock that would otherwise be directly or indirectly acquired or held by a person in violation of the ownership limitations are, in general, automatically transferred to a trust for the benefit of a charitable beneficiary, and the purported owner's interest in such shares is void. In addition, any person who acquires shares in excess of these limits is obliged to immediately give written notice to us and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT.

While these restrictions are designed to prevent any five individuals from owning more than 50% of our shares, they could also discourage a change in control of our company. These restrictions may also deter tender offers that may be attractive to stockholders or limit the opportunity for stockholders to receive a premium for their shares if an investor makes purchases of shares to acquire a block of shares.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our operations. Under current law, income that we generate from derivatives or other transactions intended to hedge various risks may be treated as non-qualifying income for purposes of the REIT income tests, unless certain requirements are met, and our position in such a hedging or derivative transaction, to the extent that it has positive value, may be treated as a non-qualifying asset for purposes of the REIT asset tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Arbor Commercial Mortgage, our manager, leases our shared principal executive and administrative offices, located at 333 Earle Ovington Boulevard in Uniondale, New York.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us other than the following:

On June 15, 2011, three related lawsuits were filed by the Extended Stay Litigation Trust (the "Trust"), a post-bankruptcy litigation trust alleged to have standing to pursue claims that previously had been held by Extended Stay, Inc. and the Homestead Village L.L.C. family of companies (together "ESI") (formerly Chapter 11 debtors, together the "Debtors") that have emerged from bankruptcy. Two of the lawsuits were filed in the United States Bankruptcy Court for the Southern District of New York, and the third in the Supreme Court of the State of New York, New York County. (The New York State Court action has been removed to the Bankruptcy Court). There are 73 defendants in the three lawsuits, including 55 corporate and partnership entities and 18 individuals. A subsidiary of ours and certain other entities that are affiliates of ours are included as defendants.

The lawsuits all allege, as a factual basis and background, certain facts surrounding the June 2007 leveraged buyout of ESI from affiliates of Blackstone Capital. Our subsidiary, Arbor ESH II, LLC, had a $115.0 million investment in the Series A1 Preferred Units of a holding company of Extended Stay, Inc. The New York State Court action and one of the two federal court actions name as defendants, Arbor ESH II, LLC, Arbor Commercial Mortgage, LLC and ABT-ESI LLC, an entity in which we have a membership interest, among the broad group of defendants. These two actions were commenced by substantially identical complaints. The defendants are alleged in these complaints, among other things, to have breached fiduciary and contractual duties by causing or allowing the Debtors to pay illegal dividends or other improper distributions of value at a time when the Debtors were insolvent. These two complaints also allege that the defendants aided and abetted, induced, or participated in breaches of fiduciary duty, waste, and unjust enrichment ("Fiduciary Duty Claims") and name a director of ours, and a former general counsel of Arbor Commercial Mortgage, LLC, each of whom had served on the Board of Directors of ESI for a period of time. We are defending these two defendants and paying the costs of such defense. On the basis of the foregoing allegations, the Trust has asserted claims under a number of common law theories, seeking the return of assets transferred by the Debtors prior to the Debtors' bankruptcy filing.

In the third action, filed in Bankruptcy Court, the same plaintiff, the Trust, has named Arbor Commercial Mortgage, LLC and ABT-ESI LLC, together with a number of other defendants and asserts claims, including constructive and fraudulent conveyance claims under state and federal statutes, as well as a claim under the Federal Debt Collection Procedure Act.

The complaints seek among other things, damages of not less than $2.1 billion, plus punitive damages, on a joint and several basis, from each defendant in connection with the Fiduciary Duty Claims and the return of in excess of $50.0 million which is alleged to have been wrongfully received by the holders of the Series A1 Preferred Units, including Arbor ESH II, LLC. We have moved to dismiss the referenced actions and intend to vigorously defend against the claims asserted therein.

We have not made a loss accrual for this litigation because we believe that it is not probable that a loss has been incurred and an amount cannot be reasonably estimated.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the New York Stock Exchange under the symbol "ABR" since our initial public offering in April 2004. The following table sets forth for the indicated periods the high and low sales prices for our common stock, as reported on the New York Stock Exchange, and the dividends declared and paid with respect to such periods.

	High	Low	Dividends Declared
2011			
First Quarter(1)	$7.50	$5.50	$ —
Second Quarter(1)	$5.71	$3.91	$ —
Third Quarter(1)	$4.98	$3.57	$ —
Fourth Quarter(1)	$4.03	$3.19	$ —
2012			
First Quarter	$5.94	$3.35	$0.075
Second Quarter	$6.67	$4.99	$ 0.10
Third Quarter	$6.55	$5.16	$ 0.11
Fourth Quarter(2)	$6.24	$4.72	$ 0.12

(1) Our Board of Directors elected not to pay a common stock distribution for the calendar year ended December 31, 2011.

(2) On February 12, 2013, our Board of Directors declared a dividend of $0.12 per common share for the fourth quarter of 2012.

We are organized and conduct our operations to qualify as a real estate investment trust, or a REIT, which requires that we distribute at least 90% of taxable income. No assurance, however, can be given as to the amounts or timing of future distributions as such distributions are subject to our taxable earnings, financial condition, capital requirements and such other factors as our Board of Directors deems relevant.

On February 14, 2013, the closing sale price for our common stock, as reported on the NYSE, was $7.41. As of February 14, 2013, there were 6,112 record holders of our common stock, including persons holding shares in broker accounts under street names.

Equity Compensation Plan Information

The following table presents information as of December 31, 2012 regarding the Stock Incentive Plan and the incentive compensation provisions of our management agreement with Arbor Commercial Mortgage, which are our only equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders:			
2003 Omnibus Stock Incentive Plan(1)	0	N/A	815,588
Incentive Compensation pursuant to Management Agreement(2)	0	N/A	See Note 3
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	0	N/A	815,588(3)

(1) On June 18, 2009, the shareholders authorized the issuance of an additional 1,250,000 shares of the Company's common stock to be used for grants under the Stock Incentive Plan.

(2) Pursuant to the terms of our management agreement with Arbor Commercial Mortgage, at least 25% of the incentive compensation earned by our manager is payable in shares of our common stock having a value equal to the average closing price per share for the last twenty days of the fiscal quarter for which the incentive compensation is being paid. Arbor Commercial Mortgage has the right to elect to receive 100% of the incentive compensation in shares of our common stock. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments—Management Agreement" for information regarding the terms of our management agreement and the incentive compensation payable to Arbor Commercial Mortgage thereunder. Our sole stockholder immediately prior to the date we entered into the management agreement with Arbor Commercial Mortgage approved the issuance of shares of our common stock to Arbor Commercial Mortgage pursuant to the incentive compensation provisions of the management agreement.

(3) The number of securities remaining available for future issuance to Arbor Commercial Mortgage as incentive compensation pursuant to the management agreement depends on the amount of incentive compensation earned by Arbor Commercial Mortgage in the future and therefore is not yet determinable.

In February 2013, the Board of Directors authorized the issuance of approximately 200,000 shares of restricted common stock under the Plan to certain employees of ours and ACM. The effective date of the grant will be February 28, 2013 and will vest over a two year period. One third of the shares will vest as of the date of grant, one third will vest in February 2014, and the remaining third will vest in February 2015. Consistent with its historical practice of granting annual stock based awards to independent directors, certain executive officers of the Company, certain employees of the Company and the Manager with respect to their service to the Company in the most recently completed fiscal year, in 2013, the Compensation Committee may, in its sole discretion, grant independent directors, certain executives and certain employees stock-based awards, consisting of shares of our common stock that vest immediately or over a multi-year vesting schedule and/or stock options with a multi-year vesting schedule under our Stock Incentive Plan with respect to their service to the Company in 2012.

Performance Graph

Set forth below is a line graph comparing the cumulative total stockholder return on shares of our common stock with the cumulative total return of the NAREIT All REIT Index and the Russell 2000 Index. The five year period commences on December 31, 2007 and ends on December 31, 2012, the end of our most recently completed fiscal year. The graph assumes an investment of $100 on January 1, 2008 and the reinvestment of any dividends. This graph is not necessarily indicative of future price performance. The information included in the graph and table below was obtained from SNL Financial LC, Charlottesville, VA.© 2013.

Arbor Realty Trust, Inc.

Total Return Performance


Arbor Realty Trust, Inc.
Russell 2000
NAREIT All REIT Index
150
125
100
75
50
25
0
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	Period Ending 12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Arbor Realty Trust, Inc.	100.00	22.04	14.87	44.52	26.30	47.13
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
NAREIT All REIT Index	100.00	62.66	79.86	101.89	109.31	131.32

In accordance with SEC rules, this section entitled "Performance Graph" shall not be incorporated by reference into any of our future filings under the Securities Act or the Exchange Act, and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

Recent Issuances of Unregistered Securities; Use of Proceeds from Registered Securities

In connection with a debt restructuring with Wachovia Bank in the third quarter of 2009, we issued warrants that entitle Wachovia (now Wells Fargo) to purchase one million shares of our common stock at an average strike price of $4.00. The warrants were issued without registration in reliance on the exemption provided by Section 4(2) of the 1933 Act. Of such warrants, 500,000 warrants at a price of $3.50, 250,000 warrants at a price of $4.00 and 250,000 warrants at a price of $5.00. All of the warrants are currently exercisable, expire on July 23, 2015 and no warrants have been exercised to date.

In June 2010, our registration statement to permit the resale of the shares underlying the one million warrants was declared effective by the SEC and we paid all of the expenses related to the registration. The registration statement is currently effective.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

The following tables present selected historical consolidated financial information for the periods indicated. The selected historical consolidated financial information presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" have been derived from our audited consolidated financial statements and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of the historical consolidated financial statements for such period. Prior period amounts have been reclassified to conform to current period presentation. In addition, since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, including the related notes, included elsewhere in this report.

	Year ended December 31,				
	2012	2011	2010	2009	2008
Consolidated Statement of Operations Data					
Interest income	$79,998,762	$ 73,867,556	$ 95,487,325	$ 117,262,129	$204,135,097
Interest expense	40,866,832	51,651,933	62,979,036	80,102,075	108,656,702
Net interest income	39,131,930	22,215,623	32,508,289	37,160,054	95,478,395
Total other revenue	31,454,043	23,547,977	1,069,454	809,808	82,329
Other-than-temporary impairment	—	—	7,004,800	10,260,555	17,573,980
Provision for loan losses (net of recoveries)	22,946,396	38,542,888	82,811,753	241,328,039	132,000,000
Loss on sale and restructuring of loans	—	5,710,000	7,214,481	57,579,561	—
Management fee—related party	10,000,000	8,300,000	26,365,448	15,136,170	3,539,854
Other expenses	51,813,885	45,040,074	15,055,554	20,659,289	16,307,371
Gain on exchange of profits interest	—	—	—	55,988,411	—
Gain on extinguishment of debt	30,459,023	10,878,218	229,321,130	54,080,118	—
Loss on sale of securities, net	—	—	(6,989,583)	—	—
Loss on termination of swaps	—	—	—	(8,729,408)	—
(Loss) income from equity affiliates	(697,856)	3,671,386	(1,259,767)	(438,507)	(2,347,296)
Benefit (provision) for income taxes	801,558	—	(2,560,000)	—	—
Income (loss) from continuing operations	16,388,417	(37,279,758)	113,637,487	(206,093,138)	(76,207,777)
Income (loss) from discontinued operations	5,328,038	(2,816,299)	(511,533)	(5,865,163)	(582,294)
Net income (loss)	21,716,455	(40,096,057)	113,125,954	(211,958,301)	(76,790,071)
Net income attributable to noncontrolling interest	215,567	215,656	215,743	18,672,855	4,439,773
Net income (loss) attributable to Arbor Realty Trust, Inc.	21,500,888	(40,311,713)	112,910,211	(230,631,156)	(81,229,844)
Income (loss) from continuing operations per share, basic	0.60	(1.50)	4.46	(8.88)	(3.52)
Income (loss) from discontinued operations per share, basic	0.20	(0.11)	(0.02)	(0.23)	(0.02)
Income (loss) per share, basic	0.80	(1.61)	4.44	(9.11)	(3.54)
Income (loss) from continuing operations per share, diluted	0.59	(1.50)	4.41	(8.88)	(3.52)
Income (loss) from discontinued operations per share, diluted	0.20	(0.11)	(0.02)	(0.23)	(0.02)
Income (loss) per share, diluted(1)	0.79	(1.61)	4.39	(9.11)	(3.54)
Dividends declared per common share(2)(3)	0.285	—	—	—	2.10

	At December 31,				
	2012	2011	2010	2009	2008
Consolidated Balance Sheet Data					
Loans and investments, net	$1,325,667,053	$1,302,440,660	$1,414,225,388	$1,700,774,288	$2,181,683,619
Available-for-sale securities, at fair value	3,552,736	4,276,368	3,298,418	488,184	529,104
Securities held-to-maturity, net	42,986,980	29,942,108	—	60,562,808	58,244,348
Real estate owned, net	124,148,199	128,397,612	22,839,480	8,205,510	46,478,994
Real estate held-for-sale, net	—	62,084,412	41,440,000	41,440,000	—
Total assets	1,701,881,280	1,776,714,330	1,731,207,928	2,060,774,772	2,579,236,489
Repurchase agreements and credit facilities	130,661,619	76,105,000	990,997	321,418,830	524,363,226
Collateralized debt obligations	812,452,845	1,002,615,393	1,070,852,555	1,100,515,185	1,152,289,000
Collateralized loan obligation	87,500,000	—	—	—	—
Junior subordinated notes to subsidiary trust issuing preferred securities	158,767,145	158,261,468	157,806,238	259,487,421	276,055,000
Notes payable	51,457,708	85,457,708	51,457,708	56,457,708	54,800,000
Note payable—related party	—	—	—	—	4,200,000
Mortgage note payable—real estate owned	53,751,004	53,751,004	20,750,000	—	—
Mortgage notes payable—held-for-sale	—	62,190,000	41,440,000	41,440,000	41,440,000
Total liabilities	1,470,620,158	1,603,653,797	1,524,792,685	1,962,140,802	2,298,241,821
Total Arbor Realty Trust, Inc. stockholders' equity	229,329,349	171,126,405	204,415,381	96,693,606	281,005,649
Noncontrolling interest in operating partnership units	—	—	—	—	—
Noncontrolling interest in consolidated entity	1,931,773	1,934,128	1,999,862	1,940,364	(10,981)
Total equity	231,261,122	173,060,533	206,415,243	98,633,970	280,994,668

	Year ended December 31,				
	2012	2011	2010	2009	2008
Other Data					
Total loan originations	$274,516,550	$206,477,919	$24,749,342	$ 3,000,000	$290,565,879
Total mortgage-backed security and bond investments, net	157,687,589	36,464,627	6,603,769	12,412,500	58,062,500

(1) In 2009, the Company issued one million warrants as part of a debt restructuring which did not have a dilutive effect for the years ended December 31, 2009 and 2011 and had a dilutive effect for the years ended December 31, 2012 and 2010.

(2) On February 12, 2013, our Board of Directors declared a distribution to our stockholders of $0.12 per share of common stock, payable with respect to the quarter ended December 31, 2012, to stockholders of record at the close of business on March 5, 2013.

(3) Our Board of Directors elected not to pay a common stock distribution for the calendar years ended December 31, 2011, 2010 and 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the sections of this report entitled "Risk Factors", "Forward-Looking Statements", and "Selected Consolidated Financial Information of Arbor Realty Trust, Inc. and Subsidiaries" and the historical consolidated financial statements of Arbor Realty Trust, Inc. and Subsidiaries, including related notes, included elsewhere in this report.

Overview

We are a Maryland corporation formed in June 2003 to invest in multi-family and commercial real estate-related bridge loans, junior participating interests in first mortgages, mezzanine loans, preferred and direct equity and, in limited cases, discounted mortgage notes and other real estate-related assets, which we refer to collectively as structured finance investments. We have also invested in mortgage-related securities. We conduct substantially all of our operations through our operating partnership and its wholly-owned subsidiaries.

Our operating performance is primarily driven by the following factors:

- *Net interest income earned on our investments*—Net interest income represents the amount by which the interest income earned on our assets exceeds the interest expense incurred on our borrowings. If the yield earned on our assets decreases or the cost of borrowings increases, this will have a negative impact on earnings. However, if the yield earned on our assets increases or the cost of borrowings decreases, this will have a positive impact on earnings. Net interest income is also directly impacted by the size and performance of our asset portfolio. See "Current Market Conditions, Risks and Recent Trends" below for risks and trends of our net interest income.
- *Credit quality of our assets*—Effective asset and portfolio management is essential to maximize the performance and value of a real estate/mortgage investment. Maintaining the credit quality of our loans and investments is of critical importance. Loans that do not perform in accordance with their terms may have a negative impact on earnings and liquidity.
- *Cost control*—We seek to minimize our operating costs, which consist primarily of employee compensation and related costs, management fees and other general and administrative expenses. If there are increases in foreclosures and non-performing loans and investments, certain of these expenses, particularly employee compensation expenses and asset management related expenses, may increase.

We are organized and conduct our operations to qualify as a real estate investment trust ("REIT") and to comply with the provisions of the Internal Revenue Code with respect thereto. A REIT is generally not subject to federal income tax on its REIT—taxable income which is distributed to its stockholders, provided that at least 90% of its REIT—taxable income is distributed and provided that certain other requirements are met. As of December 31, 2012, 2011 and 2010, we were in compliance with all REIT requirements and, therefore, have not provided for income tax expense for the years ended December 31, 2012, 2011 and 2010, except for $0.4 million of federal alternative minimum tax and $0.2 million of estimated state income taxes incurred in those states that do not adopt the federal tax law that allows us to elect to defer income generated from certain debt extinguishment transactions, recorded in 2012. Under current federal tax law, the gain and the tax on the gain of certain debt extinguishment transactions realized in 2009 and 2010 have been deferred to future periods at our election. For the year ended December 31, 2010, we recorded $0.9 million of estimated state income taxes incurred in those states that do not adopt the federal tax law that allows us to elect to defer income generated from certain debt extinguishment transactions as well as a deferred tax provision of $1.7 million. Certain REIT income may be subject to state and local income taxes. Our assets or operations that would not otherwise comply with the REIT requirements, are owned or conducted by our taxable REIT subsidiaries, the income of which is subject to federal and state income tax. For the year ended December 31, 2012, we recorded a $1.4 million receivable for the refund of federal income taxes paid by a taxable REIT subsidiary in a prior year, which was received in 2012. For the years ended December 31, 2012, 2011 and 2010, we did not record a provision for income taxes related to the assets that are held in taxable REIT subsidiaries.

Current Market Conditions, Risks and Recent Trends

Global stock and credit markets have experienced prolonged price volatility, dislocations and liquidity disruptions over the past several years, which have caused market prices of many stocks to fluctuate substantially. Commercial real estate has been particularly adversely affected by the past economic downturn. Although we have seen some improvements, the overall market recovery remains uncertain. Should the market regress, the commercial real estate sector may experience additional losses, challenges in complying with the terms of financing agreements, difficulty in raising capital, and challenges in obtaining investment financing with attractive terms or at all. If market conditions continue to stabilize, we will rely on the credit and equity markets to generate capital for financing the growth of our business.

These circumstances have materially impacted liquidity in the financial markets and have resulted in the scarcity of certain types of financing, and, in certain cases, making terms for certain financings less attractive. If these conditions persist, lending institutions may be forced to exit markets such as repurchase lending, become insolvent, further tighten their lending standards or increase the amount of equity capital required to obtain financing, and in such event, could make it more difficult for us to obtain financing on favorable terms or at all. Our profitability will be adversely affected if we are unable to obtain cost-effective financing for our investments. A prolonged downturn in the stock or credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for our borrowers to repay our loans as they may experience difficulties in selling assets, increased costs of financing or obtaining financing at all. These events in the stock and credit markets may also make it more difficult or unlikely for us to raise capital through the issuance of our common stock or preferred stock. These disruptions in the financial markets also may have a material adverse effect on the market value of our common stock and other adverse effects on us or the economy in general.

The past economic downturn has had a significant impact on our business, our borrowers and real estate values throughout all asset classes and geographic locations. If real estate values decline further, it may limit our new mortgage loan originations since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans. Declining real estate values may also significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly impact our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our stockholders. In addition, our investments are also subject to the risks described above with respect to commercial real estate loans and mortgage-backed securities and similar risks, including risks of delinquency and foreclosure, the dependence upon the successful operation of, and net income from, real property, risks generally related to interests in real property, and risks that may be presented by the type and use of a particular commercial property.

During fiscal year 2012, we recorded $23.8 million of new provisions for loan losses, due to declining collateral values, and $0.9 million in net recoveries of reserves. During fiscal year 2011, we recorded $44.8 million of new provisions for loan losses, $6.3 million in net recoveries of reserves, and

$5.7 million of loss on sale and restructuring of loans. During fiscal year 2010, we recorded $100.9 million of new provisions for loan losses, due to declining collateral values, $18.1 million in net recoveries of reserves, and a $7.2 million loss on sale and restructuring of loans. In addition, we acquired two new real estate owned properties through a transfer from a creditor trust and a purchase out of bankruptcy, respectively, in the first quarter of 2011. We have made, and continue to make modifications and extensions to loans when it is economically feasible to do so. In some cases, a modification is a more viable alternative to foreclosure proceedings when a borrower cannot comply with loan terms. In doing so, lower borrower interest rates, combined with non-performing loans, will lower our net interest margins when comparing interest income to our costs of financing. These trends may persist with a prolonged economic downturn and we feel if they do, there will be continued modifications and delinquencies in the foreseeable future, which may result in reduced net interest margins and additional losses throughout our sector.

While there continue to be effects from the economic downturn, we have seen market opportunities becoming available to us based on our strategic positioning. As a result, we completed a public offering in the second quarter of 2012 in which we sold 3,500,000 shares of our common stock for net proceeds of approximately $17.5 million and another public offering in the fourth quarter of 2012 in which we sold 3,500,000 shares of our common stock for net proceeds of approximately $19.2 million. We used the net proceeds from these offerings to make investments, to repurchase or pay liabilities and for general corporate purposes. We also entered into an "At-The-Market" ("ATM") equity offering sales agreement in the fourth quarter of 2012 whereby, in accordance with the terms of the agreement, from time to time we may issue and sell up to 6,000,000 shares of our common stock. As of February 15, 2013, JMP has sold 787,700 shares for net proceeds of $5.5 million.

Further, we also completed our first collateralized loan obligation ("CLO") in the third quarter of 2012 in which we issued $87.5 million of investment grade notes and a second CLO in January 2013 in which we issued $177.0 million of investment grade notes. While there can be no assurance that we will continue to have access to the equity and debt markets, we will continue to pursue these and other available market opportunities as means to increase our liquidity and capital base.

On February 1, 2013, we completed an underwritten public offering of 1.4 million shares of 8.25% Series A Cumulative Redeemable Preferred Stock generating net proceeds of approximately $33.6 million after deducting underwriting fees and estimated offering costs. In addition, the underwriters were granted an over-allotment option for 210,000 shares of the preferred stock which expires in March 2013. On February 5, 2013, the underwriters exercised their option for 151,500 shares providing additional net proceeds of approximately $3.7 million.

Refer to Item 1A "Risk Factors" above and Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" below for additional risk factors.

Sources of Operating Revenues

We derive our operating revenues primarily through interest received from making real estate-related bridge, mezzanine and junior participation loans and preferred equity investments. Interest income earned on these loans and investments represented approximately 69%, 75% and 97% of our total revenues in 2012, 2011 and 2010, respectively.

Interest income may also be derived from profits on equity participation interests. No such interest income was recognized in 2012, 2011 and 2010.

We also derive interest income from our investments in residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and commercial real estate collateralized debt obligation ("CDO") bond securities. Interest on these investments represented approximately 3%, 1% and 2% of our total revenues in 2012, 2011 and 2010, respectively.

Property operating income is derived from our hotel and multifamily real estate owned assets. In 2012 and 2011, property operating income represented approximately 27% and 24% of our total revenues, respectively. The operation of a portfolio of hotel properties that we own is seasonal with the majority of revenues earned in the first two quarters of the calendar year. No such income was recognized in 2010.

Additionally, we derive operating revenues from other income that represents net interest income and gains and losses recorded on our linked transactions, as well as loan structuring and defeasance fees, and miscellaneous asset management fees associated with our loans and investments portfolio. Revenue from other income represented approximately 1% of our total revenues in 2012, 2011 and 2010.

Income or Loss from Equity Affiliates and Gain or Loss on Sale of Loans and Real Estate

We derive income or loss from equity affiliates relating to joint ventures that were formed with equity partners to acquire, develop and/or sell real estate assets. These joint ventures are not majority owned or controlled by us, and are not consolidated in our financial statements. These investments are recorded under either the equity or cost method of accounting as appropriate. We record our share of net income and losses from the underlying properties of our equity method investments and any other-than-temporary impairment of these investments on a single line item in the Consolidated Statement of Operations as income or loss from equity affiliates. In 2012 and 2010, loss from equity affiliates totaled $0.7 million and $1.3 million, respectively, while in 2011, income from equity affiliates was $3.7 million.

We also may derive income or loss from the sale of loans and real estate. We may acquire real estate by foreclosure or through partial or full settlement of mortgage debt or for investment in order to stabilize the property and dispose of it for a future anticipated return. We may also acquire real estate notes generally at a discount from lenders in situations where the borrower wishes to restructure and reposition its short-term debt and the lender wishes to divest certain assets from its portfolio. In 2012, we sold a real estate property that was part of a portfolio of hotel assets to a third party for a gain of $0.5 million as well as two real estate held-for-sale properties acquired by deed-in-lieu of foreclosure to third parties for a total gain of $3.5 million. In 2010, we sold a real estate held-for-sale property acquired by a foreclosure sale to a third party for a gain of $1.3 million. No such gain or loss was recorded in 2011.

Significant Accounting Estimates and Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification™, the authoritative reference for accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts in our consolidated financial statements. Actual results could differ from these estimates. A summary of our significant accounting policies is presented in Note 2 of the "Notes to Consolidated Financial Statements" set forth in Item 8 hereof. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this report. Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this report and require the application of significant judgment by management and, as a result, are subject to a degree of uncertainty.

Loans, Investments and Securities

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and net of the allowance for loan losses when such loan or investment is deemed to be impaired. We invest in preferred equity interests that, in some cases, allow us to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, management must determine whether such investment should be accounted for as a loan, joint venture or as real estate. To date, management has determined that all such investments are properly accounted for and reported as loans.

At the time of purchase, we designate a security as available-for-sale, held-to-maturity, or trading depending on our ability and intent to hold it to maturity. We do not have any securities designated as trading as of December 31, 2012. Securities available-for-sale are reported at fair value with the net unrealized gains or losses reported as a component of accumulated other comprehensive loss, while securities held-to-maturity are reported at amortized cost. Unrealized losses that are determined to be other-than-temporary are recognized in earnings up to their credit component. The determination of other-than-temporary impairment is a subjective process requiring judgments and assumptions. The process may include, but is not limited to, assessment of recent market events and prospects for near-term recovery, assessment of cash flows, internal review of the underlying assets securing the investments, credit of the issuer and the rating of the security, as well as our ability and intent to hold the investment to maturity. Management closely monitors market conditions on which it bases such decisions.

We also assess certain of our securities, other than those of high credit quality, to determine whether significant changes in estimated cash flows or unrealized losses on these securities, if any, reflect a decline in value which is other-than-temporary and, accordingly, should be written down to their fair value against earnings. On a quarterly basis, we review these changes in estimated cash flows, which could occur due to actual prepayment and credit loss experience, to determine if an other-than-temporary impairment is deemed to have occurred. The determination of other-than-temporary impairment is a subjective process requiring judgments and assumptions and is not necessarily intended to indicate a permanent decline in value. We calculate a revised yield based on the current amortized cost of the investment, including any other-than-temporary impairments recognized to date, and the revised yield is then applied prospectively to recognize interest income.

From time to time, we may enter into an agreement to sell a loan. These loans are considered held-for-sale and are valued at the lower of the loan's carrying amount or fair value less costs to sell. For the sale of loans, recognition occurs when ownership passes to the buyer.

Impaired Loans, Allowance for Loan Losses, Loss on Sale and Restructuring of Loans and Charge-offs

Loans are considered impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. We evaluate each loan in our portfolio on a quarterly basis. Our loans are individually specific and unique as it relates to product type, geographic location, and collateral type, as well as to the rights and remedies and the position in the capital structure our loans and investments have in relation to the underlying collateral. We evaluate all of this information as well as general market trends related to specific classes of assets, collateral type and geographic locations, when determining the appropriate assumptions such as capitalization and market discount rates, as well as the asset's operating income and cash flows, in estimating the value of the underlying collateral when determining if a loan is impaired. We utilize internally developed valuation models and techniques primarily consisting of discounted cash flow and direct capitalization models in determining the fair value of the underlying collateral on an individual loan. We may also obtain a third party appraisal, which may value the collateral through an "as-is" or "stabilized value" methodology. Such appraisals may be used as an additional source of valuation information only and no adjustments are made to appraisals. Included in the evaluation of the capitalization and market discount rates, we consider not only assumptions specific to the collateral but also geographical and industry trends that could impact the collateral's value.

If upon completion of the valuation, the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The allowance for each loan is maintained at a level that is believed to be adequate by management to absorb probable losses. We had a $161.7 million allowance for loan losses at December 31, 2012 related to 20 loans in our portfolio with an aggregate carrying value of approximately $240.2 million, before loan loss reserves. At December 31, 2011, we had a $185.4 million allowance for loan losses related to 24 loans in our portfolio with an aggregate carrying value of approximately $285.0 million, before loan loss reserves.

Loan terms may be modified if we determine that based on the individual circumstances of a loan and the underlying collateral, a modification would more likely increase the total recovery of the combined principal and interest from the loan. Any loan modification is predicated upon a goal of maximizing the collection of the loan. Typical triggers for a modification would include situations where the projected cash flow is insufficient to cover required debt service, when asset performance is lagging the initial projections, where there is a requirement for rebalancing, where there is an impending maturity of the loan, and where there is an actual loan default. Loan terms that have been modified have included, but are not limited to interest rate, maturity date and in certain cases, principal amount. Length and amounts of each modification have varied based on individual circumstances and are determined on a case by case basis. If the loan modification constitutes a concession whereas we do not receive ample consideration in return for the modification, and the borrower is experiencing financial difficulties and cannot repay the loan under the current terms, then the modification is considered by us to be a troubled debt restructuring. If we receive a benefit, either monetary or strategic, and the above criteria are not met, the modification is not considered to be a troubled debt restructuring. We record interest on modified loans on an accrual basis to the extent that the modified loan is contractually current.

Loss on restructured loans is recorded when we grant a concession to a borrower in the form of principal forgiveness related to a payoff or the substitution or addition of a new debtor for the original borrower or when we incur costs on behalf of the borrower related to the modification, payoff or the substitution or addition of a new debtor for the original borrower. When a loan is restructured, we record the investment at net realizable value, taking into account the cost of all concessions at the date of restructuring. The reduction in the recorded investment is recorded as a charge to the Consolidated Statement of Operations in the period in which the loan is restructured. In addition, a gain or loss may be recorded upon the sale of a loan to a third party as a charge to the Consolidated Statement of Operations in the period in which the loan was sold. No loss on sale and restructuring of loans was recorded for the year ended December 31, 2012. During the years ended December 31, 2011 and 2010, we recorded loss on sale and restructuring of loans of $5.7 million and $7.2 million, respectively.

Charge-offs to the allowance for loan losses occur when losses are confirmed through the receipt of cash or other consideration from the completion of a sale; when a modification or restructuring takes place in which we grant a concession to a borrower or agree to a discount in full or partial satisfaction of the loan; when we take ownership and control of the underlying collateral in full satisfaction of the loan; when loans are reclassified as other investments; or when significant collection efforts have ceased and it is highly likely that a loss has been realized. For the years ended December 31, 2012, 2011 and 2010, we recorded charge-offs to the allowance for loan losses of $46.6 million, $58.8 million and $194.9 million, respectively.

Real Estate Owned and Held-For-Sale

Real estate owned, shown net of accumulated depreciation and impairment charges, is comprised of real property acquired by foreclosure or through partial or full settlement of mortgage debt. The real estate acquired is recorded at the estimated fair value at the time of acquisition.

Costs incurred in connection with the foreclosure of the properties collateralizing the real estate loans are expensed as incurred and costs subsequently incurred to extend the life or improve the assets subsequent to foreclosure are capitalized.

We allocate the purchase price of operating properties to land, building, tenant improvements, deferred lease cost for the origination costs of the in-place leases, intangibles for the value of the above or below market leases at fair value and to any other identified intangible assets or liabilities. We finalize the purchase price allocation on these assets within one year of the acquisition date. We amortize the value allocated to the in-place leases over the remaining lease term. The value allocated to the above or below market leases are amortized over the remaining lease term as an adjustment to rental income.

Real estate assets, including assets acquired by foreclosure or through partial or full settlement of mortgage debt, that are operated for the production of income are depreciated using the straight-line method over their estimated useful lives. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their estimated useful life.

Our properties are individually reviewed for impairment each quarter, if events or circumstances change indicating that the carrying amount of the assets may not be recoverable. We recognize impairment if the undiscounted estimated cash flows to be generated by the assets are less than the carrying amount of those assets. Measurement of impairment is based upon the estimated fair value of the assets. Upon evaluating a property for impairment, many factors are considered, including estimated current and expected operating cash flows from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as an impairment charge at that time.

Real estate is classified as held-for-sale when management commits to a plan of sale, the asset is available for immediate sale, there is an active program to locate a buyer, and it is probable the sale will be complete within one year. Properties classified as held-for-sale are not depreciated and the results of their operations are shown in discontinued operations. Real estate assets that are expected to be disposed of are valued, on an individual asset basis, at the lower of their carrying amount or their fair value less costs to sell.

We recognize sales of real estate properties upon closing. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized upon closing using the full accrual method when the collectability of the sale price is reasonably assured and we are not obligated to perform significant activities after the sale. Profit may be deferred in whole or in part until collectability of the sales price is reasonably assured and the earnings process is complete.

Revenue Recognition

Interest income. Interest income is recognized on the accrual basis as it is earned from loans, investments and securities. In certain instances, the borrower pays an additional amount of interest at the time the loan is closed, an origination fee, a prepayment fee and/or deferred interest upon maturity. In some cases, interest income may also include the amortization or accretion of premiums and discounts arising from the purchase or origination of the loan or security. This additional income, net of any direct loan origination costs incurred, is deferred and accreted into interest income on an effective yield or "interest" method adjusted for actual prepayment activity over the life of the related loan or security as a yield adjustment. Income recognition is suspended for loans when, in the opinion of management a full recovery of all contractual principal is not probable. Income recognition is resumed when the loan becomes contractually current and performance is resumed. We record interest income on certain impaired loans to the extent cash is received, in which a loan loss reserve has been recorded, as the borrower continues to make interest payments. We recorded loan loss reserves related to these loans as it was deemed that full recovery of principal and interest was not probable.

Several of our loans provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the asset. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

Given the transitional nature of some of our real estate loans, we may require funds to be placed into an interest reserve, based on contractual requirements, to cover debt service costs. We will analyze these interest reserves on a periodic basis and determine if any additional interest reserves are needed. Recognition of income on loans with funded interest reserves are accounted for in the same manner as loans without funded interest reserves. We will not recognize any interest income on loans in which the borrower has failed to make the contractual interest payment due or has not replenished the interest reserve account. As of December 31, 2012, we had total interest reserves of $8.3 million on 40 loans with an aggregate unpaid principal balance of $475.6 million and had three non-performing loans with an aggregate unpaid principal balance of $38.4 million with a funded interest reserve of $0.1 million. Income from non-performing loans is generally recognized on a cash basis only to the extent it is received. Full income recognition will resume when the loan becomes contractually current and performance has recommenced.

Additionally, interest income is recorded when earned from equity participation interests, referred to as equity kickers. These equity kickers have the potential to generate additional revenues to us as a result of excess cash flow distributions and/or as appreciated properties are sold or refinanced. We did not record interest income on such investments for the years ended December 31, 2012, 2011 or 2010.

Property operating income. Property operating income represents income associated with the operation of commercial real estate properties classified as real estate owned. We recognize revenue for these activities when the fees are fixed or determinable, or are evidenced by an arrangement, collection is reasonably assured and the services under the arrangement have been provided. For the years ended December 31, 2012 and 2011, we recorded approximately $30.2 million and $23.4 million, respectively, of property operating income relating to real estate owned properties. We did not have property operating income in 2010. As of December 31, 2012, we had two real estate owned properties, a portfolio of multifamily assets that was purchased by us out of bankruptcy and a portfolio of hotel assets that was transferred to us by the owner, a creditor trust. Both of these portfolios were acquired in the first quarter of 2011. Additionally, a real estate investment that was part of the portfolio of hotel properties was sold in 2012, and two real estate investments were reclassified from real estate owned to real estate held-for-sale in 2011, resulting in the reclassification of all of the operating activity from these properties from property operating income and expenses into discontinued operations for all prior periods. For more details see Note 6 of the "Notes to Consolidated Financial Statements" set forth in Item 8 hereof.

Other income. Other income represents net interest income and gains and losses recorded on our linked transactions, as well as loan structuring, defeasance, and miscellaneous asset management fees associated with our loans and investments portfolio. We recognize these forms of income when the fees are fixed or determinable, are evidenced by an arrangement, collection is reasonably assured and the services under the arrangement have been provided.

Stock-Based Compensation

We have granted certain of our employees, directors, and employees of ACM, stock awards consisting of shares of our common stock that vest immediately or annually over a multi-year period, subject to the recipient's continued service to us. We record stock-based compensation expense at the grant date fair value of the related stock-based award with subsequent remeasurement for any unvested shares granted to non-employees. Such amounts are expensed against earnings, at the grant date (for the portion that vests immediately) or ratably over the respective vesting periods. Dividends are paid on restricted stock as dividends are paid on shares of our common stock whether or not they are vested. Stock-based compensation is disclosed in our Consolidated Statement of Operations under "employee compensation and benefits" for employees and under "selling and administrative" expense for non-employees.

Income Taxes

We are organized and conduct our operations to qualify as a REIT and to comply with the provisions of the Internal Revenue Code with respect thereto. A REIT is generally not subject to federal income tax on taxable income which is distributed to its stockholders, provided that at least 90% of its taxable income is distributed and provided that certain other requirements are met. Certain REIT income may be subject to state and local income taxes. Our assets or operations that would not otherwise comply with the REIT requirements, are owned or conducted by our taxable REIT subsidiaries, the income of which is subject to federal and state income tax. Under current federal tax law, the income and the tax on such income attributable to certain debt extinguishment transactions realized in 2009 and 2010 have been deferred to future periods at our election.

Current accounting guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides clarity on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

Hedging Activities and Derivatives

Hedging Activities

We recognize all derivatives as either assets or liabilities at fair value and these amounts are recorded in other assets or other liabilities in the Consolidated Balance Sheets. Additionally, the fair value adjustments will affect either accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. We use derivatives for hedging purposes rather than speculation. Fair values are approximated based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions.

Derivatives

We record all derivatives in the Consolidated Balance Sheets at fair value. Additionally, the accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether a company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

In the normal course of business, we may use a variety of derivative financial instruments to manage, or hedge, interest rate risk. These derivative financial instruments must be effective in reducing its interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income (loss) for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income (loss). In cases where a derivative financial instrument is terminated early, any gain or loss is generally amortized over the remaining life of the hedged item.

During the year ended December 31, 2012, one basis swap matured with a notional value of approximately $110.1 million, ten interest rate swaps matured with a combined notional value of approximately $196.4 million and one interest rate cap matured with a notional value of approximately $7.0 million. In addition, the notional value on four basis swaps decreased by approximately $140.4 million pursuant to the contractual terms of the respective swap agreements and the notional value on an interest rate swap decreased by approximately $6.4 million pursuant to the contractual terms of the respective swap agreement. In certain circumstances, we may finance the purchase of RMBS investments through a repurchase agreement with the same counterparty which may qualify as a linked transaction. If both transactions are entered into contemporaneously or in contemplation of each other, the transactions are presumed to be linked transactions and we account for the purchase of such securities and the repurchase agreement on a combined basis as a forward contract derivative at fair value which is reported in other assets on the Consolidated Balance Sheet with changes in the fair value of the assets and liabilities underlying linked transactions and associated interest income and expense reported in other income on the Consolidated Statement of Operations. The analysis of transactions under these rules requires management's judgment and experience. During year ended December 31, 2012, we purchased 12 RMBS investments which qualified as linked transactions. The RMBS investments, net of their respective financing, had a total fair value at December 31, 2012 of $10.8 million which is recorded in other assets on the Consolidated Balance Sheet. During the year ended December 31, 2011, we entered into a LIBOR Cap with a notional value of approximately $73.3 million that was designated as a cash flow hedge and a LIBOR Cap with a notional value of approximately $6.0 million that was not designated as a cash flow hedge. In addition, the notional value on four basis swaps decreased by approximately $202.8 million pursuant to the contractual terms of the respective swap agreements, the notional value on two interest rate swaps decreased by approximately $14.2 million pursuant to the contractual terms of the respective swap agreements, and six interest rate swaps matured with a combined notional value of approximately $111.3 million. Gains and losses on terminated swaps are deferred and recognized in interest expense over the original life of the hedged item. The fair value of our qualifying hedge portfolio has increased by approximately $8.1 million from December 31, 2011 as a result of the maturities and the amortized notional value of swaps, combined with a change in the projected LIBOR rates and credit spreads of both parties.

Because the valuations of our derivatives are based on estimates, the fair value may change if our estimates are inaccurate. For the effect of hypothetical changes in market interest rates on our interest rate swaps, see "Interest Rate Risk" in "Quantitative and Qualitative Disclosures About Market Risk", set forth in Item 7A hereof.

Variable Interest Entities

We have evaluated our loans and investments, mortgage related securities, investments in equity affiliates, junior subordinated notes, CDOs and CLO, in order to determine if they qualify as Variable Interest Entities ("VIEs") or as variable interests in VIEs. This evaluation resulted in our determination that our bridge loans, junior participation loans, mezzanine loans, preferred equity investments, investments in equity affiliates, junior subordinated notes, CDOs, CLO and investments in debt securities were potential VIEs or variable interests in VIEs. A VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that (i) has the power to control the activities that most significantly impact the VIE's economic performance and (ii) has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

We consolidate our CDO and CLO subsidiaries, which qualify as VIEs, of which we are the primary beneficiary. These CDOs and CLOs invest in real estate and real estate-related securities and are financed by the issuance of CDO and CLO debt securities. We, or one of our affiliates, is named collateral manager, servicer, and special servicer for all CDO and CLO collateral assets which we believes gives us the power to direct the most significant economic activities of the entity. We also have exposure to CDO and CLO losses to the extent of our equity interests and also have rights to waterfall payments in excess of required payments to CDO and CLO bond investors. As a result of consolidation, equity interests in these CDOs and CLOs have been eliminated, and the Consolidated Balance Sheet reflects both the assets held and debt issued by the CDOs and CLOs to third parties. Our operating results and cash flows include the gross amounts related to CDO and CLO assets and liabilities as opposed to our net economic interests in the CDO and CLO entities.

As of December 31, 2012, we have determined that we are not the primary beneficiary of 54 VIEs in which we have a variable interest. These VIEs had an aggregate carrying amount of $655.0 million and exposure to real estate debt of approximately $4.6 billion at December 31, 2012. For all other investments, we have determined they are not VIEs or variable interests in VIEs. As such, we have continued to account for these loans and investments as a loan or joint venture, as appropriate. A summary of our identified VIEs or variable interests in VIEs is presented in Note 9 of the "Notes to Consolidated Financial Statements" set forth in Item 8 hereof.

Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Assets and liabilities disclosed at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

- Level 1—Inputs are unadjusted and quoted prices exist in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.
- Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Level 2 inputs include quoted market prices in markets that are not active for an identical or similar asset or liability, and quoted market prices in active markets for a similar asset or liability. Fair valued assets and liabilities that are generally included in this category are non-government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset-backed securities, certain corporate debt, certain commitments and guarantees, certain private equity investments and certain derivatives.
- Level 3—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. These valuations are based on significant unobservable inputs that require a considerable amount of judgment and assumptions. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain private equity investments, certain municipal bonds, certain commitments and guarantees and certain derivatives.

Determining which category an asset or liability falls within the hierarchy requires significant judgment and we evaluate our hierarchy disclosures each quarter.

At December 31, 2012, we measured certain financial assets and financial liabilities at fair value on a recurring basis, including available-for-sale securities and derivative financial instruments. The fair values of certain available-for-sale securities are approximated based on current market quotes received from financial sources that trade such securities. The fair values of available-for-sale equity securities traded in active markets are approximated using Level 1 inputs, while the fair values of certain available-for-sale debt securities that are approximated using current, non-binding market quotes received from financial sources that trade such investments are valued using Level 3 inputs. The fair values of certain CMBS and CDO securities are estimated by us using Level 3 inputs that require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by management. In addition, fair values of interest rate swap derivatives are approximated using Level 2 inputs based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well recognized financial principles including counterparty risks, credit spreads and interest rate projections, as well as reasonable estimates about relevant future market conditions. These items are included in other assets and other liabilities on the Consolidated Balance Sheets. We incorporate credit valuation adjustments in the fair values of our derivative financial instruments to reflect counterparty nonperformance risk. The fair values of forward contract derivatives are approximated using Level 3 inputs in internally developed valuation models, which are compared to current non-binding market quotes for the underlying RMBS received from pricing services and financial sources that trade such investments.

At December 31, 2012, we measured certain financial assets and financial liabilities at fair value on a nonrecurring basis. Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and net of the allowance for loan losses when such loan or investment is deemed to be impaired. We consider a loan impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. We perform evaluations of our loans to determine if the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, which may result in an allowance and corresponding charge to the provision for loan losses. These valuations require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by management. In addition, real estate investments held-for-sale are carried at the lower of cost or fair value, less costs to sell. Measurement of fair value requires significant judgments, which include assumptions regarding cash flows, capitalization rates, occupancy rates, availability of financing, exit plan, and other factors deemed necessary by management as well as discussions with active market participants.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued updated guidance on disclosure about offsetting assets and liabilities which amends U.S. GAAP to conform more to the disclosure requirements of International Financial Reporting Standards ("IFRS"). Under the updated guidance, an entity is required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope would include certain derivatives (including bifurcated embedded derivatives,) repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. This guidance is effective as of the first quarter of 2013 and we are currently evaluating the impact it may have on our financial disclosure.

In June 2011, the FASB issued updated guidance on comprehensive income which amends U.S. GAAP to conform to IFRS disclosure requirements. The amendment eliminates the option to present components of other comprehensive income as part of the Statement of Changes in Stockholders' Equity and requires a separate Statement of Comprehensive Income or two consecutive statements in the Statement of Operations and in a separate Statement of Comprehensive Income. This guidance was effective as of the first quarter of 2012, except for guidance on the disclosure of reclassification adjustments which was postponed for re-deliberation by the FASB, and early adoption was permitted. We early adopted the guidance in the fourth quarter of 2011, with the exception of the disclosure of reclassification adjustments postponed for re-deliberation by the FASB. As the guidance only amends existing disclosure requirements, its adoption did not have a material effect on our Consolidated Financial Statements. In February 2013, the FASB issued updated guidance on the disclosure of reclassification adjustments. The updated guidance requires us to disclose, either on the face of the financial statements or in the notes to the financial statements, the financial statement effects on earnings from items that are reclassified out of other comprehensive income, by component. This guidance is effective as of the first quarter of 2013 and we are currently evaluating the impact it may have on our financial disclosure.

In May 2011, the FASB issued updated guidance on fair value measurement which amends U.S. GAAP to conform to IFRS measurement and disclosure requirements. The guidance amends certain fair value measurement principles and enhances disclosure requirements by requiring a description of the process for valuing items categorized as Level 3 in the fair value hierarchy, quantitative disclosure of unobservable inputs used to make these measurements and, in certain cases, the sensitivity of the measurements to changes in these inputs. This guidance was effective as of the first quarter of 2012, applied prospectively, and its adoption did not have a material effect on our Consolidated Financial Statements.

In April 2011, the FASB issued updated guidance on the transfer of financial assets which primarily removes certain criteria from the consideration of effective control over assets subject to repurchase agreements when determining the recognition of a sale. The removal of these criteria will generally result in the assets transferred pursuant to the repurchase agreement being accounted for as a secured borrowing, with both the transferred asset and repurchase liability recorded on the transferor's balance sheet. This guidance was effective as of the first quarter of 2012, applied prospectively to transactions which occur subsequent to the effective date, and its adoption did not have a material effect on our Consolidated Financial Statements.

Changes in Financial Condition

Our loan and investment portfolio balance, including our available-for-sale and held-to-maturity securities, at December 31, 2012 was $1.5 billion, with a weighted average current interest pay rate of 4.77%. Including certain fees and costs associated with the loan and investment portfolio, the weighted average current interest rate was 5.04%. This is compared to $1.5 billion at December 31, 2011, with a weighted average current interest pay rate of 4.59%. Including certain fees and costs associated with the loan and investment portfolio, the weighted average current interest rate was 4.82%. At December 31, 2012, advances on our financing facilities totaled $1.2 billion, with a weighted average funding cost of 2.82%, which excludes changes in the market value of certain interest rate swaps and financing costs. Including the financing costs, the weighted average funding rate was 3.12%. This is compared to $1.3 billion at December 31, 2011 with a weighted average funding cost of 3.20%, which excludes changes in the market value of certain interest rate swaps and financing costs. Including the financing costs, the weighted average funding rate was 3.54%.

Cash and cash equivalents decreased $26.0 million, or 47%, to $29.2 million at December 31, 2012 compared to $55.2 million at December 31, 2011. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The decrease was primarily due to funding new loan originations and investments, payment of dividends and purchasing our own CDO bonds, net of proceeds received from our two equity offerings in 2012, proceeds from new financing facilities, loan payoffs, paydowns and interest from our investments.

Restricted cash decreased $24.8 million, or 37%, to $42.5 million at December 31, 2012 compared to $67.3 million at December 31, 2011. Restricted cash is kept on deposit with the trustees for our CDOs, all three of which have reached their respective replenishment dates as of January 2012, and primarily represents proceeds from loan payoffs and paydowns net of principal repayments to the CDO bondholders, as well as unfunded loan commitments and interest payments received from loans. The decrease was primarily due to loan principal repayments net of payoffs and partial paydowns. Our real estate owned assets acquired in 2011 also have restricted cash balances totaling $1.0 million and $2.0 million as of December 31, 2012 and 2011, respectively, due to escrow requirements.

Loans and investments increased $23.2 million, or 2%, to $1.33 billion at December 31, 2012 compared to $1.30 billion at December 31, 2011. During the year ended December 31, 2012, we originated 34 loans totaling $274.5 million that had an aggregate weighted average rate of interest of 7.35%, as well as received full satisfaction of 21 loans totaling $239.9 million that had an aggregate weighted average rate of interest of 5.47%. We also received partial repayment on four loans totaling $9.6 million. We also refinanced and/or modified eight loans totaling $202.3 million which increased the rate of interest on the modified loans from an aggregate weighted average rate of interest of 5.37% to 5.51%, and 26 loans totaling approximately $248.0 million were extended, $46.6 million of which was in accordance with an extension option of the corresponding loan agreement.

Since December 31, 2012, we have originated seven new loans for a total of $74.8 million as well as purchased two RMBS investments for a total of $24.8 million which were financed with $19.2 million of debt. We also received $28.2 million for the repayment in full of three loans.

Securities held-to-maturity increased $13.0 million, or 43.6%, to $43.0 million at December 31, 2012 compared to $29.9 million at December 31, 2011 as a result of purchasing 18 RMBS investments in 2012, net of paydowns received during the year ended December 31, 2012. See Note 4 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof for a further description of these transactions.

Real estate held-for-sale decreased $62.1 million to $0 at December 31, 2012 compared to $62.1 million at December 31, 2011. In the third and fourth quarters of 2011, we entered into negotiations to sell two real estate investments with carrying values of $19.4 million and $1.2 million, respectively, to third parties. In the first quarter of 2012, the two investments were sold and a total gain on sale of real estate held-for-sale of $3.5 million was recorded in our Consolidated Statement of Operations. In the second quarter of 2012 we surrendered a property held-for-sale with a carrying value of $41.4 million to the first mortgage lender in full satisfaction of a $41.4 million mortgage note payable. See Note 6 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof for a further description of these transactions.

Other assets increased $8.3 million, or 18%, to $55.2 million at December 31, 2012 compared to $46.9 million at December 31, 2011. The increase was primarily due to 12 RMBS investments recorded on a combined basis with the related repurchase financing as linked transactions at a total fair value of $10.8 million, net of a $2.0 million decrease in cash collateral posted against our interest rate swaps and a $0.5 million net decrease in various other receivables and prepaid expenses. See Item 7A "Quantitative and Qualitative Disclosures About Market Risk" for further information relating to our derivatives.

Repurchase agreements and credit facilities increased $54.6 million, or 72%, to $130.7 million at December 31, 2012 compared to $76.1 million at December 31, 2011 due to financing the purchase of 18 RMBS investments classified as securities held-to-maturity, net of paydowns, with two repurchase agreements during the year ended December 31, 2012, which had a combined total net increase of $9.7 million. Also, in 2012, we entered into a $15.0 million committed revolving line of credit which had an outstanding balance of $15.0 million at December 31, 2012, a $12.6 million warehousing facility which had an outstanding balance of $12.6 million at December 31, 2012 and a $17.3 million warehousing facility which had an outstanding balance of $17.3 million at December 31, 2012. See "Sources of Liquidity—Repurchase Agreements and Credit Facilities" below.

Collateralized debt obligations decreased $190.2 million, or 19%, to $812.5 million at December 31, 2012 compared to approximately $1.0 billion at December 31, 2011 primarily due to $107.8 million of payments to investors due to runoff and amortization, as well as repurchases of Class B, C, D, E, F, G and H notes originally issued by our CDO II and CDO III issuing entities with an aggregate face value of $66.2 million, and a $15.4 million decrease in the revolving note facility of one of our CDOs. See "Sources of Liquidity—CDOs" below.

Collateralized loan obligation was $87.5 million at December 31, 2012 due to the completion of a collateralized loan obligation in the third quarter of 2012 in which we securitized $125.1 million of assets and issued $87.5 million of investment grade notes. See "Sources of Liquidity—CLO" below.

Notes payable decreased $34.0 million, or 40%, to $51.5 million at December 31, 2012 compared to $85.5 million at December 31, 2011 due to the sale of a $50.0 million mezzanine loan which relieved a $32.0 million junior loan participation liability in the second quarter of 2012 and the payoff of an $11.8 million mezzanine loan which relieved a $2.0 million junior loan participation liability in the third quarter of 2012. See "Sources of Liquidity—Notes Payable" below.

Mortgage notes payable—held-for-sale decreased $62.2 million to $0 at December 31, 2012 compared to $62.2 million at December 31, 2011 primarily due to the satisfaction of a $20.8 million first lien mortgage upon the sale to a third party of a property held-for-sale in the first quarter of 2012 as well as the surrender of a property held-for-sale to the first mortgage lender in full satisfaction of a $41.4 million mortgage note payable in the second quarter of 2012. See "Sources of Liquidity—Mortgage Notes Payable—Held-For-Sale" below for further details.

Due to borrowers increased $20.2 million to $23.1 million at December 31, 2012 compared to $2.8 million at December 31, 2011 due to an increase in unfunded commitments on the loans originated during the year ended December 31, 2012.

Other liabilities decreased $9.8 million, or 12%, to $72.8 million at December 31, 2012 compared to $82.6 million at December 31, 2011. The decrease was primarily due to an $8.0 million decrease in accrued interest payable as a result of an increase in the fair value of our interest rate swaps and a $3.2 million decrease in accrued expenses and payables, net of $1.4 million of effective yield amortization on our junior subordinated notes.

On October 31, 2012, the Board of Directors declared a cash dividend of $0.11 per share of common stock with respect to the three months ended September 30, 2012. The dividend was paid on November 28, 2012 to common shareholders of record at the close of business on November 20, 2012 and the ex-dividend date was November 16, 2012. On August 3, 2012, the Board of Directors declared a cash dividend of $0.10 per share of common stock with respect to the three months ended June 30, 2012. The dividend was paid on August 28, 2012 to common shareholders of record at the close of business on August 21, 2012 and the ex-dividend date was August 17, 2012. On May 4, 2012, the Board of Directors declared a cash dividend of $0.075 per share of common stock with respect to the three months ended March 31, 2012. The dividend was paid on May 29, 2012 to common shareholders of record at the close of business on May 22, 2012 and the ex-dividend date was May 18, 2012. On February 12, 2013, the Board of Directors declared a cash dividend of $0.12 per share of common stock with respect to the three months ended December 31, 2012. The dividend is payable on March 12, 2013 to common shareholders of record at the close of business on March 5, 2013 and the ex-dividend date is March 1, 2013. No dividends were declared in 2011.

In June 2012, we completed a public offering in which we sold 3,500,000 shares of our common stock for $5.40 per share, and received net proceeds of approximately $17.5 million after deducting the underwriting discount and other offering expenses. In October 2012, we completed another public offering in which we sold 3,500,000 shares of our common stock for $5.80 per share, and received net proceeds of approximately $19.2 million after deducting the underwriting discount and other offering expenses. We used the net proceeds from the offerings to make investments, to repurchase or pay liabilities and for general corporate purposes. On December 31, 2012, we entered into an ATM equity offering sales agreement with JMP Securities LLC ("JMP") whereby, in accordance with the terms of the agreement, from time to time we may issue and sell through JMP up to 6,000,000 shares of our common stock. Sales of the shares, if any, will be made by means of ordinary brokers' transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As of February 15, 2013, JMP has sold 787,700 shares for net proceeds of $5.5 million. We currently have 32,036,925 shares of common stock outstanding.

On February 1, 2013, we completed an underwritten public offering of 1.4 million shares of 8.25% Series A Cumulative Redeemable Preferred Stock generating net proceeds of approximately $33.6 million after deducting underwriting fees and estimated offering costs. In addition, the underwriters were granted an over-allotment option for 210,000 shares of the preferred stock which expires in March 2013. On February 5, 2013, the underwriters exercised their option for 151,500 shares providing additional net proceeds of approximately $3.7 million. We currently have $416.4 million available under the shelf registration.

On April 3, 2012, we issued an aggregate of 90,000 shares of fully vested common stock to the non-management members of the Board of Directors, as well as 6,255 shares of fully vested common stock to a former director who was also the corporate secretary, under the 2003 Stock Incentive Plan, as amended and restated in 2009 (the "Plan"), and recorded approximately $0.5 million to selling and administrative expense in our Consolidated Statement of Operations in 2012. On March 19, 2012, we issued 10,000 shares of fully vested common stock under the Plan to a director who is also an officer of the managing member of ACM, and accrued approximately $0.1 million to selling and administrative expense in our Consolidated Statement of Operations in 2012. On January 22, 2012, we issued 15,000 shares of fully vested common stock under the Plan to a director who was re-appointed to the Board of Directors on December 19, 2011, and accrued approximately $0.1 million to selling and administrative expense in our Consolidated Statement of Operations in 2011. In February 2013, the Board of Directors authorized the issuance of approximately 200,000 shares of restricted common stock under the Plan to certain employees of ours and ACM. The effective date of the grant will be February 28, 2013 and will vest over a two year period. One third of the shares will vest as of the date of grant, one third will vest in February 2014, and the remaining third will vest in February 2015.

In December 2011, the Board of Directors authorized a stock repurchase plan that enabled us to buy up to 0.5 million shares of our common stock beginning January 3, 2012. At management's discretion, shares could be acquired from time to time on the open market, through privately negotiated transactions or pursuant to a Rule 10b5-1 plan. A Rule 10b5-1 plan permits us to repurchase shares at times when we might otherwise be prevented from doing so. The program expired on July 3, 2012, as of which date we had repurchased a total 170,170 shares of our common stock under this stock repurchase plan at a total cost of $0.7 million and an average cost of $4.02 per share. In June 2011, the Board of Directors authorized a stock repurchase plan that enabled us to buy up to 1.5 million shares of our common stock. At management's discretion, shares could be acquired from time to time on the open market, through privately negotiated transactions or pursuant to a Rule 10b5-1 plan. As of December 31, 2011, we repurchased all of the 1.5 million shares of our common stock under this stock repurchase plan at a total cost of $5.7 million and an average cost of $3.83 per share.

Comparison of Results of Operations for Year Ended 2012 and 2011

The following table sets forth our results of operations for the years ended December 31, 2012 and 2011:

	Year Ended December 31,		Increase/(Decrease)	
	2012	2011	Amount	Percent
Interest income	$ 79,998,762	$ 73,867,556	$ 6,131,206	8%
Interest expense	40,866,832	51,651,933	(10,785,101)	(21)%
Net interest income	39,131,930	22,215,623	16,916,307	76%
Other revenue:				
Property operating income	30,173,754	23,359,492	6,814,262	29%
Other income	1,280,289	188,485	1,091,804	nm
Total other revenue	31,454,043	23,547,977	7,906,066	34%
Other expenses:				
Employee compensation and benefits	10,173,572	11,195,663	(1,022,091)	(9)%
Selling and administrative	7,882,914	7,325,801	557,113	8%
Property operating expenses	27,963,386	21,428,112	6,535,274	30%
Depreciation and amortization	5,794,013	5,090,498	703,515	14%
Provision for loan losses (net of recoveries)	22,946,396	38,542,888	(15,596,492)	(40)%
Loss on sale and restructuring of loans	—	5,710,000	(5,710,000)	(100)%
Management fee—related party	10,000,000	8,300,000	1,700,000	20%
Total other expenses	84,760,281	97,592,962	(12,832,681)	(13)%
Loss from continuing operations before gain on extinguishment of debt, (loss) income from equity affiliates and benefit from income taxes	(14,174,308)	(51,829,362)	37,655,054	(73)%
Gain on extinguishment of debt	30,459,023	10,878,218	19,580,805	180%
(Loss) income from equity affiliates	(697,856)	3,671,386	(4,369,242)	nm
Income (loss) before benefit from income taxes	15,586,859	(37,279,758)	52,866,617	nm
Benefit from income taxes	801,558	—	801,558	nm
Income (loss) from continuing operations	16,388,417	(37,279,758)	53,668,175	nm
Loss on impairment of real estate held-for-sale	—	(1,450,000)	1,450,000	(100)%
Gain on sale of real estate held-for-sale	3,953,455	—	3,953,455	nm
Income (loss) from operations of real estate held-for-sale	1,374,583	(1,366,299)	2,740,882	nm
Income (loss) from discontinued operations	5,328,038	(2,816,299)	8,144,337	nm
Net income (loss)	21,716,455	(40,096,057)	61,812,512	nm
Net income attributable to noncontrolling interest	215,567	215,656	(89)	nm
Net income (loss) attributable to Arbor Realty Trust, Inc.	$ 21,500,888	$(40,311,713)	$ 61,812,601	nm

nm—not meaningful

Net Interest Income

Interest income increased $6.1 million, or 8%, to $80.0 million in 2012 from $73.9 million in 2011. This increase was primarily due to an 8% increase in the average yield on assets from 4.60% in 2011 to 4.97% in 2012, due to higher interest rates on our net originations. Interest income from cash equivalents was $0.3 million in 2012 compared to $0.7 million in 2011.

Interest expense decreased $10.8 million, or 21%, to $40.9 million in 2012 from $51.7 million in 2011. The decrease was primarily due to a 19% decrease in the average cost of these borrowings from 3.97% for 2011 to 3.23% for 2012 primarily due to the maturity of certain of our interest rate swaps, resulting in a reduction of interest expense, as well as a $3.2 million non-cash charge recorded to interest expense in the second quarter of 2011 related to the amortization of a discount on a loan that was participated out to a subordinate lender. The decrease in interest expense was also due to a 3% decrease in the average balance of our debt facilities from $1.30 billion for 2011 to $1.26 billion for 2012. The decrease in the average balance was primarily due to a reduction in our CDO debt due to runoff and amortization and the repurchase of CDO notes, net of the addition of new financing facilities.

Other Revenue

Property operating income increased $6.8 million, or 29%, to $30.2 million in 2012 compared to $23.4 million in 2011. This was due to the operations of two real estate investments recorded as real estate owned during the first quarter of 2011, resulting in a partial first quarter of activity recorded in 2011 as compared to a full first quarter of activity recorded in 2012.

Other income increased $1.1 million to $1.3 million in 2012 from $0.2 million in 2011 primarily due to net interest income and the increase in fair value on our linked transactions as well as miscellaneous asset management fees on our loan and investment portfolio.

Other Expenses

Employee compensation and benefits expense decreased $1.0 million, or 9%, to $10.2 million in 2012 from $11.2 million in 2011. These expenses represent salaries and benefits for those employed by us during these periods. The decrease was primarily due to higher compensation expense related to the restructuring of certain of our loans and investments as well as stock-based compensation for certain of our employees in 2011.

Selling and administrative expense increased $0.6 million, or 8%, to $7.9 million in 2012 from $7.3 million in 2011. These costs include, but are not limited to, professional and consulting fees, marketing costs, insurance expense, travel and placement fees, director's fees, licensing fees, and stock-based compensation relating to our directors and certain employees of our manager. This increase was primarily due to a $1.0 million increase in professional fees and insurance, partially offset by $0.6 million of stock-based compensation recorded for the issuance of fully vested common stock to members of the Board of Directors during 2012 as compared to $1.0 million of stock-based compensation recorded for the issuance of fully vested common stock to certain employees of our manager and members of the Board of Directors during 2011.

Property operating expenses increased $6.5 million, or 30%, to $28.0 million in 2012 compared to $21.4 million in 2011. This was due to the operations of two real estate investments recorded as real estate owned during the first quarter of 2011, resulting in a partial first quarter of activity recorded in 2011 as compared to a full first quarter of activity recorded in 2012.

Depreciation and amortization expense increased $0.7 million, or 14%, to $5.8 million in 2012 compared to $5.1 million in 2011. This was due to depreciation expense associated with two real estate investments recorded as real estate owned during the first quarter of 2011, resulting in a partial first quarter of activity recorded in 2011 as compared to a full first quarter of activity recorded in 2012.

Provision for loan losses (net of recoveries) totaled $22.9 million for the year ended December 31, 2012, and $38.5 million for the year ended December 31, 2011. During the year ended December 31, 2012, we performed an evaluation of our loan portfolio and determined that the fair value of the underlying collateral securing eight impaired loans with an aggregate carrying value of $94.6 million was less than the net carrying value of the loans, resulting in us recording an additional $23.8 million provision for loan losses. We also recorded net recoveries of $0.9 million related to eight loans in our portfolio in 2012, which were recorded in provision for loan losses on the Consolidated Statement of Operations netting the provision to $22.9 million. At December 31, 2012 we had a total of 20 loans with an aggregate carrying value of $240.2 million, before loan loss reserves, for which impairment reserves have been recorded. During the year ended December 31, 2011, we performed an evaluation of our loan portfolio and determined that the fair value of the underlying collateral securing 11 impaired loans with an aggregate carrying value of $109.5 million was less than the net carrying value of the loans, resulting in us recording an additional $44.8 million provision for loan losses. We also recorded net recoveries of $6.3 million related to 12 loans in our portfolio in 2011, which were recorded in provision for loan losses on the Consolidated Statement of Operations netting the provision to $38.5 million. At December 31, 2011 we had a total of 24 loans with an aggregate carrying value of $285.0 million, before loan loss reserves, for which impairment reserves were recorded.

Loss on sale and restructuring of loans was $5.7 million for the year ended December 31, 2011 which represents $4.7 million from the sale of a $30.0 million portion of a $67.0 million loan to a third party for $25.3 million, as well as $1.0 million from the execution of a forbearance agreement in the first quarter of 2011 for a loan modified in the second quarter of 2011. There was no loss on sale and restructuring of loans for the year ended December 31, 2012.

Management fees increased $1.7 million, or 20%, to $10.0 million in 2012 from $8.3 million in 2011. These amounts represent compensation in the form of base management fees, on a cost reimbursement basis. The management agreement also provides for incentive management fees and success-based payments to be paid to our manager upon the completion of specified corporate objectives in addition to the standard base management fee. No incentive or success-based management fees were earned for the years ended December 31, 2012 and 2011. Refer to "Contractual Commitments—Management Agreement" below for further details including information related to our amended management agreement with ACM.

Gain on extinguishment of debt increased $19.6 million, or 180%, to $30.5 million in 2012 from $10.9 million in 2011. During the year ended December 31, 2012, we purchased, at a discount, $66.2 million of investment grade rated Class B, C, D, E, F, G and H notes originally issued by our CDO II and CDO III issuing entities from third party investors and recorded a net gain on early extinguishment of debt of $30.5 million. During the year ended December 31, 2011, we purchased, at a discount, $21.3 million of investment grade rated Class B, C, D, E and F notes originally issued by our three CDO issuing entities from third party investors and recorded a net gain on early extinguishment of debt of $10.9 million.

Loss from equity affiliates was $0.7 million and income from equity affiliates was $3.7 million in 2012 and 2011, respectively, primarily due to a $3.9 million gain recognized on the sale of an interest in a property held by one of our equity affiliates, net of $0.3 million of losses from another of our equity affiliates recorded against the investment in 2011. (Loss) income from equity affiliates also reflects a portion of the loss and income from our equity affiliates.

Benefit from Income Taxes

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. As a REIT, we are generally not subject to federal income tax on our REIT—taxable income that we distribute to our stockholders, provided that we distribute at least 90% of our REIT—taxable income and meet certain other requirements. As of December 31, 2012 and 2011, we were in compliance with all REIT requirements and, therefore, have not recorded a provision for income taxes on our REIT—taxable income for the years ended December 31, 2012 and 2011 except for $0.4 million of federal alternative minimum tax and $0.2 million of estimated state income taxes incurred in those states that do not adopt the federal tax law that allows the Company to elect to defer income generated from certain debt extinguishment transactions, recorded in 2012.

Certain of our assets that produce non-qualifying income are owned by our taxable REIT subsidiaries, the income of which is subject to federal and state income taxes. During 2012, we recorded a $1.4 million refund of federal income taxes paid by a taxable REIT subsidiary in a prior year, which was received in 2012. During the years ended December 31, 2012 and 2011, we did not record any provision for income taxes from these taxable REIT subsidiaries.

Income (loss) from Discontinued Operations

During the fourth quarter of 2012, one of the real estate investments in a portfolio of hotel properties was sold to a third party for $2.4 million and we recorded a gain on sale of $0.5 million. As a result, property operating income and expenses, which netted to a loss of $0.1 million and income of less than $0.1 million for the years ended December 31, 2012 and 2011, respectively, were classified as discontinued operations.

During the fourth quarter of 2011, we entered into negotiations to sell one of our real estate owned investments to a third party at which time it was determined that the property met the held-for-sale requirements pursuant to the accounting guidance. As a result, this investment was reclassified from real estate owned to real estate held-for-sale at a value of $19.4 million and property operating income and expenses, which netted to income of $0.1 million and a loss of $0.7 million for the years ended December 31, 2012 and 2011, respectively, were classified as discontinued operations. In the first quarter of 2012, we sold the property and recorded a gain of $3.5 million.

During the third quarter of 2011, we entered into negotiations to sell another of our real estate owned investments to a third party at which time it was determined that the property met the held-for-sale requirements pursuant to the accounting guidance. As a result, this investment was reclassified from real estate owned to real estate held-for-sale at a value of $1.9 million, which was reduced to $1.2 million in the fourth quarter of 2011, and property operating income and expenses, which netted to income of $0.2 million and a loss of $0.7 million for the years ended December 31, 2012 and 2011, respectively, were classified as discontinued operations. We also recorded an impairment loss on real estate held-for-sale of $1.5 million for the year ended December 31, 2011 due to our determination of an impairment based on an analysis of indicators of value from the market participants. In the first quarter of 2012, we sold the property and recorded a gain of less than $0.1 million.

During the third quarter of 2009, we mutually agreed with a first mortgage lender to appoint a receiver to operate another of our real estate owned investments and we were working to assist in the transfer of title to the first mortgage lender. As a result we reclassified this investment from real estate owned to real estate held-for-sale at a fair value of $41.4 million. In the second quarter of 2012, we surrendered the property to the first mortgage lender in full satisfaction of a $41.4 million mortgage note payable and recorded income from discontinued operations of $1.2 million related to the reversal of accrued liabilities which were not incurred.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest totaled $0.2 million in 2012 and 2011, respectively, and represents the portion of income allocated to a third party's interest in a consolidated subsidiary, which holds an investment in operating partnership units that are accruing interest and dividend income, as well as a note payable that is accruing interest expense. See Note 8 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof.

Comparison of Results of Operations for Year Ended 2011 and 2010

The following table sets forth our results of operations for the years ended December 31, 2011 and 2010:

	Year Ended December 31,		Increase/(Decrease)	
	2011	2010	Amount	Percent
Interest income	$ 73,867,556	$ 95,487,325	$ (21,619,769)	(23)%
Interest expense	51,651,933	62,979,036	(11,327,103)	(18)%
Net interest income	22,215,623	32,508,289	(10,292,666)	(32)%
Other revenue:				
Property operating income	23,359,492	—	23,359,492	nm
Other income	188,485	1,069,454	(880,969)	(82)%
Total other revenue	23,547,977	1,069,454	22,478,523	nm
Other expenses:				
Employee compensation and benefits	11,195,663	8,059,364	3,136,299	39%
Selling and administrative	7,325,801	6,996,190	329,611	5%
Property operating expenses	21,428,112	—	21,428,112	nm
Depreciation and amortization	5,090,498	—	5,090,498	nm
Other-than-temporary impairment	—	7,004,800	(7,004,800)	(100)%
Provision for loan losses (net of recoveries)	38,542,888	82,811,753	(44,268,865)	(53)%
Loss on sale and restructuring of loans	5,710,000	7,214,481	(1,504,481)	(21)%
Management fee—related party	8,300,000	26,365,448	(18,065,448)	(69)%
Total other expenses	97,592,962	138,452,036	(40,859,074)	(30)%
Loss from continuing operations before gain on extinguishment of debt, loss on sale of securities, net, income (loss) from equity affiliates and provision for income taxes	(51,829,362)	(104,874,293)	53,044,931	(51)%
Gain on extinguishment of debt	10,878,218	229,321,130	(218,442,912)	(95)%
Loss on sale of securities, net	—	(6,989,583)	6,989,583	(100)%
Income (loss) from equity affiliates	3,671,386	(1,259,767)	4,931,153	nm
(Loss) income before provision for income taxes	(37,279,758)	116,197,487	(153,477,245)	nm
Provision for income taxes	—	(2,560,000)	2,560,000	(100)%
(Loss) income from continuing operations	(37,279,758)	113,637,487	(150,917,245)	nm
Loss on impairment of real estate held-for-sale	(1,450,000)	—	(1,450,000)	nm
Gain on sale of real estate held-for-sale	—	1,331,436	(1,331,436)	(100)%
Loss on operations of real estate held-for-sale	(1,366,299)	(1,842,969)	476,670	(26)%
Loss from discontinued operations	(2,816,299)	(511,533)	(2,304,766)	nm
Net (loss) income	(40,096,057)	113,125,954	(153,222,011)	nm
Net income attributable to noncontrolling interest	215,656	215,743	(87)	nm
Net (loss) income attributable to Arbor Realty Trust, Inc.	$(40,311,713)	$ 112,910,211	$(153,221,924)	nm

nm—not meaningful

Net Interest Income

Interest income decreased $21.6 million, or 23%, to $73.9 million in 2011 from $95.5 million in 2010. This decrease was primarily due to a 16% decrease in average loans and investments from $1.9 billion for 2010 to $1.6 billion for 2011 due to payoffs, paydowns, modifications and the reclassification of loans to real estate owned, as well as an 8% decrease in the average yield on assets from 4.98% in 2010 to 4.60% in 2011. This decrease in yield was the result of the suspension of interest on our non-performing loans and lower rates on refinanced and modified loans, along with a decrease in average LIBOR over the same period, partially offset by the reversal of $1.2 million of accrued exit fees in the first quarter of 2010. Interest income from cash equivalents decreased $0.1 million to $0.7 million in 2011 compared to $0.8 million in 2010 as a result of a decrease in interest rates from 2010 to 2011, net of an increase in average cash balances.

Interest expense decreased $11.3 million, or 18%, to $51.7 million in 2011 from $63.0 million in 2010. The decrease was primarily due to a 13% decrease in the average balance of our debt facilities from $1.5 billion for 2010 to $1.3 billion for 2011. The decrease in the average balance was primarily due to the closing on a discounted payoff agreement with Wachovia Bank in the second quarter of 2010 as well as the repayment of certain debt resulting from loan payoffs and paydowns and the transfer of assets into our CDO vehicles. The decrease in interest expense was also due to a 6% decrease in the average cost of these borrowings from 4.22% for 2010 to 3.97% for 2011 due to closing on the discounted payoff agreement with Wachovia Bank on June 30, 2010, which carried a higher rate of interest than our other debt financing. See "Liquidity and Capital Resources—Repurchase Agreements and Credit Facilities" below for further details. The decrease was also net of recording a $3.2 million non-cash charge in the second quarter of 2011 related to the amortization of a discount on a loan that was participated out to a subordinate lender.

Other Revenue

Property operating income was $23.4 million in 2011. This was due to the operations of two real estate investments recorded as real estate owned as of December 31, 2011. There was no such income in 2010.

Other income decreased $0.9 million, or 82%, to $0.2 million in 2011 from $1.1 million in 2010. This is primarily due to fees received in 2010 related to a loan that was classified as held-for-sale and was sold during the second quarter of 2010.

Other Expenses

Employee compensation and benefits expense increased $3.1 million, or 39%, to $11.2 million in 2011 from $8.1 million in 2010. These expenses represent salaries, benefits, incentive compensation, and stock-based compensation for those employed by us during these periods. The increase was primarily due to an increase in compensation expense as a result of the restructuring of certain of our loans and investments as well as stock-based compensation for certain of our employees in 2011.

Selling and administrative expense increased $0.3 million, or 5%, to $7.3 million in 2011 from $7.0 million in 2010. These costs include, but are not limited to, professional and consulting fees, marketing costs, insurance expense, travel and placement fees, director's fees, licensing fees, and stock-based compensation relating to our directors and certain employees of our manager. This increase was primarily due to grants of fully vested common stock awards to certain employees of our manager in the fourth quarter of 2011 and to our non-management directors in the third quarter of 2011, as compared to grants of fully vested common stock awards to our independent directors in the second quarter of 2010, net of a decrease in professional fees in 2011.

Property operating expenses were $21.4 million in 2011. This was due to the operations of two real estate investments recorded as real estate owned as of December 31, 2011. There were no such expenses in 2010.

Depreciation and amortization expense was $5.1 million in 2011. This was due to depreciation expense associated with two real estate investments recorded as real estate owned as of December 31, 2011. There was no such expense in 2010.

Other-than-temporary impairment charges of $7.0 million that were recorded during the year ended December 31, 2010 represent the recognition of additional impairments to the fair market value of our available-for-sale securities that were considered other-than-temporarily impaired. GAAP accounting guidance requires that investments are evaluated periodically to determine whether a decline in their value is other-than-temporary, though it is not intended to indicate a permanent decline in value. There were no other-than-temporary impairment charges for the year ended December 31, 2011. See Note 4 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof for further details.

Provision for loan losses (net of recoveries) totaled $38.5 million for the year ended December 31, 2011, and $82.8 million for the year ended December 31, 2010. During the year ended December 31, 2011, we performed an evaluation of our loan portfolio and determined that the fair value of the underlying collateral securing 11 impaired loans with an aggregate carrying value of $109.5 million was less than the net carrying value of the loans, resulting in us recording an additional $44.8 million provision for loan losses. We also recorded net recoveries of $6.3 million related to 12 loans in our portfolio in 2011, which were recorded in provision for loan losses on the Consolidated Statement of Operations netting the provision to $38.5 million. At December 31, 2011 we had an allowance for loan losses of $185.4 million relating to 24 loans with an aggregate carrying value, before loan loss reserves, of approximately $285.0 million. During the year ended December 31, 2010, we performed an evaluation of our loan portfolio and determined that the fair value of the underlying collateral securing 27 impaired loans with an aggregate carrying value of $455.4 million was less than the net carrying value of the loans, resulting in us recording an additional $100.9 million provision for loan losses. During the year ended December 31, 2010, we received $15.2 million in cash recoveries related to three loans which were previously fully reserved, as well as $2.9 million of recoveries related to two loans in which the underlying properties were sold and we provided financing to the new operators. These recoveries were recorded in provision for loan losses on the Consolidated Statement of Operations netting the provision to $82.8 million for the year ended December 31, 2010. At December 31, 2010, we had an allowance for loan losses of $205.5 million relating to 30 loans with an aggregate carrying value, before loan loss reserves, of approximately $530.6 million.

Loss on sale and restructuring of loans decreased $1.5 million, or 21%, to $5.7 million for the year ended December 31, 2011 from $7.2 million for the year ended December 31, 2010. The loss of $5.7 million for the year ended December 31, 2011 represents $4.7 million from the sale of a $30.0 million portion of a $67.0 million loan to a third party for $25.3 million, as well as $1.0 million from the execution of a forbearance agreement in the first quarter of 2011 for a loan modified in the second quarter of 2011. The loss of $7.2 million for the year ended December 31, 2010 represents $3.8 million for the write-down of four bridge loans, which includes $1.1 million of transaction costs incurred in modifying a loan and having it transferred to a new borrower, and $3.4 million for the settlement of six loans and investments.

Management fees decreased $18.1 million, or 69%, to $8.3 million in 2011 from $26.4 million in 2010 primarily due to an incentive management fee of $18.8 million incurred for the twelve month period ended December 31, 2010 as compared to no incentive management fee earned in 2011. As more fully described in "Liquidity and Capital Resources—Repurchase Agreements and Credit Facilities" below, on June 30, 2010, we closed on the discounted payoff agreement with Wachovia and retired all of our debt with Wachovia at the discount described. The gain recognized as a result of the completion of the retirement of the Wachovia debt was a significant contributor to an incentive fee for our manager in 2010. Management fees represent compensation in the form of base management fees, on a cost reimbursement basis, and incentive management fees as provided for in the management agreement with our manager. Our base management fees amounted to $8.3 million and $7.6 million for the years ended December 31, 2011 and 2010, respectively. The management agreement also provides for "success-based" payments to be paid to our manager upon the completion of specified corporate objectives in addition to the standard base management fee. No success-based management fees were earned for the years ended December 31, 2011 and 2010. Refer to "Contractual Commitments—Management Agreement" below for further details including information related to our amended management agreement with ACM.

Gain on extinguishment of debt decreased $218.4 million, or 95%, to $10.9 million in 2011 from $229.3 million in 2010. During the year ended December 31, 2011, we purchased, at a discount, $21.3 million of investment grade rated Class B, C, D, E and F notes originally issued by our three CDO issuing entities from third party investors and recorded a net gain on early extinguishment of debt of $10.9 million related to these transactions. On June 30, 2010 we closed on a discounted payoff agreement with Wachovia and in doing so, recorded a $158.4 million gain to our Consolidated Statement of Operations, net of $0.4 million of warrant expense and $0.6 million of other various expenses and commissions. Estimated state income taxes were approximately $0.9 million and were recorded in provision for income taxes resulting in a net gain of approximately $157.5 million. See "Liquidity and Capital Resources—Repurchase Agreements and Credit Facilities" below for further details. During the year ended December 31, 2010, we also purchased, at a discount, $67.7 million of investment grade rated Class A2, B, C, D, E, F and G notes originally issued by our three CDO issuing entities for a price of $22.8 million and recorded a net gain on extinguishment of debt of approximately $44.8 million related to these transactions. We also recorded a $26.3 million gain on the partial settlement of our junior subordinated notes in February 2010. See "Liquidity and Capital Resources—Junior Subordinated Notes" below for further details.

Loss on sale of securities, net was $7.0 million in 2010 as a result of selling three investment grade CDO bonds, with an aggregate face value of $44.7 million and an amortized cost of $40.4 million, for $29.9 million, resulting in a realized loss of $10.5 million, and four CMBS investments, with an aggregate face value of $21.5 million and an amortized cost of $17.4 million, for $20.9 million, resulting in a realized gain of $3.5 million. See Note 4 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof for a further description of these transactions. There were no gains or losses on sale of securities in 2011.

Income from equity affiliates was $3.7 million in 2011 and loss from equity affiliates was $1.3 million in 2010. Income from equity affiliates in 2011 includes a $3.9 million gain recognized on the sale of an interest in a property held by one of our equity affiliates, net of $0.3 million of losses from another of our equity affiliates recorded against the investment. Loss from equity affiliates in 2010 includes a $1.1 million impairment charge on an investment in an equity affiliate related to an office building that was considered other-than-temporarily impaired. GAAP accounting guidance requires that investments are evaluated periodically to determine whether a decline in their value is other-than-temporary, though it is not intended to indicate a permanent decline in value. Income and loss from equity affiliates also reflects a portion of the income and losses from our other equity affiliates. See Note 5 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof for further details.

Provision for Income Taxes

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. As a REIT, we are generally not subject to federal income tax on our REIT—taxable income that we distribute to our stockholders, provided that we distribute at least 90% of our REIT—taxable income and meet certain other requirements. As of December 31, 2011 and 2010, we were in compliance with all REIT requirements and, therefore, have not recorded a provision for federal income taxes on our REIT—taxable income for the years ended December 31, 2011 and 2010 with the exception of $0.9 million of estimated state taxes for the year ended December 31, 2010 incurred in those states that do not adopt the federal tax law that allows us to elect to defer income generated from certain debt extinguishment transactions, as well as recording a deferred tax provision of $1.7 million. While the gain on the Wachovia transaction results in taxable income, under current federal tax law, the gain and the tax on the gain have been deferred to future periods at our election. See Note 18 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof for further details.

Certain of our assets that produce non-qualifying income are owned by our taxable REIT subsidiaries, the income of which is subject to federal and state income taxes. During the years ended December 31, 2011 and 2010, we did not record any provision for income taxes from these taxable REIT subsidiaries.

Loss from Discontinued Operations

During the fourth quarter of 2012, one of the real estate investments in a portfolio of hotel properties was sold to a third party for $2.4 million and we recorded a gain on sale of $0.5 million. As a result, property operating income and expenses, which netted to a loss of $0.1 million and income of less than $0.1 million for the years ended December 31, 2012 and 2011, respectively, were classified as discontinued operations.

During the fourth quarter of 2011, we entered into negotiations to sell one of our real estate owned investments to a third party at which time it was determined that the property met the held-for-sale requirements pursuant to the accounting guidance. As a result, this investment was reclassified from real estate owned to real estate held-for-sale at a value of $19.4 million and property operating income and expenses, which netted to a loss of $0.7 million and $0.9 million for the years ended December 31, 2011 and 2010, respectively, were reclassified to discontinued operations. During the third quarter of 2011, we entered into negotiations to sell another of our real estate owned investments to a third party at which time it was determined that the property met the held-for-sale requirements pursuant to the accounting guidance. As a result, this investment was reclassified from real estate owned to real estate held-for-sale at a value of $1.9 million, which was reduced to $1.2 million in the fourth quarter of 2011, and property operating income and expenses, which netted to a loss of $0.7 million for the years ended December 31, 2011 and 2010, respectively, were reclassified to discontinued operations. Impairment loss on real estate held-for-sale of $1.5 million for the year ended December 31, 2011 resulted from our determination of impairment based on the analysis of one of our real estate owned investments in the second and fourth quarters of 2011. No such impairment loss was recorded for the year ended December 31, 2010. During the third quarter of 2010, we agreed to sell one of our real estate owned investments to a third party. As a result, this investment was reclassified from real estate owned to real estate held-for-sale at a fair value of $5.5 million and property operating income and expenses, which netted to a loss of $0.3 million for the year ended December 31, 2010, were reclassified to discontinued operations. In the fourth quarter of 2010, we sold the property and recorded a gain of $1.3 million.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest totaled $0.2 million in 2011 and 2010, respectively, representing the portion of income allocated to a third party's interest in a consolidated subsidiary, which holds an investment in operating partnership units that are accruing interest and dividend income, as well as a note payable that is accruing interest expense. See Note 8 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof.

Liquidity and Capital Resources

Sources of Liquidity

Liquidity is a measurement of the ability to meet potential cash requirements. Our short-term and long-term liquidity needs include ongoing commitments to repay borrowings, fund future loans and investments, fund additional cash collateral from potential declines in the value of a portion of our interest rate swaps, fund operating costs and distributions to our stockholders as well as other general business needs. Our primary sources of funds for liquidity consist of proceeds from equity offerings, debt facilities and cash flows from our operations. Our equity sources, depending on market conditions, consist of proceeds from capital market transactions including the issuance of common, convertible and/or preferred equity securities. Our debt facilities include the issuance of floating rate notes resulting from our CDOs and our new CLOs, the issuance of junior subordinated notes and borrowings under credit agreements. Net cash flows from operations include interest income from our loan and investment portfolio reduced by interest expense on our debt facilities, cash from other investments reduced by expenses, repayments of outstanding loans and investments and funds from junior loan participation arrangements.

We believe our existing sources of funds will be adequate for purposes of meeting our short-term and long-term liquidity needs. A majority of our loans and investments are financed under existing debt obligations and their credit status is continuously monitored; therefore, these loans and investments are expected to generate a generally stable return. Our ability to meet our long-term liquidity and capital resource requirements is subject to obtaining additional debt and equity financing. Any decision by our lenders and investors to enter into such transactions with us will depend upon a number of factors, such as our financial performance, compliance with the terms of our existing credit arrangements, industry or market trends, the general availability of and rates applicable to financing transactions, such lenders' and investors' resources and policies concerning the terms under which they make such capital commitments and the relative attractiveness of alternative investment or lending opportunities.

While we have been successful in obtaining proceeds from two equity offerings and an ATM offering, and from certain financing facilities to date, including our two CLOs, conditions in the capital and credit markets have and may continue to make certain forms of financing less attractive and, in certain cases, less available.

To maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our REIT—taxable income. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for operations. However, we believe that our capital resources and access to financing will provide us with financial flexibility and market responsiveness at levels sufficient to meet current and anticipated capital requirements.

Cash Flows

As of December 31, 2012 and 2011, we had cash and cash equivalents of $29.2 million and $55.2 million, respectively. The following table shows our cash flow components (in thousands):

	Twelve Months Ended December 31,	
	2012	2011
Net cash provided by / (used in) operating activities	$ 20,166	$ (390)
Net cash used in investing activities	(46,534)	(40,349)
Net cash provided by / (used in) financing activities	320	(5,149)
Net decrease in cash and cash equivalents	(26,048)	(45,888)
Cash and cash equivalents at beginning of period	55,237	101,125
Cash and cash equivalents at end of period	$ 29,189	$ 55,237

Our cash flows from operating activities increased by $20.6 million for the twelve months ended December 31, 2012 compared to the comparable period in 2011 primarily due to an $11.1 million cash payment of a related party payable in the first quarter of 2011, an $11.9 million increase in net income adjusted for noncash expenses, gains and losses and a $1.8 million increase in cash due to the change in other assets, net of a $5.0 million decrease in cash due to the change in other liabilities.

Cash flows from investing activities decreased by $6.2 million for the twelve months ended December 31, 2012 compared to the comparable period in 2011 primarily due to a $27.6 million decrease in the sale of loans, a $32.6 million increase in the purchase of investments, a $42.3 million increase in the origination of loans, a $4.2 million decrease in distributions from an equity affiliate, net of a $27.9 million increase in payoffs and paydowns, a $24.8 million increase in proceeds from the sale of real estate held-for-sale and a $49.4 million increase in principal collections on investments, as compared to 2011.

Cash flows from financing activities increased by $5.5 million for the twelve months ended December 31, 2012 compared to the comparable period in 2011 mainly due to $87.5 million in proceeds from the completion of a collateralized loan obligation, a $52.2 million increase in proceeds from repurchase agreements and credit facilities, net of paydowns, a $69.2 million increase in restricted cash, $36.7 million from the issuance of common stock and a $5.1 million decrease in the purchase of treasury stock, and is net of a $19.2 million increase in the repayment of a mortgage note payable—held-for-sale, a $94.5 million increase in the amortization of our CDO vehicles as well as the purchase of our own CDO bonds, an $103.5 million increase in the repayment of repurchase agreements and credit facilities, net payments of $10.7 million on financial instruments underlying linked transactions, the payment of common stock dividends of $8.0 million in 2012, a $7.8 million decrease in proceeds from collateralized debt obligations and a $2.1 million increase in the payment of deferred financing costs.

Equity Offerings

Our authorized capital provides for the issuance of up to 500 million shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share.

In June 2010, we filed a shelf registration statement on Form S-3 with the SEC under the 1933 Act with respect to an aggregate of $500.0 million of debt securities, common stock, preferred stock, depositary shares and warrants, that may be sold by us from time to time pursuant to Rule 415 of the 1933 Act. On June 23, 2010, the SEC declared this shelf registration statement effective.

In June 2012, we completed a public offering in which we sold 3,500,000 shares of our common stock for $5.40 per share, and received net proceeds of approximately $17.5 million after deducting the underwriting discount and other offering expenses. In October 2012, we completed another public offering in which we sold 3,500,000 shares of our common stock for $5.80 per share, and received net proceeds of approximately $19.2 million after deducting the underwriting discount and other offering expenses. We used the net proceeds from the offerings to make investments, to repurchase or pay liabilities and for general corporate purposes.

In December 2012, we entered into an ATM equity offering sales agreement with JMP Securities LLC ("JMP") whereby, in accordance with the terms of the agreement, from time to time we may issue and sell through JMP up to 6,000,000 shares of our common stock. Sales of the shares, if any, will be made by means of ordinary brokers' transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As of February 15, 2013, JMP has sold 787,700 shares for net proceeds of $5.5 million.

On February 1, 2013, we completed an underwritten public offering of 1.4 million shares of 8.25% Series A Cumulative Redeemable Preferred Stock generating net proceeds of approximately $33.6 million after deducting underwriting fees and estimated offering costs. In addition, the underwriters were granted an over-allotment option for 210,000 shares of the preferred stock which expires in March 2013. On February 5, 2013, the underwriters exercised their option for 151,500 shares providing additional net proceeds of approximately $3.7 million. We intend to use the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes. We currently have $416.4 million available under the shelf registration.

At December 31, 2012 and 2011, we had 31,249,225 and 24,298,140 common shares outstanding, respectively.

Debt Facilities

We also maintain liquidity through two repurchase agreements, three warehousing credit facilities, a revolving credit facility, a note payable and a junior loan participation with six different financial institutions or companies. In addition, we have issued three collateralized debt obligations or CDOs, one collateralized loan obligation or CLO and nine separate junior subordinated notes. London inter-bank offered rate, or LIBOR, refers to one-month LIBOR unless specifically stated. As of December 31, 2012, these facilities had aggregate borrowings of approximately $1.2 billion.

The following is a summary of our debt facilities as of December 31, 2012:

Debt Facilities	At December 31, 2012			
	Commitment	Debt Carrying Value	Available	Maturity Dates
Repurchase agreements and credit facilities. Interest is variable based on pricing over LIBOR and fixed	$ 130,661,619	$ 130,661,619	$ —	2013 - 2017
Collateralized debt obligations. Interest is variable based on pricing over three-month LIBOR(1)	812,452,845	812,452,845	—	2014
Collateralized loan obligation. Interest is variable based on pricing over three-month LIBOR(1)	87,500,000	87,500,000	—	2016
Junior subordinated notes. Interest is variable based on pricing over three-month LIBOR(2)	158,767,145	158,767,145	—	2034 - 2037
Notes payable. Interest is at a fixed rate and variable based on pricing over LIBOR	51,457,708	51,457,708	—	2013 - 2016
	$1,240,839,317	$1,240,839,317	$ —	

(1) Maturity dates represent the weighted average remaining maturity based on the underlying collateral as of December 31, 2012.

(2) Represents a total face amount of $175.9 million less a total deferred amount of $17.1 million.

These debt facilities are described in further detail in Note 7 of the "Notes to the Consolidated Financial Statements" set forth in Item 8 hereof.

Repurchase Agreements and Credit Facilities

During the year ended December 31, 2012, we financed the purchase of 17 RMBS investments with a repurchase agreement with a financial institution for a total of $54.7 million and paid down the total debt by $45.7 million due to principal paydowns received on the RMBS investments. During the year ended December 31, 2011, we financed the purchase of seven RMBS investments with this repurchase agreement for a total of $30.0 million and paid down the total debt by $3.9 million due to principal paydowns received on the RMBS investments. The total debt balance was $35.1 million and $26.1 million at December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, we also financed the purchase of six RMBS investments with this repurchase agreement for $10.1 million, which qualified as linked transactions, and paid down the debt by $3.4 million due to the principal paydowns received on the RMBS investments. The linked transactions are presented on a combined basis and reported in other assets on the Consolidated Balance Sheet. The facility generally finances between 60% and 90% of the value of each individual investment, has a rolling monthly term, and bears interest at a rate of 125 to 200 basis points over LIBOR. The facility also includes a minimum net worth covenant of $100.0 million.

In the second quarter of 2012, we financed the purchase of an RMBS investment with another repurchase agreement with a financial institution for a total of $0.8 million and paid down the debt by $0.1 million due to principal paydowns received on the RMBS investment in the fourth quarter of 2012. The total outstanding debt balance was $0.7 million at December 31, 2012. During the year ended December 31, 2012, we also financed the purchase of six RMBS investments with this repurchase agreement for $61.2 million, which qualified as linked transactions, and paid down the debt by

$3.3 million due to the principal paydowns received on the RMBS investments. The facility generally finances between 75% and 90% of the value of each investment, has a rolling monthly term, and bears interest at a rate of 165 to 185 basis points over LIBOR.

In July 2011, we entered into a two year, $50.0 million warehouse facility with a financial institution to finance first mortgage loans on multifamily properties. The facility bears interest at a rate of 275 basis points over LIBOR, required a 1% commitment fee upon closing, matures in July 2013 with a one year extension option that requires two 5% paydowns and has warehousing and non-use fees. The facility also has a maximum advance rate of 75% and contains several restrictions including full repayment of an advance if a loan becomes 60 days past due, is in default or is written down by us. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios. The facility also has a compensating balance requirement of $50.0 million to be maintained by us and our affiliates. At December 31, 2012, the outstanding balance of this facility was $50.0 million. In January 2013, we amended the facility, increasing the committed amount to $75.0 million and the facility was paid down to $0 as part of the issuance of a second CLO.

In December 2012, we entered into a $17.3 million warehouse facility with a financial institution to finance the first mortgage loan on a multifamily property. The facility bears interest at a rate of 275 basis points over LIBOR or Prime at our election, required a 1% commitment fee upon closing and matures in December 2017. The facility also has a maximum advance rate of 58%, which can be increased to 65% under certain specified conditions, and contains several restrictions including full repayment of an advance if the loan becomes 60 days past due, is in default or is written down by us. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios. At December 31, 2012, the outstanding balance of this facility was $17.3 million. In January 2013, the facility was repaid in full as part of the issuance of a second CLO.

In June 2012, we entered into a $12.6 million warehouse facility with a financial institution to finance the first mortgage loan on a multifamily property. The facility bears interest at a rate of 275 basis points over LIBOR or Prime at our election, required a 1% commitment fee upon closing, matures in December 2013 and has a non-use fee. The facility also has a maximum advance rate of 70%, which can be increased to 75% under certain specified conditions, and contains several restrictions including full repayment of an advance if the loan becomes 60 days past due, is in default or is written down by us. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios. At December 31, 2012, the outstanding balance of this facility was $12.6 million. In January 2013, the facility was repaid in full as part of the issuance of a second CLO.

In May 2012, we entered into a $15.0 million committed revolving line of credit with a one year term maturing in May 2013, which is secured by a portion of the bonds originally issued by our CDO entities that have been repurchased by us. This facility has a 1% commitment fee, a 1% non-use fee and pays interest at a fixed rate of 8% on any drawn portion of the line. The facility also includes a debt service coverage ratio requirement for the posting of collateral. At December 31, 2012, the outstanding balance of this facility was $15.0 million. In January 2013, we amended the facility, increasing the committed amount to $20.0 million and a fixed rate of interest of 8.5% on any drawn portion of the $20.0 million commitment. The amendment also includes a one year extension option upon maturity in May 2013 and requires a 1% commitment fee, a 1% non-use fee and pays interest at a fixed rate of 8.5% on any drawn portion of the line.

In February 2013, we entered into a one year, $50.0 million warehouse facility with a financial institution to finance first mortgage loans on multifamily properties. The facility bears interest at a rate of 250 basis points over LIBOR, requires a 12.5 basis point commitment fee upon closing, matures in February 2014, has warehousing and non-use fees and allows for an original warehousing period of up to 24 months with a one year extension option from the initial advance on an asset, subject to certain conditions. The facility also has a maximum advance rate of 75% and contains certain restrictions including partial prepayment of an advance if a loan becomes 90 days past due or in the process of foreclosure, subject to certain conditions. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios.

In the first quarter of 2010, we entered into an agreement with Wachovia whereby we could retire all of our $335.6 million of debt outstanding at the time the parties began to negotiate the agreement for a discounted payoff amount of $176.2 million, representing 52.5% of the face amount of the debt. The $335.6 million of indebtedness was comprised of $286.1 million of term debt and a $49.5 million working capital facility. Upon closing on the discounted payoff agreement on June 30, 2010, we recorded a $158.4 million gain to our Consolidated Statement of Operations, net of $0.4 million of stock warrant expense and $0.6 million of other various expenses and commissions. Estimated state income taxes were approximately $0.9 million and recorded in provision for income taxes resulting in a net gain of approximately $157.5 million. In June 2010, we entered into a new $26.0 million term financing agreement with a different financial institution collateralized by two multi-family loans. The maturity date of the facility was in December 2010 and the facility bore an Interest rate of LIBOR plus 500 basis points or Prime plus 500 basis points. We paid a 1% commitment fee upon closing. In October 2010, we repaid the $26.0 million facility. In July 2009, we had amended and restructured our term credit agreements, revolving credit agreement and working capital facility (the "Amended Agreements") with Wachovia. Pursuant to the Amended Agreements, the interest rate for the term loan facility was changed to LIBOR plus 350 basis points from LIBOR plus approximately 200 basis points and the interest rate on the working capital facility was changed to LIBOR plus 800 basis points from LIBOR plus 500 basis points. We had also agreed to pay a commitment fee of 1.00% payable over three years and issued Wachovia 1.0 million warrants at an average strike price of $4.00. All of the warrants expire on July 23, 2015 and no warrants have been exercised to date. The warrants were valued at approximately $0.6 million upon issuance using the Black-Scholes method and were partially amortized into interest expense in the Company's Consolidated Statement of Operations as of the second quarter of 2010. The remaining portion totaling $0.4 million was expensed as part of the Wachovia discounted payoff gain described above.

CDOs

We completed the formation of three separate CDO entities since 2005 by issuing to third party investors, tranches of investment grade collateralized debt obligations through newly-formed wholly-owned subsidiaries (the "Issuers"). The Issuers hold assets, consisting primarily of real-estate related assets and cash which serve as collateral for the CDOs. The assets pledged as collateral for the CDOs were contributed from our portfolio of assets. By contributing these real estate assets to the various CDOs, these transactions resulted in a decreased cost of funds relating to the corresponding CDO assets and created capacity in our debt facilities.

The Issuers issued tranches of investment grade floating-rate notes of approximately $305.0 million, $356.0 million and $447.5 million for CDO I, CDO II and CDO III, respectively. CDO III also has a $100.0 million revolving note which was not drawn upon at the time of issuance. The revolving note facility has a commitment fee of 0.22% per annum on the undrawn portion of the facility. The tranches were issued with floating rate coupons based on three-month LIBOR plus pricing of 0.44% - 0.77%. Proceeds from the sale of the investment grade tranches issued in CDO I, CDO II and CDO III of $267.0 million, $301.0 million and $317.1 million, respectively, were used to repay higher costing outstanding debt under our repurchase agreements and notes payable. The CDOs could be replenished with substitute collateral for loans that are repaid during the first four years for CDO I and the first five years for CDO II and CDO III, subject to certain customary provisions. Thereafter, the outstanding debt balance is reduced as loans are repaid. Proceeds from the repayment of assets which serve as collateral for the CDOs must be retained in its structure as restricted cash until such collateral can be replaced and therefore are not available to fund current cash needs. If such cash is not used to replenish collateral, it could have a negative impact on our anticipated returns. As of January 15, 2012, CDO III has reached the end of its replenishment period. Investor capital will be repaid quarterly from proceeds received from loan repayments held as collateral in accordance with the terms of the CDO. As of April 15, 2011, CDO II reached the end of its replenishment period and will no longer make quarterly amortization payments of $1.2 million to investors as a reduction of the CDO liability. As of April 15, 2009, CDO I reached the end of its replenishment period and will no longer make quarterly amortization payments of $2.0 million to investors. Investor capital will be repaid quarterly from proceeds received from loan repayments held as collateral in accordance with the terms of the CDO. Proceeds distributed will be recorded as a reduction of the CDO liability. Our CDO vehicles are VIEs for which we are the primary beneficiary and are consolidated in our Financial Statements.

During the year ended December 31, 2012, we purchased, at a discount, $66.2 million of investment grade rated Class B, C, D, E, F, G and H notes originally issued by our CDO II and CDO III issuing entities for a price of $35.8 million from third party investors and recorded a net gain on extinguishment of debt of $30.5 million from these transactions in our 2012 Consolidated Statement of Operations. In February 2013, we purchased, at a discount, a $7.1 million investment grade rated H note originally issued by our CDO III issuing entity for a price of $3.3 million from a third party investor and recorded a gain on extinguishment of debt of $3.8 million in the first quarter of 2013.

During the year ended December 31, 2011, we purchased, at a discount, $21.3 million of investment grade rated Class B, C, D, E and F notes originally issued by our three CDO issuing entities for a price of $10.4 million from third party investors and recorded a net gain on extinguishment of debt of $10.9 million from these transactions in our 2011 Consolidated Statement of Operations.

During the year ended December 31, 2010, we purchased, at a discount, $67.7 million of investment grade rated Class A2, B, C, D, E, F and G notes originally issued by our three CDO issuing entities for a price of $22.8 million from third party investors except for a $15.0 million Class B note which was purchased from our manager, ACM, for a price of approximately $6.2 million. In 2010, ACM purchased this note from a third party investor for approximately $6.2 million. We recorded a net gain on extinguishment of debt of $44.8 million from these transactions in our 2010 Consolidated Statements of Operations.

In 2010, we re-issued our own CDO bonds we had acquired throughout 2009 with an aggregate face amount of $42.8 million, as well as CDO bonds from other issuers acquired in the second quarter of 2008 with an aggregate face amount of $25.0 million and a carrying value of $0.4 million, and $10.5 million in cash, as part of an exchange for the retirement of $114.1 million of our junior subordinated notes. The transaction resulted in the recording of $65.2 million of additional CDO debt, of which $42.3 million represents the portion of our CDO bonds that were exchanged and $22.9 million represents the estimated interest due on the reissued bonds through their maturity, of which $20.8 million remains at December 31, 2012. See "Liquidity and Capital Resources—Junior Subordinated Notes" below.

The following table sets forth the face amount and gain on extinguishment of our CDO bonds repurchased in the following periods by bond class:

	For the Year Ended December 31,					
	2012		2011		2010	
Class:	Face Amount	Gain	Face Amount	Gain	Face Amount	Gain
A2	$ —	$ —	$ —	$ —	$ 7,375,000	$ 4,683,125
B	13,000,000	4,615,000	5,654,540	2,086,799	35,500,000	20,182,344
C	3,329,509	1,200,182	7,005,291	3,502,815	12,350,132	9,823,405
D	13,350,000	5,819,066	2,433,912	1,428,950	822,216	680,384
E	13,765,276	6,445,033	2,291,855	1,403,761	1,636,457	1,374,624
F	9,708,556	5,048,417	3,918,343	2,455,892	5,936,662	4,828,921
G	8,672,039	4,777,138	—	—	4,030,552	3,254,671
H	4,403,771	2,554,187	—	—	—	—
Total	$66,229,151	$30,459,023	$21,303,941	$10,878,217	$67,651,019	$44,827,474

At December 31, 2012, the outstanding note balance under CDO I, CDO II and CDO III was $139.9 million, $237.2 million and $435.4 million, respectively.

The following table outlines borrowings and the corresponding collateral under our collateralized debt obligations as of December 31, 2012:

	Debt		Collateral						
			Loans		Securities			Cash	
	Face Value	Carrying Value	Unpaid Principal(1)	Carrying Value(1)	Face Value	Carrying Value	Fair Value(2)	Restricted Cash(3)	Collateral At-Risk(4)
CDO I—Issued four investment grade tranches January 19, 2005. Reinvestment period through April 2009. Stated maturity date of February 2040. Interest is variable based on three-month LIBOR; the weighted average note rate was 3.28%	$133,994,136	$139,856,472	$ 299,881,599	$ 238,852,726	$ —	$ —	$ —	$ 1,036,155	$207,772,049
CDO II—Issued nine investment grade tranches January 11, 2006. Reinvestment period through April 2011. Stated maturity date of April 2038. Interest is variable based on three-month LIBOR; the weighted average note rate was 3.24%	231,186,301	237,209,429	395,266,909	345,919,525	10,000,000	1,100,000	1,100,000	470,952	188,271,174
CDO III—Issued ten investment grade tranches December 14, 2006. Reinvestment period through January 2012. Stated maturity date of January 2042. Interest is variable based on three-month LIBOR; the weighted average note rate was 0.68%	426,458,233	435,386,944	515,403,735	485,235,214	—	—	—	24,819,361	244,697,945
Total CDOs	$791,638,670	$812,452,845	$1,210,552,243	$1,070,007,465	$10,000,000	$1,100,000	$1,100,000	$26,326,468	$640,741,168

The following table outlines borrowings and the corresponding collateral under our collateralized debt obligations as of December 31, 2011:

	Debt		Collateral						
			Loans		Securities			Cash	
	Face Value	Carrying Value	Unpaid Principal(1)	Carrying Value(1)	Face Value	Carrying Value	Fair Value(2)	Restricted Cash(3)	Collateral At-Risk(4)
CDO I—Issued four investment grade tranches January 19, 2005. Reinvestment period through April 2009. Stated maturity date of February 2040. Interest is variable based on three-month LIBOR; the weighted average note rate was 4.49%	$160,435,201	$ 166,513,982	$ 329,771,834	$ 267,636,713	$ 734,969	$ 742,602	$ 737,423	$ 22,136	$152,303,041
CDO II—Issued nine investment grade tranches January 11, 2006. Reinvestment period through April 2011. Stated maturity date of April 2038. Interest is variable based on three-month LIBOR; the weighted average note rate was 2.83%	285,827,267	292,073,302	443,418,527	380,782,546	10,000,000	2,000,000	2,000,000	17,136,397	131,932,659
CDO III—Issued ten investment grade tranches December 14, 2006. Reinvestment period through January 2012. Stated maturity date of January 2042. Interest is variable based on three-month LIBOR; the weighted average note rate was 1.24%	534,791,657	544,028,109	579,343,579	531,123,295	—	—	—	24,795,495	171,427,137
Total CDOs	$981,054,125	$1,002,615,393	$1,352,533,940	$1,179,542,554	$10,734,969	$2,742,602	$2,737,423	$41,954,028	$455,662,837

(1) Amounts include loans to real estate assets consolidated by us that were reclassified to real estate owned and held-for-sale, net on the Consolidated Financial Statements.

(2) The security with a fair value of $1,100,000 was rated CCC- at December 31, 2012 and 2011 by Standard & Poor's. The security with a fair value of $737,423 at December 31, 2011 was rated AAA at December 31, 2011 by Standard & Poor's.

(3) Represents restricted cash held for reinvestment and/or principal repayments in the CDOs. Does not include restricted cash related to interest payments, delayed fundings and expenses.

(4) Amounts represent the face value of collateral in default, as defined by the CDO indenture, as well as assets deemed to be "credit risk". Credit risk assets are reported by each of the CDOs and are generally defined as one that, in the CDO collateral manager's reasonable business judgment, has a significant risk of declining in credit quality or, with a passage of time, becoming a defaulted asset.

CLO

The following table outlines borrowings and the corresponding collateral under our collateralized loan obligation as of December 31, 2012:

	Debt		Collateral		
			Loans		Cash
	Face Value	Carrying Value	Unpaid Principal	Carrying Value	Restricted Cash
CLO—Issued two investment grade tranches September 24, 2012. Replacement period through September 2014. Stated maturity date of October 2022. Interest is variable based on three-month LIBOR; the weighted average note rate was 3.65%	$87,500,000	$87,500,000	$125,086,650	$124,525,103	$ —

On September 24, 2012, we completed our first collateralized loan obligation, or CLO, issuing to third party investors two tranches of investment grade collateralized loan obligations through a newly-formed wholly-owned subsidiaries, Arbor Realty Collateralized Loan Obligation 2012-1, Ltd. (the "Issuer") and Arbor Realty Collateralized Loan Obligation 2012-1, LLC (the "Co-Issuer" and together with the Issuer, the "Issuers"). Initially, the notes are secured by a portfolio of loan obligations with a face value of approximately $125.1 million, consisting primarily of bridge loans and a senior participation interest in a first mortgage loan that were contributed from our existing loan portfolio. The financing has a two-year replacement period that allows the principal proceeds and sale proceeds (if any) of the loan obligations to be reinvested in qualifying replacement loan obligations, subject to the satisfaction of certain conditions set forth in the indenture. Thereafter, the outstanding debt balance will be reduced as loans are repaid. The aggregate principal amounts of the two classes of notes were $75.0 million of Class A senior secured floating rate notes and $12.5 million of Class B secured floating rate notes. We retained a residual interest in the portfolio with a notional amount of $37.6 million. The notes have an initial weighted average interest rate of approximately 3.39% plus one-month LIBOR and interest payments on the notes are payable monthly, beginning on November 15, 2012, to and including October 15, 2022, the stated maturity date of the notes. We incurred approximately $2.3 million of issuance costs which is being amortized on a level yield basis over the average estimated life of the CLO. Including certain fees and costs, the weighted average note rate was 4.33% at December 31, 2012. We account for this transaction on our balance sheet as a financing facility. Our CLO is a VIE for which we are the primary beneficiary and is consolidated in our financial statements. The two investment grade tranches are treated as a secured financing, and are non-recourse to us.

On January 28, 2013, we completed our second CLO, issuing to third party investors two tranches of investment grade collateralized loan obligations through a newly-formed wholly-owned subsidiaries, Arbor Realty Collateralized Loan Obligation 2013-1, Ltd. (the "Issuer") and Arbor Realty Collateralized Loan Obligation 2013-1, LLC (the "Co-Issuer" and together with the Issuer, the "Issuers"). As of the CLO closing date, the notes are secured by a portfolio of loan obligations with a face value of approximately $210.0 million, consisting primarily of bridge loans that were contributed from our existing loan portfolio. The financing has a two-year replacement period that allows the principal proceeds and sale proceeds (if any) of the loan obligations to be reinvested in qualifying replacement loan obligations, subject to the satisfaction of certain conditions set forth in the indenture. Thereafter, the outstanding debt balance will be reduced as loans are repaid. The proceeds of the issuance of the securities also includes $50.0 million for the purpose of acquiring additional loan obligations for a period of up to 90 days from the closing date of the CLO, at which point it is expected that the Issuer will own loan obligations with a face value of approximately $260.0 million. The aggregate principal amounts of the two classes of notes were $156.0 million of Class A senior secured floating rate notes and $21.0 million of Class B secured floating rate notes. We retained a residual interest in the portfolio with a notional amount of approximately $83.0 million. The notes have an initial weighted average interest rate of approximately 2.36% plus one-month LIBOR and interest payments on the notes are payable monthly, beginning on March 15, 2013, to and including February 15, 2023, the stated maturity date of the notes. We incurred approximately $3.4 million of issuance costs which is being amortized on a level yield basis over the average estimated life of the CLO. Including certain fees and costs, the weighted average note rate is expected to be 3.03%. We expect to account for this transaction on our balance sheet as a financing facility.

Junior Subordinated Notes

The aggregate carrying value under the junior subordinated note facilities was $158.8 million at December 31, 2012 and $158.3 million at December 31, 2011. The current weighted average note rate was 3.08% and 0.50% at December 31, 2012 and 2011, respectively, however, based upon the accounting treatment for the restructuring mentioned below, the effective rate was 3.12% and 3.85% at December 31, 2012 and 2011, respectively.

In 2010, we retired $114.1 million of our junior subordinated notes, with a carrying value of $102.1 million in exchange for the re-issuance of our own CDO bonds we had acquired throughout

2009 with an aggregate face amount of $42.8 million, CDO bonds from other issuers acquired in the second quarter of 2008 with an aggregate face amount of $25.0 million and a carrying value of $0.4 million, and $10.5 million in cash. This transaction resulted in recording $65.2 million of additional CDO debt, of which $42.3 million represents the portion of our CDO bonds that were exchanged and $22.9 million represents the estimated interest due on the bonds through their maturity, a reduction to securities available-for-sale of $0.4 million representing the fair value of CDO bonds of other issuers, and a gain on extinguishment of debt of approximately $26.3 million, or $1.03 per basic and diluted common share, in the first quarter of 2010.

In 2009, we retired $265.8 million of our then outstanding trust preferred securities, primarily consisting of $258.4 million of junior subordinated notes issued to third party investors and $7.4 million of common equity issued to us in exchange for $289.4 million of newly issued unsecured junior subordinated notes, representing 112% of the original face amount. The notes bore a fixed interest rate of 0.50% per annum until March 31, 2012 or April 30, 2012 (the "Modification Period"). Thereafter, interest is to be paid at the rates set forth in the existing trust agreements until maturity, equal to a weighted average three month LIBOR plus 2.90%, which was reduced to 2.77% after the exchange in 2010 mentioned above. The 12% increase to the face amount due upon maturity, which had a balance of $17.1 million at December 31, 2012, is being amortized into interest expense over the life of the notes. We also paid transaction fees of approximately $1.3 million to the issuers of the junior subordinated notes related to this restructuring which is being amortized over the life of the notes.

During the Modification Period, we were permitted to make distributions of up to 100% of taxable income to common shareholders. We had agreed that such distributions would be paid in the form of our stock to the maximum extent permissible under the Internal Revenue Service rules and regulations in effect at the time of such distribution, with the balance payable in cash. This requirement regarding distributions in stock could have been terminated by us at any time, provided that we paid the note holders the original rate of interest from the time of such termination. The terms of the Modification Period expired in April 2012.

The junior subordinated notes are unsecured, have maturities of 25 to 28 years, pay interest quarterly at a fixed rate or floating rate of interest based on three-month LIBOR and, absent the occurrence of special events, were not redeemable during the first two years.

Notes Payable

At December 31, 2012, notes payable consisted of a note payable and a junior loan participation. The aggregate outstanding balance under these facilities was $51.5 million.

We have a $50.2 million non-recourse note payable at December 31, 2012 related to a prior year exchange of profits interest transaction. During 2008, we recorded a $49.5 million note payable related to the exchange of our Prime Outlets Member, LLC ("POM") profits interest for operating partnership units in Lightstone Value Plus REIT, L.P. The note was initially secured by our interest in POM, matures in July 2016 and bears interest at a fixed rate of 4.06% with payment deferred until the closing of the transaction. Upon the closing of the POM transaction in March 2009, the note balance was increased to $50.2 million and is secured by our investment in common and preferred operating partnership units in Lightstone Value Plus REIT, L.P.

In April 2011, we entered into a non-recourse junior loan participation in the amount of $32.0 million on a $50.0 million mezzanine loan. The loan was participated out to a subordinate lender at a discount and we received $28.8 million of proceeds. The subordinate lender received its proportionate share of the interest received from the loan which had a variable rate of LIBOR plus 4.35% and a maturity of July 2012. We also had the right to sell our $18.0 million senior participation to the subordinate lender, at face value, in the event of default or if the loan was not repaid by July 9, 2012. In May 2012, we sold the $50.0 million mezzanine loan to the same third party which relieved our

$32.0 million junior loan participation liability. In June 2011, we entered into a non-recourse junior loan participation in the amount of $2.0 million on an $11.8 million mezzanine loan. The participation had a 0% rate of interest and a maturity of August 2012. Upon maturity in August 2012, we were relieved of our $2.0 million junior loan participation liability. We have a junior loan participation with an outstanding balance at December 31, 2012 of $1.3 million on a $1.3 million bridge loan. Participations have a maturity date equal to the corresponding mortgage loan and are secured by the participant's interest in the mortgage loan. Interest expense is based on the portion of the interest received from the loan that is paid to the junior participant. Our obligation to pay interest on participations is based on the performance of the related loan.

Mortgage Note Payable—Real Estate Owned

During 2011, we assumed a $55.4 million interest-only first lien mortgage in connection with the acquisition of real property pursuant to bankruptcy proceedings for an entity in which we had a $29.8 million loan secured by a portfolio of multifamily assets (the "Multifamily Portfolio"). The real estate investment was classified as real estate owned in our Consolidated Balance Sheet in March 2011. The mortgage bears interest at a variable rate of one-month LIBOR plus 1.23% and has a maturity date of March 2014 with a one year and three month extension option. In June 2011, one of the properties in the Multifamily Portfolio was sold to a third party for $1.6 million and the proceeds were used to pay down the first lien mortgage. The outstanding balance of this mortgage was $53.8 million at December 31, 2012.

Mortgage Notes Payable—Held-For-Sale

During 2010, we assumed a $20.8 million interest-only first lien mortgage related to a deed in lieu of foreclosure agreement for an entity in which we had a $5.6 million junior participation loan secured by an apartment building. The real estate investment was originally classified as real estate owned and was reclassified as real estate held-for-sale in December 2011. The mortgage bore interest at a fixed rate of 6.23% and had a maturity date of December 2013 with a five year extension option. In March 2012, we sold the property to a third party and the first lien mortgage was paid off.

During 2008, we assumed a $41.4 million first lien mortgage related to the foreclosure of an entity in which we had a $5.0 million mezzanine loan. The real estate investment was originally classified as real estate owned and was reclassified as real estate held-for-sale at September 30, 2009. The mortgage bore interest at a fixed rate of 6.13% and had a maturity date of June 2012. In May 2012, we surrendered the property to the first mortgage lender in full satisfaction of the first lien mortgage.

Restrictive Covenants

Our debt facilities contain various financial covenants and restrictions, including minimum net worth, minimum liquidity and maximum debt balance requirements, as well as certain other debt service coverage ratios and debt to equity ratios. We were in compliance with all financial covenants and restrictions at December 31, 2012.

Our CDO and CLO vehicles contain interest coverage and asset over collateralization covenants that must be met as of the waterfall distribution date in order for us to receive such payments. If we fail these covenants in any of our CDOs or CLO, all cash flows from the applicable CDO or CLO would be diverted to repay principal and interest on the outstanding CDO or CLO bonds and we would not receive any residual payments until that CDO or CLO regained compliance with such tests. Our CDOs and CLO were in compliance with all such covenants as of December 31, 2012 as well as on the most recent determination date in January 2013. In the event of a breach of the CDO or CLO covenants that could not be cured in the near-term, we would be required to fund our non-CDO or non-CLO expenses, including management fees and employee costs, distributions required to maintain

REIT status, debt costs, and other expenses with (i) cash on hand, (ii) income from any CDO or CLO not in breach of a covenant test, (iii) income from real property and loan assets, (iv) sale of assets, (v) or accessing the equity or debt capital markets, if available. We have the right to cure covenant breaches which would resume normal residual payments to us by purchasing non-performing loans out of the CDOs or CLO. However, we may not have sufficient liquidity available to do so at such time.

The chart below is a summary of our CDO and CLO compliance tests as of the most recent determination date in January 2013:

Cash Flow Triggers	CDO I	CDO II	CDO III	CLO I
Overcollateralization(1)				
Current	172.73%	138.89%	105.90%	142.96%
Limit	145.00%	127.30%	105.60%	137.86%
Pass / Fail	Pass	Pass	Pass	Pass
Interest Coverage(2)				
Current	476.34%	453.78%	620.84%	257.78%
Limit	160.00%	147.30%	105.60%	120.00%
Pass / Fail	Pass	Pass	Pass	Pass

(1) The overcollateralization ratio divides the total principal balance of all collateral in the CDO and CLO by the total principal balance of the bonds associated with the applicable ratio. To the extent an asset is considered a defaulted security, the asset's principal balance for purposes of the overcollateralization test, is the lesser of the asset's market value or the principal balance of the defaulted asset multiplied by the asset's recovery rate which is determined by the rating agencies. Rating downgrades of CDO and CLO collateral will generally not have a direct impact on the principal balance of a CDO and CLO asset for purposes of calculating the CDO's and CLO overcollateralization test unless the rating downgrade is below a significantly low threshold (e.g. CCC-) as defined in each CDO and CLO vehicle.

(2) The interest coverage ratio divides interest income by interest expense for the classes senior to those retained by us.

The chart below is a summary of the Company's CDO and CLO overcollateralization ratios as of the following determination dates:

Determination Date	CDO I	CDO II	CDO III	CLO I
January 2013	172.73%	138.89%	105.90%	142.96%
October 2012	171.36%	138.59%	105.64%	—
July 2012	168.66%	144.75%	106.96%	—
April 2012	167.82%	142.39%	107.59%	—
January 2012	167.80%	139.51%	107.59%	—

The ratio will fluctuate based on the performance of the underlying assets, transfers of assets into the CDOs prior to the expiration of their respective replenishment dates, purchase or disposal of other investments, and loan payoffs. No payment due under the Junior Subordinated Indentures may be paid if there is a default under any senior debt and the senior lender has sent notice to the trustee. The Junior Subordinated Indentures are also cross-defaulted with each other.

Cash Flow From Operations

We continually monitor our cash position to determine the best use of funds to both maximize our return on funds and maintain an appropriate level of liquidity. Historically, in order to maximize the return on our funds, cash generated from operations has generally been used to temporarily pay down borrowings under credit facilities whose primary purpose is to fund our new loans and investments. Consequently, when making distributions in the past, we have borrowed the required funds by drawing on credit capacity available under our credit facilities. Since we have substantially reduced our short-term debt, we may have to maintain adequate liquidity from operations to make any future distributions.

Share Repurchase Plan

In December 2011, the Board of Directors authorized a stock repurchase plan that enabled us to buy up to 0.5 million shares of our common stock beginning January 3, 2012. At management's discretion, shares could be acquired from time to time on the open market, through privately negotiated transactions or pursuant to a Rule 10b5-1 plan. A Rule 10b5-1 plan permits us to repurchase shares at times when it might otherwise be prevented from doing so. The program expired on July 3, 2012, as of which date we repurchased a total of 170,170 shares of our common stock under this stock repurchase plan at a total cost of $0.7 million and an average cost of $4.02 per share. In June 2011, the Board of Directors authorized a stock repurchase plan that enabled us to buy up to 1.5 million shares of our common stock. At management's discretion, shares could be acquired from time to time on the open market, through privately negotiated transactions or pursuant to a Rule 10b5-1 plan. As of December 31, 2011, we repurchased all of the 1.5 million shares of our common stock under this stock repurchase plan at a total cost of $5.7 million and an average cost of $3.83 per share.

Contractual Commitments

As of December 31, 2012, we had the following material contractual obligations (dollars in thousands):

Contractual Obligations	Payments Due by Period(1)						
	2013	2014	2015	2016	2017	Thereafter	Total
Repurchase agreements and credit facilities	$113,362	$ —	$ —	$ —	$17,300	$ —	$ 130,662
Collateralized debt obligations(2)	189,245	272,551	101,396	156,476	8,158	84,627	812,453
Collateralized loan obligation(3)	—	5,600	45,053	20,200	16,647	—	87,500
Junior subordinated notes(4)	—	—	—	—	—	175,858	175,858
Notes payable	1,300	—	—	50,158	—	—	51,458
Mortgage note payable—real estate owned(6)	—	53,751	—	—	—	—	53,751
Outstanding unfunded commitments(6)	6,621	1,643	1,308	219	—	22	9,813
Totals	$310,528	$333,545	$147,757	$227,053	$42,105	$260,507	$1,321,495

(1) Represents principal amounts due based on contractual maturities. Does not include total projected interest payments on our debt obligations of $27.6 million in 2013, $22.8 million in 2014, $16.6 million in 2015, $11.2 million in 2016, $7.0 million in 2017 and $97.4 million thereafter based on current LIBOR rates.

(2) Comprised of $139.9 million of CDO I debt, $237.2 million of CDO II debt and $435.4 million of CDO III debt with a weighted average contractual maturity of 1.53, 1.98 and 1.93 years, respectively, as of December 31, 2012. The balance of estimated interest due through maturity on CDO bonds reissued in 2010, which is included in the carrying values of the CDOs, totaled $20.8 million at December 31, 2012. During the year ended December 31, 2012, we repurchased, at a discount, $66.2 million of investment grade notes originally issued by our CDO II and CDO III issuers and recorded a reduction of the outstanding debt balance of $66.2 million.

(3) Represents $87.5 million of CLO debt with a weighted average contractual maturity of 3.09 years as of December 31, 2012.

(4) Represents the face amount due upon maturity. The carrying value is $158.8 million, which is net of a deferred amount of $17.1 million at December 31, 2012.

(5) Represents a $55.4 million mortgage note payable with a contractual maturity in 2014, related to a real estate investment purchased out of bankruptcy in March 2011, which was paid down in the second quarter of 2011 and had a balance of $53.8 million at December 31, 2012.

(6) In accordance with certain loans and investments, we have outstanding unfunded commitments of $9.8 million as of December 31, 2012, that we are obligated to fund as the borrowers meet certain requirements. Specific requirements include, but are not limited to, property renovations, building construction, and building conversions based on criteria met by the borrower in accordance with the loan agreements. In relation to the $9.8 million outstanding balance at December 31, 2012, our restricted cash balance and CDO III revolver capacity contained approximately $6.5 million available to fund the portion of the unfunded commitments for loans financed by our CDO vehicles.

Off-Balance-Sheet Arrangements

At December 31, 2012, we did not have any off-balance-sheet arrangements.

Management Agreement

We, ARLP and Arbor Realty SR, Inc. have a management agreement with ACM, pursuant to which ACM provides certain services and we pay ACM a base management fee and under certain circumstances, an annual incentive fee.

The base management fee is an arrangement whereby we reimburse ACM for its actual costs incurred in managing our business based on the parties' agreement in advance on an annual budget with subsequent quarterly true-ups to actual costs. The 2012, 2011 and 2010 base management fees were $10.0 million, $8.3 million and $7.6 million, respectively, and the 2013 base management fee is estimated to be approximately $10.8 million. All origination fees on investments are now retained by us.

The incentive fee is calculated as (1) 25% of the amount by which (a) our funds from operations per share, adjusted for certain gains and losses including gains from the retirement and restructuring of debt and 60% of any loan loss reserve recoveries (spread over a three year period), exceeds (b) the product of (x) 9.5% per annum or the Ten Year U.S. Treasury Rate plus 3.5%, whichever is greater, and (y) the greater of $10.00 or the weighted average of book value of the net assets contributed by ACM to ARLP per ARLP partnership unit, the offering price per share of our common equity in the private offering on July 1, 2003 and subsequent offerings and the issue price per ARLP partnership unit for subsequent contributions to ARLP, multiplied by (2) the weighted average of our outstanding shares.

The minimum return, or incentive fee hurdle, to be reached before an incentive fee is earned, is a percentage applied on a per share basis to the greater of $10.00 or the average gross proceeds per share. In addition, 60% of any loan loss and other reserve recoveries are eligible to be included in the incentive fee calculation, which recoveries are spread over a three year period.

The management agreement also allows us to consider, from time to time, the payment of additional "success-based" fees to ACM for accomplishing certain specified corporate objectives; has a termination fee of $10.0 million; and is renewable automatically for successive one-year terms, unless terminated with six months prior written notice.

We incurred $10.0 million, $8.3 million and $7.6 million of base management fees for services rendered in 2012, 2011 and 2010, respectively. No "success-based" payments were made for the years ended December 31, 2012, 2011 and 2010.

The incentive fee is measured on an annual basis. However, when applicable, we will pay the annual incentive fee in quarterly installments, each within 60 days of the end of each fiscal quarter. The calculation of each installment is based on results for the twelve months ending on the last day of the fiscal quarter for which the installment is payable. These installments of the annual incentive fee are deemed to be an advance subject to potential reconciliation at the end of such fiscal year, and any overpayments are required to be repaid in accordance with the amended management agreement. Subject to the ownership limitations in our charter, at least 25% of this incentive fee is payable to our manager in shares of our common stock having a value equal to the average closing price per share for the last 20 days of the fiscal quarter for which the incentive fee is being paid. For the twelve month period ending December 31, 2010, ACM earned an incentive management fee of $18.8 million, which was included in due to related party as of December 31, 2010. As provided for in the management agreement, we offset the balance of a 2008 prepaid management fee receivable of $3.6 million as of December 31, 2010, and ACM elected to be paid the remaining incentive management fee in 666,927 shares of our common stock and $11.1 million in cash, which was subsequently remitted in 2011. For the years ended December 31, 2012 and 2011, ACM did not earn an incentive management fee.

As more fully described in "Liquidity and Capital Resources—Repurchase Agreements and Credit Facilities" above, on June 30, 2010, we closed on the discounted payoff agreement with Wachovia and retired all of our debt with Wachovia at the discount described. The successful completion of the retirement of the Wachovia debt was a significant contributor to an incentive fee for the manager in 2010 above. As indicated earlier, gains on the extinguishment of debt are included in the incentive fee calculation and the gain, net of fees, certain expenses, and taxes, attributable to the Wachovia transaction was $157.5 million.

Additionally, in 2007, ACM received an incentive fee installment totaling $19.0 million which was recorded as a prepaid management fee related to the incentive fee on $77.1 million of deferred revenue recognized on the transfer of control of the 450 West 33rd Street property, one of our equity affiliates.

The incentive fee is accrued as it is earned. The expense incurred for the incentive fee paid in common stock is determined using the valuation method described above and the quoted market price of our common stock on the last day of each quarter. At December 31 of each year, we remeasure the incentive fee paid to ACM in the form of common stock in accordance with current accounting guidance, which discusses how to determine the expense when certain terms are not known prior to the measurement date. Accordingly, any expense recorded for such common stock is adjusted to reflect the fair value of the common stock on the measurement date when the final calculation of the total incentive fee is determined. In the event that the incentive fee for the full year is an amount less than the total of the installment payments made to ACM for the year, ACM will refund the amount of such overpayment to us in cash regardless of whether such installments were paid in cash or common stock. In such a case, we would record a negative incentive fee expense in the quarter when such overpayment is determined.

Inflation

Changes in the general level of interest rates prevailing in the economy in response to changes in the rate of inflation generally have little effect on our income because the majority of our interest-earning assets and interest-bearing liabilities have floating rates of interest. However, the significant decline in interest rates in the past triggered LIBOR floors on certain of our variable rate interest-earning assets. This resulted in an increase in interest rate spreads on certain assets as the rates we pay on variable rate interest-bearing liabilities declined at a greater pace than the rates we earned on our variable rate interest-earning assets. The number of loans impacted by LIBOR floors have significantly decreased over this time as a majority of the loans with such floors were paid off, monetized, modified or restructured. Additionally, we have various fixed rate loans in our portfolio which are financed with variable rate LIBOR borrowings. In connection with these loans, we have entered into various interest swaps to hedge our exposure to the interest rate risk on our variable rate LIBOR borrowings as it relates to certain fixed rate loans in our portfolio. However, the value of our interest-earning assets, our ability to realize gains from the sale of assets, and the average life of our interest-earning assets, among other things, may be affected. See Item 7A—"Quantitative and Qualitative Disclosures about Market Risk."

Related Party Transactions

Due from related party was less than $0.1 million and $0.7 million at December 31, 2012 and 2011, respectively, and consisted primarily of escrows held by ACM and its affiliates related to real estate transactions.

At December 31, 2012, due to related party was $3.1 million and consisted primarily of base management fees due to ACM, which will be remitted by us in the first quarter of 2013. At December 31, 2011, due to related party was $2.7 million and consisted primarily of base management fees due to ACM, which were remitted by us in the first quarter of 2012.

In September 2012, we purchased, at par, a $5.1 million bridge loan from ACM. The loan was originated by ACM in May 2012 to a third party entity that acquired a multifamily property from

ACM. The loan bears interest at a rate of one-month LIBOR plus 5.25% with a LIBOR floor of 0.24% and has a maturity date of May 2015. Interest income recorded from this loan totaled approximately $0.1 million for the year ended December 31, 2012.

In December 2011, we completed a restructuring of a $67.6 million preferred equity loan on the Lexford Portfolio ("Lexford"), which is a portfolio of multi-family assets. We, along with a consortium of independent outside investors, made an additional preferred equity investment of $25.0 million in Lexford, of which we hold a $10.5 million interest, and Mr. Fred Weber, our Executive Vice President of Structured Finance, holds a $0.5 million interest, at December 31, 2012. The original preferred equity investment now bears a fixed rate of interest of 2.36%, revised from an original rate of LIBOR plus 5.00% (the loan was paying a modified rate of LIBOR plus 1.65% at the time of the new investment). The original preferred equity investment matures in June 2020. The new preferred equity investment has a fixed interest rate of 12% and also matures in June 2020. Interest income recorded from the preferred equity investment totaled approximately $1.3 million for the year ended December 31, 2012. We, along with the same outside investors, also made a $0.1 million equity investment into Lexford, of which we held a $44,000 noncontrolling interest, and do not have the power to control the significant activities of the entity. During the fourth quarter of 2011, we recorded losses from the entity against the equity investment, reducing the balance to zero. We record this investment under the equity method of accounting. In addition, under the terms of the restructuring, Lexford's first mortgage lender required a change of property manager for the underlying assets. The new management company is an affiliate of Mr. Ivan Kaufman, our chairman and chief executive officer, and has a contract with the new entity for 7.5 years and will be entitled to 4.75% of gross revenues of the underlying properties, along with the potential to share in the proceeds of a sale or refinancing of the debt should the management company remain engaged by the new entity at the time of such capital event. In the first quarter of 2012, Mr. Fred Weber invested $250,000 in the new management company and currently owns a 23.5% ownership interest. Mr. Ivan Kaufman and his affiliates currently own a 53.9% ownership interest.

During the second quarter of 2011, we originated a mortgage loan to a third party borrower secured by property purchased from ACM, our manager. The loan had an unpaid principal balance of $6.2 million, a maturity date of May 2014 and a variable interest rate of LIBOR plus 6.00%. Upon approving the transaction, the independent directors committee of the Board of Directors required us to sell the loan in 90 days and ACM agreed to guarantee the loan until it was sold. In the third quarter of 2011, the loan was sold to an affiliated entity of Mr. Ivan Kaufman for $6.2 million. Interest income recorded from this loan for the year ended December 31, 2011 was approximately $0.2 million.

During the second quarter of 2011, we originated a loan to a third party borrower for a portfolio of properties with an unpaid principal balance of $24.4 million as of December 31, 2012, of which, one property in the portfolio was previously financed with an $11.7 million loan that was purchased by ACM, our manager. The $11.7 million loan was repaid as part of the $24.4 million loan on the portfolio. The new loan had a variable interest rate of LIBOR plus 4.75% and was repaid in full in January 2013. Interest income recorded from this loan totaled approximately $1.7 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively.

During the first quarter of 2011, we originated four mortgage loans totaling $28.4 million to borrowers which were secured by property purchased from ACM, our manager, or its affiliate. Two of the loans totaling $22.4 million have maturity dates of March 2014 and a combined weighted average variable interest rate of 6.20% as of December 31, 2012 and were secured by the same property. The third was a $2.0 million bridge loan with a maturity date of February 2013 and an interest rate of one-month LIBOR plus 6.00%, which was paid off in the third quarter of 2012. The fourth was a $4.0 million bridge loan with a maturity date in April 2013 and an interest rate of one-month LIBOR plus 6.00%. Interest income recorded from these loans totaled approximately $1.9 million and $1.5 million for the years ended December 31, 2012 and 2011, respectively.

In October 2010, we purchased, at par, a $4.7 million bridge loan from ACM. The loan was originated by ACM in June 2010 to a joint venture that acquired a condo development property in Brooklyn, New York. The loan bore interest at a rate of one-month LIBOR plus 8% with a LIBOR floor of 0.5% and a LIBOR cap of 1.5% and had a maturity date of June 2012. In the second quarter of 2012, the loan matured and was paid off. In addition, ACM contributed $0.9 million for a 50% non-controlling interest in an entity, which owns 28% of this joint venture. In the third quarter of 2011, ACM sold its investment in this joint venture to an affiliated entity of Mr. Ivan Kaufman for $0.9 million. Interest income recorded from this loan totaled approximately $0.1 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively.

During the third quarter of 2010, we purchased a $15.0 million investment grade rated bond originally issued by our CDO II issuing entity for a price of $6.2 million from ACM who had purchased it from a third party investor in the third quarter of 2010 for $6.2 million, and recorded a gain on extinguishment of debt of approximately $8.9 million from this transaction.

In March 2010, an affiliated entity of Mr. Ivan Kaufman contributed $1.1 million for a 50% non-controlling interest in an entity, which owns 31% of a joint venture that acquired a condo development property in Brooklyn, New York. In addition, in March 2010, ACM originated a $3.0 million bridge loan to this joint venture. In May 2010, we purchased the loan at par. The loan was paid down $2.2 million in September 2010 and the remaining balance was paid off in October 2010. The loan bore interest at a rate of one-month LIBOR plus 10% and had a maturity date of March 2013. Interest income recorded from this loan for 2010 was approximately $0.1 million.

Other Related Party Transactions

We and our operating partnership have entered into a management agreement with ACM, as amended in August 2009, pursuant to which ACM has agreed to provide us with structured finance investment opportunities and loan servicing as well as other services necessary to operate our business. As discussed above in "Management Agreement," we have agreed to pay our manager a base management fee monthly, based on an annual budget, and an incentive management fee when earned.

Under the terms of the management agreement, ACM has also granted us a right of first refusal with respect to all structured finance investment opportunities in the multi-family and commercial real estate markets that are identified by ACM or its affiliates.

In addition, Mr. Kaufman has entered into a non-competition agreement with us pursuant to which he has agreed not to pursue structured finance investment opportunities in the multi-family and commercial real estate markets, except as approved by our Board of Directors.

We are dependent upon our manager, ACM, with whom we have a conflict of interest, to provide services to us that are vital to our operations. Our chairman, chief executive officer and president, Mr. Ivan Kaufman, is also the chief executive officer and president of our manager, and, our chief financial officer and treasurer, Mr. Paul Elenio, is the chief financial officer of our manager. In addition, Mr. Kaufman and his affiliated entities (the "Kaufman Entities") together beneficially own approximately 92% of the outstanding membership interests of ACM and certain of our employees and directors, also hold an ownership interest in ACM. Furthermore, one of our former directors is general counsel to ACM and another of our directors also serves as the trustee of one of the Kaufman Entities that holds a majority of the outstanding membership interests in ACM and co-trustee of another Kaufman Entity that owns an equity interest in our manager. ACM currently holds approximately 5.3 million of our common shares, representing approximately 17% of the voting power of our outstanding stock as of December 31, 2012. Our Board of Directors approved a resolution under our charter allowing Ivan Kaufman and ACM, (which Mr. Kaufman has a controlling equity interest in), to own more than the ownership interest limit of our common stock as stated in our charter as amended. In May 2012, our charter was amended to lower each of the general aggregate stock ownership limit and the general common stock ownership limit from 7% to 5% unless an exemption is granted by our Board of Directors.

We and our operating partnership have also entered into a services agreement with ACM pursuant to which our asset management group provides asset management services to ACM. In the event the services provided by our asset management group pursuant to the agreement exceed by more than 15% per quarter the level of activity anticipated by our Board of Directors, we will negotiate in good faith with our manager an adjustment to our manager's base management fee under the management agreement, to reflect the scope of the services, the quantity of serviced assets or the time required to be devoted to the services by our asset management group. See "Management Agreement" above.

Non-GAAP Financial Measures

Funds from Operations

We are presenting funds from operations ("FFO") because we believe it to be an important supplemental measure of our operating performance in that it is frequently used by analysts, investors and other parties in the evaluation of real estate investment trusts (REITs). The revised White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in April 2002 defines FFO as net income (loss) attributable to Arbor Realty Trust, Inc. (computed in accordance with generally accepted accounting principles in the United States ("GAAP")), excluding gains (losses) from sales of depreciated real properties, plus impairments of depreciated properties and real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We consider gains and losses on the sales of undepreciated real estate investments to be a normal part of our recurring operating activities in accordance with GAAP and should not be excluded when calculating FFO. In accordance with the revised white paper, losses from discontinued operations are not excluded when calculating FFO.

FFO is not intended to be an indication of our cash flow from operating activities (determined in accordance with GAAP) or a measure of our liquidity, nor is it entirely indicative of funding our cash needs, including our ability to make cash distributions. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

FFO for the years ended December 31, 2012, 2011 and 2010 are as follows:

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Net income (loss) attributable to Arbor Realty Trust, Inc.	$21,500,888	$(40,311,713)	$112,910,211
Subtract:			
Gain on sale of real estate held-for-sale	(3,953,455)	—	(1,331,436)
Add:			
Loss on impairment of real estate held-for-sale	—	1,450,000	
Depreciation—real estate owned and held-for-sale(1)	5,904,089	5,951,525	570,154
Depreciation—investment in equity affiliates	90,396	331,544	—
Funds from operations ("FFO")	$23,541,918	$(32,578,644)	$112,148,929
Diluted FFO per common share	$ 0.87	$ (1.30)	$ 4.36
Diluted weighted average shares outstanding	27,211,287	24,968,894	25,741,290

(1) Includes discontinued operations.

Adjusted Book Value

We believe that adjusted book value per share is an additional appropriate measure given the magnitude and the deferral structure of the 450 West 33rd Street transaction from 2007, as well as the changes in the fair value of certain derivative instruments. Adjusted book value per share currently reflects the future impact of the 450 West 33rd Street transaction on our financial condition as well as the evaluation of our operating results without the effects of unrealized losses from certain of our derivative instruments. We consider this non-GAAP financial measure to be an effective indicator of our financial performance for both us and our investors. We do not advocate that investors consider this non-GAAP financial measure in isolation from, or as a substitute for, financial measures prepared in accordance with GAAP. In addition, GAAP book value per share and adjusted book value per share calculations do not take into account any dilution from the potential exercise of the warrants issued to Wachovia as part of the 2009 debt restructuring.

GAAP book value per share and adjusted book value per share as of December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
GAAP Arbor Realty Trust, Inc. Stockholders' Equity	$229,329,349	$171,126,405	$204,415,381
Add: 450 West 33rd Street transaction—deferred revenue	77,123,133	77,123,133	77,123,133
Unrealized loss on derivative instruments	37,754,775	45,888,654	50,802,533
Subtract: 450 West 33rd Street transaction—prepaid management fee	(19,047,949)	(19,047,949)	(19,047,949)
Adjusted Arbor Realty Trust, Inc. Stockholders' Equity	$325,159,308	$275,090,243	$313,293,098
Adjusted book value per share	$ 10.41	$ 11.32	$ 12.64
GAAP book value per share	$ 7.34	$ 7.04	$ 8.25
Common shares outstanding	31,249,225	24,298,140	24,776,213

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and real estate values. The primary market risks that we are exposed to are real estate risk and interest rate risk.

Market Conditions

We are subject to market changes in the debt and secondary mortgage markets. These markets have experienced disruptions in the past, which have and may in the future have an adverse impact on our earnings and financial condition.

In general, credit markets have experienced difficulty over the past several years. However, of late, we have been able to access equity and debt markets through two equity offerings, an ATM offering, a preferred stock offering and the issuance of two CLOs. While there can be no assurance that we will continue to have access to the equity and debt markets, we will continue to pursue these and other available market opportunities as means to increase our liquidity and capital base.

Real Estate Risk

Commercial mortgage assets may be viewed as exposing an investor to greater risk of loss than residential mortgage assets since such assets are typically secured by larger loans to fewer obligors than residential mortgage assets. Multi-family and commercial property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, events such as natural disasters including hurricanes and earthquakes, acts of war and/or terrorism (such as the events of September 11, 2001) and others that may cause unanticipated and uninsured performance declines and/or losses to us or the owners and operators of the real estate securing our investment; national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, construction delays, construction cost, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs). In the event net operating income decreases, a borrower may have difficulty repaying our loans, which could result in losses to us. In addition, decreases in property values reducing the value of collateral, and a lack of liquidity in the market, could reduce the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses. Even when the net operating income is sufficient to cover the related property's debt service, there can be no assurance that this will continue to be the case in the future.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Our operating results will depend in large part on differences between the income from our loans and our borrowing costs. Most of our loans and borrowings are variable-rate instruments, based on LIBOR. The objective of this strategy is to minimize the impact of interest rate changes on our net interest income. In addition, we have various fixed rate loans in our portfolio, which are financed with variable rate LIBOR borrowings. We have entered into various interest swaps (as discussed below) to hedge our exposure to interest rate risk on our variable rate LIBOR borrowings as it relates to our fixed rate loans. Certain of these swaps are scheduled to mature on the original maturity dates of their corresponding loans. However, loans are sometimes extended and, consequently, do not pay off on their original maturity dates. If a loan is extended, whether it is through an existing extension option or a modification, our exposure to interest rate risk may be increased. In these instances, we could have a fixed rate loan in our portfolio financed with variable debt and, since the corresponding interest swap already matured, a portion of our debt is no longer protected against interest rate risk. Some of our loans and borrowings are subject to various interest rate floors. As a result, the impact of a change in interest rates may be different on our interest income than it is on our interest expense.

We utilize interest rate swaps to limit interest rate risk. Derivatives are used for hedging purposes rather than speculation. Also, in certain circumstances, we may finance the purchase of RMBS investments through a repurchase agreement with the same counterparty which may qualify as a linked transaction. If both transactions are entered into contemporaneously or in contemplation of each other, the transactions are presumed to be linked transactions unless certain criteria are met, and we account for the purchase of such securities and the repurchase agreement on a combined basis as a forward contract derivative. We do not enter into financial instruments for trading purposes.

One month LIBOR approximated 0.21% at December 31, 2012 and 0.30% at December 31, 2011.

Based on our loans, securities available-for-sale, securities held-to-maturity and liabilities as of December 31, 2012, and assuming the balances of these loans, securities and liabilities remain unchanged for the subsequent twelve months, a 0.25% increase in LIBOR would decrease our annual net income and cash flows by approximately $0.4 million. This is primarily due to a substantial portion of our portfolio having variable interest rates, partially offset by various interest rate floors that are in effect at a rate that is above a 0.25% increase in LIBOR which would limit the effect of a 0.25% increase, and increased expense on variable rate debt, partially offset by our interest rate swaps that effectively convert a portion of the variable rate LIBOR based debt, as it relates to certain fixed rate assets, to a fixed basis that is not subject to a 0.25% increase. Based on the loans, securities available-for-sale, securities held-to-maturity and liabilities as of December 31, 2012, and assuming the balances of these loans, securities and liabilities remain unchanged for the subsequent twelve months, a 0.25% decrease in LIBOR would increase our annual net income and cash flows by approximately $0.9 million. This is primarily due to our interest rate swaps that effectively converted a portion of the variable rate LIBOR based debt, as it relates to certain fixed rate assets, to a fixed basis that is not subject to a 0.25% decrease, partially offset by various interest rate floors which limit the effect of a decrease on interest income and decreased expense on variable rate debt.

Based on our loans, securities available-for-sale, securities held-to-maturity and liabilities as of December 31, 2011, and assuming the balances of these loans, securities and liabilities remain unchanged for the subsequent twelve months, a 0.25% increase in LIBOR would increase our annual net income and cash flows by approximately $0.3 million. This is primarily due to a substantial portion of our portfolio having variable interest rates, partially offset by various interest rate floors that are in effect at a rate that is above a 0.25% increase in LIBOR which would limit the effect of a 0.25% increase, and increased expense on variable rate debt, partially offset by our interest rate swaps that effectively convert a portion of the variable rate LIBOR based debt, as it relates to certain fixed rate assets, to a fixed basis that is not subject to a 0.25% increase. Based on the loans, securities available-for-sale, securities held-to-maturity and liabilities as of December 31, 2011, and assuming the balances of these loans, securities and liabilities remain unchanged for the subsequent twelve months, a 0.25% decrease in LIBOR would increase our annual net income and cash flows by approximately $0.1 million. This is primarily due to various interest rate floors which limit the effect of a decrease on interest income and decreased expense on variable rate debt, partially offset by our interest rate swaps that effectively converted a portion of the variable rate LIBOR based debt, as it relates to certain fixed rate assets, to a fixed basis that is not subject to a 0.25% decrease.

In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could adversely affect our liquidity and operating results. Further, such delinquencies or defaults could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

In connection with our CDOs described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we entered into interest rate swap agreements to hedge the exposure to the risk of changes in the difference between three-month LIBOR and one-month LIBOR interest rates. These interest rate swaps became necessary due to the investor's return being paid based on a three-month LIBOR index while the assets contributed to the CDOs are yielding interest based on a one-month LIBOR index.

We had eight of these interest rate swap agreements outstanding that had combined notional values of $603.5 million as of December 31, 2012 compared to nine of these interest rate swap agreements outstanding with combined notional values of $854.1 million as of December 31, 2011. The market value of these interest rate swaps is dependent upon existing market interest rates and swap spreads, which change over time. If there were a 25 basis point increase in forward interest rates as of December 31, 2012 and 2011, respectively, the value of these interest rate swaps would have decreased by approximately $0.1 million for both periods. If there were a 25 basis point decrease in forward interest rates as of December 31, 2012 and 2011, respectively, the value of these interest rate swaps would have increased by approximately $0.1 million for both periods.

We also have interest rate swap agreements outstanding to hedge current and outstanding LIBOR based debt relating to certain fixed rate loans within our portfolio. We had 14 of these interest rate swap agreements outstanding that had a combined notional value of $312.2 million as of December 31, 2012 compared to 24 interest rate swap agreements outstanding with combined notional values of $515.3 million as of December 31, 2011. The fair market value of these interest rate swaps is dependent upon existing market interest rates and swap spreads, which change over time. If there had been a 25 basis point increase in forward interest rates as of December 31, 2012 and 2011, respectively, the fair market value of these interest rate swaps would have increased by approximately $2.4 million and $3.3 million, respectively. If there were a 25 basis point decrease in forward interest rates as of December 31, 2012 and 2011, respectively, the fair market value of these interest rate swaps would have decreased by approximately $2.4 million and $3.3 million, respectively.

We also had two LIBOR Caps with a combined notional value of $79.3 million as of December 2012 and 2011. If there were a 25 basis point increase in forward interest rates as of December 31, 2012 and 2011, respectively, the value of the LIBOR Caps would have increased by less than $0.1 million for both periods. If there were a 25 basis point decrease in forward interest rates as of December 31, 2012 and 2011, respectively, the value of the LIBOR Caps would have decreased by less than $0.1 million for both periods.

We also had 12 forward contracts due to recording the purchase of 12 RMBS investments as linked transactions on a combined basis with the related repurchase financing, with a combined fair value of $10.8 million as of December 31, 2012. We had no forward contracts as of December 31, 2011. As of December 31, 2012, assuming the balances of the securities and liabilities remain unchanged for the subsequent twelve months, a 0.25% increase in LIBOR would decrease our annual net income and cash flows by approximately $0.2 million, and a 0.25% decrease in LIBOR would increase our annual net income and cash flows by approximately $0.1 million.

Certain of our interest rate swaps, which are designed to hedge interest rate risk associated with a portion of our loans and investments, could require the funding of additional cash collateral for changes in the market value of these swaps. Due to the prolonged volatility in the financial markets that began in 2007, the value of these interest rate swaps have declined substantially. As a result, at December 31, 2012 and 2011, we funded approximately $20.0 million and $21.9 million, respectively, in cash related to these swaps. If we continue to experience significant changes in the outlook of interest rates, these contracts could continue to decline in value, which would require additional cash to be funded. However, at maturity the value of these contracts return to par and all cash will be recovered. If we do not have available cash to meet these requirements, this could result in the early termination of these interest rate swaps, leaving us exposed to interest rate risk associated with these loans and investments, which could adversely impact our financial condition.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions with high credit ratings with which we and our affiliates may also have other financial relationships. As a result, we do not anticipate that any of these counterparties will fail to meet their obligations. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging strategies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Arbor Realty Trust, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Arbor Realty Trust, Inc. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
February 15, 2013

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
Assets:		
Cash and cash equivalents	$ 29,188,889	$ 55,236,479
Restricted cash (includes $41,537,212 and $65,357,993 from consolidated VIEs, respectively)	42,535,514	67,326,530
Loans and investments, net (includes $1,113,745,356 and $1,093,893,014 from consolidated VIEs, respectively)	1,325,667,053	1,302,440,660
Available-for-sale securities, at fair value (includes $1,100,000 and $2,000,000 from consolidated VIEs, respectively)	3,552,736	4,276,368
Securities held-to-maturity, net (includes $0 and $742,602 from consolidated VIEs, respectively)	42,986,980	29,942,108
Investment in equity affiliates	59,581,242	60,450,064
Real estate owned, net (includes $80,787,215 and $83,099,540 from consolidated VIEs, respectively)	124,148,199	128,397,612
Real estate held-for-sale, net (includes $0 and $2,550,000 from consolidated VIEs, respectively)	—	62,084,412
Due from related party (includes $0 and $1,217 from consolidated VIEs, respectively)	24,094	656,290
Prepaid management fee—related party	19,047,949	19,047,949
Other assets (includes $11,709,103 and $11,696,071 from consolidated VIEs, respectively)	55,148,624	46,855,858
Total assets	$1,701,881,280	$1,776,714,330
Liabilities and Equity:		
Repurchase agreements and credit facilities	$ 130,661,619	$ 76,105,000
Collateralized debt obligations (includes $812,452,845 and $1,002,615,393 from consolidated VIEs, respectively)	812,452,845	1,002,615,393
Collateralized loan obligation (includes $87,500,000 and $0 from consolidated VIEs, respectively)	87,500,000	—
Junior subordinated notes to subsidiary trust issuing preferred securities	158,767,145	158,261,468
Notes payable	51,457,708	85,457,708
Mortgage note payable—real estate owned	53,751,004	53,751,004
Mortgage notes payable—held-for-sale	—	62,190,000
Due to related party	3,084,627	2,728,819
Due to borrowers (includes $1,320,943 and $740,809 from consolidated VIEs, respectively)	23,056,640	2,825,636
Deferred revenue	77,123,133	77,123,133
Other liabilities (includes $22,013,896 and $27,839,757 from consolidated VIEs, respectively)	72,765,437	82,595,636
Total liabilities	1,470,620,158	1,603,653,797
Commitments and contingencies	—	—
Equity:		
Arbor Realty Trust, Inc. stockholders' equity:		
Preferred stock, $0.01 par value: 100,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value: 500,000,000 shares authorized; 33,899,992 shares issued, 31,249,225 shares outstanding at December 31, 2012 and 26,778,737 shares issued, 24,298,140 shares outstanding at December 31, 2011	339,000	267,787
Additional paid-in capital	493,211,222	455,994,695
Treasury stock, at cost—2,650,767 shares at December 31, 2012 and 2,480,597 shares at December 31, 2011	(17,100,916)	(16,416,152)
Accumulated deficit	(207,558,257)	(221,015,880)
Accumulated other comprehensive loss	(39,561,700)	(47,704,045)
Total Arbor Realty Trust, Inc. stockholders' equity	229,329,349	171,126,405
Noncontrolling interest in consolidated entity	1,931,773	1,934,128
Total equity	231,261,122	173,060,533
Total liabilities and equity	$1,701,881,280	$1,776,714,330

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2012	2011	2010
Interest income	$ 79,998,762	$ 73,867,556	$ 95,487,325
Interest expense	40,866,832	51,651,933	62,979,036
Net interest income	39,131,930	22,215,623	32,508,289
Other revenue:			
Property operating income	30,173,754	23,359,492	—
Other income	1,280,289	188,485	1,069,454
Total other revenue	31,454,043	23,547,977	1,069,454
Other expenses:			
Employee compensation and benefits	10,173,572	11,195,663	8,059,364
Selling and administrative	7,882,914	7,325,801	6,996,190
Property operating expenses	27,963,386	21,428,112	—
Depreciation and amortization	5,794,013	5,090,498	—
Other-than-temporary impairment	—	—	7,004,800
Provision for loan losses (net of recoveries)	22,946,396	38,542,888	82,811,753
Loss on sale and restructuring of loans	—	5,710,000	7,214,481
Management fee—related party	10,000,000	8,300,000	26,365,448
Total other expenses	84,760,281	97,592,962	138,452,036
Loss from continuing operations before, gain on extinguishment of debt, loss on sale of securities, net, (loss) income from equity affiliates and benefit (provision) for income taxes	(14,174,308)	(51,829,362)	(104,874,293)
Gain on extinguishment of debt	30,459,023	10,878,218	229,321,130
Loss on sale of securities, net	—	—	(6,989,583)
(Loss) income from equity affiliates	(697,856)	3,671,386	(1,259,767)
Income (loss) before benefit (provision) for income taxes	15,586,859	(37,279,758)	116,197,487
Benefit (provision) for income taxes	801,558	—	(2,560,000)
Income (loss) from continuing operations	16,388,417	(37,279,758)	113,637,487
Loss on impairment of real estate held-for-sale	—	(1,450,000)	—
Gain on sale of real estate held-for-sale	3,953,455	—	1,331,436
Income (loss) from operations of real estate held-for-sale	1,374,583	(1,366,299)	(1,842,969)
Income (loss) from discontinued operations	5,328,038	(2,816,299)	(511,533)
Net income (loss)	21,716,455	(40,096,057)	113,125,954
Net income attributable to noncontrolling interest	215,567	215,656	215,743
Net income (loss) attributable to Arbor Realty Trust, Inc.	$ 21,500,888	$(40,311,713)	$ 112,910,211
Basic earnings (loss) per common share:			
Income (loss) from continuing operations, net of noncontrolling interest	$ 0.60	$ (1.50)	$ 4.46
Income (loss) from discontinued operations	0.20	(0.11)	(0.02)
Net income (loss) attributable to Arbor Realty Trust, Inc.	$ 0.80	$ (1.61)	$ 4.44
Diluted earnings (loss) per common share:			
Income (loss) from continuing operations, net of noncontrolling interest	$ 0.59	$ (1.50)	$ 4.41
Income (loss) from discontinued operations	0.20	(0.11)	(0.02)
Net income (loss) attributable to Arbor Realty Trust, Inc.	$ 0.79	$ (1.61)	$ 4.39
Weighted average number of shares of common stock outstanding:			
Basic	26,956,938	24,968,894	25,424,481
Diluted	27,211,287	24,968,894	25,741,290

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$21,716,455	$(40,096,057)	$113,125,954
Unrealized (loss) gain on securities available-for-sale, net	(723,632)	1,000,000	117,579
Unrealized loss on derivative financial instruments, net	(7,698,630)	(20,698,621)	(32,904,534)
Reclassification of net realized loss on derivatives designated as cash flow hedges into earnings	16,564,607	27,163,893	30,948,743
Comprehensive income (loss)	29,858,800	(32,630,785)	111,287,742
Less:			
Comprehensive income attributable to noncontrolling interest	215,567	215,656	215,743
Comprehensive income (loss) attributable to Arbor Realty Trust, Inc.	$29,643,233	$(32,846,441)	$111,071,999

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Arbor Realty Trust, Inc. Stockholders' Equity	Non-controlling Interest	Total
Balance—December 31, 2009	25,666,810	$256,668	$450,376,782	(279,400)	$ (7,023,361)	$(293,585,378)	$(53,331,105)	$ 96,693,606	$1,940,364	$ 98,633,970
Acquisition of treasury stock				(701,197)	(3,646,224)			(3,646,224)		(3,646,224)
Stock-based compensation	90,000	900	309,600					310,500		310,500
Distributions—preferred stock of private REIT						(14,500)		(14,500)		(14,500)
Net income						112,910,211		112,910,211	215,743	113,125,954
Distribution to noncontrolling interest									(156,245)	(156,245)
Unrealized gain on securities available-for-sale							117,579	117,579		117,579
Unrealized loss on derivative financial instruments							(32,904,534)	(32,904,534)		(32,904,534)
Reclassification of net realized loss on derivatives designated as cash flow hedges into earnings							30,948,743	30,948,743		30,948,743
Balance—December 31, 2010	25,756,810	$257,568	$450,686,382	(980,597)	$(10,669,585)	$(180,689,667)	$(55,169,317)	$204,415,381	$1,999,862	$206,415,243
Issuance of common stock for management fee	666,927	6,669	3,968,213					3,974,882		3,974,882
Purchase of treasury stock				(1,500,000)	(5,746,567)			(5,746,567)		(5,746,567)
Stock-based compensation	355,000	3,550	1,340,100					1,343,650		1,343,650
Distributions—preferred stock of private REIT						(14,500)		(14,500)		(14,500)
Net (loss) income						(40,311,713)		(40,311,713)	215,656	(40,096,057)
Distribution to non-controlling interest									(281,390)	(281,390)
Unrealized gain on securities available-for-sale							1,000,000	1,000,000		1,000,000
Unrealized loss on derivative financial instruments							(20,698,621)	(20,698,621)		(20,698,621)
Reclassification of net realized loss on derivatives designated as cash flow hedges into earnings							27,163,893	27,163,893		27,163,893
Balance—December 31, 2011	26,778,737	$267,787	$455,994,695	(2,480,597)	$(16,416,152)	$(221,015,880)	$(47,704,045)	$171,126,405	$1,934,128	$173,060,533
Issuance of common stock	7,000,000	70,000	36,575,500					36,645,500		36,645,500
Purchase of treasury stock				(170,170)	(684,764)			(684,764)		(684,764)
Stock-based compensation	121,255	1,213	641,027					642,240		642,240
Distributions—common stock						(8,031,029)		(8,031,029)		(8,031,029)
Distributions—preferred stock of private REIT						(12,236)		(12,236)		(12,236)
Net income						21,500,888		21,500,888	215,567	21,716,455
Distribution to non-controlling interest									(217,922)	(217,922)
Unrealized loss on securities available-for-sale							(723,632)	(723,632)		(723,632)
Unrealized loss on derivative financial instruments, net							(7,698,630)	(7,698,630)		(7,698,630)
Reclassification of net realized loss on derivatives designated as cash flow hedges into earnings							16,564,607	16,564,607		16,564,607
Balance—December 31, 2012	33,899,992	$339,000	$493,211,222	(2,650,767)	$(17,100,916)	$(207,558,257)	$(39,561,700)	$229,329,349	$1,931,773	$231,261,122

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2012	2011	2010
Operating activities:			
Net income (loss)	$ 21,716,455	$ (40,096,057)	$ 113,125,954
Adjustments to reconcile net income (loss) to net cash provided by / (used in) operating activities:			
Depreciation and amortization	5,904,089	5,951,525	570,154
Stock-based compensation	578,190	1,407,700	310,500
Other-than-temporary impairment	—	—	7,004,800
Gain on sale of real estate held-for-sale	(3,953,455)	—	(1,331,436)
Reversal of liabilities related to discontinued operations	(1,175,120)	—	—
Impairment loss on real estate held-for-sale	—	1,450,000	—
Gain on extinguishment of debt	(30,459,023)	(10,878,218)	(229,321,130)
Loss on sale of securities	—	—	6,989,583
Provision for loan losses (net of recoveries)	22,946,396	38,542,888	82,811,753
Loss on sale and restructuring of loans	—	4,710,000	7,214,481
Amortization and accretion of interest, fees and intangible asset, net	1,634,410	10,167,955	8,093,907
Change in fair value of non-qualifying swaps	1,334,189	(246,284)	684,368
Incentive compensation to manager—related party	—	—	18,765,448
Deferred tax asset	—	—	1,710,000
Loss (income) from equity affiliates	697,856	(3,671,386)	1,259,767
Changes in operating assets and liabilities:			
Other assets	835,678	(964,199)	491,761
Distributions of operations from equity affiliates	97,863	96,991	67,628
Other liabilities	(1,633,474)	3,324,496	985,871
Change in restricted cash	970,235	576,447	—
Due to/from related party	671,762	(10,761,480)	942,194
Net cash provided by / (used in) operating activities	$ 20,166,051	$ (389,622)	$ 20,375,603
Investing activities:			
Loans and investments funded, originated and purchased, net	(261,875,190)	(219,608,438)	(33,098,973)
Payoffs and paydowns of loans and investments	185,675,195	157,753,440	182,727,203
Proceeds from sale of loans	17,945,000	45,590,400	39,500,000
Due to borrowers and reserves	(505,093)	(1,397,413)	(217,974)
Change in restricted cash	—	(1,050,000)	—
Deferred fees	3,062,425	2,860,067	527,898
Purchases of available-for-sale securities	—	—	(2,122,050)
Purchases of securities held-to-maturity, net	(69,041,570)	(36,464,628)	(4,481,719)
Principal collection on available-for-sale securities	—	—	172,267
Principal collection on securities held-to-maturity, net	55,895,146	6,515,800	99,499
Proceeds from sale of available-for-sale securities	—	—	36,308,162
Proceeds from sale of securities held-to-maturity, net	—	—	14,370,469
Investment in real estate, net	(4,206,576)	(1,388,695)	12,070
Proceeds from investments in real estate, net	—	1,497,278	—
Proceeds from sale of real estate, net	26,443,882	1,600,000	6,826,992
Contributions to equity affiliates	(257,505)	(793,500)	(2,720,040)
Distributions from equity affiliates	330,608	4,536,716	435,939
Net cash (used in) / provided by investing activities	$ (46,533,678)	$ (40,348,973)	$ 238,339,743
Financing activities:			
Proceeds from repurchase agreements, loan participations, credit facilities and notes payable	162,922,840	110,763,000	26,000,000
Payoffs and paydowns of repurchase agreements, notes payable and credit facilities	(108,366,221)	(4,848,997)	(192,010,077)
Payoff and paydown of mortgage notes payable	(20,750,000)	(1,600,000)	—
Payoff of junior subordinated notes to subsidiary trust issuing preferred securities	—	—	(10,500,122)
Proceeds from collateralized debt obligations	—	7,800,000	5,500,000
Proceeds from collateralized loan obligation	87,500,000	—	—
Payoffs and paydowns of collateralized debt obligations	(158,956,432)	(64,413,892)	(55,040,288)
Change in restricted cash	23,820,781	(45,425,223)	6,849,806
Payments on financial instruments underlying linked transactions	(91,346,499)	—	—
Receipts on financial instruments underlying linked transactions	80,645,124	—	—
Payments on margin calls to counterparties	(61,541,697)	(15,930,000)	(24,350,000)
Receipts on margin calls to counterparties	61,478,418	15,280,000	21,960,000
Purchases of treasury stock	(684,764)	(5,746,567)	—
Proceeds from issuance of common stock	39,200,000	—	—
Expenses paid on issuance of common stock	(2,520,616)	—	—
Distributions paid to noncontrolling interest	(217,922)	(281,390)	(156,245)
Distributions paid on common stock	(8,031,029)	—	—
Distributions paid on preferred stock of private REIT	(12,236)	(14,500)	(14,500)
Payment of deferred financing costs	(2,819,710)	(731,921)	(453,631)
Net cash provided by / (used in) financing activities	$ 320,037	$ (5,149,490)	$(222,215,057)

See Notes to Consolidated Financial Statements.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Year Ended December 31,		
	2012	2011	2010
Net (decrease) increase in cash and cash equivalents	$(26,047,590)	$(45,888,085)	$ 36,500,289
Cash and cash equivalents at beginning of period	55,236,479	101,124,564	64,624,275
Cash and cash equivalents at end of period	$ 29,188,889	$ 55,236,479	$101,124,564
Supplemental cash flow information:			
Cash used to pay interest	$ 38,566,933	$ 41,559,813	$ 51,625,067
Cash used for taxes	$ 1,159,076	$ 161,185	$ 930,153
Supplemental schedule of non-cash investing and financing activities:			
Transfer of real estate held-for-sale to first lien holder	$ 41,440,000	$ —	$ —
Release of mortgage note payable held-for-sale	$ 41,440,000	$ —	$ —
Satisfaction of participation loans	$ 34,000,000	$ —	$ —
Retirement of participation liabilities	$ 34,000,000	$ —	$ —
Loans transferred to real estate owned, net	$ —	$ 83,099,540	$ —
Investment in real estate, net	$ —	$ 55,351,004	$ 20,750,000
Assumption of mortgage notes payable—real estate owned	$ —	$ 55,351,004	$ 20,750,000
Issuance of common stock for management incentive fee	$ —	$ 3,974,882	$ —
Investment transferred to real estate held-for-sale, net	$ —	$ 22,094,412	$ 5,537,501
Acquisition of tangible asset through restructure of loan	$ —	$ 1,885,284	$ —
Extinguishment of notes payable	$ —	$ —	$159,417,756
Extinguishment of trust preferred securities	$ —	$ —	$102,110,610
Re-issuance of CDO debt	$ —	$ —	$ 42,304,391
Accrual of interest on reissued collateralized debt obligations	$ —	$ —	$ 22,941,851
Available-for-sale securities exchanged	$ —	$ —	$ 400,000
Investments transferred to available-for-sale securities, at fair value	$ —	$ —	$ 35,814,344
Unearned discounts recorded on restructured loans	$ —	$ —	$ 7,658,598
Repayment of due from related party through acquisition of treasury stock	$ —	$ —	$ 3,646,224
Repayment of due from related party through reduction of due to related party	$ —	$ —	$ 3,646,224

See Notes to Consolidated Financial Statements.

Note 1—Description of Business / Form of Ownership

Arbor Realty Trust, Inc. (the "Company") is a Maryland corporation that was formed in June 2003 to invest in a diversified portfolio of multi-family and commercial real estate related assets, primarily consisting of bridge loans, mezzanine loans, junior participating interests in first mortgage loans, and preferred and direct equity. The Company may also directly acquire real property and invest in real estate-related notes and certain mortgage-related securities. The Company conducts substantially all of its operations through its operating partnership, Arbor Realty Limited Partnership ("ARLP"), and ARLP's wholly-owned subsidiaries. The Company is externally managed and advised by Arbor Commercial Mortgage, LLC ("ACM").

The Company is organized and conducts its operations to qualify as a real estate investment trust ("REIT") for federal income tax purposes. A REIT is generally not subject to federal income tax on its REIT—taxable income that it distributes to its stockholders, provided that it distributes at least 90% of its REIT—taxable income and meets certain other requirements. Certain assets of the Company that produce non-qualifying income are owned by its taxable REIT subsidiaries, the income of which is subject to federal and state income taxes.

The Company's charter provides for the issuance of up to 500 million shares of common stock, with a par value of $0.01 per share, and 100 million shares of preferred stock, with a par value of $0.01 per share. The Company was incorporated in June 2003 and was initially capitalized through the sale of 67 shares of common stock for $1,005.

On July 1, 2003, ACM contributed $213.1 million of structured finance assets and $169.2 million of borrowings supported by $43.9 million of equity in exchange for a commensurate equity ownership in ARLP. In addition, certain employees of ACM were transferred to ARLP. At that time, these assets, liabilities and employees represented a substantial portion of ACM's structured finance business. The Company is externally managed and advised by ACM and pays ACM a management fee in accordance with a management agreement. ACM also sources originations, provides underwriting services, and services all structured finance assets on behalf of ARLP and its wholly owned subsidiaries.

On July 1, 2003, the Company completed a private equity offering of 1,610,000 units (including an overallotment option), each consisting of five shares of common stock and one warrant to purchase one share of common stock at $75.00 per unit. The Company sold 8,050,000 shares of common stock in the offering. Gross proceeds from the private equity offering totaled $120.2 million. Gross proceeds from the private equity offering combined with the concurrent equity contribution by ACM totaled approximately $164.1 million in equity capital. The Company paid and accrued offering expenses of $10.1 million resulting in Arbor Realty Trust, Inc. stockholders' equity and noncontrolling interest of $154.0 million as a result of the private placement.

In April 2004, the Company sold 6,750,000 shares of its common stock in a public offering at a price of $20.00 per share, for net proceeds of approximately $124.4 million after deducting the underwriting discount and other offering expenses. The Company used the proceeds to pay down its indebtedness. In May 2004, the underwriters exercised a portion of their over-allotment option, which resulted in the issuance of 524,200 additional shares. The Company received net proceeds of approximately $9.8 million after deducting the underwriting discount. In October 2004, ARLP received proceeds of approximately $9.4 million from the exercise of warrants for 629,345 operating partnership units. Additionally, in 2004 and 2005, the Company issued 973,354 and 282,776 shares of common

Note 1—Description of Business / Form of Ownership (Continued)

stock, respectively, from the exercise of warrants under its Warrant Agreement dated July 1, 2003 and received net proceeds of $12.9 million and $4.2 million, respectively.

In June 2007, the Company completed a public offering in which it sold 2,700,000 shares of its common stock registered for $27.65 per share, and received net proceeds of approximately $73.6 million after deducting the underwriting discount and the other offering expenses. The Company used the proceeds to pay down debt and finance its loan and investment portfolio.

In June 2008, the Company's external manager exercised its right to redeem its approximate 3.8 million operating partnership units in the Company's operating partnership for shares of the Company's common stock on a one-for-one basis. In addition, the special voting preferred shares paired with each operating partnership unit, pursuant to a pairing agreement, were redeemed simultaneously and cancelled by the Company.

In June 2010, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "1933 Act") with respect to an aggregate of $500.0 million of debt securities, common stock, preferred stock, depositary shares and warrants that may be sold by the Company from time to time pursuant to Rule 415 of the 1933 Act. On June 23, 2010, the SEC declared this shelf registration statement effective.

In June 2012, the Company completed a public offering in which it sold 3,500,000 shares of its common stock for $5.40 per share, and received net proceeds of approximately $17.5 million after deducting the underwriting discount and other offering expenses. The Company used the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes.

In October 2012, the Company completed another public offering in which it sold 3,500,000 shares of its common stock for $5.80 per share, and received net proceeds of approximately $19.2 million after deducting the underwriting discount and other offering expenses. The Company used the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes.

In December 2012, we entered into an "At-The-Market" ("ATM") equity offering sales agreement with JMP Securities LLC ("JMP") whereby, in accordance with the terms of the agreement, from time to time we may issue and sell through JMP up to 6,000,000 shares of our common stock. Sales of the shares, if any, will be made by means of ordinary brokers' transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As of February 15, 2013, JMP has sold 787,700 shares for net proceeds of $5.5 million.

On February 1, 2013, the Company completed an underwritten public offering of 1.4 million shares of 8.25% Series A Cumulative Redeemable Preferred Stock generating net proceeds of approximately $33.6 million after deducting underwriting fees and estimated offering costs. In addition, the underwriters were granted an over-allotment option for 210,000 shares of the preferred stock which expires in March 2013. On February 5, 2013, the underwriters exercised their option for 151,500 shares providing additional net proceeds of approximately $3.7 million. The Company intends to use the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes. The Company currently has $416.4 million available under its shelf registration.

Note 1—Description of Business / Form of Ownership (Continued)

The Company had 31,249,225 shares of common stock outstanding at December 31, 2012 and 24,298,140 shares of common stock outstanding at December 31, 2011.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and partnerships or other joint ventures in which the Company owns a voting interest of greater than 50 percent, and Variable Interest Entities ("VIEs") of which the Company is the primary beneficiary. VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is the party that (i) has the power to control the activities that most significantly impact the VIE's economic performance and (ii) has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Current accounting guidance requires the Company to present a) assets of a consolidated VIE that can be used only to settle obligations of the consolidated VIE, and b) liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. As a result of this guidance, the Company has separately disclosed parenthetically the assets and liabilities of its collateralized debt obligation ("CDO") and collateralized loan obligation ("CLO") subsidiaries on its Consolidated Balance Sheets. Entities in which the Company owns a voting interest of 20 percent to 50 percent are accounted for primarily under the equity method. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All significant inter-company transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification™, the authoritative reference for accounting principles generally acceptable in the United States ("GAAP"), requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Further, in connection with preparation of the Consolidated Financial Statements, the Company evaluated events subsequent to the balance sheet date of December 31, 2012 through the issuance of the Consolidated Financial Statements.

Certain prior year amounts have been reclassified to conform to current period presentation. During the fourth quarter of 2012, the Company sold a real estate investment that was part of a portfolio of hotel properties, resulting in a reclassification of the operating activity from property operating income and expenses to discontinued operations for all prior periods presented. During the third and fourth quarters of 2011, the Company reclassified two real estate investments from real estate owned to real estate held-for-sale, resulting in a reclassification of the operating activity from property operating income and expenses as well as impairment loss to discontinued operations for all prior periods presented. Also, comprehensive income (loss) has been presented in a separate Statement of

Note 2—Summary of Significant Accounting Policies (Continued)

Comprehensive Income (Loss) and is no longer presented on the Statement of Changes in Stockholders' Equity.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company places its cash and cash equivalents in high quality financial institutions. The consolidated account balances at each institution periodically exceed Federal Deposit Insurance Corporation (FDIC) insurance coverage and the Company believes that this risk is not significant.

Restricted Cash

At December 31, 2012 and 2011, the Company had restricted cash of $42.5 million and $67.3 million, respectively. Restricted cash primarily represents proceeds from loan repayments on deposit with the trustees for the Company's CDOs which will be used for principal repayments, unfunded loan commitments and interest payments received from loans. As of January 2012, all three of the CDOs have reached their replenishment dates and principal repayments are remitted quarterly to the bond holders and the Company in the month following the quarter. See Note 7—"Debt Obligations." The Company's real estate owned assets also had restricted cash balances totaling $1.0 million and $2.0 million as of December 31, 2012 and 2011, respectively, due to escrow requirements. See Note 6—"Real Estate Owned and Held-For-Sale."

Loans, Investments and Securities

At the time of purchase, the Company designates a security as available-for-sale, held-to-maturity, or trading depending on the Company's ability and intent to hold it to maturity. The Company does not have any securities designated as trading as of December 31, 2012. Securities available-for-sale are reported at fair value with the net unrealized gains or losses reported as a component of accumulated other comprehensive loss, while securities held-to-maturity are reported at amortized cost. Unrealized losses that are determined to be other-than-temporary are recognized in earnings up to their credit component. The determination of other-than-temporary impairment is a subjective process requiring judgments and assumptions. The process may include, but is not limited to, assessment of recent market events and prospects for near-term recovery, assessment of cash flows, internal review of the underlying assets securing the investments, credit of the issuer and the rating of the security, as well as the Company's ability and intent to hold the investment to maturity. Management closely monitors market conditions on which it bases such decisions.

The Company also assesses certain of its securities, other than those of high credit quality, to determine whether significant changes in estimated cash flows or unrealized losses on these securities, if any, reflect a decline in value which is other-than-temporary and, accordingly, should be written down to their fair value against earnings. On a quarterly basis, the Company reviews these changes in estimated cash flows, which could occur due to actual prepayment and credit loss experience, to determine if an other-than-temporary impairment is deemed to have occurred. The determination of other-than-temporary impairment is a subjective process requiring judgments and assumptions and is not necessarily intended to indicate a permanent decline in value. The Company calculates a revised

Note 2—Summary of Significant Accounting Policies (Continued)

yield based on the current amortized cost of the investment, including any other-than-temporary impairments recognized to date, and the revised yield is then applied prospectively to recognize interest income.

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and net of the allowance for loan losses when such loan or investment is deemed to be impaired. The Company invests in preferred equity interests that, in some cases, allow the Company to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. At the inception of each such investment, management must determine whether such investment should be accounted for as a loan, joint venture or as real estate. To date, management has determined that all such investments are properly accounted for and reported as loans.

From time to time, the Company may enter into an agreement to sell a loan. These loans are considered held-for-sale and are valued at the lower of the loan's carrying amount or fair value less costs to sell. For the sale of loans, recognition occurs when ownership passes to the buyer.

Impaired Loans, Allowance for Loan Losses, Loss on Sale and Restructuring of Loans and Charge-offs

The Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. The Company evaluates each loan in its portfolio on a quarterly basis. The Company's loans are individually specific and unique as it relates to product type, geographic location, and collateral type, as well as to the rights and remedies and the position in the capital structure the Company's loans and investments have in relation to the underlying collateral. The Company evaluates all of this information as well as general market trends related to specific classes of assets, collateral type and geographic locations, when determining the appropriate assumptions such as capitalization and market discount rates, as well as the borrower's operating income and cash flows, in estimating the value of the underlying collateral when determining if a loan is impaired. The Company utilizes internally developed valuation models and techniques primarily consisting of discounted cash flow and direct capitalization models in determining the fair value of the underlying collateral on an individual loan. The Company may also obtain a third party appraisal, which may value the collateral through an "as-is" or "stabilized value" methodology. Such appraisals may be used as an additional source of valuation information only and no adjustments are made to appraisals. Included in the evaluation of the capitalization and market discount rates, the Company considers not only assumptions specific to the collateral but also considers geographical and industry trends that could impact the collateral's value.

If upon completion of the valuation, the fair value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for loan losses. The allowance for each loan is maintained at a level that is believed to be adequate by management to absorb probable losses. The Company had an allowance for loan losses of $161.7 million at December 31, 2012 relating to 20 loans with an aggregate carrying value, before loan loss reserves, of approximately $240.2 million. At December 31, 2011, the Company had an allowance for loan losses of $185.4 million relating to 24 loans with an aggregate carrying value, before loan loss reserves, of approximately $285.0 million and at December 31, 2010, the

Note 2—Summary of Significant Accounting Policies (Continued)

Company had an allowance for loan losses of $205.5 million relating to 30 loans with an aggregate carrying value, before loan loss reserves, of approximately $530.6 million.

Loan terms may be modified if the Company determines that based on the individual circumstances of a loan and the underlying collateral, a modification would more likely increase the total recovery of the combined principal and interest from the loan. Any loan modification is predicated upon a goal of maximizing the collection of the loan. Typical triggers for a modification would include situations where the projected cash flow is insufficient to cover required debt service, when asset performance is lagging the initial projections, where there is a requirement for rebalancing, where there is an impending maturity of the loan, and where there is an actual loan default. Loan terms that have been modified have included, but are not limited to interest rate, maturity date and in certain cases, principal amount. Length and amounts of each modification have varied based on individual circumstances and are determined on a case by case basis. If the loan modification constitutes a concession whereas the Company does not receive ample consideration in return for the modification, and the borrower is experiencing financial difficulties and cannot repay the loan under the current terms, then the modification is considered by the Company to be a troubled debt restructuring. If the Company receives a benefit, either monetary or strategic, and the above criteria are not met, the modification is not considered to be a troubled debt restructuring. The Company records interest on modified loans on an accrual basis to the extent that the modified loan is contractually current.

Loss on restructured loans is recorded when the Company has granted a concession to the borrower in the form of principal forgiveness related to the payoff or the substitution or addition of a new debtor for the original borrower or when the Company incurs costs on behalf of the borrower related to the modification, payoff or the substitution or addition of a new debtor for the original borrower. When a loan is restructured, the Company records its investment at net realizable value, taking into account the cost of all concessions at the date of restructuring. The reduction in the recorded investment is recorded as a charge to the Consolidated Statement of Operations in the period in which the loan is restructured. In addition, a gain or loss may be recorded upon the sale of a loan to a third party as a charge to the Consolidated Statement of Operations in the period in which the loan was sold. No loss on sale and restructuring of loans was recorded during the year ended December 31, 2012. During the years ended December 31, 2011 and 2010, the Company recorded loss on sale and restructuring of loans of $5.7 million and $7.2 million, respectively.

Charge-offs to the allowance for loan losses occur when losses are confirmed through the receipt of cash or other consideration from the completion of a sale; when a modification or restructuring takes place in which the Company grants a concession to a borrower or agrees to a discount in full or partial satisfaction of the loan; when the Company takes ownership and control of the underlying collateral in full satisfaction of the loan; when loans are reclassified as other investments; or when significant collection efforts have ceased and it is highly likely that a loss has been realized. For the years ended December 31, 2012, 2011 and 2010, the Company recorded charge-offs to the allowance for loan losses of $46.6 million, $58.8 million and $194.9 million, respectively.

Note 2—Summary of Significant Accounting Policies (Continued)

Real Estate Owned and Held-For-Sale

Real estate owned, shown net of accumulated depreciation and impairment charges, is comprised of real property acquired by foreclosure or through partial or full settlement of mortgage debt. The real estate acquired is recorded at the estimated fair value at the time of acquisition.

Costs incurred in connection with the foreclosure of the properties collateralizing the real estate loans are expensed as incurred and costs subsequently incurred to extend the life or improve the assets subsequent to foreclosure are capitalized.

The Company allocates the purchase price of its operating properties to land, building, tenant improvements, deferred lease costs for the origination costs of the in-place leases, intangibles for the value of the above or below market leases at fair value and to any other identified intangible assets or liabilities. The Company finalizes its purchase price allocation on these assets within one year of the acquisition date. The Company amortizes the value allocated to the in-place leases over the remaining lease term. The value allocated to the above or below market leases are amortized over the remaining lease term as an adjustment to rental income.

Real estate assets, including assets acquired by foreclosure or through partial or full settlement of mortgage debt, that are operated for the production of income are depreciated using the straight-line method over their estimated useful lives. Ordinary repairs and maintenance which are not reimbursed by the tenants are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their estimated useful life.

The Company's properties are individually reviewed for impairment each quarter, if events or circumstances change indicating that the carrying amount of the assets may not be recoverable. The Company recognizes impairment if the undiscounted estimated cash flows to be generated by the assets are less than the carrying amount of those assets. Measurement of impairment is based upon the estimated fair value of the asset. Upon evaluating a property for impairment, many factors are considered, including estimated current and expected operating cash flows from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as an impairment charge at that time.

Real estate is classified as held-for-sale when management commits to a plan of sale, the asset is available for immediate sale, there is an active program to locate a buyer, and it is probable the sale will be completed within one year. Properties classified as held-for-sale are not depreciated and the results of their operations are shown in discontinued operations. Real estate assets that are expected to be disposed of are valued, on an individual asset basis, at the lower of their carrying amount or their fair value less costs to sell.

The Company recognizes sales of real estate properties upon closing. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized upon

Note 2—Summary of Significant Accounting Policies (Continued)

closing using the full accrual method when the collectability of the sale price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or in part until collectability of the sales price is reasonably assured and the earnings process is complete.

Revenue Recognition

Interest income—Interest income is recognized on the accrual basis as it is earned from loans, investments and securities. In certain instances, the borrower pays an additional amount of interest at the time the loan is closed, an origination fee, a prepayment fee and/or deferred interest upon maturity. In some cases, interest income may also include the amortization or accretion of premiums and discounts arising from the purchase or origination of the loan or security. This additional income, net of any direct loan origination costs incurred, is deferred and accreted into interest income on an effective yield or "interest" method adjusted for actual prepayment activity over the life of the related loan or security as a yield adjustment. Income recognition is suspended for loans when, in the opinion of management, a full recovery of all contractual principal is not probable. Income recognition is resumed when the loan becomes contractually current and performance is resumed. The Company records interest income on certain impaired loans to the extent cash is received, in which a loan loss reserve has been recorded, as the borrower continues to make interest payments. The Company recorded loan loss reserves related to these loans as it was deemed that full recovery of principal and interest was not probable.

Several of the Company's loans provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest and outstanding principal are ultimately collectible, based on the underlying collateral and operations of the asset. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

Given the transitional nature of some of the Company's real estate loans, the Company may require funds to be placed into an interest reserve, based on contractual requirements, to cover debt service costs. The Company will analyze these interest reserves on a periodic basis and determine if any additional interest reserves are needed. Recognition of income on loans with funded interest reserves are accounted for in the same manner as loans without funded interest reserves. The Company will not recognize any interest income on loans in which the borrower has failed to make the contractual interest payment due or has not replenished the interest reserve account. As of December 31, 2012, the Company had total interest reserves of $8.3 million on 40 loans with an aggregate unpaid principal balance of $475.6 million and had three non-performing loans with an aggregate unpaid principal balance of $38.4 million with a funded interest reserve of $0.1 million. Income from non-performing loans is generally recognized on a cash basis only to the extent it is received. Full income recognition will resume when the loan becomes contractually current and performance has recommenced.

Additionally, interest income is recorded when earned from equity participation interests, referred to as equity kickers. These equity kickers have the potential to generate additional revenues to the Company as a result of excess cash flow distributions and/or as appreciated properties are sold or refinanced. The Company did not record interest income from such investments for the years ended December 31, 2012, 2011 and 2010.

Note 2—Summary of Significant Accounting Policies (Continued)

Property operating income—Property operating income represents income associated with the operations of commercial real estate properties classified as real estate owned. The Company recognizes revenue for these activities when the fees are fixed or determinable, or are evidenced by an arrangement, collection is reasonably assured and the services under the arrangement have been provided. For the years ended December 31, 2012 and 2011, the Company recorded approximately $30.2 million and $23.4 million, respectively, of property operating income relating to its real estate owned properties. The Company did not have property operating income in 2010. As of December 31, 2012, the Company had two real estate owned properties, a portfolio of multifamily assets that was purchased by the Company out of bankruptcy and a portfolio of hotel assets that was transferred to the Company by the owner, a creditor trust. Both of these portfolios were acquired in the first quarter of 2011. Additionally, a real estate investment that was part of the portfolio of hotel properties was sold in 2012, and two real estate investments were reclassified from real estate owned to real estate held-for-sale in 2011, resulting in the reclassification of all of the operating activity from these properties from property operating income and expenses into discontinued operations for all prior periods. See Note 6—"Real Estate Owned and Held-For-Sale" for further details.

Other income—Other income represents net interest income and gains and losses recorded on the Company's linked transactions, as well as loan structuring, defeasance, and miscellaneous asset management fees associated with the Company's loans and investments portfolio. The Company recognizes these forms of income when the fees are fixed or determinable, are evidenced by an arrangement, collection is reasonably assured and the services under the arrangement have been provided.

Investment in Equity Affiliates

The Company invests in joint ventures that are formed to acquire, develop and/or sell real estate assets. These joint ventures are not majority owned or controlled by the Company, or are VIEs for which the Company is not the primary beneficiary, and are not consolidated in its financial statements. These investments are recorded under either the equity or cost method of accounting as deemed appropriate. The Company records its share of the net income and losses from the underlying properties of its equity method investments and any other-than-temporary impairment on these investments on a single line item in the Consolidated Statement of Operations as income or losses from equity affiliates.

Stock-Based Compensation

The Company has granted certain of its employees, directors, and employees of ACM, stock awards consisting of shares of the Company's common stock that vest immediately or annually over a multi-year period, subject to the recipient's continued service to the Company. The Company records stock-based compensation expense at the grant date fair value of the related stock-based award with subsequent remeasurement for any unvested shares granted to non-employees of the Company with such amounts expensed against earnings, at the grant date (for the portion that vests immediately) or ratably over the respective vesting periods. Dividends are paid on restricted stock as dividends are paid on shares of the Company's common stock whether or not they are vested. Stock-based compensation

Note 2—Summary of Significant Accounting Policies (Continued)

is disclosed in the Company's Consolidated Statements of Operations under "employee compensation and benefits" for employees and under "selling and administrative" expense for non-employees.

Income Taxes

The Company is organized and conducts its operations to qualify as a REIT and to comply with the provisions of the Internal Revenue Code with respect thereto. A REIT is generally not subject to federal income tax on taxable income which is distributed to its stockholders, provided that the Company distributes at least 90% of its taxable income and meets certain other requirements. Certain REIT income may be subject to state and local income taxes. The Company's assets or operations that would not otherwise comply with the REIT requirements, are owned or conducted by the Company's taxable REIT subsidiaries, the income of which is subject to federal and state income tax. Under current federal tax law, the income and any tax on or distribution requirements attributable to certain debt extinguishment transactions realized in 2009 and 2010 have been deferred to future periods at the Company's election.

Current accounting guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides clarity on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

Other Comprehensive Income / (Loss)

The Company divides comprehensive income or loss into net income (loss) and other comprehensive income (loss), which includes unrealized gains and losses on available-for-sale securities. In addition, to the extent the Company's derivative instruments qualify as hedges, net unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss). See "Derivatives and Hedging Activities" below. At December 31, 2012, accumulated other comprehensive loss was $39.6 million and consisted of $40.0 million of net unrealized losses on derivatives designated as cash flow hedges and a $0.4 million unrealized gain related to available-for-sale securities. At December 31, 2011, accumulated other comprehensive loss was $47.7 million and consisted of $48.8 million of net unrealized losses on derivatives designated as cash flow hedges and a $1.1 million unrealized gain related to available-for-sale securities.

Earnings (Loss) Per Share

The Company presents both basic and diluted earnings (loss) per share. Basic earnings (loss) per share excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower per share amount.

Note 2—Summary of Significant Accounting Policies (Continued)

Hedging Activities and Derivatives

Hedging Activities

The Company recognizes all derivatives as either assets or liabilities at fair value and these amounts are recorded in other assets or other liabilities in the Consolidated Balance Sheets. Additionally, the fair value adjustments will affect either accumulated other comprehensive income (loss) until the hedged item is recognized in earnings, or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The Company uses derivatives for hedging purposes rather than speculation. Fair values are approximated based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions.

Derivatives

The Company records all derivatives in the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

In the normal course of business, the Company may use a variety of derivative financial instruments to manage, or hedge, interest rate risk. These derivative financial instruments must be effective in reducing its interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income (loss) for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income (loss). In cases where a derivative financial instrument is terminated early, any gain or loss is generally amortized over the remaining life of the hedged item.

In certain circumstances, the Company may finance the purchase of Residential Mortgage Backed Securities ("RMBS") investments through a repurchase agreement with the same counterparty which may qualify as a linked transaction. If both transactions are entered into contemporaneously or in contemplation of each other, the transactions are presumed to be linked transactions unless certain criteria are met, and the Company accounts for the purchase of such securities and the repurchase

Note 2—Summary of Significant Accounting Policies (Continued)

agreement on a combined basis as a forward contract derivative at fair value which is reported in other assets on the Consolidated Balance Sheet with changes in the fair value of the assets and liabilities underlying linked transactions and associated interest income and expense reported in other income on the Consolidated Statement of Operations. The analysis of transactions under these rules requires management's judgment and experience. See Note 10—"Derivative Financial Instruments" for further details.

Variable Interest Entities

The Company has evaluated its loans and investments, mortgage related securities, investments in equity affiliates, junior subordinated notes, CDOs and its CLO, in order to determine if they qualify as VIEs or as variable interests in VIEs. This evaluation resulted in the Company determining that its bridge loans, junior participation loans, mezzanine loans, preferred equity investments, investments in equity affiliates, junior subordinated notes, CDOs, CLO, and investments in debt securities were potential VIEs or variable interests in VIEs. A VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that (i) has the power to control the activities that most significantly impact the VIE's economic performance and (ii) has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 9—"Variable Interest Entities" for further details.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued updated guidance on disclosure about offsetting assets and liabilities which amends U.S. GAAP to conform more to the disclosure requirements of International Financial Reporting Standards ("IFRS"). Under the updated guidance, an entity is required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope would include certain derivatives (including bifurcated embedded derivatives,) repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. This guidance is effective as of the first quarter of 2013 and the Company is currently evaluating the impact it may have on its financial disclosure.

In June 2011, the FASB issued updated guidance on comprehensive income which amends U.S. GAAP to conform to IFRS disclosure requirements. The amendment eliminates the option to present components of other comprehensive income as part of the Statement of Changes in Stockholders' Equity and requires a separate Statement of Comprehensive Income or two consecutive statements in the Statement of Operations and in a separate Statement of Comprehensive Income. This guidance was effective as of the first quarter of 2012, except for guidance on the disclosure of reclassification adjustments which was postponed for re-deliberation by the FASB, and early adoption was permitted. The Company early adopted the guidance in the fourth quarter of 2011, with the exception of the disclosure of reclassification adjustments postponed for re-deliberation by the FASB. As the guidance only amends existing disclosure requirements, its adoption did not have a material

Note 2—Summary of Significant Accounting Policies (Continued)

effect on the Company's Consolidated Financial Statements. In February 2013, the FASB issued updated guidance on the disclosure of reclassification adjustments. The updated guidance requires the Company to disclose, either on the face of the financial statements or in the notes to the financial statements, the financial statement effects on earnings from items that are reclassified out of other comprehensive income, by component. This guidance is effective as of the first quarter of 2013 and the Company is currently evaluating the impact it may have on its financial disclosure.

In May 2011, the FASB issued updated guidance on fair value measurement which amends U.S. GAAP to conform to IFRS measurement and disclosure requirements. The guidance amends certain fair value measurement principles and enhances disclosure requirements by requiring a description of the process for valuing items categorized as Level 3 in the fair value hierarchy, quantitative disclosure of unobservable inputs used to make these measurements and, in certain cases, the sensitivity of the measurements to changes in these inputs. This guidance was effective as of the first quarter of 2012, applied prospectively, and its adoption did not have a material effect on the Company's Consolidated Financial Statements.

In April 2011, the FASB issued updated guidance on the transfer of financial assets which primarily removes certain criteria from the consideration of effective control over assets subject to repurchase agreements when determining the recognition of a sale. The removal of these criteria will generally result in the assets transferred pursuant to the repurchase agreement being accounted for as a secured borrowing, with both the transferred asset and repurchase liability recorded on the transferor's balance sheet. This guidance was effective as of the first quarter of 2012, applied prospectively to transactions which occur subsequent to the effective date, and its adoption did not have a material effect on the Company's Consolidated Financial Statements.

Note 3—Loans and Investments

The following table sets forth the composition of the Company's loan and investment portfolio at December 31, 2012 and December 31, 2011:

	December 31, 2012	Percent of Total	Loan Count	Wtd. Avg. Pay Rate(1)	Wtd. Avg. Remaining Months to Maturity	First Dollar LTV Ratio(2)	Last Dollar LTV Ratio(3)
Bridge loans	$1,006,726,838	67%	83	4.87%	25.0	0%	75%
Mezzanine loans	112,843,639	7%	24	4.94%	62.6	59%	88%
Junior participation loans	280,662,498	19%	9	3.90%	29.1	59%	79%
Preferred equity investments	100,823,672	7%	12	6.04%	72.2	77%	97%
	1,501,056,647	100%	128	4.77%	31.8	21%	80%
Unearned revenue	(13,683,281)						
Allowance for loan losses	(161,706,313)						
Loans and investments, net	$1,325,667,053						

Note 3—Loans and Investments (Continued)

	December 31, 2011	Percent of Total	Loan Count	Wtd. Avg. Pay Rate(1)	Wtd. Avg. Remaining Months to Maturity	First Dollar LTV Ratio(2)	Last Dollar LTV Ratio(3)
Bridge loans	$ 933,033,598	62%	66	4.88%	29.6	0%	80%
Mezzanine loans	187,663,976	12%	27	4.25%	31.7	79%	96%
Junior participation loans	280,945,639	19%	9	3.99%	36.3	60%	81%
Preferred equity investments	100,751,231	7%	17	4.18%	89.0	89%	97%
	1,502,394,444	100%	119	4.59%	35.1	27%	84%
Unearned revenue	(14,571,929)						
Allowance for loan losses	(185,381,855)						
Loans and investments, net	$1,302,440,660						

(1) "Weighted Average Pay Rate" is a weighted average, based on the unpaid principal balances of each loan in the Company's portfolio, of the interest rate that is required to be paid monthly as stated in the individual loan agreements. Certain loans and investments that require an additional rate of interest "Accrual Rate" to be paid at the maturity are not included in the weighted average pay rate as shown in the table.

(2) The "First Dollar LTV Ratio" is calculated by comparing the total of the Company's senior most dollar and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which the Company will absorb a total loss of its position.

(3) The "Last Dollar LTV Ratio" is calculated by comparing the total of the carrying value of the Company's loan and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which the Company will initially absorb a loss.

Bridge loans are loans to borrowers who are typically seeking short-term capital to be used in an acquisition of a property and are predominantly secured by first mortgage liens on the property.

Mezzanine loans and junior participating interests in senior debt are loans that are subordinate to a conventional first mortgage loan and senior to the borrower's equity in a transaction. Mezzanine financing may take the form of loans secured by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans secured by second mortgage liens on the property.

A preferred equity investment is another method of financing in which preferred equity investments in entities that directly or indirectly own real property are formed. In cases where the terms of a first mortgage prohibit additional liens on the ownership entity, investments structured as preferred equity in the entity owning the property serve as viable financing substitutes. With preferred equity investments, the Company typically becomes a member in the ownership entity.

Concentration of Credit Risk

The Company operates in one portfolio segment, commercial mortgage loans and investments. Commercial mortgage loans and investments can potentially subject the Company to concentrations of

Note 3—Loans and Investments (Continued)

credit risk. The Company is subject to concentration risk in that the unpaid principal balance related to 23 loans with five different borrowers represented approximately 31% of total assets as of December 31, 2012. At December 31, 2011, the unpaid principal balance related to 21 loans with five different borrowers represented approximately 26% of total assets. As of December 31, 2012 and 2011, the Company had 128 and 119 loans and investments, respectively.

In addition, in 2012 and 2011, no single loan or investment represented 10% of the Company's total assets. In 2012, 2011 and 2010, the Company generated approximately 9%, 7% and 7%, respectively, of revenue from the Chetrit Group L.L.C.

As a result of the loan review process, the Company identified loans and investments that it considers higher-risk loans that had a carrying value, before loan loss reserves, of approximately $231.1 million and a weighted average loan-to-value ("LTV") ratio of 90%, compared to lower-risk loans with a carrying value, before loan loss reserves, of $1.2 billion and a weighted average LTV ratio of 78% at December 31, 2012.

The Company measures its relative loss position for its mezzanine loans, junior participation loans, and preferred equity investments by determining the point where the Company will be exposed to losses based on its position in the capital stack as compared to the fair value of the underlying collateral. The Company determines its loss position on both a first dollar LTV and a last dollar LTV basis. First dollar LTV is calculated by comparing the total of the Company's senior most dollar and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which the Company will absorb a total loss of its position. Last dollar LTV is calculated by comparing the total of the carrying value of the Company's loan and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which the Company will initially absorb a loss.

As a component of the Company's policies and procedures for loan valuation and risk assessment, each loan and investment is assigned a credit risk rating. Individual ratings range from one to five, with one being the lowest risk and five being the highest. Each credit risk rating has benchmark guidelines which pertain to debt-service coverage ratios, LTV ratios, borrower strength, asset quality, and funded cash reserves. Other factors such as guarantees, market strength, remaining loan term, and borrower equity are also reviewed and factored into determining the credit risk rating assigned to each loan. This metric provides a helpful snapshot of portfolio quality and credit risk. Given the Company's asset management approach, however, the risk rating process does not result in differing levels of diligence contingent upon credit rating. That is because all portfolio assets are subject to the level of scrutiny and ongoing analysis consistent with that of a 'high-risk" loan. All assets are subject to, at minimum, a thorough quarterly financial evaluation in which historical operating performance is reviewed, and forward-looking projections are created. Generally speaking, given the Company's typical loan and investment profile, a risk rating of three suggests that the Company expects the loan to make both principal and interest payments according to the contractual terms of the loan agreement, and is not considered impaired. A risk rating of four indicates the Company anticipates that the loan will require a modification of some kind. A risk rating of five indicates the Company expects the loan to underperform over its term, and that there could be loss of interest and/or principal. Ratings of 3.5 and 4.5 generally indicate loans that have characteristics of both the immediately higher and lower classifications. Further, while the above are the primary guidelines used in determining a certain risk

Note 3—Loans and Investments (Continued)

rating, subjective items such as borrower strength, condition of the market of the underlying collateral, additional collateral or other credit enhancements, or loan terms, may result in a rating that is higher or lower than might be indicated by any risk rating matrix.

A summary of the loan portfolio's weighted average internal risk ratings and LTV ratios by asset class as of December 31, 2012 and 2011 is as follows:

	As of December 31, 2012				
Asset Class	Unpaid Principal Balance	Percentage of Portfolio	Wtd. Avg. Internal Risk Rating	First Dollar LTV Ratio	Last Dollar LTV Ratio
Multi-family	$ 771,140,021	51.4%	3.4	19%	79%
Office	415,162,338	27.6%	3.2	31%	81%
Land	140,745,980	9.4%	4.2	0%	86%
Hotel	105,613,791	7.0%	3.6	22%	78%
Commercial	23,794,517	1.6%	3.0	0%	50%
Retail	19,350,000	1.3%	2.9	0%	61%
Condo	25,250,000	1.7%	4.2	58%	90%
Total	$1,501,056,647	100.0%	3.4	21%	80%

	As of December 31, 2011				
Asset Class	Unpaid Principal Balance	Percentage of Portfolio	Wtd. Avg. Internal Risk Rating	First Dollar LTV Ratio	Last Dollar LTV Ratio
Multi-family	$ 673,570,720	44.8%	3.4	21%	82%
Office	497,422,786	33.1%	3.2	39%	83%
Land	136,110,014	9.1%	4.2	0%	96%
Hotel	135,839,357	9.0%	3.8	46%	87%
Commercial	23,751,567	1.6%	3.0	0%	95%
Retail	21,050,000	1.4%	2.9	0%	66%
Condo	14,650,000	1.0%	3.9	64%	87%
Total	$1,502,394,444	100.0%	3.4	27%	84%

Geographic Concentration Risk

As of December 31, 2012, 34%, 11%, 10%, and 8% of the outstanding balance of the Company's loans and investments portfolio had underlying properties in New York, California, Texas and Florida, respectively. As of December 31, 2011, 37%, 14%, and 7% of the outstanding balance of the Company's loans and investments portfolio had underlying properties in New York, California and Florida, respectively.

Impaired Loans and Allowance for Loan Losses

The Company performs an evaluation of the loan portfolio quarterly to assess the performance of its loans and whether a reserve for impairment should be recorded. The Company considers a loan

Note 3—Loans and Investments (Continued)

impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement.

During the year ended December 31, 2012, the Company determined that the fair value of the underlying collateral securing eight impaired loans with an aggregate carrying value of $94.6 million was less than the net carrying value of the loans, resulting in a $23.8 million provision for loan losses. In addition, during the year ended December 31, 2012, the Company recorded $0.9 million of net recoveries of previously recorded loan loss reserves. These recoveries were recorded in provision for loan losses on the Consolidated Statement of Operations. The effect of the recoveries resulted in a provision for loan losses, net of recoveries, of $22.9 million for the year ended December 31, 2012. Of the $23.8 million of loan loss reserves recorded during the year ended December 31, 2012, $18.9 million was attributable to loans on which the Company had previously recorded reserves, while $4.9 million of reserves related to other loans in the Company's portfolio. The Company recorded a $44.8 million provision for loan losses during the year ended December 31, 2011 when it performed an evaluation of its loan portfolio and determined that the fair value of the underlying collateral securing 11 impaired loans with an aggregate carrying value of $109.5 million were less than the net carrying value of the loans. In addition, the Company recorded $6.3 million in net recoveries of previously recorded loan loss reserves. The effect of these recoveries resulted in a provision for loan losses, net of recoveries, of $38.5 million for the year ended December 31, 2011. The Company recorded a $100.9 million provision for loan losses during the year ended December 31, 2010 when it performed an evaluation of its loan portfolio and determined that the fair value of the underlying collateral securing 27 impaired loans with an aggregate carrying value of $455.4 million were less than the net carrying value of the loans. In addition, the Company recorded $18.1 million in net recoveries of previously recorded loan loss reserves, of which $2.9 million was related to two loans in which the underlying properties were sold and the Company provided financing to the new operators. The effect of these recoveries resulted in a provision for loan losses, net of recoveries, of $82.8 million for the year ended December 31, 2010. There were no loans for which the collateral securing the loan was less than the carrying value of the loan for which the Company had not recorded a provision for loan loss as of December 31, 2012, 2011 and 2010.

At December 31, 2012, the Company had a total of 20 loans with an aggregate carrying value, before loan loss reserves, of $240.2 million for which impairment reserves have been recorded. At December 31, 2011, the Company had a total of 24 loans with an aggregate carrying value, before loan loss reserves, of $285.0 million for which impairment reserves have been recorded. At December 31, 2010, the Company had a total of 30 loans with an aggregate carrying value, before loan loss reserves, of $530.6 million for which impairment reserves have been recorded.

Note 3—Loans and Investments (Continued)

A summary of the changes in the allowance for loan losses is as follows:

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Allowance at beginning of the period	$185,381,855	$205,470,302
Provision for loan losses	23,828,224	44,810,000
Charge-offs	(46,585,800)	(27,062,564)
Charge-offs on loans reclassified to real estate owned, net	—	(31,710,929)
Recoveries of reserves	(917,966)	(6,124,954)
Allowance at end of the period	$161,706,313	$185,381,855

A summary of charge-offs and recoveries is as follows:

	For the Year Ended	
	December 31, 2012	December 31, 2011
Charge-offs:		
Multi-family	$(10,773,141)	$(38,308,816)
Office	(5,812,659)	(7,114,677)
Hotel	(30,000,000)	(13,350,000)
Total	$(46,585,800)	$(58,773,493)
Recoveries:		
Multi-family	$ (121,898)	$ (2,243,197)
Office	(796,068)	(3,881,757)
Total	$ (917,966)	$ (6,124,954)
Net Charge-offs	$(45,667,834)	$(52,648,539)
Ratio of net charge-offs during the period to average loans and investments outstanding during the period	3.0%	3.4%

Note 3—Loans and Investments (Continued)

A summary of the Company's impaired loans by asset class is as follows:

	For the Year Ended December 31, 2012				
Asset Class	Unpaid Principal Balance	Carrying Value(1)	Allowance for Loan Losses	Average Recorded Investment(2)	Interest Income Recognized
Multi-family	$ 59,468,463	$ 59,277,872	$ 53,587,461	$ 63,331,880	$ 794,633
Office	38,362,808	30,545,156	28,929,067	41,732,535	1,419,615
Land	139,036,505	136,716,617	65,518,270	136,185,941	—
Hotel	3,671,507	3,671,507	3,671,515	18,671,507	596,643
Condo	10,000,000	10,000,000	10,000,000	10,000,000	173,920
Total	$250,539,283	$240,211,152	$161,706,313	$269,921,863	$2,984,811

	For the Year Ended December 31, 2011				
Asset Class	Unpaid Principal Balance	Carrying Value(1)	Allowance for Loan Losses	Average Recorded Investment(2)	Interest Income Recognized
Multi-family	$ 67,195,296	$ 67,149,845	$ 57,379,670	$128,883,743	$1,665,703
Office	45,102,262	39,972,420	26,560,000	68,153,802	2,698,846
Land	133,335,376	132,142,122	58,700,000	131,795,519	16,978
Hotel	33,671,507	33,771,507	33,671,515	76,171,507	979,647
Condo	10,000,000	10,000,000	9,070,670	10,000,000	310,142
Total	$289,304,441	$285,035,894	$185,381,855	$415,004,571	$5,671,316

(1) Represents the unpaid principal balance of impaired loans less unearned revenue and other holdbacks and adjustments by asset class.

(2) Represents an average of the beginning and ending unpaid principal balance of each asset class.

During the year ended December 31, 2012, the Company received principal payoffs of $1.6 million on a bridge loan and a preferred equity loan with a total carrying value of $5.5 million and recorded a charge-off to previously recorded reserves of $3.8 million as well as a cash recovery of $0.1 million. Also during the year ended December 31, 2012, the Company wrote off four preferred equity investments with a total carrying value of $7.0 million and two mezzanine loans with a total carrying value of $36.5 million and recorded charge-offs to previously recorded reserves totaling $42.8 million as well as a cash recovery of $0.7 million.

During the year ended December 31, 2011, the Company received $9.4 million in principal payoffs on five loans with a total carrying value of $19.8 million, wrote down four loans with an aggregate carrying value of $61.2 million to $11.3 million, after principal paydowns of $40.3 million and sold a loan to a third party with a carrying value of $7.0 million, which had been fully reserved in a prior period, for $0.2 million. The Company also entered into a $32.0 million non-recourse junior loan participation for $28.8 million on a loan with an unpaid principal balance of $50.0 million and recorded a $2.9 million net non-cash recovery of a previously recorded reserve as well as a $3.2 million charge to interest expense as a result of the amortization of discount on the participation. In the second quarter of 2012, the Company sold the $50.0 million mezzanine loan at par to the same third party for the

Note 3—Loans and Investments (Continued)

remaining $18.0 million, which relieved the Company's $32.0 million junior loan participation liability. See Note 7—"Debt Obligations—Notes Payable." The Company recorded charge-offs to reserves of $27.1 million related to these transactions. The Company also charged-off $31.7 million of loan loss reserves related to two loans with carrying values totaling approximately $77.2 million, net of reserves and assumed debt, on properties that were transferred to the Company by the owner, a creditor trust as well as purchased by the Company out of bankruptcy and recorded to real estate owned, net on the Company's Consolidated Balance Sheet in the first quarter of 2011. See Note 6—"Real Estate Owned and Held-For-Sale" for further details. Loss on sale and restructuring of loans of $5.7 million during the year ended December 31, 2011 represents $4.7 million from the sale of a $30.0 million portion of a $67.0 million loan to a third party for $25.3 million as well as $1.0 million from the execution of a forbearance agreement in the first quarter of 2011 on a loan modified in the second quarter of 2011.

As of December 31, 2012, 9 loans with an aggregate carrying value of approximately $14.9 million, net of related loan loss reserves of $45.1 million, were classified as non-performing, of which one loan with a carrying value of $5.0 million did not have a loan loss reserve. Income from non-performing loans is recognized on a cash basis only to the extent it is received. Full income recognition will resume when the loan becomes contractually current and performance has recommenced. As of December 31, 2011, 12 loans with an aggregate carrying value of approximately $15.3 million, net of related loan loss reserves of $42.6 million, were classified as non-performing, of which one loan with a carrying value of $1.4 million did not have a loan loss reserve. As of December 31, 2010, nine loans with a net carrying value of approximately $25.6 million, net of related loan loss reserves of $54.2 million, were classified as non-performing for which income recognition had been suspended and all nine loans had loan loss reserves. Additionally, the Company has five loans with an unpaid principal balance totaling approximately $111.2 million at December 31, 2012, which mature in July 2013, that are collateralized by a land development project. The loans do not contain a pay rate of interest, but four of the loans with an unpaid principal balance totaling approximately $101.9 million entitle the Company to a weighted average accrual rate of interest of approximately 9.60%. During the fourth quarter of 2010, the Company suspended the recording of the accrual rate of interest on these loans, as these loans were impaired and management deemed the collection of this interest to be doubtful. The Company has recorded cumulative allowances for loan losses of $43.7 million related to these loans as of December 31, 2012. The loans are subject to certain risks associated with a development project including, but not limited to, availability of construction financing, increases in projected construction costs, demand for the development's outputs upon completion of the project, and litigation risk. Additionally, these loans were not classified as non-performing as the borrower is in compliance with all of the terms and conditions of the loans.

Note 3—Loans and Investments (Continued)

A summary of the Company's non-performing loans by asset class as of December 31, 2012 and 2011 is as follows:

	As of December 31, 2012			As of December 31, 2011		
Asset Class	Carrying Value	Less Than 90 Days Past Due	Greater Than 90 Days Past Due	Carrying Value	Less Than 90 Days Past Due	Greater Than 90 Days Past Due
Multi-family	$10,951,549	$ —	$10,951,549	$14,328,862	$1,392,325	$12,936,537
Office	10,373,229	—	10,373,229	14,948,138	6,506,663	8,441,475
Land	24,999,972	—	24,999,972	24,999,972	—	24,999,972
Hotel	3,671,507	—	3,671,507	3,671,507	—	3,671,507
Condo	10,000,000	—	10,000,000	—	—	—
Total	$59,996,257	$ —	$59,996,257	$57,948,479	$7,898,988	$50,049,491

At December 31, 2012, the Company did not have any loans contractually past due 90 days or more that are still accruing interest. During the year ended December 31, 2012, the Company refinanced and/or modified two loans with a combined unpaid principal balance of $57.4 million which were considered by the Company to be troubled debt restructurings and six loans with a combined unpaid principal balance of $144.9 million which were not considered by the Company to be troubled debt restructurings. In addition, the Company had two loans with a combined unpaid principal balance of $37.8 million that were extended during the period which were considered troubled debt restructurings. During the year ended December 31, 2011, the Company refinanced and/or modified 12 loans totaling $228.6 million, of which five loans totaling $37.1 million were considered by the Company to be troubled debt restructurings. In addition, the Company had unfunded commitment of $0.1 million on a modified loan which was considered a troubled debt restructuring as of December 31, 2011. The Company had no unfunded commitments on the modified and extended loans which were considered troubled debt restructurings as of December 31, 2012.

A summary of loan modifications and extensions by asset class that the Company considered to be troubled debt restructurings during the year ended December 31, 2012 and 2011 were as follows:

	For the Twelve Months Ended December 31, 2012				
Asset Class	Number of Loans	Original Unpaid Principal Balance	Original Weighted Average Rate of Interest	Modified Unpaid Principal Balance	Modified Weighted Average Rate of Interest
Multi-family	1	$32,000,000	2.00%	$32,000,000	1.13%
Office	1	25,361,932	5.32%	25,332,451	4.00%
Land	1	2,818,270	—	2,818,270	—
Hotel	1	35,000,000	2.00%	35,000,000	2.00%
Total	4	$95,180,202	2.83%	$95,150,721	2.18%

Note 3—Loans and Investments (Continued)

	For the Twelve Months Ended December 31, 2011				
Asset Class	Number of Loans	Original Unpaid Principal Balance	Original Weighted Average Rate of Interest	Modified Unpaid Principal Balance	Modified Weighted Average Rate of Interest
Multi-family	5	$ 37,063,749	5.91%	$ 29,222,682	5.63%
Land	6	108,335,376	8.78%	108,335,376	8.78%
Total	11	$145,399,125	8.05%	$137,558,058	8.11%

There were no loans which the Company considered the modifications to be troubled debt restructurings that were subsequently considered non-performing as of December 31, 2012 and 2011and no additional loans were considered to be impaired due to the Company's troubled debt restructuring analysis for the twelve months ended December 31, 2012 and 2011. These loans were modified to increase the total recovery of the combined principal and interest from the loan. Any loan modification is predicated upon a goal of maximizing the collection of the loan. Loan terms that have been modified have included, but are not limited to interest rate, maturity date and in certain cases, principal amount.

Note 4—Securities

The following is a summary of the Company's securities classified as available-for-sale at December 31, 2012:

	Face Value	Amortized Cost	Cumulative Unrealized Gain	Carrying Value / Estimated Fair Value
Common equity securities	$ —	$ 58,789	$293,947	$ 352,736
Collateralized debt obligation (CDO) bond	10,000,000	1,000,000	100,000	1,100,000
Commercial mortgage-backed security (CMBS)	2,100,000	2,100,000	—	2,100,000
Total available-for-sale securities	$12,100,000	$3,158,789	$393,947	$3,552,736

The following is a summary of the Company's securities classified as available-for-sale at December 31, 2011:

	Face Value	Amortized Cost	Cumulative Unrealized Gain	Carrying Value / Estimated Fair Value
Common equity securities	$ —	$ 58,789	$ 117,579	$ 176,368
Collateralized debt obligation (CDO) bond	10,000,000	1,000,000	1,000,000	2,000,000
Commercial mortgage-backed security (CMBS)	2,100,000	2,100,000	—	2,100,000
Total available-for-sale securities	$12,100,000	$3,158,789	$1,117,579	$4,276,368

Note 4—Securities (Continued)

The following is a summary of the underlying credit rating of the Company's CDO bond and CMBS investments available-for-sale at December 31, 2012 and 2011:

	At December 31, 2012			At December 31, 2011		
Rating(1)	#	Amortized Cost	Percent of Total	#	Amortized Cost	Percent of Total
CCC–	2	$3,100,000	100%	2	$3,100,000	100%

(1) Based on the rating published by Standard & Poor's for each security.

The Company owns 2,939,465 shares of common stock of Realty Finance Corporation, formerly CBRE Realty Finance, Inc., a commercial real estate specialty finance company, which it purchased in 2007 for $16.7 million, and which had a fair value of $0.4 million at December 31, 2012. As of December 31, 2012, a net unrealized gain of $0.3 million was recorded in accumulated other comprehensive loss related to these securities.

The Company owns a CDO bond security, purchased at a discount in 2008 for $7.5 million, which bears interest at a spread of 30 basis points over LIBOR, has a stated maturity of 39.3 years, but has an estimated remaining life of 3.3 years based on the maturities of the underlying assets. As of the second quarter of 2010, the Company is no longer accreting income on this security which had $2.0 million of original discount and a fair value of $1.1 million at December 31, 2012. As of December 31, 2012, an unrealized gain of $0.1 million was recorded in accumulated other comprehensive loss related to this security.

The Company owns a CMBS investment, purchased at a premium in 2010 for $2.1 million, which is collateralized by a portfolio of hotel properties. The Company had two fully reserved mezzanine loans with a total carrying value before loan loss reserves of $30.0 million related to this portfolio which were charged off in the fourth quarter of 2012. The CMBS investment bears interest at a spread of 89 basis points over LIBOR, has a stated maturity of 7.5 years, but has an estimated life of 1.5 years based on the extended maturity of the underlying asset and a fair value of $2.1 million at December 31, 2012.

Available-for-sale securities are carried at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive loss. The Company does not intend to sell its investments and it is not more likely than not that the Company will be required to sell the investments before recovery of its amortized cost basis, which may be at maturity. The Company evaluates these securities periodically to determine whether a decline in their value is other-than-temporary, though such a determination is not intended to indicate a permanent decline in value. The Company's evaluation is based on its assessment of cash flows which is supplemented by third-party research reports, internal review of the underlying assets securing the investments, levels of subordination and the ratings of the securities and the underlying collateral. The Company's estimation of cash flows expected to be generated by the securities portfolio is based upon an internal review of the underlying mortgage loans securing the investments both on an absolute basis and compared to the Company's initial underwriting for each investment and efforts are supplemented by third party research reports, third party market assessments and dialogue with market participants. Management closely monitors market conditions on which it bases such decisions. Based on the Company's analysis in 2010, the

Note 4—Securities (Continued)

Company concluded that this CDO bond investment was other-than-temporarily impaired and recorded a $7.0 million impairment charge in 2010 to the Company's Consolidated Statement of Operations which was reclassified from an unrealized loss recorded in accumulated other comprehensive loss due to a reclassification of the security from held-to-maturity to available-for-sale in 2010. During 2009, an other-than-temporary impairment of $9.8 million was recognized upon the reclassification of two securities from held-to-maturity to available-for-sale. During 2010 and 2009, the Company also concluded that the common equity securities were other-than-temporarily impaired based on a market price decrease for more than twelve months and recorded a less than $0.1 million and $0.4 million impairment charge to the 2010 and 2009 Consolidated Statements of Operations, respectively. No impairment was recorded on the Company's available-for-sale securities for the years ended December 31, 2012 and 2011.

In 2010, the Company sold three investment grade commercial real estate CDO bonds with an aggregate face value of $44.7 million and an amortized cost of $40.4 million, for $29.9 million, and four CMBS investments, with an aggregate face value of $21.5 million and an amortized cost of $17.3 million, for $20.8 million, and recorded a net loss on sale of securities of $7.0 million in its 2010 Consolidated Statement of Operations.

For the years ended December 31, 2012 and 2011, no discount was accreted from the CDO bond investment. For the year ended December 31, 2011, the Company amortized less than $0.1 million of premium into interest income from its CMBS investment and the premium was fully amortized as of December 31, 2011. For the year ended December 31, 2010, the Company accreted approximately $0.8 million of discount into interest income from its CDO bond investments, representing accretion on approximately $7.5 million of total original discount, and approximately $0.1 million of discounts into interest income from its CMBS investments.

The following is a summary of the Company's securities classified as held-to-maturity at December 31, 2012:

	Face Value	Amortized Cost	Carrying Value	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Residential mortgage-backed securities (RMBS)	$44,431,768	$42,986,980	$42,986,980	$169,450	$(3,306)	$43,153,124
Total securities held-to-maturity	$44,431,768	$42,986,980	$42,986,980	$169,450	$(3,306)	$43,153,124

Note 4—Securities (Continued)

The following is a summary of the Company's securities classified as held-to-maturity at December 31, 2011:

	Face Value	Amortized Cost	Carrying Value	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Residential mortgage-backed securities (RMBS)	$29,192,262	$29,199,506	$29,199,506	$57,704	$ (419)	$29,256,791
Commercial mortgage-backed security (CMBS)	734,969	742,602	742,602	—	(5,179)	737,423
Total securities held-to-maturity	$29,927,231	$29,942,108	$29,942,108	$57,704	$(5,598)	$29,994,214

The following is a summary of the underlying credit ratings of the Company's RMBS and CMBS investments held-to-maturity at December 31, 2012 and 2011:

	At December 31, 2012			At December 31, 2011		
Rating(1)	#	Amortized Cost	Percent of Total	#	Amortized Cost	Percent of Total
AAA	2	$ 407,514	1%	2	$ 817,810	3%
AA	1	167,196	1%	—	—	—
BB	3	8,742,011	20%	—	—	—
BB−	—	—	—	2	1,462,483	5%
D	1	9,496,933	22%	—	—	—
NR	9	24,173,326	56%	4	27,661,815	92%
	16	$42,986,980	100%	8	$29,942,108	100%

(1) Based on the rating published by Standard & Poor's for each security. NR stands for "not rated".

In 2012, the Company purchased eight RMBS investments, at par, for a total of $31.8 million, eight RMBS investments, at a combined premium of $0.2 million, for a total of $22.9 million, and two RMBS investments, at a combined discount of $1.5 million, for $14.4 million, and received total principal paydowns of $55.2 million on the portfolio. In 2011, the Company purchased four RMBS investments, at par, for a total of $33.0 million and three RMBS investments, at a combined premium of less than $0.1 million, for a total of $2.7 million, and received total principal paydowns of $6.5 million on the portfolio. The total carrying value of the RMBS investments was $43.0 million and $29.2 million at December 31, 2012 and 2011, respectively. The RMBS investments are collateralized by portfolios of residential properties, bear interest at a weighted average fixed rate of 5.75%, have a weighted average stated maturity of 29.7 years, but have weighted average estimated lives of 4.0 years based on the estimated maturity of the RMBS investments, and had a total fair value of $43.2 million at December 31, 2012. Approximately $12.0 million is estimated to mature within one year, $18.0 million is estimated to mature after one year through five years, $3.5 million is estimated to mature

Note 4—Securities (Continued)

after five years through ten years, and $9.5 million is estimated to mature after ten years. The RMBS investments were financed with two repurchase agreements with financial institutions which generally finance between 60% to 90% of the value of each individual investment. During the year ended December 31, 2012, the Company financed $55.5 million of the RMBS investments and paid down the total debt by $45.9 million due to the principal paydowns received on the RMBS investments. During the year ended December 31, 2011, the Company financed $30.0 million of the RMBS investments and paid down the total debt by $3.9 million due to the principal paydowns received on the RMBS investments. The total repurchase agreement debt balance was $35.8 million and $26.1 million at December 31, 2012 and 2011, respectively. See Note 7—"Debt Obligations" for further details.

The Company purchased a CMBS investment, at par, in the fourth quarter of 2011 for $0.7 million, which was collateralized by a portfolio of commercial properties. The CMBS investment bore interest at a fixed rate of 2.95% and paid off in December 2012.

Securities held-to-maturity are carried at cost, net of unamortized premiums and discounts. The Company does not intend to sell its investments and it is not more likely than not that the Company will be required to sell the investments before recovery of its cost basis, which may be at maturity. The Company evaluates these securities periodically to determine whether a decline in their value is other-than-temporary, though such a determination is not intended to indicate a permanent decline in value. The Company's evaluation is based on its assessment of cash flows which is supplemented by third-party research reports, internal review of the underlying assets securing the investments, levels of subordination and the ratings of the securities and the underlying collateral. The Company's estimation of cash flows expected to be generated by the securities portfolio is based upon an internal review of the underlying mortgage loans securing the investments both on an absolute basis and compared to the Company's initial underwriting for each investment and efforts are supplemented by third party research reports, third party market assessments and dialogue with market participants. Management closely monitors market conditions on which it bases such decisions. No impairment was recorded on the Company's securities held-to-maturity for the years ended December 31, 2012 and 2011.

For the years ended December 31, 2012 and 2011, approximately $0.1 million of premium was amortized and approximately $0.1 million of discount was accreted from the Company's held-to-maturity investments.

The weighted average yield on the Company's CDO bond, CMBS and RMBS investments available-for-sale and held-to-maturity based on their face values was 4.51% and 2.47%, including the amortization of premium and the accretion of discount, for the years ended December 31, 2012 and 2011, respectively.

Note 5—Investment in Equity Affiliates

The following is a summary of the Company's investment in equity affiliates at December 31, 2012 and 2011:

	Investment in Equity Affiliates at		Unpaid Principal Balance to Equity Affiliates at
Equity Affiliates	**December 31, 2012**	**December 31, 2011**	**December 31, 2012**
930 Flushing & 80 Evergreen	$ 342,197	$ 229,476	$ 23,794,517
450 West 33rd Street	—	—	—
St. John's Development	—	—	25,000,000
Lightstone Value Plus REIT L.P	55,988,409	55,988,409	—
JT Prime	851,000	851,000	—
West Shore Café	1,821,536	2,053,079	5,500,000
Ritz-Carlton Club	—	750,000	—
Lexford Portfolio	100	100	78,190,000
Issuers of Junior Subordinated Notes	578,000	578,000	—
Total	$59,581,242	$60,450,064	$132,484,517

The Company accounts for the 450 West 33rd Street and Lightstone Value Plus REIT L.P. investments under the cost method of accounting and the remaining investments under the equity method.

930 Flushing & 80 Evergreen

In June 2003, ACM invested approximately $0.8 million in exchange for a 12.5% preferred interest in a joint venture that owns and operates two commercial properties. The Company purchased this investment from ACM in August 2003. In 2007, the Company had contributed an additional $1.2 million to this joint venture. The Company had a $4.8 million bridge loan and a $3.5 million mezzanine loan outstanding to affiliated entities of the joint venture. The loans required monthly interest payments based on one month LIBOR and matured in November 2006 and June 2006, respectively. The bridge loan was extended for two one-year periods and during the second quarter of 2008, the Company was repaid in full. In addition, in August 2005, the joint venture refinanced one of these properties with a $25.0 million amortizing bridge loan provided by the Company. The loan originally was to mature in April 2016 and had a fixed rate of 6.45%. However, the loan was modified in the third quarter of 2012 and now matures in August 2017, has a variable rate of LIBOR plus 3.23%, and has an outstanding principal balance of $23.3 million at December 31, 2012. Proceeds from this loan were used to pay off senior debt as well as the Company's $3.5 million mezzanine loan. Excess proceeds were distributed to each of the members in accordance with the operating agreement of which the Company received $1.3 million, which was recorded as a return of capital in 2005. In the third quarter of 2012, the Company also originated a mezzanine loan to the joint venture for $0.5 million which matures in August 2017, has a variable rate of LIBOR plus 4.23% with a LIBOR floor of 0.24%, and has an outstanding principal balance of $0.5 million at December 31, 2012. During 2008, the Company received a $0.2 million return of capital from contribution made in 2007. In addition, during 2010, the Company contributed an additional $0.1 million of capital. In the fourth quarter of

Note 5—Investment in Equity Affiliates (Continued)

2011, the Company recorded $0.3 million of losses from the entity against the equity investment, which was also recorded in loss from equity affiliates in the Company's 2011 Consolidated Statement of Operations, reducing the balance of the investment to $0.2 million at December 31, 2011. In the second quarter of 2012, the Company contributed an additional $0.2 million of capital and during the year ended December 31, 2012, the Company recorded approximately $0.1 million of losses from the entity against the equity investment, which was also recorded in loss from equity affiliates in the Company's 2012 Consolidated Statement of Operations. The balance of the investment was $0.3 million at December 31, 2012.

450 West 33rd Street

In May 2007, the Company, as part of an investor group for the 450 West 33rd Street partnership, transferred control of the underlying property (an office building) to Broadway Partners for a value of approximately $664.0 million. The investor group, on a pro-rata basis, retained an approximate 2% ownership interest in the property and 50% of the property's air rights which resulted in the Company retaining an investment in equity affiliates of approximately $1.1 million related to its 29% interest in the 2% retained ownership. In accordance with this transaction, the joint venture members agreed to guarantee $258.1 million of the $517.0 million of new debt outstanding on the property. The guarantee expires at the earlier of maturity or prepayment of the debt and was allocated to the members in accordance with their ownership percentages. The guarantee is callable, on a pro-rata basis, if the market value of the property declines below the $258.1 million of guaranteed debt. The Company's portion of the guarantee is $76.3 million. The transaction was structured to provide for a tax deferral for an estimated period of seven years. The Company recorded deferred revenue of approximately $77.1 million as a result of the guarantee on a portion of the new debt, and $19.0 million as prepaid management fees related to the incentive compensation management fee on the deferred revenue recognized on the transfer of control of the 450 West 33rd Street property. See Note 17—"Management Agreement" for further details. Additionally, current accounting guidance requires these investments to be evaluated periodically to determine whether a decline in their value is other-than-temporary, though it is not intended to indicate a permanent decline in value. In the fourth quarter of 2010, the Company recorded an other-than-temporary impairment of $1.1 million for the remaining amount of this investment in loss from equity affiliates in the Company's Consolidated Statements of Operations, reducing the balance of the investment to $0 as of December 31, 2010. In July 2007, the Company purchased a $50.0 million mezzanine loan secured by this property which had a maturity of July 2012 and bore interest at LIBOR plus 4.35%. In April 2011, the Company entered into a non-recourse junior loan participation in the amount of $32.0 million on the $50.0 million mezzanine loan. The loan was participated out to a subordinate lender at a discount and the Company received $28.8 million of proceeds. The Company also had the right to sell its $18.0 million senior participation to the subordinate lender, at face value, in the event of default or if the loan was not repaid by July 9, 2012. In May 2012, the Company sold the $50.0 million mezzanine loan to the same third party which relieved the Company's $32.0 million junior loan participation liability. See Note 7—"Debt Obligations" for further details.

Note 5—Investment in Equity Affiliates (Continued)

St. John's Development

In December 2006, the Company originated a $25.0 million bridge loan with a maturity date in September 2007 with two three-month extensions that bore interest at a fixed rate of 12%. The loan is secured by 20.5 acres of usable land and 2.3 acres of submerged land located on the banks of the St. John's River in downtown Jacksonville, Florida and is currently zoned for the development of up to 60 dwellings per acre. In October 2007, the borrower sold the property to an investor group, in which the Company has a 50% non-controlling interest, for $25.0 million. The investor group assumed the $25.0 million mortgage with a new maturity date of October 2009 and had a change in interest rate to LIBOR plus 6.48%, with a LIBOR floor of 4.50%. In connection with this transaction, the Company contributed $0.5 million to cover other operational costs of acquiring and maintaining the property. During the fourth quarter of 2009, the mortgage loan was modified to extend the maturity date to January 2010 and modified to change the interest rate to LIBOR plus 6.48% with no LIBOR floor. During the first quarter of 2010, the mortgage loan was modified to an interest rate of LIBOR plus 2.00% and, as of June 2010, was in default.

The managing member of the investor group is an experienced real estate developer who retains a 50% controlling interest in the partnership and funded a $2.9 million interest reserve for the first year. The Company was required to contribute $2.9 million to fund the interest reserve for the second year and made an additional capital contribution of $0.1 million during 2008. Interest received on the $25.0 million loan was recorded as a return of capital and reduction of the Company's equity investment and the loan has a $19.0 million allowance for loan loss reserve as of December 31, 2012. During the year ended December 31, 2009, the Company received $1.6 million of such interest, reducing the Company's investment to $1.9 million. Current accounting guidance requires the Company's investments in equity affiliates to be evaluated periodically to determine whether a decline in their value is other-than-temporary, though it is not intended to indicate a permanent decline in value. In the third quarter of 2009, the Company recorded an other-than-temporary impairment of $1.9 million for the remaining amount of the investment which was recorded in loss from equity affiliates in the Company's 2009 Consolidated Statement of Operations. In the fourth quarter of 2009, the Company was able to recover $0.6 million of the loss reducing the balance to $0.1 million at December 31, 2009. In the first quarter of 2010, the Company contributed $0.4 million to this investment and recovered $0.5 million reducing the balance of the investment to $0 at December 31, 2012. The Company is not required to make additional capital contributions or fund the losses of the entity and accounts for this investment under the equity method.

Lightstone Value Plus REIT L.P. / Prime Outlets / JT Prime

In December 2003, the Company invested approximately $2.1 million in exchange for a 50% non-controlling interest in an unconsolidated joint venture, JT Prime, which owned 15% of Prime Outlets Member, LLC ("POM"), a real estate holding company that owns and operates a portfolio of factory outlet shopping centers. The Company accounted for this investment under the equity method. Additionally, the Company owned a 16.67% carried profits interest through a consolidated entity which had a 25% interest in POM with a third party member owning the remaining 8.33%.

In 2007, the Company received distributions from POM of $16.2 million as a result of excess proceeds from refinancing and sales activities on certain assets in the POM portfolio. The excess

Note 5—Investment in Equity Affiliates (Continued)

proceeds were distributed to each of the partners in accordance with POM's operating agreement. The Company recorded $11.2 million as interest income, representing the portion attributable to the 16.7% carried profits interest, and $5.0 million as income from equity affiliates, representing the portion attributable to the 7.5% equity interest.

In June 2008, the Company entered into an agreement ("the agreement") to transfer its 16.67% interest in POM, at a value of approximately $36.7 million, in exchange for preferred and common operating partnership units of Lightstone Value Plus REIT L.P.

In connection with the agreement, the Company borrowed from Lightstone Value Plus Real Estate Investment Trust, Inc. approximately $33.0 million, which was initially secured by its 16.67% interest in POM, has an eight year term, and bears interest at a fixed rate of 4.00% with payment of the interest deferred until the closing of the transaction. As a result, during the second quarter of 2008, the Company recorded approximately $33.0 million of cash, $49.5 million of debt related to the proceeds received from the loan secured by the consolidated entity's 25% interest in POM, which was recorded in notes payable, a $16.5 million receivable from the third party member share of the consolidated entity's 25% interest, which was recorded in other assets, and a deferred expense related to the incentive management fee of approximately $7.3 million.

In addition, the Company prepaid the $7.3 million in incentive management fees to its manager in 2008 related to this transaction, which was paid in 355,903 shares of Arbor Realty Trust, Inc. common stock and $4.1 million in cash. In accordance with the amended management agreement, installments of the annual incentive fee are subject to potential reconciliation at the end of the fiscal year. Since no incentive fee was earned for 2009, the prepaid management fee was to be paid back in installments of 25% due by December 31, 2010 and 75% due by June 30, 2012, with an option to make payment in both cash and Arbor Realty Trust, Inc. common stock provided that at least 50% of the total payment was made in cash, and was to be offset against any future incentive management fees or success-based payments earned by the Company's manager prior to June 30, 2012. On December 16, 2010, ACM surrendered 701,197 shares of the Company's common stock in payment of $3.6 million, or a 50% portion of the $7.3 million related party receivable. The remaining $3.6 million was offset against the 2010 incentive management fee as of December 31, 2010. See Note 17—"Management Agreement" for further details.

In the fourth quarter 2008, the Company received a $1.0 million distribution from POM related to its 24.17% equity and profits interest, the result of excess proceeds from the operation of the business. Of the distribution received by the Company, $1.0 million was recorded as interest income, representing the distribution received from the 25% profits interest, $0.3 million was recorded as net income attributable to noncontrolling interest relating to a third party member's 8.33% minority interest share of the profits interest and $0.3 million was recorded as income netted in loss from equity affiliates, representing the portion received from the Company's 7.5% equity interest. In accordance with the agreement, $0.7 million of the distribution relating to the 16.67% profits interest was used to pay down a portion of the $33.0 million debt and reduced the value of the Company's interest when exchanged for preferred and common operating partnership units at closing, thereby reducing the Company's gain.

Note 5—Investment in Equity Affiliates (Continued)

In March 2009, the Company exchanged its 16.67% interest in POM for approximately $37.3 million of preferred and common operating partnership units in Lightstone Value Plus REIT L.P. and the $33.4 million loan is now secured by these preferred and common operating partnership units. The Company accounts for its Lightstone Value Plus REIT L.P. investment under the cost method. In June 2013, the preferred units may be redeemed by Lightstone Value Plus REIT L.P. for cash and the loan would become due upon such redemption. The preferred operating partnership units yield 4.63% and the loan bears interest at a rate of 4.00%. The Company retained its 7.5% equity interest in POM. During each of the years ended December 31, 2012, 2011 and 2010, the Company recorded $2.7 million, respectively, of dividends from the preferred and common operating partnership units which were reflected in interest income in the Company's Consolidated Statement of Operations.

Through the consolidated entity that owned the 16.67% interest, the Company recorded in its first quarter 2009 Consolidated Financial Statements an investment of approximately $56.0 million for the preferred and common operating partnership units, gain on exchange of profits interest of approximately $56.0 million, net income attributable to noncontrolling interest of approximately $18.7 million related to the third party member's portion of income recorded, noncontrolling interest due to the third party member of approximately $2.1 million and a reduction of a $16.5 million receivable from the third party member which was previously recorded in other assets. The gain of $56.0 million reflects the fair value of the investment in preferred and operating partnership units received in exchange for the 16.67% profits interest. The Company's profits interest had no cost basis at the time of the exchange.

The Company recorded a less than $0.1 million noncontrolling interest in consolidated entity on its Consolidated Balance Sheet at December 31, 2008. Due to the POM transaction in March 2009, the Company recorded an additional $18.7 million of net income attributable to the noncontrolling interest holder and a distribution to the noncontrolling interest of $16.6 million, resulting in a balance of noncontrolling interest in consolidated entity of $1.9 million on its Consolidated Balance Sheet at December 31, 2009. Noncontrolling interest in consolidated entity was $1.9 million on the Company's Consolidated Balance Sheet at December 31, 2012 and 2011.

In August 2009, the Company exchanged its remaining 7.5% equity interest in POM for preferred and common operating partnership units of Lightstone Value Plus REIT L.P. JT Prime received preferred and common operating units valued at approximately $17.0 million, as well as additional cash consideration of approximately $4.4 million. As there was no remaining basis in the interest in POM held by the unconsolidated joint venture, the unconsolidated joint venture recorded a gain of $21.4 million equal to the value of the operating partnership units and cash received. In connection with this transaction, JT Prime borrowed approximately $15.3 million from Lightstone Value Plus Real Estate Investment Trust, Inc., which is secured by the preferred and common operating partnership units and has an eight-year term. In August 2014, the preferred units may be redeemed by Lightstone Value Plus REIT L.P. for cash and the loan would become due upon such redemption. The preferred operating partnership units yield 4.63% and the loan bears interest at a rate of 4.00%. The unconsolidated joint venture recorded a nominal amount of dividends from the preferred and common operating partnership units and interest expense related to the note. The Company accounts for its investment in JT Prime under the equity method. As a result of this transaction, the Company recorded income from equity affiliates of $10.7 million, representing the Company's share of the net income recorded by the

Note 5—Investment in Equity Affiliates (Continued)

unconsolidated joint venture, in its 2009 Consolidated Financial Statements. The Company received distributions totaling $9.9 million, representing its share of the proceeds from the note and additional consideration received from Lightstone by the unconsolidated joint venture. As of December 31, 2012, the carrying value of the Company's investment in JT Prime was $0.9 million. The Company has no continuing involvement with POM after the exchange.

West Shore Café

In August 2010, the Company invested approximately $2.1 million in exchange for a 50% non-controlling interest with a 20% preferred return subject to certain conditions in the West Shore Café, a restaurant / inn on an approximate 12,463 square foot lakefront property in Lake Tahoe, California. The Company also provided a $5.5 million first mortgage loan, $5.5 million of which was funded as of December 31, 2012, that matures in August 2013 and bears interest at a yield of 10.5%. In 2011 and 2012, the Company received distributions totaling approximately $0.2 million related to the preferred return, which were recorded as a return of investment. During the year ended December 31, 2012, the Company recorded $0.1 million of losses from the entity against the equity investment, which was also recorded in loss from equity affiliates in the Company's 2012 Consolidated Statement of Operations, reducing the balance of the investment to $1.8 million at December 31, 2012.

Ritz-Carlton Club

In October 2011, the Company invested approximately $0.8 million in exchange for a 19.41% non-controlling interest with a 10.00% return subject to certain conditions in the Ritz-Carlton Club, a condominium project in Lake Tahoe, California. In the second and third quarters of 2012, the Company contributed an additional $0.1 million of capital. During the year ended December 31, 2012, the Company recorded $0.8 million of losses from the entity against the equity investment, which was also recorded in loss from equity affiliates in the Company's 2012 Consolidated Statement of Operations, reducing the balance of the investment to $0 at December 31, 2012.

Lexford Portfolio

In December 2011, the Company completed a restructuring of a $67.6 million preferred equity loan on the Lexford Portfolio ("Lexford"), which is a portfolio of multi-family assets. The Company, along with a consortium of independent outside investors, made an additional preferred equity investment of $25.0 million in Lexford, of which the Company holds a $10.5 million interest, and Mr. Fred Weber, the Company's Executive Vice President of Structured Finance, holds a $0.5 million interest, as of December 31, 2012. The original preferred equity investment now bears a fixed rate of interest of 2.36%, revised from an original rate of LIBOR plus 5.00% (the loan was paying a modified rate of LIBOR plus 1.65% at the time of the new investment). The original preferred equity investment matures in June 2020. The new preferred equity investment has a fixed interest rate of 12% and also matures in June 2020. The Company, along with the same outside investors, also made a $0.1 million equity investment into Lexford, of which the Company held a $44,000 noncontrolling interest, and does not have the power to control the significant activities of the entity. During the fourth quarter of 2011, the Company recorded losses from the entity against the equity investment, reducing the balance to zero. The Company records this investment under the equity method of accounting. In addition, under

Note 5—Investment in Equity Affiliates (Continued)

the terms of the restructuring, Lexford's first mortgage lender required a change of property manager for the underlying assets. The new management company is an affiliate of Mr. Ivan Kaufman, the Company's chairman and chief executive officer, and has a contract with the new entity for 7.5 years and will be entitled to 4.75% of gross revenues of the underlying properties, along with the potential to share in the proceeds of a sale or refinancing of the debt should the management company remain engaged by the new entity at the time of such capital event. In the first quarter of 2012, Mr. Fred Weber invested $250,000 in the new management company and currently owns a 23.5% ownership interest. Mr. Ivan Kaufman and his affiliates currently own a 53.9% ownership interest.

Issuance of Junior Subordinated Notes

At December 31, 2008, the Company had invested a total of $8.3 million for 100% of the common shares of nine affiliate entities of the Company, which were formed to facilitate the issuance of $276.1 million of junior subordinated notes. These entities pay dividends on both the common shares and preferred securities on a quarterly basis at fixed and variable rates based on three-month LIBOR.

In March 2009, the Company purchased from its manager, ACM, approximately $9.4 million of junior subordinated notes originally issued by a wholly-owned subsidiary of the Company's operating partnership for $1.3 million. In addition, in May 2009, the Company exchanged $247.1 million of its outstanding trust preferred securities, consisting of $239.7 million of junior subordinated notes issued to third party investors and $7.4 million of common equity issued to the Company, which were recorded in investment in equity affiliates, in exchange for $268.4 million of newly issued unsecured junior subordinated notes. As a result of these transactions, the Company retired its $7.7 million of common equity and corresponding trust preferred securities reducing its investment in these entities to $0.6 million during the second quarter of 2009. In July 2009, the Company restructured its remaining $18.7 million of trust preferred securities that were not previously exchanged, however, the transaction did not retire the remaining common equity of $0.6 million, which remains as of December 31, 2012. See Note 7—"Debt Obligations" for further information relating to these transactions.

1107 Broadway

In 2005, the Company invested $10.0 million in exchange for a 20% ownership interest in 200 Fifth LLC, which owned two properties in New York City. In May 2007, the Company, as part of an investor group in the 200 Fifth LLC holding partnership, sold the 200 Fifth Avenue property for net proceeds of approximately $450.0 million and the investor group, on a pro-rata basis, retained an adjacent building located at 1107 Broadway. The partnership used the net proceeds from the sale to repay the $402.5 million outstanding debt on both the 200 Fifth Avenue and the 1107 Broadway properties, and used the remaining proceeds as a return of invested capital to the partners. As a result of the transaction, the Company received $9.5 million in proceeds as a return on invested capital and was repaid in full on its $137.0 million mezzanine debt, including all applicable interest.

In October 2007, the partnership sold 50% of its economic interest in the 1107 Broadway property. The partnership was recapitalized with financing of approximately $343.0 million, of which approximately $203.0 million was funded with the unfunded portion to be used to develop the property. The Company received net proceeds of approximately $39.0 million from this transaction as a return on invested capital. The investor group, on a pro-rata basis, retained a 50% economic interest in the

Note 5—Investment in Equity Affiliates (Continued)

property, representing approximately $29.0 million of capital. The Company recorded a $5.7 million investment in equity affiliate, a deferred gain of $5.7 million and a $2.2 million deferred tax asset, related to its 10% retained interest in the 1107 Broadway property. In 2010, the Company received a tax refund of $0.3 million and recorded a $1.9 million valuation allowance against the remaining deferred tax asset.

In September 2011, the partnership's interest in the property was sold by the partnership and the Company received $4.5 million related to its interest. As a result, the Company eliminated the investment of $5.7 million as well as the $5.7 million deferred gain related to this asset, and recorded a gain in income from equity affiliates of $3.9 million as well as other liabilities of $0.5 million for estimated additional costs to be incurred in connection with the closing of the transaction. As a result of the recognition of the deferred gain on the sale, the deferred tax asset was recognized and the related valuation allowance was reversed.

Summarized Financial Information

The condensed combined balance sheets for the Company's unconsolidated investments in equity affiliates accounted for under the equity method at December 31, 2012 and 2011 are as follows (amounts in thousands):

Condensed Combined Balance Sheets	December 31, 2012	December 31, 2011
Assets:		
Cash and cash equivalents	$ 4,727	$ 1,832
Real estate assets	699,474	706,130
Other assets	22,473	39,807
Total assets	$726,674	$747,769
Liabilities:		
Notes payable	$737,350	$734,140
Other liabilities	23,796	25,437
Total liabilities	761,146	759,577
Shareholders' equity Arbor(1)	3,015	3,884
Shareholders' (deficit) equity	(37,487)	(15,692)
Total shareholders' (deficit) equity	(34,472)	(11,808)
Total liabilities and deficit	$726,674	$747,769

(1) Combined with $56.0 million of cost method investments and $0.6 million of equity relating to the issuance of junior subordinated notes, equals $59.6 million and $60.5 million of investment in equity affiliates, at December 31, 2012 and 2011, respectively.

Note 5—Investment in Equity Affiliates (Continued)

The condensed combined statements of operations for the Company's unconsolidated investments in equity affiliates accounted for under the equity method for the years ended December 31, 2012, 2011 and 2010, are as follows (amounts in thousands):

Statements of Operations:	For the Year Ended 2012	2011	2010
Revenue:			
Rental income	$ 80,472	$10,626	$ 3,843
Interest income	813	814	817
Operating income	8,619	13,299	17,249
Reimbursement income	5,427	461	47
Other income	6,436	3,268	—
Total revenues	101,767	28,468	21,956
Expenses:			
Operating expenses	60,257	16,749	15,335
Interest expense	36,315	6,944	4,118
Depreciation and amortization	22,283	2,725	3,697
Other expenses	27	619	418
Total expenses	118,882	27,037	23,568
Net (loss) income	$(17,115)	$ 1,431	$(1,612)
Arbor's Share of net (loss) income	$ (698)(1)	$ (218)(2)	$ (123)(3)

(1) The increase in revenues, expenses and net loss was due to the Lexford investment discussed above.

(2) Combined with a $3.9 million gain on the sale of an equity method investment, equals $3.7 million of income from equity affiliates for the year ended December 31, 2011.

(3) Combined with a $1.1 million impairment of a cost method investment, equals $1.3 million of loss from equity affiliates for the year ended December 31, 2010.

Note 6—Real Estate Owned and Held-For-Sale

Real Estate Owned

The Company had a $29.8 million loan secured by a portfolio of multifamily assets in various locations of the United States that had a maturity date of June 2010 and a weighted average interest rate of approximately 4.26%. In prior years, the Company established an $18.4 million provision for loan loss related to this portfolio reducing its carrying value to $11.4 million as of December 31, 2010. In March 2011, the Company purchased the portfolio of multifamily assets (the "Multifamily Portfolio") securing this loan out of bankruptcy and assumed a $55.4 million first mortgage loan secured by the portfolio of assets. As of the date of this transaction, as well as at December 31, 2010, the loan was past due and non-performing. The Company recorded this transaction as real estate

Note 6—Real Estate Owned and Held-For-Sale (Continued)

owned in its first quarter 2011 Consolidated Financial Statements at a fair value of $65.3 million and the carrying value of the loan represented the fair value of the underlying collateral at the time of the transfer. For the first quarter of 2011, the Company did not record any property operating income or expenses from this portfolio because ownership did not pass to the Company until the end of the quarter and the Company believed that any operating activity that occurred were immaterial to the Company's interim Consolidated Financial Statements. In the second quarter of 2011, one of the properties in the Multifamily Portfolio was sold to a third party for $1.6 million and the proceeds were used to pay down the first lien mortgage. No gain or loss was recorded on the transaction as the asset was sold for its historical cost basis. For the years ended December 31, 2012 and 2011, the Company recorded property operating income of $11.0 million and $7.2 million, respectively, property operating expense of $9.9 million and $7.1 million, respectively, which includes $0.8 million and $1.1 million, respectively, of interest expense, and depreciation of $2.6 million and $2.4 million, respectively. At December 31, 2012, this investment's balance sheet was comprised of land of $15.7 million, building and intangible asset of approximately $46.5 million, which is net of $6.2 million of accumulated depreciation and amortization, cash of $0.3 million, restricted cash of $0.5 million due to a first mortgage escrow requirement, other assets of $0.4 million, other liabilities of $1.2 million and a mortgage note payable of $53.8 million. The Company finalized the purchase price allocation in the first quarter of 2012.

The Company's seven multifamily properties classified as real estate owned had weighted average occupancy rates of approximately 85% as of December 31, 2012, and had weighted average occupancy rates of approximately 79% as of December 31, 2011.

The Company had an $85.0 million loan secured by a portfolio of six hotel assets in Florida that had a maturity date of July 2014 and a weighted average interest rate of approximately 3.75%. During 2010, the Company established a $13.4 million provision for loan loss related to this portfolio reducing its carrying value to $71.6 million as of December 31, 2010. In February 2011, the portfolio of hotel assets (the "Hotel Portfolio") securing this loan were transferred to the Company by the owner, a creditor trust. As of the date of this transaction, as well as at December 31, 2010, the loan was contractually current. The Company recorded this transaction as real estate owned in its first quarter 2011 Consolidated Financial Statements at a fair value of $67.3 million and the carrying value of the loan represented the fair value of the underlying collateral at the time of the transfer. In the fourth quarter of 2012, one of the properties in the Hotel Portfolio was sold to a third party for $2.4 million and the Company recorded a gain on sale of $0.5 million. For the years ended December 31, 2012 and 2011, the Company recorded property operating income of $19.1 million and $16.1 million, respectively, property operating expense of $18.1 million and $14.3 million, respectively, depreciation of $3.1 million and $2.7 million, respectively, and loss from discontinued operations of $0.1 million and income from discontinued operations of less than $0.1 million, respectively. The operating results of the Hotel Portfolio are seasonal with the majority of revenues earned in the first two quarters of the calendar year. At December 31, 2012, this investment's balance sheet was comprised of land of $10.9 million, building of approximately $51.1 million, which is net of $5.9 million of accumulated depreciation, cash of $0.4 million, restricted cash of $0.5 million, other assets of $1.6 million, receivable from related party of $0.1 million and other liabilities of $2.2 million. The Company finalized the purchase price allocation within in the first quarter of 2012.

Note 6—Real Estate Owned and Held-For-Sale (Continued)

The Company's five hotel properties classified as real estate owned had weighted average occupancy rates of approximately 48% for the year ended December 31, 2012, and the six hotel properties classified as real estate owned had weighted average occupancy rates of approximately 46% for the year ended December 31, 2011.

Real Estate Held-For-Sale

The Company had a $5.6 million junior participating interest in a first mortgage loan secured by an apartment building in Tucson, Arizona that had a maturity date of July 2012 and bore interest at a fixed rate of 10%. During 2009, the Company established a $5.6 million provision for loan loss related to this property equal to the carrying value of the loan and in the second quarter of 2010, the Company purchased the property securing this loan by deed-in-lieu of foreclosure and assumed the $20.8 million interest in a first mortgage loan. The Company recorded this transaction as real estate owned in its Consolidated Financial Statements at a fair value of $20.8 million and the carrying value of the loan represented the fair value of the underlying collateral at the time of the transfer. During the fourth quarter of 2011, the Company entered into negotiations to sell the property to a third party at which time it was determined that the property met the held-for-sale requirements pursuant to the accounting guidance. As a result, the Company reclassified this investment from real estate owned to real estate held-for-sale at a value of $19.4 million and reclassified property operating income and expenses and impairment loss for current and prior periods to discontinued operations in the Company's Consolidated Financial Statements. In addition, discontinued operations have not been segregated in the Company's Consolidated Statements of Cash Flows. The Company sold the property in March 2012 and recorded a gain on sale of real estate held-for-sale of $3.5 million in its Consolidated Statement of Operations and the $20.8 million first mortgage loan was paid off. For the year ended December 31, 2012, income from discontinued operations consisted of property operating income of $0.6 million and property operating expense of $0.5 million, which includes $0.3 million of interest expense. For the years ended December 31, 2011 and 2010, loss from discontinued operations consisted of property operating income of $2.5 million and $1.7 million, respectively, property operating expense of $2.4 million and $2.0 million, respectively, which included $1.3 million and $1.0 million, respectively, of interest expense, and depreciation of $0.7 million and $0.6 million, respectively.

The Company had a $4.0 million bridge loan secured by a hotel located in St. Louis, Missouri that matured in 2009 and bore interest at a variable rate of LIBOR plus 5.00%. In April 2009, the borrower delivered a deed-in-lieu of foreclosure to the Company. As a result, during the second quarter of 2009 the Company recorded this investment on its Consolidated Balance Sheet as real estate owned at a fair value of $2.9 million. The carrying value represented the fair value of the underlying collateral at the time of the transfer. During the second quarter of 2011, through site visits and discussion with market participants, the Company determined that the asset exhibited indicators of impairment and performed an impairment analysis. As a result of the impairment analysis based on the indicators of value from the market participants, the Company recorded an impairment loss of $0.8 million in the Consolidated Statement of Operations. During the third quarter of 2011, the Company entered into negotiations to sell the property to a third party at which time it was determined that the property met the held-for-sale requirements pursuant to the accounting guidance. As a result, the Company reclassified this investment from real estate owned to real estate held-for-sale at a value of $1.9 million and reclassified property operating income and expenses and impairment loss for current and prior periods

Note 6—Real Estate Owned and Held-For-Sale (Continued)

to discontinued operations in the Company's Consolidated Financial Statements. In addition, discontinued operations have not been segregated in the Company's Consolidated Statements of Cash Flows. In the fourth quarter of 2011, the Company recorded an additional impairment loss of $0.7 million in the Consolidated Statement of Operations, reducing the carrying value of the investment to $1.2 million. The Company sold the property in March 2012 and recorded a gain on sale of real estate held-for-sale of less than $0.1 million in its Consolidated Statement of Operations. For the year ended December 31, 2012, income from discontinued operations consisted of net property operating income of $0.2 million. For the years ended December 31, 2011 and 2010, loss from discontinued operations consisted of property operating income of $0.3 million and $0.8 million, respectively, property operating expense of $1.0 million and $1.5 million, respectively, and depreciation of less than $0.1 million, respectively.

The Company had a $9.9 million bridge loan secured by a motel located in Long Beach, California that matured in 2008 and bore interest at a variable rate of LIBOR plus 4.00%. During 2008 and 2009, the Company recorded a $4.3 million provision for loan loss related to this property reducing the carrying amount to $5.6 million. In August 2009, the Company was the winning bidder at a foreclosure sale of the property securing this loan which was recorded as real estate owned. The carrying value represented the then fair value of the underlying collateral at the time of the sale. During the third quarter of 2010, the Company agreed to sell the property to a third party at which time it was determined that the property met the held-for-sale requirements pursuant to the accounting guidance. As a result, the Company reclassified this investment from real estate owned to real estate held-for-sale at a value of $5.5 million and reclassified property operating income and expenses for current and prior periods to discontinued operations in the Company's Consolidated Financial Statements. In addition, discontinued operations have not been segregated in the Company's Consolidated Statements of Cash Flows. For the year ended December 31, 2010, loss from discontinued operations consisted of property operating income of $0.5 million, property operating expense of $0.8 million and depreciation of less than $0.1 million. The Company sold the property to the third party receiving net proceeds of approximately $6.8 million and recording a gain of $1.3 million to income from discontinued operations in its Consolidated Statement of Operations in October 2010.

The Company had a $5.0 million mezzanine loan secured by an office building located in Indianapolis, Indiana that was scheduled to mature in June 2012 and bore interest at a fixed rate of 10.72%. During the first quarter of 2008, the Company established a $1.5 million provision for loan loss related to this property reducing the carrying value to $3.5 million at March 31, 2008. In April 2008, the Company was the winning bidder at a UCC foreclosure sale of the entity which owns the equity interest in the property securing this loan, subject to a $41.4 million first mortgage on the property. As a result, during the second quarter of 2008, the Company recorded this investment on its Consolidated Balance Sheet as real estate owned at fair value, which included the Company's $3.5 million carrying value of the mezzanine loan and the $41.4 million first lien mortgage note payable. During the third quarter of 2009, the Company mutually agreed with a first mortgage lender to appoint a receiver to operate the property and the Company was working to assist in the transfer of title to the first mortgage lender. As a result, the Company reclassified this investment from real estate owned to real estate held-for-sale at a fair value of $41.4 million, reclassified property operating income and expenses for current and prior periods to discontinued operations in the Company's Consolidated Financial Statements, and recorded an impairment loss of $4.9 million in 2009. The real estate held-for-sale

Note 6—Real Estate Owned and Held-For-Sale (Continued)

investment consisted of land and building, net of accumulated depreciation, of approximately $41.4 million, a mortgage note payable held-for-sale of $41.4 million and other liabilities of $1.2 million. The Company did not record interest expense related to the note payable, as the interest expense was non-recourse and the Company was in the process of cooperating with the receiver and the first lien holder in order for the first lien holder to take title to the office building. The Company also did not believe that net income for the office building was realizable and, as such, did not record any income or loss on this held-for-sale investment up to its transfer. In May 2012, the Company surrendered the property to the first mortgage lender in full satisfaction of the mortgage note payable and recorded income from discontinued operations of $1.2 million related to the reversal of accrued liabilities which were not incurred.

Note 7—Debt Obligations

The Company utilizes repurchase agreements, warehouse credit facilities, a revolving credit facility, collateralized debt obligations, a collateralized loan obligation, junior subordinated notes, a note payable, loan participations and mortgage notes payable to finance certain of its loans and investments. Borrowings underlying these arrangements are primarily secured by a significant amount of the Company's loans and investments.

Note 7—Debt Obligations (Continued)

Repurchase Agreements and Credit Facilities

The following table outlines borrowings under the Company's repurchase agreements and credit facilities as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011	
	Debt Carrying Value	Collateral Carrying Value	Debt Carrying Value	Collateral Carrying Value
Repurchase agreement, financial institution, rolling monthly term, interest is variable based on one-month LIBOR; the weighted average note rate was 1.75% and 1.69%, respectively	$ 35,072,000	$ 43,604,281	$26,105,000	$29,192,267
Repurchase agreement, financial institution, rolling monthly term, interest is variable based on one-month LIBOR; the weighted average note rate was 1.73%	689,619	827,488	—	—
Warehousing credit facility, financial institution, $50.0 million committed line, expiration July 2013, interest is variable based on one-month LIBOR, the weighted average note rate was 3.00% and 3.09%, respectively	50,000,000	70,075,000	50,000,000	70,192,000
Warehousing credit facility, financial institution, $17.3 million committed line, expiration December 2013, interest is variable based on LIBOR or Prime, the weighted average note rate was 3.00%	17,300,000	30,000,000	—	—
Warehousing credit facility, financial institution, $12.6 million committed line, expiration December 2013, interest is variable based on LIBOR or Prime, the weighted average note rate was 3.00%	12,600,000	18,000,000	—	—
Revolving credit facility, financial institution, $15.0 million committed line, expiration May 2013, interest is fixed at 8.00% with a 1.00% non-use fee, the weighted average note rate was 8.11%	15,000,000	—	—	—
Total repurchase agreements and credit facilities	$130,661,619	$162,506,769	$76,105,000	$99,384,267

Note 7—Debt Obligations (Continued)

At December 31, 2012 and 2011, the weighted average note rate for the Company's repurchase agreements and credit facilities was 3.25% and 2.61%, respectively. There were no interest rate swaps on these facilities at December 31, 2012 and 2011. Including certain fees and costs, the weighted average note rate was 3.82% and 3.10% at December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012, the Company financed the purchase of 17 RMBS investments with a repurchase agreement with a financial institution for a total of $54.7 million and paid down the total debt by $45.7 million due to principal paydowns received on the RMBS investments. During the year ended December 31, 2011, the Company financed the purchase of seven RMBS investments with this repurchase agreement for a total of $30.0 million and paid down the total debt by $3.9 million due to principal paydowns received on the RMBS investments. See Note 4—"Securities" for further details. The total debt balance was $35.1 million and $26.1 million at December 31, 2012 and 2011, respectively. The facility generally finances between 60% and 90% of the value of each investment, has a rolling monthly term, and bears interest at a rate of 125 to 200 basis points over LIBOR. The facility also includes a minimum net worth covenant of $100.0 million.

In the second quarter of 2012, the Company financed the purchase of an RMBS investment with another repurchase agreement with a financial institution for $0.8 million and paid down the debt by $0.1 million due to principal paydowns received on the RMBS investment in the fourth quarter of 2012. The debt balance was $0.7 million at December 31, 2012. See Note 4—"Securities" for further details. The facility finances 80% of the value of the investment, has a rolling monthly term, and bears interest at a rate of 185 basis points over LIBOR.

In July 2011, the Company entered into a two year, $50.0 million warehouse facility with a financial institution to finance first mortgage loans on multifamily properties. The facility bears interest at a rate of 275 basis points over LIBOR, required a 1% commitment fee upon closing, matures in July 2013 with a one year extension option that requires two 5% paydowns and has warehousing and non-use fees. The facility also has a maximum advance rate of 75% and contains several restrictions including full repayment of an advance if a loan becomes 60 days past due, is in default or is written down by the Company. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios. The facility also has a compensating balance requirement of $50.0 million to be maintained by the Company and its affiliates. At December 31, 2012, the outstanding balance of this facility was $50.0 million. In January 2013, the Company amended the facility, increasing the committed amount to $75.0 million and the facility was paid down to $0 as part of the issuance of a second CLO.

In December 2012, the Company entered into a $17.3 million warehouse facility with a financial institution to finance the first mortgage loan on a multifamily property. The facility bears interest at a rate of 275 basis points over LIBOR or Prime at the Company's election, required a 1% commitment fee upon closing and matures in December 2017. The facility also has a maximum advance rate of 58%, which can be increased to 65% under certain specified conditions, and contains several restrictions including full repayment of an advance if the loan becomes 60 days past due, is in default or is written down by the Company. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated

Note 7—Debt Obligations (Continued)

notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios. At December 31, 2012, the outstanding balance of this facility was $17.3 million. In January 2013, the facility was repaid in full as part of the issuance of a second CLO.

In June 2012, the Company entered into a $12.6 million warehouse facility with a financial institution to finance the first mortgage loan on a multifamily property. The facility bears interest at a rate of 275 basis points over LIBOR or Prime at the Company's election, required a 1% commitment fee upon closing, matures in December 2013 and has a non-use fee. The facility also has a maximum advance rate of 70%, which can be increased to 75% under certain specified conditions, and contains several restrictions including full repayment of an advance if the loan becomes 60 days past due, is in default or is written down by the Company. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios. At December 31, 2012, the outstanding balance of this facility was $12.6 million. In January 2013, the facility was repaid in full as part of the issuance of a second CLO.

In May 2012, the Company entered into a $15.0 million committed revolving line of credit with a one year term maturing in May 2013, which is secured by a portion of the bonds originally issued by the Company's CDO entities that have been repurchased by the Company. This facility has a 1% commitment fee, a 1% non-use fee and pays interest at a fixed rate of 8% on any drawn portion of the line. The facility also includes a debt service coverage ratio requirement for the posting of collateral. At December 31, 2012, the outstanding balance of this facility was $15.0 million. In January 2013, the Company amended the facility, increasing the committed amount to $20.0 million and a fixed rate of interest of 8.5% on any drawn portion of the $20.0 million commitment. The amendment also includes a one year extension option upon maturity in May 2013 and requires a 1% commitment fee, a 1% non-use fee and pays interest at a fixed rate of 8.5% on any drawn portion of the line.

In February 2013, the Company entered into a one year, $50.0 million warehouse facility with a financial institution to finance first mortgage loans on multifamily properties. The facility bears interest at a rate of 250 basis points over LIBOR, requires a 12.5 basis point commitment fee upon closing, matures in February 2014, has warehousing and non-use fees and allows for an original warehousing period of up to 24 months with a one year extension option from the initial advance on an asset, subject to certain conditions. The facility also has a maximum advance rate of 75% and contains certain restrictions including partial prepayment of an advance if a loan becomes 90 days past due or in the process of foreclosure, subject to certain conditions. The facility also includes various financial covenants including a minimum liquidity requirement of $20.0 million, minimum tangible net worth which includes junior subordinated notes as equity of $150.0 million, maximum total liabilities less subordinate debt of $2.0 billion, as well as certain other debt service coverage ratios and debt to equity ratios.

In the first quarter of 2010, the Company entered into an agreement with Wachovia Bank, National Association, owned by Wells Fargo, National Association ("Wachovia") whereby the Company could retire all of its $335.6 million of debt outstanding at the time the parties began to negotiate the agreement for a discounted payoff amount of $176.2 million, representing 52.5% of the face amount of

Note 7—Debt Obligations (Continued)

the debt. The $335.6 million of indebtedness was comprised of $286.1 million of term debt and a $49.5 million working capital facility. Upon closing on the discounted payoff agreement on June 30, 2010, the Company recorded a $158.4 million gain to its 2010 Consolidated Statement of Operations, net of $0.4 million of stock warrant expense and $0.6 million of other various expenses and commissions. Estimated state income taxes were approximately $0.9 million and recorded in provision for income taxes resulting in a net gain of approximately $157.5 million. In June 2010, the Company entered into a new $26.0 million term financing agreement with a different financial institution collateralized by two multi-family loans. The maturity date of the facility was in December 2010 and the facility bore an Interest rate of LIBOR plus 500 basis points or Prime plus 500 basis points. The Company paid a 1% commitment fee upon closing. In October 2010, the Company repaid the $26.0 million facility. In July 2009, the Company had amended and restructured its term credit agreements, revolving credit agreement and working capital facility (the "Amended Agreements") with Wachovia. Pursuant to the Amended Agreements, the interest rate for the term loan facility was changed to LIBOR plus 350 basis points from LIBOR plus approximately 200 basis points and the interest rate on the working capital facility was changed to LIBOR plus 800 basis points from LIBOR plus 500 basis points. The Company had also agreed to pay a commitment fee of 1.00% payable over three years and issued Wachovia 1.0 million warrants at an average strike price of $4.00. All of the warrants expire on July 23, 2015 and no warrants have been exercised to date. The warrants were valued at approximately $0.6 million upon issuance using the Black-Scholes method and were partially amortized into interest expense in the Company's Consolidated Statement of Operations as of the second quarter of 2010. The remaining portion totaling $0.4 million was expensed as part of the Wachovia discounted payoff gain above. See Note 13—"Equity—Warrants" for further details.

Note 7—Debt Obligations (Continued)

Collateralized Debt Obligations

The following table outlines borrowings and the corresponding collateral under the Company's collateralized debt obligations as of December 31, 2012:

	Debt		Collateral						
			Loans		Securities			Cash	
	Face Value	Carrying Value	Unpaid Principal(1)	Carrying Value(1)	Face Value	Carrying Value	Fair Value(2)	Restricted Cash(3)	Collateral At-Risk(4)
CDO I—Issued four investment grade tranches January 19, 2005. Reinvestment period through April 2009. Stated maturity date of February 2040. Interest is variable based on three-month LIBOR; the weighted average note rate was 3.28%	$133,994,136	$139,856,472	$ 299,881,599	$ 238,852,726	$ —	$ —	$ —	$ 1,036,155	$207,772,049
CDO II—Issued nine investment grade tranches January 11, 2006. Reinvestment period through April 2011. Stated maturity date of April 2038. Interest is variable based on three-month LIBOR; the weighted average note rate was 3.24%	231,186,301	237,209,429	395,266,909	345,919,525	10,000,000	1,100,000	1,100,000	470,952	188,271,174
CDO III—Issued ten investment grade tranches December 14, 2006. Reinvestment period through January 2012. Stated maturity date of January 2042. Interest is variable based on three-month LIBOR; the weighted average note rate was 0.68%	426,458,233	435,386,944	515,403,735	485,235,214	—	—	—	24,819,361	244,697,945
Total CDOs	$791,638,670	$812,452,845	$1,210,552,243	$1,070,007,465	$10,000,000	$1,100,000	$1,100,000	$26,326,468	$640,741,168

The following table outlines borrowings and the corresponding collateral under the Company's collateralized debt obligations as of December 31, 2011:

	Debt		Collateral						
			Loans		Securities			Cash	
	Face Value	Carrying Value	Unpaid Principal(1)	Carrying Value(1)	Face Value	Carrying Value	Fair Value(2)	Restricted Cash(3)	Collateral At-Risk(4)
CDO I—Issued four investment grade tranches January 19, 2005. Reinvestment period through April 2009. Stated maturity date of February 2040. Interest is variable based on three-month LIBOR; the weighted average note rate was 4.49%	$160,435,201	$ 166,513,982	$ 329,771,834	$ 267,636,713	$ 734,969	$ 742,602	$ 737,423	$ 22,136	$152,303,041
CDO II—Issued nine investment grade tranches January 11, 2006. Reinvestment period through April 2011. Stated maturity date of April 2038. Interest is variable based on three-month LIBOR; the weighted average note rate was 2.83%	285,827,267	292,073,302	443,418,527	380,782,546	10,000,000	2,000,000	2,000,000	17,136,397	131,932,659
CDO III—Issued ten investment grade tranches December 14, 2006. Reinvestment period through January 2012. Stated maturity date of January 2042. Interest is variable based on three-month LIBOR; the weighted average note rate was 1.24%	534,791,657	544,028,109	579,343,579	531,123,295	—	—	—	24,795,495	171,427,137
Total CDOs	$981,054,125	$1,002,615,393	$1,352,533,940	$1,179,542,554	$10,734,969	$2,742,602	$2,737,423	$41,954,028	$455,662,837

(1) Amounts include loans to real estate assets consolidated by the Company that were reclassified to real estate owned and held-for-sale, net on the Consolidated Financial Statements.

Note 7—Debt Obligations (Continued)

(2) The security with a fair value of $1,100,000 was rated CCC- at December 31, 2012 and 2011 by Standard & Poor's. The security with a fair value of $737,423 at December 31, 2011 was rated AAA at December 31, 2011 by Standard & Poor's.

(3) Represents restricted cash held for reinvestment and/or principal repayments in the CDOs. Does not include restricted cash related to interest payments, delayed fundings and expenses.

(4) Amounts represent the face value of collateral in default, as defined by the CDO indenture, as well as assets deemed to be "credit risk". Credit risk assets are reported by each of the CDOs and are generally defined as one that, in the CDO collateral manager's reasonable business judgment, has a significant risk of declining in credit quality or, with a passage of time, becoming a defaulted asset.

At December 31, 2012 and 2011, the aggregate weighted average note rate for the Company's collateralized debt obligations, including the cost of interest rate swaps on assets financed in these facilities, was 1.87% and 2.23%, respectively. Excluding the effect of swaps, the weighted average note rate at December 31, 2012 and 2011 was 0.86% and 1.14%, respectively. Including certain fees and costs, the weighted average note rate was 2.77% and 3.25% at December 31, 2012 and 2011, respectively.

On January 19, 2005, the Company completed its first collateralized debt obligation vehicle, issuing to third party investors four tranches of investment grade collateralized debt obligations ("CDO I") through a newly-formed wholly-owned subsidiary, Arbor Realty Mortgage Securities Series 2004-1, Ltd. ("the Issuer"). At inception, the Issuer held assets, consisting primarily of bridge loans, mezzanine loans and cash totaling approximately $469.0 million, which serve as collateral for CDO I. The Issuer issued investment grade notes with an initial principal amount of approximately $305.0 million and a wholly-owned subsidiary of the Company purchased the preferred equity interests of the Issuer. The four investment grade tranches were issued with floating rate coupons with an initial combined weighted average rate of three-month LIBOR plus 0.77%. CDO I was replenished with substitute collateral for loans that were repaid during the first four years of CDO I, up until April 2009. Thereafter, the outstanding debt balance is reduced as loans are repaid. The Company incurred approximately $7.2 million of issuance costs which is amortized on a level yield basis over the average estimated life of CDO I. As of April 15, 2009, CDO I has reached the end of its replenishment period and will no longer make $2.0 million amortization payments to investors that were made quarterly prior to the replenishment date. Investor capital is repaid quarterly from proceeds received from loan repayments held as collateral in accordance with the terms of the CDO. Proceeds distributed are recorded as a reduction of the CDO liability. Proceeds of $26.4 million and $52.8 million were distributed in 2012 and 2011, respectively. The CDO liability is also reduced as the investment grade notes are purchased by the Company—see below. The outstanding note balance for CDO I was $139.9 million and $166.5 million at December 31, 2012 and 2011, respectively.

On January 11, 2006, the Company completed its second collateralized debt obligation vehicle, issuing to third party investors nine tranches of investment grade collateralized debt obligations ("CDO II") through a newly-formed wholly-owned subsidiary, Arbor Realty Mortgage Securities Series 2005-1, Ltd. ("the Issuer II"). At inception, the Issuer II held assets, consisting primarily of bridge loans, mezzanine loans and cash totaling approximately $475.0 million, which serve as collateral for CDO II. The Issuer II issued investment grade notes with an initial principal amount of approximately $356.0 million and a wholly-owned subsidiary of the Company purchased the preferred equity interests of the Issuer II. The nine investment grade tranches were issued with floating rate coupons with an initial combined weighted average rate of three-month LIBOR plus 0.74%. CDO II was replenished with substitute collateral for loans that were repaid during the first five years of CDO II, up until April 2011. Thereafter, the outstanding debt balance is reduced as loans are repaid.

Note 7—Debt Obligations (Continued)

The Company incurred approximately $6.2 million of issuance costs which is being amortized on a level yield basis over the average estimated life of CDO II. As of April 15, 2011, CDO II has reached the end of its replenishment period and will no longer make $1.2 million amortization payments to investors that were made quarterly prior to the replenishment date. Investor capital is repaid quarterly from proceeds received from loan repayments held as collateral in accordance with the terms of the CDO. Proceeds distributed are recorded as a reduction of the CDO liability. Proceeds of $46.0 million and $1.4 million were distributed and recorded as a reduction of the CDO II liability during both 2012 and 2011, respectively. The CDO liability is also reduced as the investment grade notes are purchased by the Company—see below. The outstanding note balance for CDO II was $237.2 million and $292.1 million at December 31, 2012 and 2011, respectively.

On December 14, 2006, the Company completed its third collateralized debt obligation vehicle, issuing to third party investors ten tranches of investment grade collateralized debt obligations ("CDO III") through a newly-formed wholly-owned subsidiary, Arbor Realty Mortgage Securities Series 2006-1, Ltd. ("the Issuer III"). At inception, the Issuer III held assets, consisting primarily of bridge loans, mezzanine loans, junior participation loans, preferred equity investments and cash totaling approximately $500.0 million, which serve as collateral for CDO III. The Issuer III issued investment grade notes with an initial principal amount of approximately $547.5 million, including a $100.0 million revolving note class that provides a revolving note facility and a wholly-owned subsidiary of the Company purchased the preferred equity interests of the Issuer III. The ten investment grade tranches were issued with floating rate coupons with an initial combined weighted average rate of three-month LIBOR plus 0.44% and the revolving note facility has a commitment fee of 0.22% per annum on the undrawn portion of the facility. CDO III was replenished with substitute collateral for loans that were repaid during the first five years up to January 2012. Thereafter, the outstanding debt balance will be reduced as loans are repaid. As of January 15, 2012, CDO III has reached the end of its replenishment period. Investor capital will be repaid quarterly from proceeds received from loan repayments held as collateral in accordance with the terms of the CDO. Proceeds distributed are recorded as a reduction of the CDO liability. Proceeds of $50.7 million were distributed in 2012. The CDO liability is also reduced as the investment grade notes are purchased by the Company—see below. The Company incurred approximately $9.7 million of issuance costs which is being amortized on a level yield basis over the average estimated life of CDO III. The outstanding note balance for CDO III was $350.8 million and $544.0 million at December 31, 2012 and 2011, respectively. CDO III has $100.0 million revolving note class that provides a revolving note facility. The outstanding revolving note facility for CDO III was $84.6 million and $100.0 million at December 31, 2012 and 2011, respectively.

Proceeds from the sale of the 23 investment grade tranches issued in CDO I, CDO II and CDO III were used to repay outstanding debt under the Company's repurchase agreements and notes payable. The assets pledged as collateral were contributed from the Company's existing portfolio of assets.

The Company accounts for these transactions on its Consolidated Balance Sheet as financing facilities. The Company's CDOs are VIEs for which the Company is the primary beneficiary and are consolidated in the Company's Financial Statements accordingly. The investment grade tranches are treated as secured financings, and are non-recourse to the Company.

Note 7—Debt Obligations (Continued)

During the year ended December 31, 2012, the Company purchased, at a discount, $66.2 million of investment grade rated Class B, C, D, E, F, G and H notes originally issued by its CDO II and CDO III issuing entities for a price of $35.8 million from third party investors and recorded a net gain on extinguishment of debt of $30.5 million in its 2012 Consolidated Statement of Operations.

During the year ended December 31, 2011, the Company purchased, at a discount, $21.3 million of investment grade rated Class B, C, D, E and F notes originally issued by its three CDO issuing entities for a price of $10.4 million from third party investors and recorded a net gain on extinguishment of debt of $10.9 million from these transactions in its 2011 Consolidated Statement of Operations.

During the year ended December 31, 2010, the Company purchased, at a discount, $67.7 million of investment grade rated Class A2, B, C, D, E, F and G notes originally issued by its three CDO issuing entities for a price of $22.8 million from third party investors, except for a $15.0 million Class B note which was purchased from the Company's manager, ACM, for a price of approximately $6.2 million. In 2010, ACM purchased this note from a third party investor for approximately $6.2 million. The Company recorded a net gain on extinguishment of debt of $44.8 million from these transactions in its 2010 Consolidated Statement of Operations.

In 2010, the Company re-issued its own CDO bonds it had acquired throughout 2009 with an aggregate face amount of approximately $42.8 million as part of an exchange for the retirement of $114.1 million of its junior subordinated notes. This transaction resulted in the recording of $65.2 million of additional CDO debt, of which $42.3 million represents the portion of the Company's CDO bonds that were exchanged and $22.9 million represents the estimated interest due on the reissued bonds through their maturity, of which $20.8 million remains at December 31, 2012. See "Junior Subordinated Notes" below for further details.

The following table sets forth the face amount and gain on extinguishment of the Company's CDO bonds repurchased in the following periods by bond class:

	For the Year Ended December 31,					
	2012		2011		2010	
Class:	Face Amount	Gain	Face Amount	Gain	Face Amount	Gain
A2	$ —	$ —	$ —	$ —	$ 7,375,000	$ 4,683,125
B	13,000,000	4,615,000	5,654,540	2,086,799	35,500,000	20,182,344
C	3,329,509	1,200,182	7,005,291	3,502,815	12,350,132	9,823,405
D	13,350,000	5,819,066	2,433,912	1,428,950	822,216	680,384
E	13,765,276	6,445,033	2,291,855	1,403,761	1,636,457	1,374,624
F	9,708,556	5,048,417	3,918,343	2,455,892	5,936,662	4,828,921
G	8,672,039	4,777,138	—	—	4,030,552	3,254,671
H	4,403,771	2,554,187	—	—	—	—
Total	$66,229,151	$30,459,023	$21,303,941	$10,878,217	$67,651,019	$44,827,474

Note 7—Debt Obligations (Continued)

Collateralized Loan Obligation

The following table outlines borrowings and the corresponding collateral under the Company's collateralized loan obligation as of December 31, 2012:

	Debt		Collateral		
			Loans		Cash
	Face Value	Carrying Value	Unpaid Principal	Carrying Value	Restricted Cash
CLO—Issued two investment grade tranches September 24, 2012. Replacement period through September 2014. Stated maturity date of October 2022. Interest is variable based on three-month LIBOR; the weighted average note rate was 3.65%	$87,500,000	$87,500,000	$125,086,650	$124,525,103	$ —

On September 24, 2012, the Company completed its first collateralized loan obligation, or CLO, issuing to third party investors two tranches of investment grade collateralized loan obligations through a newly-formed wholly-owned subsidiaries, Arbor Realty Collateralized Loan Obligation 2012-1, Ltd. (the "Issuer") and Arbor Realty Collateralized Loan Obligation 2012-1, LLC (the "Co-Issuer" and together with the Issuer, the "Issuers"). Initially, the notes are secured by a portfolio of loan obligations with a face value of approximately $125.1 million, consisting primarily of bridge loans and a senior participation interest in a first mortgage loan that were contributed from the Company's existing loan portfolio. The financing has a two-year replacement period that allows the principal proceeds and sale proceeds (if any) of the loan obligations to be reinvested in qualifying replacement loan obligations, subject to the satisfaction of certain conditions set forth in the indenture. Thereafter, the outstanding debt balance will be reduced as loans are repaid. The aggregate principal amounts of the two classes of notes were $75.0 million of Class A senior secured floating rate notes and $12.5 million of Class B secured floating rate notes. The Company retained a residual interest in the portfolio with a notional amount of $37.6 million. The notes have an initial weighted average interest rate of approximately 3.39% plus one-month LIBOR and interest payments on the notes are payable monthly, beginning on November 15, 2012, to and including October 15, 2022, the stated maturity date of the notes. The Company incurred approximately $2.3 million of issuance costs which is being amortized on a level yield basis over the average estimated life of the CLO. Including certain fees and costs, the weighted average note rate was 4.33% at December 31, 2012. The Company accounts for this transaction on its balance sheet as a financing facility. The Company's CLO is a VIE for which the Company is the primary beneficiary and is consolidated in the Company's financial statements. The two investment grade tranches are treated as a secured financing, and are non-recourse to the Company.

On January 28, 2013, The Company completed its second CLO, issuing to third party investors two tranches of investment grade collateralized loan obligations through a newly-formed wholly-owned

Note 7—Debt Obligations (Continued)

subsidiaries, Arbor Realty Collateralized Loan Obligation 2013-1, Ltd. (the "Issuer") and Arbor Realty Collateralized Loan Obligation 2013-1, LLC (the "Co-Issuer" and together with the Issuer, the "Issuers"). As of the CLO closing date, the notes are secured by a portfolio of loan obligations with a face value of approximately $210.0 million, consisting primarily of bridge loans and a senior participation interest in a first mortgage loan that were contributed from the Company's existing loan portfolio. The financing has a two-year replacement period that allows the principal proceeds and sale proceeds (if any) of the loan obligations to be reinvested in qualifying replacement loan obligations, subject to the satisfaction of certain conditions set forth in the indenture. Thereafter, the outstanding debt balance will be reduced as loans are repaid. The proceeds of the issuance of the securities also includes $50.0 million for the purpose of acquiring additional loan obligations for a period of up to 90 days from the closing date of the CLO, at which point it is expected that the Issuer will own loan obligations with a face value of approximately $260.0 million. The aggregate principal amounts of the two classes of notes were $156.0 million of Class A senior secured floating rate notes and $21.0 million of Class B secured floating rate notes. The Company retained a residual interest in the portfolio with a notional amount of approximately $83.0 million. The notes have an initial weighted average interest rate of approximately 2.36% plus one-month LIBOR and interest payments on the notes are payable monthly, beginning on March 15, 2013, to and including February 15, 2023, the stated maturity date of the notes. The Company incurred approximately $3.4 million of issuance costs which is being amortized on a level yield basis over the average estimated life of the CLO. Including certain fees and costs, the weighted average note rate is expected to be 3.03%. The Company expects to account for this transaction on its balance sheet as a financing facility.

Note 7—Debt Obligations (Continued)

Junior Subordinated Notes

The following table outlines borrowings under the Company's junior subordinated notes as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
	Debt Carrying Value	Debt Carrying Value
Junior subordinated notes, maturity March 2034, unsecured, face amount of $28.0 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 3.18% and 0.50%, respectively	$ 25,289,857	$ 25,203,958
Junior subordinated notes, maturity April 2035, unsecured, face amount of $7.0 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 3.51% and 0.50%, respectively	6,296,128	6,277,218
Junior subordinated notes, maturity March 2034, unsecured, face amount of $28.0 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 3.18% and 0.50%, respectively	25,289,857	25,203,958
Junior subordinated notes, maturity March 2034, unsecured, face amount of $27.3 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 3.18% and 0.50%, respectively	24,656,921	24,573,169
Junior subordinated notes, maturity June 2036, unsecured, face amount of $14.6 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 2.83% and 0.50%, respectively	13,160,155	13,121,735
Junior subordinated notes, maturity April 2037, unsecured, face amount of $15.7 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 2.74% and 0.50%, respectively	14,142,185	14,100,534
Junior subordinated notes, maturity April 2037, unsecured, face amount of $31.5 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 2.74% and 0.50%, respectively	28,410,761	28,327,185
Junior subordinated notes, maturity April 2035, unsecured, face amount of $21.2 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 3.51% and 0.50%, respectively	19,147,508	19,087,154
Junior subordinated notes, maturity June 2036, unsecured, face amount of $2.6 million, interest rate fixed until 2012 then variable based on three-month LIBOR, the weighted average note rate was 2.83% and 0.50%, respectively	2,373,773	2,366,557
Total junior subordinated notes	$158,767,145	$158,261,468

The carrying value under these facilities was $158.8 million and $158.3 million at December 31, 2012 and 2011, which is net of a deferred amount of $17.1 million and $17.6 million, respectively. The current weighted average note rate was 3.08% and 0.50% at December 31, 2012 and 2011, however, based upon the accounting treatment for the restructuring mentioned below, the effective rate was 3.12% and 3.85% at December 31, 2012 and 2011, respectively. Including certain fees and costs, the weighted average note rate was 3.35% and 5.10% at December 31, 2012 and 2011, respectively. The

Note 7—Debt Obligations (Continued)

impact of these variable interest entities with respect to consolidation is discussed in Note 9—"Variable Interest Entities."

In 2010, the Company retired $114.1 million of its junior subordinated notes, with a carrying value of $102.1 million, in exchange for the re-issuance of its own CDO bonds it had acquired throughout 2009 with an aggregate face amount of $42.8 million, CDO bonds of other issuers it had acquired in the second quarter of 2008 with an aggregate face amount of $25.0 million and a carrying value of $0.4 million, and $10.5 million in cash. This transaction resulted in the recording of $65.2 million of additional CDO debt, of which $42.3 million represents the portion of the Company's CDO bonds that were exchanged and $22.9 million represents the estimated interest due on the bonds through their maturity, a reduction to securities available-for-sale of $0.4 million representing the fair value of CDO bonds of other issuers, and a gain on extinguishment of debt of $26.3 million, or $1.03 per basic and diluted common share, in the first quarter of 2010.

In 2009, the Company retired $265.8 million of its then outstanding trust preferred securities, primarily consisting of $258.4 million of junior subordinated notes issued to third party investors and $7.4 million of common equity issued to the Company in exchange for $289.4 million of newly issued unsecured junior subordinated notes, representing 112% of the original face amount. The notes bore a fixed interest rate of 0.50% per annum until March 31, 2012 or April 30, 2012 (the "Modification Period"). Thereafter, interest is to be paid at the rates set forth in the existing trust agreements until maturity, equal to three month LIBOR plus a weighted average spread of 2.90%, which was reduced to 2.77% after the exchange in 2010 mentioned above. The 12% increase to the face amount due upon maturity, which had a balance of $17.1 million at December 31, 2012, is being amortized into expense over the life of the notes. The Company also paid transaction fees of approximately $1.3 million to the issuers of the junior subordinated notes related to this restructuring which is being amortized over the life of the notes.

During the Modification Period, the Company was permitted to make distributions of up to 100% of taxable income to common shareholders. The Company had agreed that such distributions would be paid in the form of the Company's stock to the maximum extent permissible under the Internal Revenue Service rules and regulations in effect at the time of such distribution, with the balance payable in cash. This requirement regarding distributions in stock could have been terminated by the Company at any time, provided that the Company paid the note holders the original rate of interest from the time of such termination. The terms of the Modification Period expired in April 2012.

The junior subordinated notes are unsecured, have original maturities of 25 to 28 years, pay interest quarterly at a fixed rate or floating rate of interest based on three-month LIBOR and, absent the occurrence of special events, were not redeemable during the first two years.

Note 7—Debt Obligations (Continued)

Notes Payable

The following table outlines borrowings under the Company's notes payable as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011	
	Debt Carrying Value	Collateral Carrying Value	Debt Carrying Value	Collateral Carrying Value
Note payable relating to investment in equity affiliates, $50.2 million, expiration July 2016, interest is fixed, the weighted average note rate was 4.06%	$50,157,708	$55,988,411	$50,157,708	$55,988,411
Junior loan participation secured by the Company's interest in a mezzanine loan with a principal balance of $32.0 million, participation interest was based on a portion of the interest received from the loan which had a variable rate of LIBOR plus 4.35%	—	—	32,000,000	32,000,000
Junior loan participation, maturity of August 2012, secured by the Company's interest in a mezzanine loan with a principal balance of $11.8 million. The participation had a 0% rate of interest	—	—	2,000,000	2,000,000
Junior loan participation, secured by the Company's interest in a first mortgage loan with a principal balance of $1.3 million, participation interest was based on a portion of the interest received from the loan which has a fixed rate of 9.57%	1,300,000	1,300,000	1,300,000	1,300,000
Total notes payable	$51,457,708	$57,288,411	$85,457,708	$91,288,411

At December 31, 2012 and 2011, the aggregate weighted average note rate for the Company's notes payable was 3.95% and 4.14%, respectively. There were no interest rate swaps on the notes payable at December 31, 2012 and 2011.

In 2008, the Company recorded a $49.5 million note payable after receiving cash related to a transaction with Lightstone Value Plus REIT, L.P. to exchange the Company's profits interest in POM for operating partnership units in Lightstone Value Plus REIT, L.P. The note, which was paid down to $48.5 million as of December 31, 2008, was initially secured by the Company's interest in POM, matures in July 2016 and bears interest at a fixed rate of 4.06% with payment deferred until the closing of the transaction. Upon the closing of the POM transaction in March 2009, the note balance was increased to $50.2 million and is secured by the Company's investment in common and preferred operating partnership units in Lightstone Value Plus REIT, L.P. In March 2009, the Company also recorded a gain on exchange of profits interest of $56.0 million. See Note 5—"Investment in Equity Affiliates" for further details. At December 31, 2012, the outstanding balance of this note was $50.2 million.

In April 2011, the Company entered into a non-recourse junior loan participation in the amount of $32.0 million on a $50.0 million mezzanine loan. The loan was participated out to a subordinate lender at a discount and the Company received $28.8 million of proceeds. The subordinate lender received its proportionate share of the interest received from the loan, which had a variable rate of LIBOR plus 4.35% and a maturity of July 2012. The Company also had the right to sell its $18.0 million senior participation to the subordinate lender, at face value, in the event of default or if the loan was not repaid by July 9, 2012. In May 2012, the Company sold the $50.0 million mezzanine loan to the same

Note 7—Debt Obligations (Continued)

third party which relieved the Company's $32.0 million junior loan participation liability. In June 2011, the Company entered into a non-recourse junior loan participation in the amount of $2.0 million on an $11.8 million mezzanine loan. The participation had a 0% rate of interest and a maturity of August 2012. Upon maturity in August 2012, the Company was relieved of its $2.0 million junior loan participation liability. The Company also has a third junior loan participation with an outstanding balance at December 31, 2012 of $1.3 million on a $1.3 million bridge loan. Participations have a maturity date equal to the corresponding mortgage loan and are secured by the participant's interest in the mortgage loan. Interest expense is based on the portion of the interest received from the loan that is paid to the junior participant. The Company's obligation to pay interest on the participation is based on the performance of the related loan.

Mortgage Note Payable—Real Estate Owned

During 2011, the Company assumed a $55.4 million interest-only first lien mortgage in connection with the acquisition of real property pursuant to bankruptcy proceedings for an entity in which the Company had a $29.8 million loan secured the Multifamily Portfolio. The real estate investment was classified as real estate owned in the Company's Consolidated Balance Sheet in March 2011. The mortgage bears interest at a variable rate of one-month LIBOR plus 1.23% and has a maturity date of March 2014 with a one year and three month extension option. In June 2011, one of the properties in the Multifamily Portfolio was sold to a third party for $1.6 million and the proceeds were used to pay down the first lien mortgage to a balance of $53.8 million at December 31, 2012.

Mortgage Notes Payable—Held-For-Sale

During 2010, the Company assumed a $20.8 million interest-only first lien mortgage related to a deed in lieu of foreclosure agreement for an entity in which the Company had a $5.6 million junior participation loan secured by an apartment building. The real estate investment was originally classified as real estate owned and was reclassified as real estate held-for-sale in December 2011. The mortgage bore interest at a fixed rate of 6.23% and had a maturity date of December 2013 with a five year extension option. In March 2012, the Company sold the property to a third party and the first lien mortgage was paid off.

During 2008, the Company assumed a $41.4 million interest-only first lien mortgage related to the foreclosure of an entity in which the Company had a $5.0 million mezzanine loan. The real estate investment was originally classified as real estate owned and was reclassified as real estate held-for-sale at September 30, 2009. The mortgage bore interest at a fixed rate of 6.13% and had a maturity date of June 2012. In May 2012, the Company surrendered the property to the first mortgage lender in full satisfaction of the first lien mortgage.

Debt Covenants

The Company's debt facilities contain various financial covenants and restrictions, including minimum net worth, minimum liquidity and maximum debt balance requirements, as well as certain other debt service coverage ratios and debt to equity ratios. The Company was in compliance with all financial covenants and restrictions at December 31, 2012.

Note 7—Debt Obligations (Continued)

The Company's CDO and CLO vehicles contain interest coverage and asset overcollateralization covenants that must be met as of the waterfall distribution date in order for the Company to receive such payments. If the Company fails these covenants in any of its CDOs or CLO, all cash flows from the applicable CDO or CLO would be diverted to repay principal and interest on the outstanding CDO or CLO bonds and the Company would not receive any residual payments until that CDO or CLO regained compliance with such tests. The Company's CDOs and CLO were in compliance with all such covenants as of December 31, 2012, as well as on the most recent determination date in January 2013. In the event of a breach of the CDO or CLO covenants that could not be cured in the near-term, the Company would be required to fund its non-CDO or non-CLO expenses, including management fees and employee costs, distributions required to maintain REIT status, debt costs, and other expenses with (i) cash on hand, (ii) income from any CDO or CLO not in breach of a CDO or CLO covenant test, (iii) income from real property and loan assets, (iv) sale of assets, (v) or accessing the equity or debt capital markets, if available. The Company has the right to cure covenant breaches which would resume normal residual payments to it by purchasing non-performing loans out of the CDOs or CLO. However, the Company may not have sufficient liquidity available to do so at such time.

The chart below is a summary of the Company's CDO and CLO compliance tests as of the most recent determination date in January 2013:

Cash Flow Triggers	CDO I	CDO II	CDO III	CLO I
Overcollateralization(1)				
Current	172.73%	138.89%	105.90%	142.96%
Limit	145.00%	127.30%	105.60%	137.86%
Pass / Fail	Pass	Pass	Pass	Pass
Interest Coverage(2)				
Current	476.34%	453.78%	620,84%	257.78%
Limit	160.00%	147.30%	105.60%	120.00%
Pass / Fail	Pass	Pass	Pass	Pass

(1) The overcollateralization ratio divides the total principal balance of all collateral in the CDO and CLO by the total principal balance of the bonds associated with the applicable ratio. To the extent an asset is considered a defaulted security, the asset's principal balance for purposes of the overcollateralization test is the lesser of the asset's market value or the principal balance of the defaulted asset multiplied by the asset's recovery rate which is determined by the rating agencies. Rating downgrades of CDO and CLO collateral will generally not have a direct impact on the principal balance of a CDO and CLO asset for purposes of calculating the CDO's and CLO overcollateralization test unless the rating downgrade is below a significantly low threshold (e.g. CCC−) as defined in each CDO and CLO vehicle.

(2) The interest coverage ratio divides interest income by interest expense for the classes senior to those retained by the Company.

Note 7—Debt Obligations (Continued)

The chart below is a summary of the Company's CDO and CLO overcollateralization ratios as of the following determination dates:

Determination Date	CDO I	CDO II	CDO III	CLO I
January 2013	172.73%	138.89%	105.90%	142.96%
October 2012	171.36%	138.59%	105.64%	—
July 2012	168.66%	144.75%	106.96%	—
April 2012	167.82%	142.39%	107.59%	—
January 2012	167.80%	139.51%	107.59%	—

The ratio will fluctuate based on the performance of the underlying assets, transfers of assets into the CDOs prior to the expiration of their respective replenishment dates, purchase or disposal of other investments, and loan payoffs. No payment due under the Junior Subordinated Indentures may be paid if there is a default under any senior debt and the senior lender has sent notice to the trustee. The Junior Subordinated Indentures are also cross-defaulted with each other.

Note 8—Noncontrolling Interest

Noncontrolling interest in a consolidated entity on the Company's Consolidated Balance Sheet, with a balance of $1.9 million and $1.9 million as of December 31, 2012 and 2011, respectively, represents a third party's interest in the equity of a consolidated subsidiary, and is related to the POM transaction discussed in Note 5—"Investment in Equity Affiliates." For the years ended December 31, 2012 and 2011, the Company recorded net income of $0.2 million, as well as distributions of $0.2 million, attributable to the noncontrolling equity interest.

Note 9—Variable Interest Entities

The Company has evaluated its loans and investments, mortgage related securities, investments in equity affiliates, junior subordinated notes, CDOs and CLOs, in order to determine if they qualify as VIEs or as variable interests in VIEs. This evaluation resulted in the Company determining that its bridge loans, junior participation loans, mezzanine loans, preferred equity investments, investments in equity affiliates, junior subordinated notes, CDOs, CLOs and investments in mortgage related securities are potential VIEs. A VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest, and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties.

A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that (i) has the power to control the activities that most significantly impact the VIE's economic performance and (ii) has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company's involvement with VIEs primarily affects its financial performance and cash flows through amounts recorded in interest income, interest expense, provision for loan losses and through activity associated with its derivative instruments.

Note 9—Variable Interest Entities (Continued)

Consolidated VIEs

The Company consolidates its CDO and CLO subsidiaries, which qualify as VIEs, of which the Company is the primary beneficiary. These CDOs and CLOs invest in real estate and real estate-related securities and are financed by the issuance of CDO and CLO debt securities. The Company, or one of its affiliates, is named collateral manager, servicer, and special servicer for all CDO and CLO collateral assets which the Company believes gives it the power to direct the most significant economic activities of the entity. The Company also has exposure to CDO and CLO losses to the extent of its equity interests and also has rights to waterfall payments in excess of required payments to CDO and CLO bond investors. As a result of consolidation, equity interests in these CDOs and CLOs have been eliminated, and the Consolidated Balance Sheet reflects both the assets held and debt issued by the CDOs and CLOs to third parties. The Company's operating results and cash flows include the gross amounts related to CDO and CLO assets and liabilities as opposed to the Company's net economic interests in the CDO and CLO entities.

Assets held by the CDOs and CLOs are restricted and can be used only to settle obligations of the CDOs and CLOs. The liabilities of the CDOs and CLOs are non-recourse to the Company and can only be satisfied from each CDOs and CLOs respective asset pool. Assets and liabilities related to the CDOs and CLOs are disclosed parenthetically, in the aggregate, in the Company's Consolidated Balance Sheets. See Note 7—"Debt Obligations" for further details.

The Company is not obligated to provide, has not provided, and does not intend to provide financial support to any of the consolidated CDOs and CLOs.

Unconsolidated VIEs

The Company determined that it is not the primary beneficiary of 54 VIEs in which it has a variable interest as of December 31, 2012 because it does not have the ability to direct the activities of the VIEs that most significantly impact each entity's economic performance. VIEs, of which the Company is not the primary beneficiary, have an aggregate carrying amount of $655.0 million and exposure to real estate debt of approximately $4.6 billion at December 31, 2012.

Note 9—Variable Interest Entities (Continued)

The following is a summary of the Company's variable interests in identified VIEs, of which the Company is not the primary beneficiary, as of December 31, 2012:

Type	Carrying Amount(1)	Maximum Exposure to Loss(2)
Loans	$441,759,718	$441,759,718
Loans and equity investments	78,195,297	78,195,297
RMBS	122,379,439	122,379,439
CMBS	2,100,000	2,100,000
CDO Bond	10,000,000	10,000,000
Junior subordinated notes(3)	578,000	578,000
Total	$655,012,454	$655,012,454

(1) Represents the carrying amount of loans and investments before reserves. At December 31, 2012, $222.8 million of loans to VIEs had corresponding loan loss reserves of approximately $150.2 million and $49.3 million of loans to VIEs were related to loans classified as non-performing. See Note 3—"Loans and Investments" for further details.

(2) The Company's maximum exposure to loss as of December 31, 2012 would not exceed the carrying amount of its investment.

(3) These entities that issued the junior subordinated notes are VIEs. It is not appropriate to consolidate these entities as equity interests are variable interests only to the extent that the investment is considered to be at risk. Since the Company's investments were funded by the entities that issued the junior subordinated notes, it is not considered to be at risk.

Note 10—Derivative Financial Instruments

Hedging Activities

The Company recognizes all derivatives as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. Additionally, the fair value adjustments will affect either accumulated other comprehensive loss until the hedged item is recognized in earnings, or net income (loss) attributable to Arbor Realty Trust, Inc., depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The ineffective portion of a derivative's change in fair value is recognized immediately in earnings.

Derivatives

In connection with the Company's interest rate risk management, the Company periodically hedges a portion of its interest rate risk by entering into derivative financial instrument contracts. Specifically, the Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of its expected cash receipts and its expected cash payments principally related to its investments and borrowings. The Company's objectives in using interest rate derivatives are to add stability to interest income and to manage its exposure to interest rate movements. To accomplish this

Note 10—Derivative Financial Instruments (Continued)

objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The Company has entered into various interest rate swap agreements to hedge its exposure to interest rate risk on (i) variable rate borrowings as it relates to fixed rate loans; (ii) the difference between the CDO investor return being based on the three-month LIBOR index while the supporting assets of the CDO are based on the one-month LIBOR index; and (iii) use of LIBOR rate caps in loan agreements.

Derivative financial instruments must be effective in reducing the Company's risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income for each period until the derivative instrument matures or is settled. In cases where a derivative financial instrument is terminated early, any gain or loss is generally amortized over the remaining life of the hedged item. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income. The Company does not use derivatives for trading or speculative purposes.

In certain circumstances, the Company may finance the purchase of RMBS investments through a repurchase agreement with the same counterparty which may qualify as a linked transaction if certain criteria are met. The Company's linked transactions are evaluated on a combined basis, reported as forward contract derivative instruments and included in other assets on the Consolidated Balance Sheets at fair value. The fair value of linked transactions reflect the value of the underlying RMBS, linked repurchase agreement borrowings and accrued interest receivable/payable on such instruments. The Company's linked transactions are not designated as hedging instruments and, as a result, the change in the fair value and net interest income from linked transactions is reported in other income on the Consolidated Statement of Operations.

The following is a summary of the derivative financial instruments held by the Company as of December 31, 2012 and 2011 (dollars in thousands):

		Notional Value						Fair Value	
Designation\Cash Flow	Derivative	Count	December 31, 2012	Count	December 31, 2011	Expiration Date	Balance Sheet Location	December 31, 2012	December 31, 2011
Non-Qualifying	Basis Swaps	8	$603,524	9	$ 854,079	2013 - 2015	Other Assets	$ 128	$ 1,563
Non-Qualifying	LIBOR Caps	1	$ 6,000	2	$ 13,000	2013	Other Assets	$ —	$ 1
Qualifying	LIBOR Cap	1	$ 73,301	1	$ 73,301	2013	Other Assets	$ —	$ 1
Qualifying	Interest Rate Swaps	14	$312,227	24	$ 515,327	2014 - 2017	Other Liabilities	$(37,755)	$(45,890)
Non-Qualifying	Forward Contracts	12	$ —	—	$ —	2013 - 2031	Other Assets	$ 10,800	$ —

Note 10—Derivative Financial Instruments (Continued)

The fair value of Non-Qualifying Basis Swap Hedges was $0.1 million and $1.6 million as of December 31, 2012 and 2011, respectively, and was recorded in other assets in the Consolidated Balance Sheets. These basis swaps are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet hedge accounting requirements. The Company is exposed to changes in the fair value of certain of its fixed rate obligations due to changes in benchmark interest rates and uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the benchmark interest rate. These interest rate swaps designated as fair value hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without the exchange of the underlying notional amount. The fair value of the Non-Qualifying LIBOR Cap Hedges was less than $0.1 million at December 31, 2012 and 2011, and was recorded in other assets in the Consolidated Balance Sheets. The Company entered into these hedges in the fourth quarter of 2010 and the first quarter of 2011 due to loan agreements which required LIBOR Caps of 1% to 2% and during the year ended December 31, 2012, a LIBOR cap matured with a notional value of approximately $7.0 million. During the year ended December 31, 2012, a basis swap matured with a notional value of approximately $110.1 million and the notional value of four basis swaps decreased by approximately $140.4 million pursuant to the contractual terms of the respective swap agreements. During the year ended December 31, 2011, the notional value on four basis swaps decreased by approximately $202.8 million pursuant to the contractual terms of the respective swap agreements. For the years ended December 31, 2012, 2011 and 2010, the change in fair value of the Non-Qualifying Swaps was $(1.4) million, $0.2 million and $(0.7) million, respectively, and was recorded in interest expense on the Consolidated Statements of Operations.

The fair value of Qualifying Interest Rate Swap Cash Flow Hedges as of December 31, 2012 and 2011 was $(37.8) million and $(45.9) million, respectively, and was recorded in other liabilities in the Consolidated Balance Sheets. The change in the fair value of Qualifying Interest Rate Swap Cash Flow Hedges was recorded in accumulated other comprehensive loss in the Consolidated Balance Sheets. These interest rate swaps are used to hedge the variable cash flows associated with existing variable-rate debt, and amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the year ended December 31, 2012, ten interest rate swaps matured with a combined notional value of approximately $196.4 million and the notional value on an interest rate swap decreased by approximately $6.4 million pursuant to the contractual terms of the respective swap agreement. During the year ended December 31, 2011, the Company entered into a LIBOR Cap with a notional value of approximately $73.3 million that qualifies as a cash flow hedge. The fair value of the Qualifying LIBOR Cap Hedge was less than $0.1 million at December 31, 2011 and was recorded in other assets in the Consolidated Balance Sheet. The Company entered into this hedge in the first quarter of 2011 due to a loan agreement which required a LIBOR Cap of 2%. In addition, during the year ended December 31, 2011, the notional values on two interest rate swaps decreased by approximately $14.2 million pursuant to the contractual terms of the respective swap agreements and six interest rate swaps matured with a combined notional value of approximately $111.3 million. As of December 31, 2012, the Company expects to reclassify approximately $(14.3) million of other comprehensive loss from Qualifying Cash Flow Hedges to interest expense over the next twelve months assuming interest rates on that date are held constant. Gains and losses on terminated swaps are being

Note 10—Derivative Financial Instruments (Continued)

deferred and recognized in earnings over the original life of the hedged item. These swap agreements must be effective in reducing the variability of cash flows of the hedged items in order to qualify for the aforementioned hedge accounting treatment. As of December 31, 2012 and 2011, the Company has a net deferred loss of $2.2 million and $2.9 million, respectively, in accumulated other comprehensive loss. The Company recorded $0.9 million, $1.8 million and $1.7 million as additional interest expense related to the amortization of the loss for the years ended December 31, 2012, 2011 and 2010, respectively, and $0.2 million as a reduction to interest expense related to the accretion of the net gains for each of the years ended December 31, 2012, 2011 and 2010, respectively. The Company expects to record approximately $0.7 million of net deferred loss to interest expense over the next twelve months.

The fair value of Non-Qualifying Forward Contracts was $10.8 million as of December 31, 2012 and was recorded in other assets in the Consolidated Balance Sheets and consisted of $75.3 million of RMBS investments, net of $64.6 million of repurchase financing. There were no forward contracts as of December 31, 2011. During the year ended December 31, 2012, the Company purchased 12 RMBS investments for $84.6 million and financed generally 80%—90% of the purchases with repurchase agreements totaling $71.3 million, which are accounted for as linked transactions and considered forward contracts. The repurchase agreements bear interest at a rate of 125 to 175 basis points over LIBOR. The Company received total principal paydowns on the RMBS of $9.3 million and paid down the associated repurchase agreement by $6.7 million. For the year ended December 31, 2012, $1.1 million of net interest income and a $0.2 million increase in fair value was recorded to other income in the Consolidated Statement of Operations. The RMBS investments bear interest at a weighted average fixed rate of 4.28%, have a weighted average stated maturity of 25.0 years, but have weighted average estimated lives of 8.7 years based on the estimated maturities of the RMBS investments.

The following table presents the effect of the Company's derivative financial instruments on the Statements of Operations as of December 31, 2012, 2011 and 2010 (dollars in thousands):

		Amount of Loss Recognized in Other Comprehensive Loss (Effective Portion) For the Year Ended December 31,			Amount of Loss Reclassified from Accumulated Other Comprehensive Loss into Interest Expense (Effective Portion) For the Year Ended December 31,			Amount of (Loss) Gain Recognized in Interest Expense (Ineffective Portion) For the Year Ended December 31,			Amount of Gain Recognized in other Income For the Year Ended December 31,		
Designation\Cash Flow	Derivative	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Non-Qualifying	Basis Swaps / Caps	$ —	$ —	$ —	$ —	$ —	$ —	$(22)	$827	$(94)	$ —	$ —	$ —
Qualifying	Interest Rate Swaps / Cap	$7,699	$20,698	$32,905	$(16,565)	$(27,164)	$(30,949)	$ —	$ —	$ —	$ —	$ —	$ —
Non-Qualifying	Forward Contracts	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$167	$ —	$ —

The cumulative amount of other comprehensive loss related to net unrealized losses on derivatives designated as qualifying hedges as of December 31, 2012 and 2011 of approximately $(40.0) million and $(48.8) million, respectively, is a combination of the fair value of qualifying cash flow hedges

Note 10—Derivative Financial Instruments (Continued)

of $(37.8) million and $(45.9) million, respectively, deferred losses on terminated interest swaps of $(2.7) million and $(3.7) million as of December 31, 2012 and 2011, respectively, and deferred net gains on termination of interest swaps of $0.5 million and $0.8 million as of December 31, 2012 and 2011, respectively.

The Company has agreements with certain of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. As of December 31, 2012 and 2011, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk related to these agreements, was $(19.2) million and $(22.0) million, respectively. As of December 31, 2012 and 2011, the Company had minimum collateral posting thresholds with certain of its derivative counterparties and had posted collateral of $20.0 million and $21.9 million, respectively, which is recorded in other assets in the Company's Consolidated Balance Sheets.

Note 11—Fair Value

Fair Value of Financial Instruments

Fair value estimates are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions. The following table summarizes the carrying values and the estimated fair values of the Company's financial instruments as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Loans and investments, net	$1,325,667,053	$1,316,001,339	$1,302,440,660	$1,262,157,792
Available-for-sale securities	3,552,736	3,552,736	4,276,368	4,276,368
Securities held-to-maturity, net	42,986,980	43,153,124	29,942,108	29,994,214
Derivative financial instruments	10,927,551	10,927,551	1,565,063	1,565,063
Financial liabilities:				
Repurchase agreements and credit facilities	$ 130,661,619	$ 130,363,126	$ 76,105,000	$ 75,976,340
Collateralized debt obligations	812,452,845	590,901,757	1,002,615,393	606,929,771
Collateralized loan obligation	87,500,000	87,500,000	—	—
Junior subordinated notes	158,767,145	99,984,066	158,261,468	48,464,677
Notes payable	51,457,708	46,743,406	85,457,708	78,860,307
Mortgage note payable—real estate owned	53,751,004	50,005,874	53,751,004	51,251,004
Mortgage notes payable—held-for-sale	—	—	62,190,000	61,957,869
Derivative financial instruments	37,754,775	37,754,775	45,889,539	45,889,539

Note 11—Fair Value (Continued)

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument:

Loans and investments, net: Fair values of loans and investments that are not impaired are estimated using discounted cash flow methodology, using discount rates, which, in the opinion of management, best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Fair values of loans and investments that are impaired are estimated by the Company using significant judgments, which include assumptions regarding discount rates, capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by management.

Available-for-sale securities: Fair values are approximated based on current market quotes received from financial sources that trade such securities and are based on prevailing market data and, in some cases, are derived from third party proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions. The fair values of certain CMBS securities are estimated by the Company using significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by management.

Securities held-to-maturity, net: Fair values are approximated based on internally developed valuation models, which are compared to current non-binding market quotes received from financial sources that trade such securities.

Derivative financial instruments: Fair values of interest rate swap derivatives are approximated based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well recognized financial principles and reasonable estimates about relevant future market conditions. These items are included in other assets and other liabilities on the Consolidated Balance Sheets. The Company incorporates credit valuation adjustments in the fair values of its derivative financial instruments to reflect counterparty nonperformance risk. The fair values of RMBS underlying linked transactions are estimated based on internally developed valuation models, which are compared to broker quotations. The value of the underlying RMBS is then netted against the carrying amount (which approximates fair value) of the repurchase agreement borrowing at the valuation date. The fair value of linked transactions also includes accrued interest receivable on the RMBS and accrued interest payable on the underlying repurchase agreement borrowings.

Repurchase agreements, credit facilities, notes payable and mortgage notes payable: Fair values are estimated using discounted cash flow methodology, using discount rates, which, in the opinion of management, best reflect current market interest rates for financing with similar characteristics and credit quality.

Collateralized debt obligations and collateralized loan obligations: Fair values are estimated based on broker quotations, representing the discounted expected future cash flows at a yield which reflects current market interest rates and credit spreads.

Note 11—Fair Value (Continued)

Junior subordinated notes: Fair values are estimated based on broker quotations, representing the discounted expected future cash flows at a yield which reflects current market interest rates and credit spreads.

Fair Value Measurement

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Assets and liabilities disclosed at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

- Level 1—Inputs are unadjusted and quoted prices exist in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.
- Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Level 2 inputs include quoted market prices in markets that are not active for an identical or similar asset or liability, and quoted market prices in active markets for a similar asset or liability. Fair valued assets and liabilities that are generally included in this category are non-government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset-backed securities, certain corporate debt, certain commitments and guarantees, certain private equity investments and certain derivatives.
- Level 3—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. These valuations are based on significant unobservable inputs that require a considerable amount of judgment and assumptions. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain private equity investments, certain municipal bonds, certain commitments and guarantees and certain derivatives.

Determining which category an asset or liability falls within the hierarchy requires significant judgment and the Company evaluates its hierarchy disclosures each quarter.

Note 11—Fair Value (Continued)

The Company measures certain financial assets and financial liabilities at fair value on a recurring basis, including available-for-sale securities and derivative financial instruments. The fair value of these financial assets and liabilities was determined using the following inputs as of December 31, 2012:

	Carrying Value	Fair Value	Fair Value Measurements Using Fair Value Hierarchy		
			Level 1	Level 2	Level 3
Financial assets:					
Available-for-sale securities(1)	$ 3,552,736	$ 3,552,736	$352,736	$ —	$ 3,200,000
Derivative financial instruments(2) .	10,927,551	10,927,551	—	128,015	10,799,536
Financial liabilities:					
Derivative financial instruments . . .	$37,754,775	$37,754,775	$ —	$37,754,775	$ —

(1) For the year ended December 31, 2012, the Company's equity securities available-for-sale were measured using Level 1inputs and the Company's CDO bond and CMBS investments available-for-sale were measured using Level 3 inputs.

(2) For the year ended December 31, 2012, the Company's basis swap derivatives were measured using Level 2 inputs and the Company's forward contract derivatives were measured using Level 3 inputs.

Available-for-sale securities: Fair values are approximated based on current market quotes received from financial sources that trade such securities. The fair values of available-for-sale equity securities traded in active markets are approximated using Level 1 inputs, while the fair values of available-for-sale debt securities that are approximated using current, non-binding market quotes received from financial sources that trade such investments are valued using Level 3 inputs. The fair values of certain CMBS and CDO securities are estimated by the Company using Level 3 inputs that require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by management.

Derivative financial instruments: Fair values of interest rate swap derivatives are approximated using Level 2 inputs based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well recognized financial principles including counterparty risks, credit spreads and interest rate projections, as well as reasonable estimates about relevant future market conditions. These items are included in other assets and other liabilities on the Consolidated Balance Sheet. The Company incorporates credit valuation adjustments in the fair values of its derivative financial instruments to reflect counterparty nonperformance risk. The fair values of forward contract derivatives are approximated using Level 3 inputs in internally developed valuation models, which are compared to current non-binding market quotes for the underlying RMBS received from pricing services and financial sources that trade such investments.

Note 11—Fair Value (Continued)

The following roll forward table reconciles the beginning and ending balances of financial assets measured at fair value on a recurring basis using Level 3 inputs:

	Available-for-sale Securities	Derivative Financial Instruments
Balance as of December 31, 2011	$4,100,000	$ —
Adjustments to fair value:		
Additions(1)	—	13,273,316
Paydowns(2)	—	(2,640,957)
Changes in unrealized gain(3)	(900,000)	—
Net changes in fair value(4)	—	167,177
Balance as of December 31, 2012	$3,200,000	$10,799,536

(1) Represents forward contract derivatives recorded at fair value in the year ended December 31, 2012.

(2) Represents the paydowns on the forward contracts during the year ended December 31, 2012.

(3) Represents the change in unrealized gain on the Company's debt securities available-for-sale recorded in accumulated other comprehensive loss on the Consolidated Balance Sheet.

(4) Represents the net change in fair value recorded to other income during the year ended December 31, 2012.

The Company measures certain financial and non-financial assets at fair value on a nonrecurring basis, such as impaired loans. The fair value of these financial assets was determined using the following inputs as of December 31, 2012:

	Net Carrying Value	Fair Value	Fair Value Measurements Using Fair Value Hierarchy		
			Level 1	Level 2	Level 3
Financial assets:					
Impaired loans, net(1)	$78,504,839	$103,429,718	$ —	$ —	$103,429,718

(1) The Company had an allowance for loan losses of $161.7 million relating to 20 loans with an aggregate carrying value, before loan loss reserves, of approximately $240.2 million at December 31, 2012.

Loan impairment assessments: Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and net of the allowance for loan losses when such loan or investment is deemed to be impaired. The Company considers a loan impaired when, based upon current information and events, it is probable that it will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. The Company performs evaluations of its loans to

Note 11—Fair Value (Continued)

determine if the value of the underlying collateral securing the impaired loan is less than the net carrying value of the loan, which may result in an allowance and corresponding charge to the provision for loan losses. These valuations require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by management. The table above includes all impaired loans, regardless of the period in which an impairment was recognized.

Quantitative information about Level 3 Fair Value Measurements on a recurring and non-recurring basis:

	At December 31, 2012			
	Fair Value	**Valuation Technique(s)**	**Unobservable Inputs**	**Range (Weighted Average)**
Financial assets:				
Impaired loans(1):				
Multi-family	$15,823,855	Direct capitalization analysis and discounted cash flows	Discount rate	7.50% to 8.00% (7.92%)
			Capitalization rate	6.00% to 9.50% (7.06%)
			Revenue growth rate	2.00% to 3.00% (2.17%)
Office	5,139,545	Discounted cash flows	Discount rate	9.00% to 10.00% (9.22%)
			Capitalization rate	7.50% to 8.25% (7.95%)
			Revenue growth rate	0.00% to 3.00% (2.40%)
Land	76,004,427	Discounted cash flows	Discount rate	15.50%
			Capitalization rate	9.73%
			Revenue growth rate	5.40%
	5,999,972	Comparable sales and discounted cash flows	Dollar per acre	$293K/Acre
			Discount rate	11%
Hotel	—	Discounted cash flows	Discount rate	12.74%
			Capitalization rate	9.00%
			Revenue growth rate	3.00%
Condo	461,919	Discounted cash flows	Discount rate	13.00%
			Revenue growth rate	3.00%
CMBS	2,100,000	Discounted cash flows	Discount rate	12.40%
			Capitalization rate	10.00%
			Revenue growth rate	4.80%
CDO Bond	1,100,000	Broker quotes	N/A	N/A
Forward Contract Derivatives	10,799,536	Valuation models	Discount rate	(2)
			Loss severity	(2)
			Cumulative default rate	(2)
			Voluntary prepayment rate	(2)

(1) Includes all impaired loans regardless of the period in which provision was recorded.

(2) Each forward contract derivative is associated with an underlying security that is individually modeled and valued based on the security's specific characteristics, which include current collateral composition, collateral performance projections,

Note 11—Fair Value (Continued)

tranche credit enhancement and other market factors. Accordingly, as the range of the unobservable inputs used to value each individual security varies greatly, disclosing a range or weighted average of such inputs would not be meaningful.

Impaired Loans and CMBS: The Asset Management department is responsible for the Company's valuation policies and procedures and reports to the Audit Committee of the Board of Directors. The Asset Management department analyzes changes in fair value from period to period through its quarterly impairment analysis. Many methods are used to develop and substantiate unobservable inputs such as analyzing discount and capitalization rates as well as researching revenue and expense growth. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement while significant increases in revenue growth rates in isolation would result in a significantly higher fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement while significant decreases in revenue growth rates in isolation would result in a significantly lower fair value measurement.

CDO Bond and Forward Contract Derivatives: Fair value is approximated based on internally developed valuation models, which are compared to current non-binding market quotes received from financial sources that trade such securities. Significant unobservable inputs used to calculate the quotes are not readily available to the Company.

The Company measures certain assets and liabilities for which fair value is only disclosed. The fair value of these assets and liabilities was determined using the following inputs as of December 31, 2012:

			Fair Value Measurements Using Fair Value Hierarchy		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Loans and investments, net	$1,325,667,053	$1,316,001,339	$ —	$ —	$1,316,001,339
Securities held-to-maturity, net	42,986,980	43,153,124	—	—	43,153,124
Financial liabilities:					
Repurchase agreements and credit facilities	$ 130,661,619	$ 130,363,126	$ —	$ —	$ 130,363,126
Collateralized debt obligations	812,452,845	590,901,757	—	—	590,901,757
Collateralized loan obligation	87,500,000	87,500,000	—	—	87,500,000
Junior subordinated notes	158,767,145	99,984,066	—	—	99,984,066
Notes payable	51,457,708	46,743,406	—	—	46,743,406
Mortgage note payable—real estate owned	53,751,004	50,005,874	—	—	50,005,874

Loans and investments, net: Fair values of loans and investments that are not impaired are estimated using Level 3 inputs in a discounted cash flow model, using discount rates, which, in the opinion of management, best reflect current market interest rates that would be offered for loans with similar characteristics and credit quality. Fair values of loans and investments that are impaired are estimated at Level 3 by the Company using significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, loan sponsorship, actions of other lenders and other factors deemed necessary by management.

Note 11—Fair Value (Continued)

Securities held-to-maturity, net: Fair values are approximated at Level 3 based on internally developed valuation models, which are compared to current non-binding market quotes received from financial sources that trade such securities.

Repurchase agreements, credit facilities, notes payable and mortgage notes payable: Fair values are estimated at Level 3 using discounted cash flow methodology, using discount rates, which, in the opinion of management, best reflect current market interest rates for financing with similar characteristics and credit quality.

Collateralized debt obligations and collateralized loan obligation: Fair values are estimated at Level 3 based on broker quotations, representing the discounted expected future cash flows at a yield which reflects current market interest rates and credit spreads.

Junior subordinated notes: Fair values are estimated at Level 3 based on broker quotations, representing the discounted expected future cash flows at a yield which reflects current market interest rates and credit spreads.

Note 12—Commitments and Contingencies

As of December 31, 2012, the Company had the following material contractual obligations (dollars in thousands):

	Payments Due by Period(1)						
Contractual Obligations	2013	2014	2015	2016	2017	Thereafter	Total
Repurchase agreements and credit facilities	$113,362	$ —	$ —	$ —	$17,300	$ —	$ 130,662
Collateralized debt obligations(2)	189,245	272,551	101,396	156,476	8,158	84,627	812,453
Collateralized loan obligation(3)	—	5,600	45,053	20,200	16,647	—	87,500
Junior subordinated notes(4)	—	—	—	—	—	175,858	175,858
Notes payable	1,300	—	—	50,158	—	—	51,458
Mortgage note payable—real estate owned(5)	—	53,751	—	—	—	—	53,751
Totals	$303,907	$331,902	$146,449	$226,834	$42,105	$260,485	$1,311,682

(1) Represents principal amounts due based on contractual maturities.

(2) Comprised of $139.9 million of CDO I debt, $237.2 million of CDO II debt and $435.4 million of CDO III debt with a weighted average contractual maturity of 1.53, 1.98 and 1.93 years, respectively, as of December 31, 2012. The balance of estimated interest due through maturity on CDO bonds reissued in 2010, which is included in the carrying values of the CDOs, totaled $20.8 million at December 31, 2012. During the year ended December 31, 2012, the Company repurchased, at a discount, $66.2 million of investment grade notes originally issued by the Company's CDO II and CDO III issuers and recorded a reduction of the outstanding debt balance of $66.2 million.

Note 12—Commitments and Contingencies (Continued)

(3) Represents $87.5 million of CLO debt with a weighted average contractual maturity of 3.09 years as of December 31, 2012.

(4) Represents the face amount due upon maturity. The carrying value is $158.8 million, which is net of a deferred amount of $17.1 million at December 31, 2012.

(5) Represents a $55.4 million mortgage note payable with a contractual maturity in 2014, related to a real estate investment purchased out of bankruptcy in March 2011, which was paid down in the second quarter of 2011 and had a balance of $53.8 million at December 31, 2012.

In accordance with certain loans and investments, the Company has outstanding unfunded commitments of $9.8 million as of December 31, 2012, that the Company is obligated to fund as the borrowers meet certain requirements. Specific requirements include, but are not limited to, property renovations, building construction, and building conversions based on criteria met by the borrower in accordance with the loan agreements. In relation to the $9.8 million outstanding balance at December 31, 2012, the Company's restricted cash balance and CDO III revolver capacity contained approximately $6.5 million available to fund the portion of the unfunded commitments for loans financed by the Company's CDO vehicles.

Litigation

The Company currently is neither subject to any material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company other than the following:

On June 15, 2011, three related lawsuits were filed by the Extended Stay Litigation Trust (the "Trust"), a post-bankruptcy litigation trust alleged to have standing to pursue claims that previously had been held by Extended Stay, Inc. and the Homestead Village L.L.C. family of companies (together "ESI") (formerly Chapter 11 debtors, together the "Debtors") that have emerged from bankruptcy. Two of the lawsuits were filed in the United States Bankruptcy Court for the Southern District of New York, and the third in the Supreme Court of the State of New York, New York County. (The New York State Court action has been removed to the Bankruptcy Court). There are 73 defendants in the three lawsuits, including 55 corporate and partnership entities and 18 individuals. A subsidiary of the Company and certain other entities that are affiliates of the Company are included as defendants.

The lawsuits all allege, as a factual basis and background certain facts surrounding the June 2007 leveraged buyout of ESI from affiliates of Blackstone Capital. The Company's subsidiary, Arbor ESH II, LLC, had a $115.0 million investment in the Series A1 Preferred Units of a holding company of Extended Stay, Inc. The New York State Court action and one of the two federal court actions name as defendants, Arbor ESH II, LLC, Arbor Commercial Mortgage, LLC and ABT-ESI LLC, an entity in which the Company has a membership interest, among the broad group of defendants. These two actions were commenced by substantially identical complaints. The defendants are alleged in these complaints, among other things, to have breached fiduciary and contractual duties by causing or allowing the Debtors to pay illegal dividends or other improper distributions of value at a time when the Debtors were insolvent. These two complaints also allege that the defendants aided and abetted, induced, or participated in breaches of fiduciary duty, waste, and unjust enrichment ("Fiduciary Duty Claims") and name a director of the Company, and a former general counsel of Arbor Commercial

Note 12—Commitments and Contingencies (Continued)

Mortgage, LLC, each of whom had served on the Board of Directors of ESI for a period of time. The Company is defending these two defendants and paying the costs of such defense. On the basis of the foregoing allegations, the Trust has asserted claims under a number of common law theories, seeking the return of assets transferred by the Debtors prior to the Debtors' bankruptcy filing.

In the third action, filed in Bankruptcy Court, the same plaintiff, the Trust, has named Arbor Commercial Mortgage, LLC and ABT-ESI LLC, together with a number of other defendants and asserts claims, including constructive and fraudulent conveyance claims under state and federal statutes, as well as a claim under the Federal Debt Collection Procedure Act.

The complaints seek among other things, damages of not less than $2.1 billion, plus punitive damages, on a joint and several basis, from each defendant in connection with the Fiduciary Duty Claims and the return of in excess of $50.0 million which is alleged to have been wrongfully received by the holders of the Series A1 Preferred Units, including Arbor ESH II, LLC. The Company has moved to dismiss the referenced actions and intends to vigorously defend against the claims asserted therein.

The Company has not made a loss accrual for this litigation because it believes that it is not probable that a loss has been incurred and an amount cannot be reasonably estimated.

Note 13—Equity

Common Stock

The Company's charter provides for the issuance of up to 500 million shares of common stock, par value $0.01 per share, and 100 million shares of preferred stock, par value $0.01 per share. The Company was incorporated in June 2003 and was initially capitalized through the sale of 67 shares of common stock for $1,005.

In June 2010, the Company filed a shelf registration statement on Form S-3 with the SEC under the 1933 Act with respect to an aggregate of $500.0 million of debt securities, common stock, preferred stock, depositary shares and warrants that may be sold by the Company from time to time pursuant to Rule 415 of the 1933 Act. On June 23, 2010, the SEC declared this shelf registration statement effective.

In June 2012, the Company completed a public offering in which it sold 3,500,000 shares of its common stock for $5.40 per share, and received net proceeds of approximately $17.5 million after deducting the underwriting discount and other offering expenses. The Company used the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes.

In October 2012, the Company completed another public offering in which it sold 3,500,000 shares of its common stock for $5.80 per share, and received net proceeds of approximately $19.2 million after deducting the underwriting discount and other offering expenses. The Company used the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes.

On December 31, 2012, the Company entered into an "At-The-Market" ("ATM") equity offering sales agreement with JMP Securities LLC ("JMP") whereby, in accordance with the terms of the

Note 13—Equity (Continued)

agreement, from time to time the Company may issue and sell through JMP up to 6,000,000 shares of its common stock. Sales of the shares, if any, will be made by means of ordinary brokers' transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As of February 15, 2013, JMP has sold 787,700 shares for net proceeds of $5.5 million.

On February 1, 2013, the Company completed an underwritten public offering of 1.4 million shares of 9.0% Series A Cumulative Redeemable Preferred Stock generating net proceeds of approximately $33.6 million after deducting underwriting fees and estimated offering costs. In addition, the underwriters were granted an over-allotment option for 210,000 shares of the preferred stock which expires in March 2013. On February 5, 2013, the underwriters exercised their option for 151,500 shares providing additional net proceeds of approximately $3.7 million. The Company intends to use the net proceeds from the offering to make investments, to repurchase or pay liabilities and for general corporate purposes. The Company currently has $416.4 million available under the shelf registration.

In December 2011, the Board of Directors authorized a stock repurchase plan that enabled the Company to buy up to 0.5 million shares of its common stock beginning January 3, 2012. At management's discretion, shares could be acquired from time to time on the open market, through privately negotiated transactions or pursuant to a Rule 10b5-1 plan. A Rule 10b5-1 plan permits the Company to repurchase shares at times when it might otherwise be prevented from doing so. The program expired on July 3, 2012, as of which date the Company had repurchased a total of 170,170 shares of its common stock under this stock repurchase plan at a total cost of $0.7 million and an average cost of $4.02 per share. In June 2011, the Board of Directors authorized a stock repurchase plan that enabled the Company to buy up to 1.5 million shares of its common stock. At management's discretion, shares could be acquired from time to time on the open market, through privately negotiated transactions or pursuant to a Rule 10b5-1 plan. As of December 31, 2011, the Company repurchased all of the 1.5 million shares of its common stock under this stock repurchase plan at a total cost of $5.7 million and an average cost of $3.83 per share.

The Company paid an incentive management fee for the twelve month period ending December 31, 2010 to ACM in a combination of cash and shares of common stock during the first quarter of 2011. The Company issued 666,927 shares of common stock in March 2011 for the portion of the incentive management fee paid in common stock.

The Company had 31,249,225 and 24,298,140 shares of common stock outstanding at December 31, 2012 and 2011, respectively.

Deferred Compensation

The Company has a stock incentive plan, under which the Board of Directors has the authority to issue shares of stock to certain directors, officers of the Company, and employees of the Company and ACM. On April 3, 2012, the Company issued an aggregate of 90,000 shares of fully vested common stock to the non-management members of the Board of Directors, as well as 6,255 shares of fully vested common stock to a former director who was also the corporate secretary, under the 2003 Stock Incentive Plan, as amended and restated in 2009 (the "Plan"), and recorded approximately $0.5 million to selling and administrative expense in its Consolidated Statement of Operations for the year ended

Note 13—Equity (Continued)

December 31, 2012. On March 19, 2012, the Company issued 10,000 shares of fully vested common stock under the Plan to a director who is also an officer of the managing member of ACM, and recorded approximately $0.1 million to selling and administrative expense in the Company's Consolidated Statement of Operations for the year ended December 31, 2012. On January 22, 2012, the Company issued 15,000 shares of fully vested common stock under the Plan to a director who was re-appointed to the Board of Directors on December 19, 2011, and accrued approximately $0.1 million to selling and administrative expense in the Company's Consolidated Statement of Operations for the year ended December 31, 2011. In February 2013, the Board of Directors authorized the issuance of approximately 200,000 shares of restricted common stock under the Plan to certain employees of the Company and ACM. The effective date of the grant will be February 28, 2013 and will vest over a two year period. One third of the shares will vest as of the date of grant, one third will vest in February 2014, and the remaining third will vest in February 2015.

On December 12, 2011, the Company issued an aggregate of 250,000 shares of common stock under the Plan to certain employees of the Company and ACM. The 250,000 common shares underlying the stock awards granted were fully vested as of the date of grant and the Company recorded approximately $0.4 million to employee compensation and benefits and approximately $0.5 million to selling and administrative expense in its Consolidated Statement of Operations for the year ended December 31, 2011. On July 22, 2011, the Company issued an aggregate of 105,000 shares of common stock under the Plan to the non-management members of the Board of Directors. The 105,000 common shares underlying the stock awards granted were fully vested as of the date of grant and the Company recorded approximately $0.5 million to selling and administrative expense in its Consolidated Statement of Operations for the year ended December 31, 2011. On April 1, 2010, the Company issued an aggregate of 90,000 shares of common stock under the Plan to the independent members of the Board of Directors. The 90,000 common shares underlying the stock awards granted were fully vested as of the date of grant and the Company recorded $0.3 million to selling and administrative expense in its Consolidated Statement of Operations for the year ended December 31, 2010. In May 2009, the Company's shareholders approved an amendment to the Plan to authorize the grant of stock options, as well as the authorization of an additional 1,250,000 shares of the Company's common stock to be reserved for issuance under the Plan.

Dividends paid on restricted shares are recorded as dividends on shares of the Company's common stock whether or not they are vested. For accounting purposes, the Company measures the compensation costs for these shares as of the date of the grant, with subsequent remeasurement for any unvested shares granted to non-employees of the Company with such amounts expensed against earnings, at the grant date (for the portion that vest immediately) or ratably over the respective vesting periods.

Warrants

In connection with a debt restructuring with Wachovia Bank in the third quarter of 2009, the Company issued Wachovia 1.0 million warrants at an average strike price of $4.00. Of such warrants, 500,000 warrants were exercisable $3.50, 250,000 warrants are exercisable at a price of $4.00 and 250,000 warrants are exercisable at a price of $5.00. All of the warrants are currently exercisable, expire on July 23, 2015 and no warrants have been exercised to date. The warrants were valued at

Note 13—Equity (Continued)

approximately $0.6 million upon issuance using the Black-Scholes method which was fully amortized into interest expense in the Company's Consolidated Statement of Operations in 2010 upon closing a discounted payoff agreement with Wachovia Bank. See Note 7—"Debt Obligations" for further information relating to these transactions.

Note 14—Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income (loss) attributable to Arbor Realty Trust, Inc. by the weighted average number of shares of common stock outstanding during each period inclusive of unvested stock awards with full dividend participation. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period using the treasury stock method. The Company's common stock equivalents include the dilutive effect of warrants outstanding and the potential settlement of incentive management fees in common stock.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31, 2012, 2011, and 2010, respectively.

	For the Year Ended December 31,					
	2012		2011		2010	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income (loss) from continuing operations, net of noncontrolling interest	$16,172,850	$16,172,850	$(37,495,414)	$(37,495,414)	$113,421,744	$113,421,744
Income (loss) from discontinued operations	5,328,038	5,328,038	(2,816,299)	(2,816,299)	(511,533)	(511,533)
Net income (loss) attributable to Arbor Realty Trust, Inc.	$21,500,888	$21,500,888	$(40,311,713)	$(40,311,713)	$112,910,211	$112,910,211
Weighted average number of common shares outstanding	26,956,938	26,956,938	24,968,894	24,968,894	25,424,481	25,424,481
Dilutive effect of warrants(1)	—	254,349	—	—	—	148,707
Dilutive effect of incentive management fee shares(2)	—	—	—	—	—	168,102
Total weighted average number of common shares outstanding	26,956,938	27,211,287	24,968,894	24,968,894	25,424,481	25,741,290
Income (loss) from continuing operations, net of noncontrolling interest, per common share	$ 0.60	$ 0.59	$ (1.50)	$ (1.50)	$ 4.46	$ 4.41
Income (loss) from discontinued operations per common share	0.20	0.20	(0.11)	(0.11)	(0.02)	(0.02)
Net income (loss) attributable to Arbor Realty Trust, Inc. per common share	$ 0.80	$ 0.79	$ (1.61)	$ (1.61)	$ 4.44	$ 4.39

(1) In connection with a debt restructuring with Wachovia Bank in the third quarter of 2009, the Company issued Wachovia 1.0 million warrants at an average strike price of $4.00. For the year ended December 31, 2011, the Company had a net loss and thus did not have a dilutive effect from the warrants.

Note 14—Earnings Per Share (Continued)

(2) For the twelve month period ended December 31, 2010, ACM earned an incentive management fee. As provided for in the management agreement, ACM elected to be paid its incentive management fees partially in the Company's common shares totaling 666,927, which were issued in the first quarter of 2011. A portion of the shares of common stock are considered dilutive for the period in which they were earned but not yet issued.

Note 15—Related Party Transactions

Due from related party was approximately $0.1 million and $0.7 million at December 31, 2012 and 2011, respectively, and consisted primarily of escrows held by ACM and its affiliates related to real estate transactions.

At December 31, 2012, due to related party was $3.1 million and consisted primarily of base management fees due to ACM, which will be remitted by the Company in the first quarter of 2013. At December 31, 2011, due to related party was $2.7 million and consisted primarily of base management fees due to ACM which were remitted by the Company in the first quarter of 2012.

In September 2012, the Company purchased, at par, a $5.1 million bridge loan from ACM. The loan was originated by ACM in May 2012 to a third party entity that acquired a multifamily property from ACM. The loan bears interest at a rate of one-month LIBOR plus 5.25% with a LIBOR floor of 0.24% and has a maturity date of May 2015. Interest income recorded from this loan totaled approximately $0.1 million for the year ended December 31, 2012.

In December 2011, the Company completed a restructuring of a $67.6 million preferred equity loan on the Lexford Portfolio ("Lexford"), which is a portfolio of multi-family assets. The Company, along with a consortium of independent outside investors, made an additional preferred equity investment of $25.0 million in Lexford, of which the Company holds a $10.5 million interest, and Mr. Fred Weber, the Company's Executive Vice President of Structured Finance, holds a $0.5 million interest, as of December 31, 2012. The original preferred equity investment now bears a fixed rate of interest of 2.36%, revised from an original rate of LIBOR plus 5.00% (the loan was paying a modified rate of LIBOR plus 1.65% at the time of the new investment). The original preferred equity investment matures in June 2020. The new preferred equity investment has a fixed interest rate of 12% and also matures in June 2020. Interest income recorded from the preferred equity investment totaled approximately $1.3 million for the year ended December 31, 2012. The Company, along with the same outside investors, also made a $0.1 million equity investment into Lexford, of which the Company held a $44,000 noncontrolling interest, and does not have the power to control the significant activities of the entity. During the fourth quarter of 2011, the Company recorded losses from the entity against the equity investment, reducing the balance to zero. The Company records this investment under the equity method of accounting. In addition, under the terms of the restructuring, Lexford's first mortgage lender required a change of property manager for the underlying assets. The new management company is an affiliate of Mr. Ivan Kaufman, the Company's chairman and chief executive officer, and has a contract with the new entity for 7.5 years and will be entitled to 4.75% of gross revenues of the underlying properties, along with the potential to share in the proceeds of a sale or refinancing of the debt should the management company remain engaged by the new entity at the time of such capital event. In the first quarter of 2012, Mr. Fred Weber invested $250,000 in the new management company and currently owns a 23.5% ownership interest. Mr. Ivan Kaufman and his affiliates currently own a 53.9% ownership interest.

Note 15—Related Party Transactions (Continued)

During the second quarter of 2011, the Company originated a mortgage loan to a third party borrower secured by property purchased from ACM. The loan had an unpaid principal balance of $6.2 million, a maturity date of May 2014 and a variable interest rate of LIBOR plus 6.00%. Upon approving the transaction, the independent directors committee of the Board of Directors required the Company to sell the loan in 90 days and ACM agreed to guarantee the loan until it was sold. In the third quarter of 2011, the loan was sold to an affiliated entity of Mr. Ivan Kaufman for $6.2 million. Interest income recorded from this loan for the year ended December 31, 2011 was approximately $0.2 million.

During the second quarter of 2011, the Company originated a loan to a third party borrower for a portfolio of properties with an unpaid principal balance of $24.4 million as of December 31, 2012, of which one property in the portfolio was previously financed with an $11.7 million loan that was purchased by ACM. The $11.7 million loan was repaid as part of the $24.4 million loan on the portfolio. The new loan had a variable interest rate of LIBOR plus 4.75% and was repaid in full in January 2013. Interest income recorded from this loan totaled approximately $1.7 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively.

During the first quarter of 2011, the Company originated four mortgage loans totaling $28.4 million to borrowers which were secured by property purchased from ACM or its affiliate. Two of the loans totaling $22.4 million have maturity dates of March 2014 and a combined weighted average variable interest rate of 6.20% as of December 31, 2012 and were secured by the same property. The third was a $2.0 million bridge loan with a maturity date of February 2013 and an interest rate of one-month LIBOR plus 6.00%, which was paid off in the third quarter of 2012. The fourth was a $4.0 million bridge loan with a maturity date in April 2013 and an interest rate of one-month LIBOR plus 6.00%. Interest income recorded from these loans totaled approximately $1.9 million and $1.5 million for the years ended December 31, 2012 and 2011, respectively.

In October 2010, the Company purchased, at par, a $4.7 million bridge loan from ACM. The loan was originated by ACM in June 2010 to a joint venture that acquired a condo development property in Brooklyn, New York. The loan bore interest at a rate of one-month LIBOR plus 8% with a LIBOR floor of 0.5% and a LIBOR cap of 1.5% and had a maturity date of June 2012. In the second quarter of 2012, the loan matured and was paid off. In addition, ACM contributed $0.9 million for a 50% non-controlling interest in an entity, which owns 28% of this joint venture. In the third quarter of 2011, ACM sold its investment in this joint venture to an affiliated entity of Mr. Ivan Kaufman for $0.9 million. Interest income recorded from this loan totaled approximately $0.1 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively.

The Company is dependent upon its manager, ACM, with whom it has a conflict of interest, to provide services to the Company that are vital to its operations. The Company's chairman, chief executive officer and president, Mr. Ivan Kaufman, is also the chief executive officer and president of ACM, and, the Company's chief financial officer and treasurer, Mr. Paul Elenio, is the chief financial officer of ACM. In addition, Mr. Kaufman and his affiliated entities ("the Kaufman Entities") together beneficially own approximately 92% of the outstanding membership interests of ACM and certain of the Company's employees and directors also hold an ownership interest in ACM. Furthermore, one of the Company's former directors is general counsel to ACM and another of the Company's directors also serves as the trustee of one of the Kaufman Entities that holds a majority of the outstanding

Note 15—Related Party Transactions (Continued)

membership interests in ACM and co-trustee of another Kaufman Entity that owns an equity interest in ACM. ACM currently holds approximately 5.3 million of the Company's common shares, representing approximately 17% of the voting power of the Company's outstanding stock as of December 31, 2012. The Company's Board of Directors approved a resolution under the Company's charter allowing Ivan Kaufman and ACM, (which Mr. Kaufman has a controlling equity interest in), to own more than the ownership interest limit of the Company's common stock stated in the Company's charter as amended. In May 2012, the Company's charter was amended to lower each of the general aggregate stock ownership limit and the general common stock ownership limit from 7% to 5% unless an exemption is granted by the Company's Board of Directors.

During the third quarter of 2010, the Company purchased a $15.0 million investment grade rated bond originally issued by its CDO II issuing entity for a price of approximately $6.2 million from ACM who had purchased it from a third party investor in the third quarter of 2010 for approximately $6.2 million, and recorded a gain on extinguishment of debt of approximately $8.9 million from this transaction.

In March 2010, an affiliated entity of Mr. Ivan Kaufman contributed $1.1 million for a 50% non-controlling interest in an entity, which owns 31% of a joint venture that acquired a condo development property in Brooklyn, New York. In addition, in March 2010, ACM originated a $3.0 million bridge loan to this joint venture. In May 2010, the Company purchased the loan at par. The loan was paid down $2.2 million in September 2010 and the remaining balance was paid off in October 2010. The loan bore interest at a rate of one-month LIBOR plus 10% and had a maturity date of March 2013. Interest income recorded from this loan for the year ended December 31, 2010 was approximately $0.1 million.

Note 16—Distributions

The Company must currently distribute at least 90% of its taxable income in order to qualify as a REIT and must distribute 100% of its taxable income in order not to be subject to corporate federal income taxes on retained income. Certain REIT income may be subject to state and local income taxes. The Company's assets or operations that would not otherwise comply with the REIT requirements are owned or conducted by its taxable REIT subsidiaries, the income of which is subject to federal and state income tax. Under current federal tax law, the income and the tax on such income attributable to certain debt extinguishment transactions realized in 2009 and 2010 have been deferred to future periods at the Company's election. The Company anticipates it will distribute all of its taxable income to its stockholders. Because taxable income differs from cash flow from operations due to non-cash revenues or expenses (such as depreciation or provision for loan losses), in certain circumstances, the Company may generate operating cash flow in excess of its distributions or, alternatively, may be required to borrow to make sufficient distribution payments. The Company was in compliance with all REIT requirements as of December 31, 2012, 2011 and 2010.

Note 16—Distributions (Continued)

The following table presents dividends paid by the Company on its common stock for the years ended December 31, 2012, 2011 and 2010:

			For Tax Purposes						
			Dividend Classified as Ordinary Income			Capital Gain Distribution		Dividend Classified as Return of Capital	
Year	Total Dividends Paid (In Thousands)	Dividend Paid Per Share	Percent	Dividend Paid Per Share	Qualified Dividend Income(1)	Percent	Dividend Paid Per Share	Percent	Dividend Paid Per Share
2012	$8,031	$0.285	100%	$0.285	—	—	—	—	—
2011	—	—	—	—	—	—	—	—	—
2010	—	—	—	—	—	—	—	—	—

(1) Qualified dividend income is eligible for reduced dividend rates.

The Company declared and paid distributions of $12,236, $14,500 and $14,500 for the years ended December 31, 2012, 2011 and 2010, respectively, representing the 12.5% return on the preferred shares issued to third parties by its subsidiary REIT.

Under the terms of the Company's amended junior subordinated note agreements, annual dividends were limited to 100% of taxable income to common shareholders and were required to be paid in the form of the Company's stock to the maximum extent permissible, with the balance payable in cash. Upon expiration of these terms in April 2012, the Company is permitted to pay 100% of its taxable income in cash. See Note 7—"Debt Obligations" for further details.

Note 17—Management Agreement

The Company, ARLP and Arbor Realty SR, Inc. have a management agreement with ACM, pursuant to which ACM provides certain services and the Company pays ACM a base management fee and under certain circumstances, an annual incentive fee.

The Company's chief executive officer is also ACM's chief executive officer and controlling equity owner and the Company's chief financial officer and treasurer is also ACM's chief financial officer. ACM has agreed to provide the Company with structured finance investment opportunities and loan servicing as well as other services necessary to operate its business. The Company relies to a significant extent on the facilities and resources of ACM to conduct its operations. ACM's management of the Company is under the direction or supervision of the Company's Board of Directors. The management agreement requires ACM to manage the business affairs in conformity with the policies and the general investment guidelines that are approved and monitored by the Company's Board of Directors.

The Company and its operating partnership have also entered into a services agreement with ACM pursuant to which its asset management group provides asset management services to ACM. In the event the services provided by its asset management group pursuant to the agreement exceed by more than 15% per quarter the level of activity anticipated by the Board of Directors, it will negotiate in good faith with its manager an adjustment to the manager's base management fee under the

Note 17—Management Agreement (Continued)

management agreement, to reflect the scope of the services, the quantity of serviced assets or the time required to be devoted to the services by its asset management group.

The base management fee is an arrangement whereby the Company reimburses ACM for its actual costs incurred in managing the Company's business based on the parties' agreement in advance on an annual budget with subsequent quarterly true-ups to actual costs. The 2012, 2011 and 2010 base management fees were $10.0 million, $8.3 million and $7.6 million, respectively, and the 2013 base management fee is estimated to be approximately $10.8 million. All origination fees on investments are retained by the Company.

The incentive fee is calculated as (1) 25% of the amount by which (a) the Company's funds from operations per share, adjusted for certain gains and losses including gains from the retirement and restructuring of debt and 60% of any loan loss reserve recoveries (spread over a three year period), exceeds (b) the product of (x) 9.5% per annum or the Ten Year U.S. Treasury Rate plus 3.5%, whichever is greater, and (y) the greater of $10.00 or the weighted average of book value of the net assets contributed by ACM to ARLP per ARLP partnership unit, the offering price per share of the Company's common equity in the private offering on July 1, 2003 and subsequent offerings and the issue price per ARLP partnership unit for subsequent contributions to ARLP, multiplied by (2) the weighted average of the Company's outstanding shares.

The minimum return, or incentive fee hurdle to be reached before an incentive fee is earned, is a percentage applied on a per share basis to the greater of $10.00 or the average gross proceeds per share. In addition, 60% of any loan loss and other reserve recoveries are eligible to be included in the incentive fee calculation, which recoveries are spread over a three year period.

The management agreement also allows the Company to consider, from time to time, the payment of additional "success-based" fees to ACM for accomplishing certain specified corporate objectives; has a termination fee of $10.0 million; and is renewable automatically for successive one-year terms, unless terminated with six months prior written notice. If the Company terminates or elects not to renew the management agreement without cause, it is required to pay the termination fee of $10.0 million.

The incentive fee is measured on an annual basis. However, when applicable, the Company will pay the annual incentive fee in quarterly installments, each within 60 days of each fiscal quarter. The quarterly installments are calculated based on the results for the period of twelve months ending on the last day of each quarter with respect to which such installment is payable. Each quarterly installment payment is deemed to be an advance of a portion of the incentive fee payable for the year, with an adjustment at year end to reflect the full year's results. At least 25% of any incentive fee is paid to ACM in shares of the Company's common stock, subject to ownership limitations in the Company's charter. For purposes of determining the number of shares that are paid to ACM to satisfy the common stock portion of the incentive fee from and after the date the Company's common shares are publicly traded, each common share shall have a value equal to the average closing price per common share based on the last twenty days of the fiscal quarter with respect to which the incentive fee is being paid.

The incentive fee is accrued as it is earned. The expense incurred for incentive fee paid in common stock is determined using the amount of stock calculated as noted above and the quoted market price of the stock on the last day of each quarter. At December 31 of each year, the Company

Note 17—Management Agreement (Continued)

remeasures the incentive fee expense paid to ACM in shares of the Company's common stock in accordance with current accounting guidance, which discusses how to determine the expense when certain terms are not known prior to the measurement date. Accordingly, any expense recorded related to common stock issued as a portion of incentive fee is adjusted to reflect the fair value of the stock on the measurement date when the final calculation of the total incentive fee is determined. In the event the calculated incentive fee for the full year is an amount less than the total of the installment payments made to ACM for the year, ACM will refund to the Company the amount of such overpayment in cash regardless of whether such installments were paid in cash or common stock. In such a case, the Company would record a negative incentive fee expense in the quarter when such overpayment is determined.

ACM is responsible for all costs incident to the performance of its duties under the management agreement, including compensation of its employees, rent for facilities and other "overhead" expenses. The Company is required to pay ACM management fees as well as reimburse ACM for all expenses incurred on behalf of the Company in connection with the raising of capital or the incurrence of debt, interest expenses, taxes and license fees, litigation and extraordinary or non recurring expenses.

ACM, pursuant to the management agreement with the Company, and Mr. Kaufman, pursuant to his non-competition agreement with the Company, have granted the Company a right of first refusal to pursue all opportunities identified by them or their affiliates to invest in multifamily and commercial mortgage loans and customized financing transactions, including bridge loans, mezzanine loans, preferred equity investments, note acquisitions and participation interests in owners of real properties (collectively, "Structured Finance Investments") as long as such investment opportunities are consistent with the Company's investment objectives and guidelines and such investments would not adversely affect the Company's status as a REIT. These agreements also provide that ACM or Mr. Kaufman, as the case may be, may pursue any opportunity in Structured Finance Investments if the opportunity is rejected by both the Company's credit committee and a majority of the Company's independent directors.

Pursuant to the management agreement and Mr. Kaufman's non-competition agreement, the Company has agreed not to pursue, and to allow ACM and its affiliates, including Mr. Kaufman, to pursue opportunities to invest in multi-family and commercial mortgage loans that meet the underwriting and approval guidelines of Fannie Mae, the Federal Housing Administration and conduit commercial lending programs secured by first liens on real property (collectively, the "Manager Target Investments"). In addition to its exclusive right to pursue Manager Target Investments, ACM and its affiliates may pursue any other type of investment (except Structured Finance Investments) without the Company's consent.

Note 17—Management Agreement (Continued)

The following table sets forth the Company's base and incentive compensation management fees for the periods indicated:

Management Fees:	For the Year Ended December 31,		
	2012	2011	2010
Base	$10,000,000	$8,300,000	$ 7,600,000
Incentive	—	—	18,765,448
Total management fee	$10,000,000	$8,300,000	$26,365,448

For the year ended December 31, 2012, 2011 and 2010 the Company recorded base management fee expenses of $10.0 million, $8.3 million and $7.6 million, respectively. As mentioned above, the management agreement allows for "success-based" payments to be paid to the Company's manager upon the completion of specified corporate objectives in addition to the standard base management fee. No "success-based" payments were made for the years ended December 31, 2012, 2011 and 2010. Of the base management fees recorded, approximately $3.1 million and $2.7 million was included in due to related party at December 31, 2012 and 2011, respectively. These amounts are paid in the quarters subsequent to each respective year end.

Installments of the annual incentive fee are subject to quarterly recalculation and potential reconciliation at the end of the fiscal year, and any overpayments are required to be repaid in accordance with the management agreement. For the twelve month period ending December 31, 2010, ACM earned an incentive management fee of $18.8 million. As more fully described in Note 7—"Debt Obligations", on June 30, 2010, the Company closed on a discounted payoff agreement with Wachovia and retired all of its debt with Wachovia at the discount described. The successful completion of the retirement of the Wachovia debt was a significant contributor to an incentive fee for the manager in 2010. As indicated earlier, gains on the extinguishment of debt are included in the incentive fee calculation and the gain, net of fees, certain expenses, and taxes, attributable to the Wachovia transaction was $157.5 million. For the years ended December 31, 2012 and 2011, ACM did not earn an incentive management fee.

Additionally, in 2007, ACM, received an incentive fee installment totaling $19.0 million which was recorded as a prepaid management fee related to the incentive fee on $77.1 million of deferred revenue recognized on the transfer of control of the 450 West 33rd Street property, which is one of the Company's equity affiliates.

Note 18—Income Taxes

The Company is organized and conducts its operations to qualify as a REIT and to comply with the provisions of the Internal Revenue Code with respect thereto. A REIT is generally not subject to federal income tax on taxable income which is distributed to its stockholders, provided that at least 90% of taxable income is distributed and provided that certain other requirements are met. The Company did not have REIT—federal taxable income net of dividends paid and net operating loss deductions for the years ended December 31, 2012, 2011 and 2010, and therefore, has not provided for federal income tax expense, except for $0.4 million of federal alternative minimum tax recorded in 2012.

Note 18—Income Taxes (Continued)

In 2012 and 2010, the Company recorded $0.2 million and $0.9 million, respectively, of estimated state income taxes incurred in those states that do not adopt the federal tax law that allows the Company to elect to defer income generated from certain debt extinguishment transactions. There were no such estimated income taxes for the year ended December 31, 2011. For the 2009 and 2010 tax years, the income and the tax on certain debt extinguishment transactions was, at our election, deferred to future periods.

Certain of the Company's assets or operations that would not otherwise comply with the REIT requirements, are owned or conducted by its taxable REIT subsidiaries, the income of which is subject to federal and state income taxes. The Company did not record a provision for current income taxes related to the assets that are held in taxable REIT subsidiaries for the years ended December 31, 2012, 2011and 2010 as they were in a net loss position. However, during the year ended December 31, 2012, the Company recorded a $1.4 million receivable for the expected refund of federal income taxes paid by a taxable REIT subsidiary in a prior year, which was received in 2012.

The Company's (benefit) provision for income taxes was comprised as follows:

	Years Ended December 31,		
	2012	2011	2010
Current tax (benefit) provision:			
Federal	$(1,025,508)	$ —	$ —
State	245,517	—	850,000
Total current tax (benefit) provision	(779,991)	—	850,000
Deferred tax (benefit) provision:			
Federal—net of valuation allowance	(13,695)	—	977,915
State—net of valuation allowance	(7,872)	—	732,085
Total deferred tax (benefit) provision	(21,567)	—	1,710,000
Total (benefit) provision	$ (801,558)	$ —	$2,560,000

The Company's effective income tax rate as a percentage of pretax income or loss differed from the U.S. federal statutory rate was as follows:

	Years Ended December 31,		
	2012	2011	2010
U.S. federal statutory rate	35.0%	35.0%	35.0%
REIT non-taxable income	(41.0)	(41.9)	(34.1)
State and local income taxes, net of federal tax benefit	(1.1)	(0.9)	0.7
Change in valuation allowance	9.8	7.8	0.6
Refund	(6.5)	—	—
Effective income tax rate	(3.8)%	—%	2.2%

Note 18—Income Taxes (Continued)

The significant components of deferred tax assets (liabilities) were as follows:

	December 31,	
	2012	2011
Deferred tax assets (liabilities):		
Expenses not currently deductible	$ 1,705,929	$ —
Net operating and capital loss carryforwards	3,180,736	5,370,646
Interest in equity affiliates—net	(1,034,317)	(256,516)
Deferred tax assets	3,852,348	5,114,130
Valuation allowance	(3,830,781)	(5,114,130)
Net deferred tax asset	$ 21,567	$ —

Deferred tax assets, net of deferred tax liabilities, are included in other assets in the Consolidated Balance Sheet. At December 31, 2012, the Company had approximately $4.9 million of deferred tax assets consisting of expenses not currently deductible, net operating loss carryforwards and capital loss carryforwards. In addition, the Company's deferred tax assets are offset by approximately $1.0 million of deferred tax liabilities resulting from timing differences relating to investments in equity affiliates, and a valuation allowance of approximately $3.8 million.

At December 31, 2011, the Company had approximately $5.4 million of deferred tax assets consisting of net operating loss carryforwards and capital loss carryforwards. In addition, the Company's deferred tax assets are offset by approximately $0.3 million of deferred tax liabilities resulting from timing differences relating to investments in equity affiliates, and a valuation allowance of approximately $5.1 million. The majority of the change in the deferred tax assets was due to the realization of transactions that occurred at the underlying partnerships during 2011. As a result of these transactions, the related valuation allowance was reversed.

The taxable REIT subsidiaries have federal and state net operating loss carryforwards as of December 31, 2012 and 2011 of approximately $17.5 million and $11.0 million, respectively, which will expire through 2033 and 2032, respectively. The taxable REIT subsidiaries also have a federal and state capital loss carryover as of December 31, 2011 of approximately $2.0 million, which will expire in 2017. There were no capital loss carryovers as of December 31, 2012. The Company has concluded that it is more likely than not that the net operating losses and capital loss carryovers will not be utilized during the carryforward period, and as such, net of deferred tax liabilities, the Company has established a valuation allowance against these net deferred tax assets.

The Company has approximately $162.0 million of federal and state net operating losses and approximately $200.0 million of capital losses as of December 31, 2012. The net operating losses will expire through 2032 and the capital losses will expire through 2018.

The Company has assessed its tax positions for all open tax years, which includes 2009 to 2012, and concluded there were no material uncertainties to be recognized. The Company's accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as provision for income taxes. The Company has not recognized any interest and penalties related to tax uncertainties for the years ended December 31, 2012, 2011 and 2010.

Note 19—Due to Borrowers

Due to borrowers represents borrowers' funds held by the Company to fund certain expenditures or to be released at the Company's discretion upon the occurrence of certain pre-specified events, and to serve as additional collateral for borrowers' loans. While retained, these balances earn interest in accordance with the specific loan terms they are associated with.

Note 20—Summary Quarterly Consolidated Financial Information—Unaudited

The following tables represent summarized quarterly financial data of the Company for the years ended December 31, 2012 and 2011 which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations.

Net income (loss) shown agrees with the Company's quarterly report(s) on Form 10-Q as filed with the Securities and Exchange Commission. However, individual line items vary from such reports due to the presentation of discontinued operations being retroactively reclassified from property operating income and expenses and loss on impairment of real estate due to the sale of a real estate investment that was part of a portfolio of hotel properties in 2012 and reclassifying real estate owned to real estate held-for-sale in 2011.

Note 20—Summary Quarterly Consolidated Financial Information—Unaudited (Continued)

	For the Three Months Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Net interest income	$11,034,505	$10,520,512	$ 9,731,906	$ 7,845,007
Total other revenue	6,148,892	8,048,602	8,479,049	8,777,500
Total other expenses	18,081,083	20,067,382	23,894,103	22,717,713
Loss from continuing operations before gain on extinguishment of debt, income (loss) from equity affiliates and benefit (provision) for income taxes	(897,686)	(1,498,268)	(5,683,148)	(6,095,206)
Gain on extinguishment of debt	—	4,144,688	20,968,214	5,346,121
Income (loss) from equity affiliates	2,347	(225,493)	(224,136)	(250,574)
(Loss) income before (provision) benefit for income taxes	(895,339)	2,420,927	15,060,930	(999,659)
Benefit (provision) for income taxes	275,000	(275,000)	(600,000)	1,401,558
(Loss) income from continuing operations	(620,339)	2,145,927	14,460,930	401,899
Gain on sale of real estate held-for-sale	466,310	—	—	3,487,145
(Loss) income from operations of real estate held-for-sale	(59,241)	(31,622)	1,138,899	326,547
Income from discontinued operations	407,069	(31,622)	1,138,899	3,813,692
Net (loss) income	(213,270)	2,114,305	15,599,829	4,215,591
Net income attributable to noncontrolling interest	53,969	53,976	53,811	53,811
Net (loss) income attributable to Arbor Realty Trust, Inc.	$ (267,239)	$ 2,060,329	$15,546,018	$ 4,161,780
Basic (loss) earnings per common share:				
(Loss) income from continuing operations, net of noncontrolling interest	$ (0.02)	$ 0.07	$ 0.57	$ 0.01
Income from discontinued operations	0.01	—	0.05	0.16
Net (loss) income attributable to Arbor Realty Trust, Inc.	$ (0.01)	$ 0.07	$ 0.62	$ 0.17
Diluted (loss) earnings per common share:				
(Loss) income from continuing operations, net of noncontrolling interest	$ (0.02)	$ 0.07	$ 0.57	$ 0.01
Income from discontinued operations	0.01	—	0.05	0.16
Net (loss) income attributable to Arbor Realty Trust, Inc.	$ (0.01)	$ 0.07	$ 0.62	$ 0.17

Note 20—Summary Quarterly Consolidated Financial Information—Unaudited (Continued)

	For the Three Months Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Net interest income	$ 7,351,825	$ 7,117,159	$ 2,780,021	$4,966,618
Total other revenue	4,745,155	7,006,210	7,366,740	4,429,872
Total other expenses	41,680,058	24,950,569	21,239,155	9,723,180
Loss from continuing operations before gain on extinguishment of debt and (loss) income from equity affiliates	(29,583,078)	(10,827,200)	(11,092,394)	(326,690)
Gain on extinguishment of debt	2,958,556	5,100,462	1,926,700	892,500
(Loss) income from equity affiliates	(94,748)	3,717,323	24,446	24,365
(Loss) income from continuing operations	(26,719,270)	(2,009,415)	(9,141,248)	590,175
Loss on impairment of real estate held-for-sale	(700,000)	—	(750,000)	—
Loss on operations of real estate held-for-sale	(308,591)	(378,769)	(409,609)	(269,330)
Loss from discontinued operations	(1,008,591)	(378,769)	(1,159,609)	(269,330)
Net (loss) income	(27,727,861)	(2,388,184)	(10,300,857)	320,845
Net income attributable to noncontrolling interest	54,037	54,045	53,878	53,696
Net (loss) income attributable to Arbor Realty Trust, Inc.	$(27,781,898)	$ (2,442,229)	$(10,354,735)	$ 267,149
Basic (loss) earnings per common share:				
(Loss) income from continuing operations, net of noncontrolling interest	$ (1.11)	$ (0.08)	$ (0.36)	$ 0.02
Loss from discontinued operations	(0.04)	(0.02)	(0.05)	(0.01)
Net (loss) income attributable to Arbor Realty Trust, Inc.	$ (1.15)	$ (0.10)	$ (0.41)	$ 0.01
Diluted (loss) earnings per common share:				
(Loss) income from continuing operations, net of noncontrolling interest	$ (1.11)	$ (0.08)	$ (0.36)	$ 0.02
Loss from discontinued operations	(0.04)	(0.02)	(0.05)	(0.01)
Net (loss) income attributable to Arbor Realty Trust, Inc.	$ (1.15)	$ (0.10)	$ (0.41)	$ 0.01

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

SCHEDULE IV—LOANS AND OTHER LENDING INVESTMENTS

DECEMBER 31, 2012

Type	Location	Periodic Payment Terms(1)	Maturity Date(2)	Interest Pay Rate Index(3)	Prior Liens	Face Amount	Carrying Amount(4)
Bridge Loans:							
Bridge loans in excess of 3% of carrying amount of total loans:							
Multi-family	Various	IO	2014 - 2017	LIBOR + 3.49% - 5.60% Floor 0.48%	$ —	$ 164,930,532	$ 159,217,851
Office	NY	IO	2016	Fixed 6.30%	—	42,000,000	41,688,249
					—	206,930,532	200,906,100
Bridge loans less than 3% of carrying amount of total loans:							
Multi-family	Various	IO	2013 - 2020	LIBOR + 1.50% - 10.34% Floor 0.20% - 1.00% Fixed 10.00% - 15.00%	11,000,000	417,675,556	411,235,300
Office	Various	IO	2013 - 2020	LIBOR + 1.80% - 8.00% Floor 0.24% - 5.50% Fixed 6.30%	—	141,092,838	136,725,524
Land	Various	IO	2013 - 2016	LIBOR + 2.00% - 4.50% Fixed 8.75% - 11.64%	—	131,413,011	75,227,710
Hotel	Various	IO / PI	2013 - 2017	LIBOR + 2.88% - 10.2% Floor 0.50% - 1.47%	—	66,942,284	66,942,284
Commercial	NY	PI	2017	LIBOR + 3.23% Floor 0.24%	—	23,322,617	23,322,617
Retail	Various	IO	2013 - 2016	LIBOR + 5.75% - 6.75% Floor 0.19% - 0.29%	—	19,350,000	19,238,419
					11,000,000	799,796,306	732,691,854
Total Bridge Loans					11,000,000	1,006,726,838	933,597,954
Mezzanine Loans:							
Mezzanine loans less than 3% of carrying amount of total loans:							
Multi-family	Various	IO / PI	2013 - 2046	LIBOR + 2.50% - 12.00% Floor 0.21% - 2.50% Fixed 4.00% - 11.00%	269,957,337	70,960,261	54,044,387
Office	Various	IO / PI	2015 - 2017	Fixed 9.39% - 10.00%	183,198,098	22,078,509	19,983,748
Land	CA	IO	2013	—	—	9,332,969	—
Commercial	NY	PI	2017	LIBOR + 4.23% Floor 0.24%	—	471,900	469,060
Condo	CA	IO	2013	LIBOR + 3.00% Floor 0.25%	32,838,073	10,000,000	—
Total Mezzanine Loans					485,993,508	112,843,639	74,497,194

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES
SCHEDULE IV—LOANS AND OTHER LENDING INVESTMENTS (Continued)
DECEMBER 31, 2012

Type	Location	Periodic Payment Terms(1)	Maturity Date(2)	Interest Pay Rate Index(3)	Prior Liens	Face Amount	Carrying Amount(4)
Junior Participations:							
Junior participation loans in excess of 3% of carrying amount of total loans:							
Office	Various	IO	2013 - 2016	LIBOR + 1.00% - 5.71%	107,861,151	135,000,000	135,000,000
Junior participation loans less than 3% of carrying amount of total loans:							
Multi-family	MD	IO	2014	LIBOR + 1.25%	185,000,000	32,000,000	26,787
Office	Various	IO / PI	2015 - 2017	Fixed 4.00% - 12.80%	1,332,730,905	74,990,991	46,890,538
Hotel	Various	IO / PI	2014 - 2017	LIBOR + 1.79% Fixed 9.35%	72,632,653	38,671,507	34,999,993
Total Junior Participations					1,698,224,709	280,662,498	216,917,318
Preferred Equity Loans:							
Preferred equity loans less than 3% of carrying amount of total loans:							
Multi-family	Various	IO	2014 - 2020	LIBOR + 9.93% Fixed 2.36% - 12.00%	1,009,580,000	85,573,672	85,534,653
Condo	NY	IO	2014	Fixed 17.00%	10,000,000	15,250,000	15,119,934
Total Preferred Equity Loans					1,019,580,000	100,823,672	100,654,587
Total Loans					$3,214,798,217	$1,501,056,647	$1,325,667,053

(1) IO = Interest Only, PI = Principal and Interest.

(2) Maturity date does not include possible extensions.

(3) References to LIBOR are to one-month LIBOR unless specifically stated otherwise.

(4) The federal income tax basis is approximately $1.5 billion.

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

SCHEDULE IV—LOANS AND OTHER LENDING INVESTMENTS (Continued)

DECEMBER 31, 2012

The following table reconciles the Company's loans and investments carrying amounts for the periods indicated:

	For the Year Ended December 31,		
	2012	2011	2010
Balance at beginning of year	$1,302,440,660	$1,414,225,388	$1,700,774,288
Additions during period:			
New loan originations	275,633,168	206,477,919	24,900,137
Funding of unfunded loan commitments(1)	7,271,166	3,660,638	8,198,836
Accretion of unearned revenue	2,794,627	2,203,739	1,498,207
Loan charge-offs	46,585,800	27,062,564	194,910,892
Recoveries of reserves	917,966	6,124,954	18,120,766
Reclassification of allowance for loan loss to real estate owned	—	31,710,929	—
Market value adjustments	—	—	8,758,598
Reclassification of interest receivable	—	—	3,344,907
Reclassification from due to borrowers	—	—	177,302
Deductions during period:			
Loan payoffs	(171,822,185)	(108,668,220)	(134,272,783)
Proceeds and receivables from sale of loans	(17,945,000)	(31,450,000)	(60,000,000)
Proceeds used against junior loan participations	(34,000,000)	—	—
Loan paydowns	(13,889,148)	(55,307,130)	(41,463,722)
Loss on sale and restructuring of loans	—	(4,710,000)	(7,214,481)
Use of loan charge-offs	(46,585,800)	(27,062,564)	(194,910,892)
Loans converted to real estate owned	—	(114,810,469)	—
Provision for loan losses	(23,828,224)	(44,810,000)	(100,932,519)
Unearned revenue and costs	(1,905,977)	(2,207,088)	(5,550)
Market value adjustments	—	—	(7,658,598)
Balance at end of year	$1,325,667,053	$1,302,440,660	$1,414,225,388

(1) In accordance with certain loans and investments, the Company has outstanding unfunded commitments that it is obligated to fund as the borrowers meet certain requirements. Specific requirements include but are not limited to property renovations, building construction, and building conversions based on criteria met by the borrower in accordance with the loan agreements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Under the direction of our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

No change in internal control over financial reporting occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Arbor Realty Trust, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm has issued a report on management's assessment of the Company's internal control over financial reporting. This report appears on the following page of this annual report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Arbor Realty Trust, Inc. and Subsidiaries

We have audited Arbor Realty Trust, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arbor Realty Trust, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Arbor Realty Trust, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arbor Realty Trust, Inc. and Subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012 of Arbor Realty Trust, Inc. and Subsidiaries and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
February 15, 2013

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our directors and executive officers set forth under the captions "Board of Directors" and "Executive Officers" of the 2013 Proxy Statement is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2013 Proxy Statement is incorporated herein by reference.

The information regarding our code of ethics for our chief executive and other senior financial officers under the caption "Senior Officer Code of Ethics and Code of Business Conduct and Ethics" in the 2013 Proxy Statement is incorporated herein by reference.

The information regarding our audit committee under the caption "Audit Committee" in the 2013 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the section captioned "Executive Compensation" of the 2013 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in the section captioned "Security Ownership of Certain Beneficial Owners and Management" of the 2013 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information contained in the section captioned "Certain Relationships and Related Transactions" and "Director Independence" of the 2013 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information regarding our independent accountant's fees and services in the sections captioned "Independent Accountants' Fees" and "Audit Committee Pre-Approval Policy" of the 2013 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) and (c) Financial Statements and Schedules.

See the "Index to the Consolidated Financial Statements of Arbor Realty Trust, Inc. and Subsidiaries" included in Item 8 of this report.

(b) Exhibits.

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Arbor or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Arbor may be found elsewhere in this report and Arbor's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

Exhibit Number	Description
3.1	Articles of Incorporation of Arbor Realty Trust, Inc.*
3.2	Articles of Amendment to Articles of Incorporation of Arbor Realty Trust, Inc.▲
3.3	Articles Supplementary of Arbor Realty Trust, Inc.*
3.4	Articles Supplementary of 8.250% Series A Cumulative Redeemable Preferred Stock.♣
3.5	Amended and Restated Bylaws of Arbor Realty Trust, Inc.▲▲
4.1	Form of Certificate for Common Stock.*
4.2	Common Stock Purchase Warrant, Certificate No. W-1, dated July 23, 2009, issued to Wachovia Bank, National Association.•
4.3	Common Stock Purchase Warrant, Certificate No. W-2, dated July 23, 2009, issued to Wachovia Bank, National Association.•
4.4	Common Stock Purchase Warrant, Certificate No. W-3, dated July 23, 2009, issued to Wachovia Bank, National Association.•
4.5	Specimen 8.250% Series A Cumulative Redeemable Preferred Stock Certificate.♣

Exhibit Number	Description
10.1	Second Amended and Restated Management Agreement, dated August 6, 2009, by and among Arbor Realty Trust, Inc., Arbor Commercial Mortgage, LLC, Arbor Realty Limited Partnership and Arbor Realty SR, Inc.♣♣♣
10.2	Services Agreement, dated July 1, 2003, by and among Arbor Realty Trust, Inc., Arbor Commercial Mortgage, LLC and Arbor Realty Limited Partnership.*
10.3	Non-Competition Agreement, dated July 1, 2003, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership and Ivan Kaufman.*
10.4	Second Amended and Restated Agreement of Limited Partnership of Arbor Realty Limited Partnership, dated January 18, 2005, by and among Arbor Commercial Mortgage, LLC, Arbor Realty Limited Partnership, Arbor Realty LPOP, Inc. and Arbor Realty GPOP, Inc.†
10.5	Registration Rights Agreement, dated July 1, 2003, between Arbor Realty Trust, Inc. and Arbor Commercial Mortgage, LLC.*
10.6	2003 Omnibus Stock Incentive Plan, (as amended and restated on June 18, 2009).♣♣♣
10.7	Form of Restricted Stock Agreement.*
10.8	Benefits Participation Agreement, dated July 1, 2003, between Arbor Realty Trust, Inc. and Arbor Management, LLC.*
10.9	Form of Indemnification Agreement.*
10.10	Amended and Restated Loan Purchase and Repurchase Agreement, dated July 12, 2004, by and among Arbor Realty Funding LLC, as seller, Wachovia Bank, National Association, as purchaser, and Arbor Realty Trust, Inc., as guarantor.**
10.11	Indenture, dated January 19, 2005, by and between Arbor Realty Mortgage Securities Series 2004-1, Ltd., Arbor Realty Mortgage Securities Series 2004-1 LLC, Arbor Realty SR, Inc. and LaSalle Bank National Association.†
10.12	Indenture, dated January 11, 2006, by and between Arbor Realty Mortgage Securities Series 2005-1, Ltd., Arbor Realty Mortgage Securities Series 2005-1 LLC, Arbor Realty SR, Inc. and LaSalle Bank National Association.‡
10.13	Master Repurchase Agreement, dated as of October 26, 2006, by and between Column Financial, Inc. and Arbor Realty SR, Inc. and Arbor TRS Holding Company Inc., as sellers, Arbor Realty Trust, Inc., Arbor Realty Limited Partnership, as guarantors, and Arbor Realty Mezzanine LLC.‡‡
10.14	Indenture, dated December 14, 2006, by and between Arbor Realty Mortgage Securities Series 2006-1, Ltd., Arbor Realty Mortgage Securities Series 2006-1 LLC, Arbor Realty SR, Inc. and Wells Fargo Bank, National Association.◆
10.15	Master Repurchase Agreement, dated as of March 30, 2007, by and between Variable Funding Capital Company LLC, as purchaser, Wachovia Bank, National Association, as swingline purchaser, Wachovia Capital Markets, LLC, as deal agent, Arbor Realty Funding LLC, Arbor Realty Limited Partnership and ARSR Tahoe, LLC, as sellers, Arbor Realty Trust, Inc., Arbor Realty Limited Partnership and Arbor Realty SR, Inc., as guarantors.◆◆
10.16	Credit Agreement, dated November 6, 2007, by and between Arbor Realty Funding, LLC, ARSR Tahoe, LLC, Arbor Realty Limited Partnership, and ART 450 LLC, as Borrowers, Arbor Realty Trust, Inc., Arbor Realty Limited Partnership, and Arbor Realty SR, Inc., as Guarantors, and Wachovia Bank, National Association, as Administrative Agent.◆◆◆

Exhibit Number	Description
10.17	Junior Subordinated Indenture, dated May 6, 2009, between Arbor Realty SR, Inc. and The Bank of New York Mellon Trust Company, National Association, as Trustee relating to $29,400,000 aggregate principal amount of Junior Subordinated Notes due 2034.♣♣
10.18	Junior Subordinated Indenture, dated May 6, 2009, between Arbor Realty SR, Inc. and The Bank of New York Mellon Trust Company, National Association, as Trustee relating to $168,000,000 aggregate principal amount of Junior Subordinated Notes due 2034.♣♣
10.19	Junior Subordinated Indenture, dated May 6, 2009, among Arbor Realty SR, Inc. Arbor Realty Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee, relating to $21,224,000 aggregate principal amount of Junior Subordinated Notes due 2035.♣♣
10.20	Junior Subordinated Indenture, dated May 6, 2009, among Arbor Realty SR, Inc. Arbor Realty Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee, relating to $2,632,000 aggregate principal amount of Junior Subordinated Notes due 2036.♣♣
10.21	Junior Subordinated Indenture, dated May 6, 2009, among Arbor Realty SR, Inc. Arbor Realty Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee, relating to $47,180,000 aggregate principal amount of Junior Subordinated Notes due 2037.♣♣
10.22	Exchange Agreement, dated May 6, 2009, among Arbor Realty Trust, Inc., Arbor Realty SR, Inc., Kodiak CDO II, Ltd., Attentus CDO I, Ltd. and Attentus CDO III, Ltd.♣♣
10.23	Exchange Agreement, dated May 6, 2009, among Arbor Realty SR, Inc., Arbor Realty Trust, Inc., Taberna Preferred Funding I, Ltd., Taberna Preferred Funding II, Ltd., Taberna Preferred Funding III, Ltd., Taberna Preferred Funding IV, Ltd., Taberna Preferred Funding V, Ltd., Taberna Preferred Funding VII, Ltd. and Taberna Preferred Funding VIII, Ltd.♣♣
10.24	First Amended and Restated Credit Agreement, dated as of July 23, 2009, among Arbor Realty Funding, LLC, a Delaware limited liability company, as a Borrower, ARSR Tahoe, LLC, a Delaware limited liability company, as a Borrower, Arbor ESH II LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Limited Partnership, a Delaware limited partnership, as a Borrower and a Guarantor, ART 450 LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Trust, Inc., a Maryland corporation, as a Guarantor, Arbor Realty SR, Inc., a Maryland corporation, as a Borrower and a Guarantor, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders thereunder.♣♣♣
10.25	First Amended and Restated Revolving Loan Agreement, dated as of July 23, 2009, among Arbor Realty Trust, Inc., a Maryland corporation, Arbor Realty GPOP, Inc., a Delaware corporation, Arbor Realty LPOP, Inc., a Delaware corporation, Arbor Realty Limited Partnership, a Delaware limited partnership, Arbor Realty SR, Inc., a Maryland corporation, Arbor Realty Collateral Management, LLC, as Borrowers, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders thereunder and initial lender.♣♣♣
10.26	Registration Rights Agreement, dated as of July 23, 2009, by and between Arbor Realty Trust, Inc. and Wachovia Bank, National Association, a national banking association.•

Exhibit Number	Description
10.27	First Amendment to First Amended and Restated Credit Agreement, dated as of December 16, 2009, among Arbor Realty Funding, LLC, a Delaware limited liability company, as a Borrower, ARSR Tahoe, LLC, a Delaware limited liability company, as a Borrower, Arbor ESH II LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Limited Partnership, a Delaware limited partnership, as a Borrower and a Guarantor, ART 450 LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Trust, Inc., a Maryland corporation, as a Guarantor, Arbor Realty SR, Inc., a Maryland corporation, as a Borrower and a Guarantor, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders thereunder.•
10.28	Second Amendment to First Amended and Restated Credit Agreement, dated as of December 24, 2009, among Arbor Realty Funding, LLC, a Delaware limited liability company, as a Borrower, ARSR Tahoe, LLC, a Delaware limited liability company, as a Borrower, Arbor ESH II LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Limited Partnership, a Delaware limited partnership, as a Borrower and a Guarantor, ART 450 LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Trust, Inc., a Maryland corporation, as a Guarantor, Arbor Realty SR, Inc., a Maryland corporation, as a Borrower and a Guarantor, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders and Wells Fargo Bank, National Association, a national banking association, as the custodian.•
10.29	First Amendment to First Amended and Restated Revolving Loan Agreement, dated as of December 24, 2009, among Arbor Realty Trust, Inc., a Maryland corporation, Arbor Realty GPOP, Inc., a Delaware corporation, Arbor Realty LPOP, Inc., a Delaware corporation, Arbor Realty Limited Partnership, a Delaware limited partnership, Arbor Realty SR, Inc., a Maryland corporation, Arbor Realty Collateral Management, LLC, as Borrowers, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders thereunder and initial lender.•
10.30	Third Amendment and Waiver to First Amended and Restated Credit Agreement, dated as of January 20, 2010, among Arbor Realty Funding, LLC, a Delaware limited liability company, as a Borrower, ARSR Tahoe, LLC, a Delaware limited liability company, as a Borrower, Arbor ESH II LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Limited Partnership, a Delaware limited partnership, as a Borrower and a Guarantor, ART 450 LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Trust, Inc., a Maryland corporation, as a Guarantor, Arbor Realty SR, Inc., a Maryland corporation, as a Borrower and a Guarantor, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders thereunder.•
10.31	Second Amendment and Waiver to First Amended and Restated Revolving Loan Agreement, dated as of February 2, 2010, among Arbor Realty Trust, Inc., a Maryland corporation, Arbor Realty GPOP, Inc., a Delaware corporation, Arbor Realty LPOP, Inc., a Delaware corporation, Arbor Realty Limited Partnership, a Delaware limited partnership, Arbor Realty SR, Inc., a Maryland corporation, Arbor Realty Collateral Management, LLC, as Borrowers, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders thereunder and initial lender.•

Exhibit Number	Description
10.32	Fourth Amendment and Waiver to First Amended and Restated Credit Agreement, dated as of February 2, 2010, among Arbor Realty Funding, LLC, a Delaware limited liability company, as a Borrower, ARSR Tahoe, LLC, a Delaware limited liability company, as a Borrower, Arbor ESH II LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Limited Partnership, a Delaware limited partnership, as a Borrower and a Guarantor, ART 450 LLC, a Delaware limited liability company, as a Borrower, Arbor Realty Trust, Inc., a Maryland corporation, as a Guarantor, Arbor Realty SR, Inc., a Maryland corporation, as a Borrower and a Guarantor, the several Lenders from time to time a party thereto, and Wachovia Bank, National Association, a national banking association, as administrative agent for the Lenders thereunder.•
10.33	Exchange Agreement, dated as of February 26, 2010, among Arbor Realty SR, Inc. and Taberna Preferred Funding I, Ltd., Taberna Preferred Funding V, Ltd., Taberna Preferred Funding VII, Ltd. and Taberna Preferred Funding VIII, Ltd.•
10.34	Revolving Bridge Loan and Security Agreement dated as of July 22, 2011, by and between Capital One, National Association as lender and Arbor Realty SR, Inc. as borrower, and Arbor Realty Trust, Inc. as guarantor.••
10.35	Underwriting Agreement, dated June 7, 2012, by and among Arbor Realty Trust, Inc., Arbor Commercial Mortgage, LLC, Arbor Realty Limited Partnership and Deutsche Bank Securities Inc.•••
10.36	Indenture, dated September 24, 2012, by and between Arbor Realty Collateralized Loan Obligation 2012-1, Ltd., Arbor Realty Collateralized Loan Obligation 2012-1, LLC, Arbor Realty SR, Inc. and U.S. Bank, National Association.♠
10.37	Placement Agreement, dated September 24, 2012, by and between Arbor Realty Collateralized Loan Obligation 2012-1, Ltd., Arbor Realty Collateralized Loan Obligation 2012-1, LLC and Sandler O'Neill & Partners, L.P.♠
10.38	Loan Obligation Purchase Agreement, dated September 24, 2012, by and between Arbor Realty SR, Inc. and Arbor Realty Collateralized Loan Obligation 2012-1, Ltd.♠
10.39	Underwriting Agreement, dated October 5, 2012, by and among Arbor Realty Trust, Inc., Arbor Commercial Mortgage, LLC, Arbor Realty Limited Partnership and Deutsche Bank Securities Inc.♠♠
10.40	Equity Distribution Agreement, dated December 31, 2012, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership and JMP Securities LLC.
10.41	Indenture, dated January 28, 2013, by and between Arbor Realty Collateralized Loan Obligation 2013-1, Ltd., Arbor Realty Collateralized Loan Obligation 2013-1, LLC, Arbor Realty SR, Inc. and U.S. Bank National Association.
10.42	Placement Agreement, dated January 28, 2013, by and between Arbor Realty Collateralized Loan Obligation 2013-1, Ltd., Arbor Realty Collateralized Loan Obligation 2013-1, LLC and Sandler O'Neill & Partners, L.P.
10.43	Loan Obligation Purchase Agreement, dated January 28, 2013, by and between Arbor Realty SR, Inc. and Arbor Realty Collateralized Loan Obligation 2013-1, Ltd.
10.44	Underwriting Agreement, dated February 1, 2013, by and among Arbor Realty Trust, Inc., Arbor Realty Limited Partnership, Deutsche Bank Securities Inc., JMP Securities LLC, Ladenburg Thalmann & Co. Inc., and MLV & Co. LLC.♠♠♠

Exhibit Number	Description
21.1	List of Subsidiaries of Arbor Realty Trust, Inc.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14.
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.1	Financial statements from the Annual Report on Form 10-K of Arbor Realty Trust, Inc. for the year ended December 31, 2012, filed on February 15, 2013, formatted in XBRL: (i) the Consolidated Balance Sheet, (ii) the Consolidated Statement of Operations, (iii) the Consolidated Statement of Comprehensive Income (Loss), (iv) the Consolidated Statement of Changes in Equity, (v) the Consolidated Statement of Cash Flows and (vi) the Notes to Consolidated Financial Statements.

Exhibit Index

▲ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

▲▲ Incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K (No. 001-32136) which was filed with the Securities and Exchange Commission on December 11, 2007.

* Incorporated by reference to the Registrant's Registration Statement on Form S-11 (Registration No. 333-110472), as amended. Such registration statement was originally filed with the Securities and Exchange Commission on November 13, 2003.

** Incorporated by reference to the Registrant's Quarterly Report of Form 10-Q for the quarter ended September 30, 2004.

† Incorporated by reference to the Registrant's Annual Report of Form 10-K for the year ended December 31, 2004.

‡ Incorporated by reference to the Registrant's Annual Report of Form 10-K for the year ended December 31, 2005.

‡‡ Incorporated by reference to the Registrant's Quarterly Report of Form 10-Q for the quarter ended September 30, 2006.

◆ Incorporated by reference to the Registrant's Annual Report of Form 10-K for the year ended December 31, 2006.

◆◆ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

◆◆◆ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

♣ Incorporated by reference to the Registrant's Form 8-A which was filed with the Securities and Exchange Commission on February 1, 2013.

♣♣ Incorporated by reference to the Registrant's Quarterly Report of Form 10-Q for the quarter ended March 31, 2009.

♣♣♣ Incorporated by reference to the Registrant's Quarterly Report of Form 10-Q for the quarter ended June 30, 2009.

• Incorporated by reference to the Registrant's Annual Report of Form 10-K for the year ended December 31, 2009.

•• Incorporated by reference to the Registrant's Quarterly Report of Form 10-Q for the quarter ended June 30, 2011.

••• Incorporated by reference to the Registrant's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on June 12, 2012.

♠ Incorporated by reference to the Registrant's Quarterly Report of Form 10-Q for the quarter ended September 30, 2012.

♠♠ Incorporated by reference to the Registrant's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on October 11, 2012.

♠♠♠ Incorporated by reference to the Registrant's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on February 1, 2013.

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Arbor or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Arbor may be found elsewhere in this report and Arbor's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on February 15, 2013.

ARBOR REALTY TRUST, INC.

By: /s/ IVAN KAUFMAN

Name: Ivan Kaufman
Title: *Chief Executive Officer*

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ IVAN KAUFMAN Ivan Kaufman	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	February 15, 2013
/s/ PAUL ELENIO Paul Elenio	Chief Financial Officer (Principal Financial Officer)	February 15, 2013
/s/ ARCHIE R. DYKES Archie R. Dykes	Director	February 15, 2013
/s/ KAREN EDWARDS Karen Edwards	Director	February 15, 2013
/s/ WILLIAM HELMREICH William Helmreich	Director	February 15, 2013
/s/ WILLIAM C. GREEN William C. Green	Director	February 15, 2013
/s/ C. MICHAEL KOJAIAN C. Michael Kojaian	Director	February 15, 2013

Signature	Title	Date
/s/ MELVIN F. LAZAR Melvin F. Lazar	Director	February 15, 2013
/s/ JOSEPH MARTELLO Joseph Martello	Director	February 15, 2013

EXHIBIT 21.1

SUBSIDIARIES OF ARBOR REALTY TRUST, INC.

Arbor Realty GPOP, Inc., a Delaware corporation

Arbor Realty LPOP, Inc., a Delaware corporation

Arbor Realty Limited Partnership, a Delaware limited partnership

Arbor Realty SR, Inc., a Maryland corporation

Arbor Realty Funding, LLC, a Delaware limited liability company

Arbor Realty Member LLC, a Delaware limited liability company

ART 450 LLC, a Delaware limited liability company

ARMS 2004-1 Equity Holdings LLC, a Delaware limited liability company

Arbor Realty Mortgage Securities Series 2004-1 LLC, a Delaware limited liability company

Arbor Realty Mortgage Securities Series 2004-1, Ltd., a Cayman Islands exempted company with limited liability

Arbor Realty Collateral Management, LLC, a Delaware limited liability company

AC Flushing, LLC, a New York limited liability company

AR Prime Holdings LLC, a Delaware limited liability company

Arbor Realty Mortgage Securities Series 2005-1 Ltd., a Cayman Islands exempted company with limited liability

Arbor Realty Mortgage Securities Series 2005-1 LLC, a Delaware limited liability company

ARMS 2005-1 Equity Holdings LLC, a Delaware limited liability company

ARSR TRS Holdings LLC (formerly Arbor Toy LLC), a Delaware limited liability company (TRS)

ARMS 2006-1 Equity Holdings LLC, a Delaware limited liability company

Arbor Realty Mortgage Securities Series 2006-1 LLC, a Delaware limited liability company

Arbor Realty Mortgage Securities Series 2006-1, Ltd., a Cayman Islands exempted company with limited liability

Arbor Realty Participation LLC, a Delaware limited liability company

ART 823 LLC, a Delaware limited liability company (TRS)

ARSR Tahoe LLC, a Delaware limited liability company

ARSR Jacksonville LLC, a Delaware limited liability company

ARSR Alpine LLC, a Delaware limited liability company (TRS)

ARSR Alpine II LLC, a Delaware limited liability company

Arbor ESH Holdings LLC, a Delaware limited liability company

ARSR Grand Reserve LLC, a Delaware limited liability company

Richland Terrace Apts. LLC, a South Carolina limited liability company

Arbor Capital Trust III, a Delaware Statutory Trust

Arbor Capital Trust VII, a Delaware Statutory Trust

JT Prime LLC, a Delaware limited liability company

ABT ESI LLC, a Delaware limited liability company

Arbor CM LLC, a Delaware limited liability company

ARSR Solutions LLC, a Delaware limited liability company

Harwood New Venture LLC, a Delaware limited liability company

Heritage Partners Holding LLC, a Delaware limited liability company

420 Fifth Associates LLC, a Delaware limited liability company

Daytona Beach Six, LLC, a Delaware limited liability company

ARSR West Shore LLC, a Delaware limited liability company

BR Norwich Unit Owner LLC, a Delaware limited liability company

ART 323 LLC, a Delaware limited liability company

Arbor Water Street Properties LLC, a Delaware limited liability company

GA Portfolio LLC, a Delaware limited liability company

GA Portfolio Manager, LLC, a Delaware limited liability company

Arbor Park Row, LLC, a Delaware limited liability company

Arbor Realty Holdings, LLC, a Delaware limited liability company

Arbor Realty Investment, LLC, a Delaware limited liability company

Arbor Residential Investor, LLC, a Delaware limited liability company

ARSR RCC TRS LLC, a Delaware limited liability company (TRS)

ARSR Vintage, LLC, a Delaware limited liability company

Basket 1 Preferred SPE, LLC, a Delaware limited liability company

Basket 2 Preferred SPE, LLC, a Delaware limited liability company

Basket 3 Preferred SPE, LLC, a Delaware limited liability company

Basket 4 Preferred SPE, LLC, a Delaware limited liability company

Basket 5 Preferred SPE, LLC, a Delaware limited liability company

Basket 6 Preferred SPE, LLC, a Delaware limited liability company

Basket 7 Preferred SPE, LLC, a Delaware limited liability company

Basket 8 Preferred SPE, LLC, a Delaware limited liability company

Northwest Freeway Holding, LLC, a Delaware limited liability company (TRS)

PE 25, LLC, a Delaware limited liability company

Arbor 30 Henry PE LLC, a Delaware limited liability company (TRS)

Arbor 545 West 48th LLC, a Delaware limited liability company (TRS)

Arbor Realty Collateralized Loan Obligation 2012-1 LLC, a Delaware limited liability company

Arbor Realty Collateralized Loan Obligation 2012-1 Ltd, a Cayman Islands exempted company with limited liability

Arbor Realty Collateralized Loan Obligation 2013-1 LLC, a Delaware limited liability company

Arbor Realty Collateralized Loan Obligation 2013-1 Ltd, a Cayman Islands exempted company with limited liability

Arbor Realty Investments LLC, a Delaware limited liability company

ARMS 2012-1 Equity Holdings LLC, a Delaware limited liability company

ARMS 2013-1 Equity Holdings LLC, a Delaware limited liability company

Arbor FE LLC a Delaware limited liability company

ERFG Holdings, LLC, a Delaware limited liability company

Legacy Equity Investment Group LLC, a Delaware limited liability company

Legacy West Coast Mezzanine Holdings LLC, a Delaware limited liability company

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (i) on Form S-3 (Nos. 333-165408 and 333-167303) of Arbor Realty Trust, Inc. and Subsidiaries and in the related Prospectuses; and (ii) on Form S-8 (Nos. 333-175656 and 333-158671) pertaining to the Arbor Realty Trust, Inc. 2003 Omnibus Stock Incentive Plan, as amended and restated, of Arbor Realty Trust, Inc. and Subsidiaries of our reports dated February 15, 2013, with respect to the consolidated financial statements and schedule of Arbor Realty Trust, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Arbor Realty Trust, Inc. and Subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

New York, New York
February 15, 2013

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Ivan Kaufman, certify that:

1. I have reviewed this annual report on Form 10-K of Arbor Realty Trust, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

By: /s/ IVAN KAUFMAN

Name: Ivan Kaufman
Title: *Chief Executive Officer*

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Paul Elenio, certify that:

1. I have reviewed this annual report on Form 10-K of Arbor Realty Trust, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 15, 2013

By: /s/ PAUL ELENIO

Name: Paul Elenio
Title: *Chief Financial Officer*

EXHIBIT 32.1

CERTIFICATION OF CEO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Arbor Realty Trust, Inc. (the "Company") for the annual period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ivan Kaufman, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ IVAN KAUFMAN

Name: Ivan Kaufman
Title: *Chief Executive Officer*

Date: February 15, 2013

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION OF CFO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Arbor Realty Trust, Inc. (the "Company") for the annual period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Paul Elenio, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ PAUL ELENIO

Name: Paul Elenio
Title: *Chief Financial Officer*

Date: February 15, 2013

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.



CORPORATE INFORMATION



BOARD OF DIRECTORS

IVAN KAUFMAN
Chairman of the Board of Directors
Arbor Realty Trust, Inc.

JOSEPH MARTELLO
Chief Operating Officer
Arbor Management, LLC

DR. ARCHIE R. DYKES (1)
Former Chairman and Lead Director
PepsiAmericas, Inc.

WILLIAM C. GREEN (1)
Co-Founder and Managing Director
Cazenovia Creek Investment
Management, LLC

C. MICHAEL KOJAIAN
President
Kojaian Ventures, LLC

DR. WILLIAM HELMREICH
Founder and President
Byron Research and Consulting

KAREN K. EDWARDS, CFA (1)
President
Kosiba Edwards Associates

MELVIN F. LAZAR (2)
Founder and Former Managing Partner
Lazar, Levine & Felix, LLP*
*Now known as ParenteBeard, LLC

STANLEY KREITMAN
Chairman of the Board
Manhattan Associates, LLC

(1) Member of Audit Committee
(2) Serves as Chairman of the Audit Committee

CORPORATE OFFICERS

IVAN KAUFMAN
Chief Executive Officer and President

PAUL ELENIO
Chief Financial Officer

JOHN J. BISHAR, JR., ESQ.
Corporate Secretary

FRED WEBER
Executive Vice President,
Managing Director
of Structured Finance
and Principal Transactions

GENE KILGORE
Executive Vice President,
Structured Securitization

JOHN FELLETTER
Senior Vice President,
REO and Special Situations

BILL THORNTON
Senior Vice President,
Asset Management

ANDREW GUZIEWICZ
Chief Credit Officer

SHAREHOLDER INFORMATION

CORPORATE OFFICE
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553
Tel: 516-506-4200

COMMON STOCK LISTING
New York Stock Exchange
Symbol: ABR

TRANSFER AGENT
American Stock Transfer &
Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Tel: 212-936-5100

LEGAL COUNSEL
Skadden, Arps, Slate,
Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Tel: 212-735-3000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Five Times Square
New York, NY 10036
Tel: 212-773-3000

INVESTOR RELATIONS CONTACT
Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
Tel: 516-506-4200

Arbor Realty Trust, Inc. has filed Section 302 certifications as an exhibit to its Form 10-K, and the Chief Executive Officer has presented the company's annual certification to the NYSE.


ARBOR
Arbor Realty Trust, Inc.

333 Earle Ovington Blvd., Suite 900
Uniondale, NY 11553
P: 516.506.4200 | F: 516.506.4345
arborrealtytrust.com